
07080999

IMMTECH
PHARMACEUTICALS

2007 ANNUAL REPORT AND FORM 10K

IMMTECH PHARMACEUTICALS, INC.
One North End Avenue
New York, NY 10282

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held November 29, 2007

To the Stockholders of Immtech Pharmaceuticals, Inc.:

The board of directors cordially invites you to attend our annual meeting of stockholders on November 29, 2007, at 2:00 p.m. (Eastern) at the Grand Hyatt New York, 109 East 42nd Street, New York, New York 10017 in the Regency Room on the Mezzanine Level, for the following purposes:

- Proposal No. 1 – to elect six directors to serve until the next annual meeting of stockholders and until their successors are elected and qualified or their earlier resignation, removal, disqualification or death;
- Proposal No. 2 – to approve the Immtech Pharmaceuticals, Inc. 2007 Stock Incentive Plan;
- Proposal No. 3 – to ratify the audit committee's selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2008; and
- to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Only stockholders of record at the close of business on October 16, 2007 will be entitled to notice of the annual meeting and to vote on any matters which come before the meeting or any adjournment or postponement thereof. If you wish to attend the meeting in person, please bring with you the admission ticket attached to the proxy card or other proof of your share ownership as of the record date (examples of acceptable evidence of share ownership are described in the attached proxy statement). **Whether or not you plan to attend the annual meeting, your shares should be represented. To insure that your vote is counted, you are urged to vote by proxy via mail, telephone or the Internet as described on the enclosed proxy card**. Proxies or voting cards delivered to you by or for brokers or fiduciaries should be returned as requested by them. Prompt return of proxies will save the expense involved in further communication. Voting by mail, telephone or Internet will not limit your right to vote in person or to attend the annual meeting, but will insure your representation if you cannot attend. Your proxy is revocable at any time prior to its use.

By order of the Board of Directors,

/s/ Gary C. Parks

Gary C. Parks
Secretary, Immtech Pharmaceuticals, Inc.

October 22, 2007
New York, NY

IMMTECH PHARMACEUTICALS, INC.

PROXY STATEMENT

FOR THE ANNUAL MEETING OF THE STOCKHOLDERS TO BE HELD November 29, 2007

The board of directors of Immtech Pharmaceuticals, Inc., a Delaware corporation ("Immtech," "we," "us," "our" or the "Company"), hereby solicits your proxy for use at the 2007 annual meeting of stockholders to be held on November 29, 2007, at 2:00 p.m. (Eastern) at the Grand Hyatt New York, 109 East 42nd Street, New York, New York 10017 in the Regency Room on the Mezzanine Level, and at any adjournment or postponement thereof, for the purposes set forth in the accompanying notice of annual meeting of stockholders. This proxy statement, notice and proxy card are first being mailed to stockholders of record as of October 16, 2007 on or about October 22, 2007.

If you complete your proxy by mail, telephone or Internet, you appoint Eric L. Sorkin and Gary C. Parks as your proxies at the annual meeting. Your proxies will vote your shares as you instruct. If you sign and return your proxy, but fail to instruct how to vote your shares, Mr. Sorkin or Mr. Parks will vote your shares in favor of the slate of directors nominated by the board and "for" the proposals set forth on the proxy card. This way your shares will be voted whether or not you attend. We recommend that you vote by proxy in advance of the annual meeting even if you plan to attend just in case your plans change and you are unable to attend.

The board does not know of any matters to be presented at the annual meeting other than those listed on the notice and described in this proxy statement. If a matter comes up for vote that is not covered by your proxy, your proxies will vote your shares in accordance with their judgment if you have competed your proxy card and authorized them to do so.

The board encourages you to attend the annual meeting in person. No matter what method you use to vote, if you decide to change your vote, you may revoke your proxy any time before your vote is cast at the annual meeting by (i) giving written notice of revocation to the Secretary of Immtech, (ii) submitting a signed proxy bearing a date later than the date of the prior proxy or (iii) attending the annual meeting and voting in person. Attendance at the annual meeting will not, in itself, constitute revocation of your proxy.

Our principal executive offices are located at One North End Avenue, New York, NY 10282, and our telephone number is (212) 791-2911 or toll free (877) 898-8038.

PURPOSE OF THE MEETING

At our annual meeting, stockholders will be asked to consider and vote upon the following matters:

- Proposal No. 1 – to elect six directors to serve until the next annual meeting of stockholders and until their successors are elected and qualified or their earlier resignation, removal, disqualification or death;

- Proposal No. 2 – to approve the Immtech Pharmaceuticals, Inc. 2007 Stock Incentive Plan (the "2007 Plan");

- Proposal No. 3 – to ratify the audit committee's selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2008; and

- to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

INFORMATION ABOUT THE ANNUAL MEETING

Who is entitled to vote?

The record date for the meeting is October 16, 2007. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. For more information, see the description of shares eligible to vote under the heading "Voting Rights of Common and Preferred Stockholders" below.

Am I entitled to vote if my shares are held in "street name"?

Yes, if a bank or brokerage firm holds your shares in street name for you, you are considered the "beneficial owner" of the shares. If your shares are held in street name, these proxy materials are being forwarded to you by your bank or brokerage firm (the "record holder"), along with a voting instruction card. As the beneficial owner, you have the right to direct the record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions.

What if I do not give my bank or brokerage firm voting instructions for my shares held in "street name"?

If you do not give instructions to your bank or brokerage firm, it will nevertheless be entitled to vote your shares in its discretion on "routine matters." For purposes of this annual meeting, the Company has determined that the election of directors (Proposal 1), and the ratification of the appointment of the independent auditors (Proposal 3) are routine matters. However, absent your instructions, the record holder will not be permitted to vote your shares on non-routine matters, which are referred to as "broker non-votes," including the proposal to approve the 2007 Plan (Proposal 2) and any other non-routine matter properly brought before the meeting. Broker non-votes (shares held by brokers that do not have discretionary authority to vote on the matter and have not received voting instructions from their clients) are not counted or deemed to be present or represented for the purpose of determining whether stockholders have approved that proposal.

May I attend the annual meeting if I hold my shares in "street name"?

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are not a record holder, however, you may not attend the meeting or vote your shares in person at the meeting unless you obtain a proxy, executed in your favor, from the record holder of your shares. See "Who can attend the meeting?" below.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of the holders of a majority of our outstanding shares (including the number of shares represented by our outstanding preferred stock on an as-if converted basis) as of the record date, will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes.

What if a quorum is not present at the meeting?

If a quorum is not present or represented at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present in person or represented by proxy or the chairman of the meeting may adjourn the meeting until a quorum is present or represented. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice may be given.

How do I vote if I am a registered stockholder?

1. You may vote by mail. If you are a registered stockholder (that is, if you hold your stock directly and not in street name), you may vote by mail by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage prepaid envelope. Your proxy will then be voted at the annual meeting in accordance with your instructions.

2. You may vote by telephone or on the Internet. If you are a registered stockholder, you may vote by telephone or on the Internet by following the instructions included on the proxy card. Stockholders with shares registered directly with Computershare Investor Services, LLC, Immtech's transfer agent, may vote (i) on the Internet at the following web address: *http://www.investorvote.com* or (ii) by telephone by dialing 800-652-VOTE (8683) (toll free from the United States and Canada). If you vote by telephone or on the Internet, you do not have to mail in your proxy card. If you wish to attend the meeting in person, however, you will need to bring the admission ticket attached to the proxy card with you. Internet and telephone voting are available 24 hours a day. Votes submitted through the Internet or by telephone must be received by 1:00 a.m. (Central Time) on November 29, 2007.

NOTE: If you vote on the Internet, you may elect to have next year's proxy statement and annual report to stockholders delivered to you via the Internet. We strongly encourage you to enroll in Internet delivery. It is a cost-effective way for us to send you proxy materials and annual reports.

3. You may vote in person at the meeting. If you are a registered stockholder and attend the meeting (please remember to bring your admission ticket or other acceptable evidence of stock ownership as of the record date), you may deliver your completed proxy card in person.

How do I vote if I hold my shares in "street name"?

If you are a beneficial owner of shares registered in the name of your broker, bank, or other agent, you should have received a voting card and voting instructions with these proxy materials from that organization rather than from Immtech. Your bank or broker may permit you to vote your shares electronically by telephone or on the Internet. A large number of banks and brokerage firms participate in programs that offer telephone and Internet voting options. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may vote those shares electronically by telephone or on the Internet by following the instructions set forth on the voting form provided to you by your bank or brokerage firm.

These Internet and telephone voting procedures, which comply with Delaware law, are designed to authenticate stockholders' identities, allow stockholders to vote their shares and confirm that stockholders' votes have been recorded properly. Stockholders voting via either telephone or the Internet should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies that must be borne by the stockholder using such services. Also, please be aware that Immtech is not involved in the operation of these voting procedures and cannot take responsibility for any access, Internet or telephone service interruptions that may occur or any inaccuracies, erroneous or incomplete information that may appear.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If you plan to attend the meeting, detach and bring with you the stub portion of your proxy card, which is marked "Admission Ticket." You must also bring a valid government-issued photo identification, such as a driver's license or a passport.

If your shares are held in street name and you wish to attend the meeting and/or vote in person, you must bring your broker or bank voter instruction card and a proxy, executed in your favor, from the record holder of your shares. In addition, you must bring a valid government-issued photo identification, such as a driver's license or a passport.

Security measures will be in place at the meeting and briefcases, handbags and packages are subject to inspection. No cameras or recording devices of any kind, or signs, placards, banners or similar materials, may be brought into the meeting. Anyone who refuses to comply with these requirements will not be admitted or, if admitted, will be required to leave.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy and change your vote any time before your vote is cast at the meeting:

- by submitting another properly completed proxy card with a later date;
- by voting by telephone or on the Internet (your latest telephone or Internet vote is counted); or
- if you are a registered stockholder, by giving written notice of such revocation to the Secretary of Immtech prior to or at the meeting. If notice is to be given prior to the meeting, please send it to: Immtech Pharmaceuticals, Inc., 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061, Attention: Mr. Gary C. Parks. Your attendance at the meeting itself will not revoke your proxy unless you give written notice of revocation to the Secretary before your proxy is voted or you vote in person at the meeting.

Who will count the votes?

Our transfer agent, Computershare Investor Services, LLC, will tabulate and certify the votes. A representative of the transfer agent will serve as the inspector of election.

How does the board of directors recommend that I vote on the proposals?

The board recommends that you vote "FOR" each proposal in this proxy statement.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, your shares will be voted:

- FOR the election of the six nominees to the board of directors;
- FOR the 2007 Plan; and
- FOR the ratification of the appointment of Deloitte & Touche LLP as Immtech's independent registered public accounting firm for the fiscal year ending March 31, 2008.

Will any other business be conducted at the meeting?

We are not aware of any other business that will be presented at the meeting. If any other matter properly comes before the stockholders for a vote at the meeting, however, your proxy (one of the individuals named on your proxy card) will vote your shares in accordance with his best judgment if you so authorize.

How many votes are required to elect the director nominees (Proposal 1)?

The affirmative vote of a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote is required to elect the six nominees as directors. This means that the six nominees will be elected if they receive more affirmative votes than any other person. If you vote "Withheld" with respect to one or more nominees, your shares will not be voted with respect to the person or persons indicated, although they will be counted for purposes of determining whether there is a quorum.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the board of directors may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holder will vote your shares for the substitute nominee, unless you have withheld authority.

How many votes are required to approve the 2007 Plan (Proposal 2)?

Proposal 2 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote to approve the 2007 Plan.

How many votes are required to approve the ratification of the appointment of Deloitte & Touche LLP as Immtech's independent registered public accounting firm (Proposal 3)?

Proposal 3 requires the affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote to approve the ratification of the appointment of Deloitte & Touche LLP as Immtech's independent registered public accounting firm.

How will abstentions and broker non-votes be treated?

Shares voting "abstain" have no effect on the election of directors. For the proposals to approve the 2007 Plan (Proposal 2) and ratify the independent registered public accounting firm (Proposal 3) abstentions are treated as shares present or represented and voting, so abstaining has the same effect as a negative vote. Broker non-votes will be treated as shares present for quorum purposes, but not entitled to vote.

VOTING RIGHTS OF COMMON AND PREFERRED STOCKHOLDERS

The board has fixed the close of business on October 16, 2007 as the record date for determination of stockholders entitled to notice of and to vote at the annual meeting. Holders of record of our common stock, $0.01 par value ("common stock"), series A convertible preferred stock, $0.01 par value ("series A stock"), series B convertible preferred stock, $0.01 par value ("series B stock"), series C convertible preferred stock, $0.01 par value ("series C stock"), series D convertible preferred stock, $0.01 par value ("series D stock"), and series E convertible preferred stock, $0.01 par value ("series E stock"), at the close of business on the record date will be entitled to vote together as a single class on all matters that come before the meeting. At the close of business on the record date, there were issued and outstanding:

- 15,484,972 shares of common stock (representing 15,484,972 votes);
- 54,500 shares of series A stock (representing 308,257 votes);
- 13,464 shares of series B stock (representing 84,150 votes);
- 45,536 shares of series C stock (representing 257,556 votes);
- 115,200 shares of series D stock (representing 320,003 votes); and
- 106,600 shares of series E stock (representing 378,552 votes).

As of the record date, each share of series A stock was convertible into 5.6561 shares of common stock, each share of series B stock was convertible into 6.25 shares of common stock, each share of series C stock was convertible into 5.6561 shares of common stock and each share of series D stock was convertible into 2.7778 shares of common stock, and each share of series E stock was convertible into 3.5511 shares of common stock. Each share of common stock is entitled to one vote, each share of series A stock, series B stock, series C stock, series D stock, and series E stock is entitled to the number of votes equal to the number of shares of common stock into which such stock is convertible on the record date.

A total of 16,833,490 votes representing common stock, series A stock, series B stock, series C stock, series D stock, and series E stock are entitled to vote at the annual meeting.

The presence, in person or represented by proxy, of the holders of a majority of the outstanding shares of common stock, series A stock, series B stock, series C stock, series D stock, and series E stock entitled to vote, voting as a single class, represented in person or by proxy, constitutes a quorum for the transaction of business at the annual meeting.

PROPOSAL 1

ELECTION OF DIRECTORS

Information about the Nominees

Your vote is requested in favor of six directors to serve until the next annual meeting of stockholders and until their successors are elected and qualified or their earlier resignation, removal, disqualification or death. The board, pursuant to the recommendation of the Company's nominating committee, has selected the six persons listed below as nominees. Each of the nominees is currently a director of Immtech. The table below sets forth the names and principal occupation of each of the nominees. A summary of the background and experience of each of these individuals is set forth after the table.

Name	Age	Current Occupation
Eric L. Sorkin	48	Chairman, President and Chief Executive Officer of Immtech
Cecilia Chan	44	Executive Director of Immtech
David M. Fleet	62	Pharmaceutical Consultant
Judy Lau	45	Investment Advisory Firm
Levi H.K. Lee, MD	65	Medical Doctor
Donald F. Sinex	57	Partner, Private Equity Firm

Eric L. Sorkin. In 2000, Mr. Sorkin became a director of the Company. In 2005, he was appointed Chairman of the Board, in January 2006, Chief Executive Officer and in May 2006, President of the Company. Mr. Sorkin began his career on Wall Street in 1982 at Dean Witter, which is now a subsidiary of Morgan Stanley. From an entry-level position, he was promoted to Managing Director within six years. Mr. Sorkin was among the core group of professionals who developed one of the firm's investment portfolios to over $3 billion in assets. At Dean Witter, Mr. Sorkin's transaction counterparties included Aetna, International Paper, Continental Insurance, Barclays Banks, Chase Manhattan, Harvard University, Southern Bell, Cigna, the State of Wisconsin, AIG, Modern Woodman of America, Zurich American Life, and San Francisco City and County. Mr. Sorkin was responsible for investment selection, negotiations, transaction and financial structuring, debt placement, and asset management. Mr. Sorkin was a Vice President, Owner, and/or Director of over 20 public investment partnerships with investment funds totaling over $1 billion. In 1994, Mr. Sorkin created his own investment firm and began making private equity investments in the United States and in the People's Republic of China. Mr. Sorkin graduated from Yale University with a B.A. in Economics. Mr. Sorkin is a member of the New York Academy of Sciences.

Cecilia Chan. Ms. Chan has served as a member of the board of directors since November 16, 2001. She joined Immtech as Vice President in July, 1999 and was appointed to her current post, Executive Director, in March, 2006. She has 22 years of experience in making investments and in business development. She began working on Immtech's growth strategy in 1998, spearheading Immtech's initial public offering in April 1999. Ms. Chan is responsible for strategic development, fund raising and directing our uses of capital resources. Prior to joining Immtech, Ms. Chan was a Vice President at Dean Witter, which is now a subsidiary of Morgan Stanley, until 1993 and thereafter concentrated her efforts as a private equity investor. During her eight years at Dean Witter, Ms. Chan, along with Mr. Sorkin, completed over $500 million in investments and was Vice President of public partnerships having assets in excess of $800 million. Since 1993, Ms. Chan has developed and funded investments in the United States and the People's Republic of China. She graduated from New York University in 1985 with a Bachelor of Science degree in International Business. Ms. Chan is on the President's Council of the New York Academy of Sciences.

David M. Fleet. Mr. Fleet has served as a director since August 24, 2007. Since 2002, Mr. Fleet has served as Principal in David Fleet Pharmaceutical Industry Consultancy Services. From 1997 to 2002, Mr. Fleet was Senior Vice President of Global Business Development for Innovex Ltd. – Quintiles Transnational. Mr. Fleet was a founding shareholder of Innovex Ltd in 1988 until Innovex's acquisition by Quintiles Transnational in 1996. During that time he served as Managing Director at Novex Pharma Ltd from 1988 to 1993, and from 1993 to 1996 he was responsible for global business development and establishment of principal subsidiaries in Germany, the United States, and Japan. From 1978 to 1988, Mr. Fleet worked at Schering-Plough where he was responsible for various operations. From 1985 to 1988 he was Area Director for Middle East and Africa responsible for development and growth of ethical and OTC products business. Previously he was manager of Schering-Plough's third-largest pharmaceutical plant in Europe with responsibility for manufacturing operations for a full range of pharmaceutical products. From 1975 to 1978, Mr. Fleet worked at Major & Co. Manufacturing based in Ghana/Nigeria as general manager for ethical pharmaceuticals. From 1967 to 1975, he worked at Ward Blenkinsop & Co. Ltd., a division of Boehringer Ingelheim.

Judy Lau. Ms. Lau has served as a director since October 31, 2003. Since July 2002, Ms. Lau has served as the Chairperson of Convergent Business Group, a Hong Kong-based investment advisory firm with investments focused in high technology, life sciences, healthcare and environmental engineering projects in the greater China region. From May 2001 to July 2002, Ms. Lau served as General Manager of China Overseas Venture Capital Co. Ltd., a venture capital firm. From October 2000 to April 2001, Ms. Lau served as Chief Executive Officer of the Good Fellow Group, a Chinese investment firm; and from March 1999 to September 2000, Ms. Lau was the Managing Director of America Online HK, an internet service provider and Hong Kong affiliate of Time Warner, Inc. From April 1998 to February 1999, Ms. Lau worked as a consultant to Pacific Century Group. Ms. Lau has served in the position of Director of Immtech Hong Kong Ltd. since June 2003. In 2000, Ms. Lau was named one of the thirty-six most influential businesswomen of Hong Kong by Capital Magazine. Ms. Lau is also a Fellow of the Hong Kong Association for the Advancement of Science and Technology.

Levi H. K. Lee, M.D. Dr. Lee has served as a director since October 31, 2003. Dr. Lee has been in private medical practice, specializing in pediatrics, since 1971. His practice is located in Hong Kong. Dr. Lee received a B.A. in Biochemistry from the University of California, Berkeley, in 1962, and received his M.D. from the University of California, San

Francisco, in 1966. Dr. Lee has served in the position of director of Immtech Hong Kong Ltd. since June 2003. He was appointed a Diplomat of the American Board of Pediatrics in 1971.

Donald F. Sinex. Mr. Sinex has served as a director since October 16, 2006. Since 1997, Mr. Sinex has been a Partner with Devonwood Investors, LLC, a private equity firm specializing in real estate and general corporate investments. Prior to founding Devonwood Investors in 1997, Mr. Sinex was Executive Vice President and Managing Director of JMB Realty Corporation, one of the largest commercial real estate companies in the United States. While at JMB Realty Corporation, Mr. Sinex managed acquisitions and investments in New York City, Washington, and Boston, and completed acquisitions of over $6.5 billion of assets during his tenure. In addition to having received an MBA from the Harvard Business School, Mr. Sinex received his BA (with honors) from the University of Delaware and a JD degree (with highest honors) from the University of Miami School of Law, where he also served as an editor and member of the law review.

Each of the above nominees has indicated a willingness to serve. Should any nominee become unavailable prior to the annual meeting, your proxy will vote your shares for the person or persons recommended by the board to the extent you authorize. If you sign and return your proxy (whether by mail, telephone or Internet) your shares will be voted for the director slate nominated by the board except to the extent that you withhold authority for any nominee(s). The affirmative vote of a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote is required to elect the six nominees as directors.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE IN FAVOR OF THE ABOVE NOMINEES FOR THE BOARD OF DIRECTORS.

Meetings and Committees of the Board of Directors

During the fiscal year ended March 31, 2007 ("Fiscal Year 2007"), the board of directors held a total of four board meetings and took action by unanimous written consent on six occasions. All of our directors have agreed to serve until the next annual meeting of stockholders and until their successors have been duly elected and qualified or their earlier resignation, removal, disqualification or death. There are no arrangements between any director or executive officer and any other person pursuant to which the director or officer is to be selected as such. There is no family relationship between the directors, executive officers or persons nominated or appointed by the board to become directors or executive officers. Directors Fleet, Lau, Lee, and Sinex are "independent" in accordance with the rules of the American Stock Exchange.

Each director attended at least 75% of (a) the total number of meetings of the board of directors and (b) the total number of meetings of all committees of the board of directors on which he or she served for Fiscal Year 2007. Immtech's policy is to encourage board members to attend its annual meeting of stockholders. Two of our directors attended the previous annual meeting.

The board of directors has an Audit Committee, a Compensation Committee and a Nominating Committee. The function, composition, and number of meetings of each of these committees are described below.

Audit Committee

The audit committee (a) has sole authority to appoint, replace and compensate our independent registered public accounting firm and is directly responsible for oversight of its work; (b) approves all audit fees and terms, as well as any permitted non-audit services; (c) meets and discusses directly with our independent registered public accounting firm its audit work and related matters and (d) oversees and performs such investigations with respect to our internal and external auditing procedures and affairs as the audit committee deems necessary or advisable and as may be required by applicable law. Our audit committee's charter can be found in the "Corporate Governance" section of our website at www.immtechpharma.com.

The members of the audit committee are Mr. Sinex (Chairman), Dr. Lee and Ms. Lau. Each member of the audit committee is "independent" in accordance with the current listing standards of the American Stock Exchange, and Mr. Sinex qualifies as an "audit committee financial expert" as defined under the rules of the SEC. The audit committee took action four times, by meeting or by written unanimous consent, during Fiscal Year 2007.

Compensation Committee

The compensation committee (a) annually reviews and determines salaries, bonuses and other forms of compensation paid to our executive officers and management; (b) selects recipients of awards of incentive stock options and non-qualified stock options and establishes the number of shares and other terms applicable to such awards; and (c) construes the provisions of and generally administers the Third Amended and Restated Immtech Pharmaceuticals, Inc. 2000 Stock Incentive Plan.

The members of the compensation committee are Ms. Lau (Chairman), Dr. Lee and Mr. Sinex. Each member of the compensation committee is "independent" in accordance with the current listing standards of the American Stock Exchange. Our compensation committee's charter can be found in the "Corporate Governance" section of our website at www.immtechpharma.com. The compensation committee took action three times, by meeting or by unanimous written consent, during Fiscal Year 2007.

Nominating Committee

The nominating committee has authority to review the qualifications of, interview and nominate candidates for election to the board of directors. The nominating committee took action one time during Fiscal Year 2007. Our nominating committee's charter can be found in the "Corporate Governance" section of our website at www.immtechpharma.com. The members of the nominating committee are Dr. Lee (Chairman), Ms. Lau and Mr. Sinex. Each member of the nominating committee is "independent" in accordance with the current listing standards of the American Stock Exchange.

The primary functions of the nominating committee are to:

- recruit, review and nominate candidates for election to the board of directors;
- monitor and make recommendations regarding committee functions, contributions and composition;
- develop the criteria and qualifications for membership on the board of directors; and
- administer any director compensation plan.

The nominating committee works with the board to develop the credentials and characteristics required of board and committee nominees in light of current board and committee composition, our business, operations, applicable legal and listing requirements, and other factors they consider relevant. The nominating committee may identify other candidates, if necessary, through recommendations from our directors, management, employees, the stockholder nomination process, or outside consultants. The nominating committee will review candidates in the same manner regardless of the source of the recommendation.

The nominating committee will consider recommendations for director candidates submitted in good faith by stockholders. A stockholder recommending an individual for consideration by the nominating committee must provide (i) evidence in accordance with Rule 14a-8 of the Exchange Act of compliance with the stockholder eligibility requirements, (ii) the written consent of the candidate(s) for nomination as a director, (iii) a resume or other written statement of the qualifications of the candidate(s) and (iv) all information regarding the candidate(s) that would be required to be disclosed in a proxy statement filed with the SEC if the candidate(s) were nominated for election to the board, including, without limitation, name, age, business and residence address and principal occupation or employment during the past five years. Stockholders should send the required information to the Company at 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061, Attention: Mr. Gary C. Parks.

For board membership, the nominating committee takes into consideration applicable laws and regulations (including those of the American Stock Exchange), diversity, age, skills, experience, integrity, ability to make independent analytical inquires, understanding of Immtech's business and business environment, willingness to devote adequate time and effort to board responsibilities and other relevant factors, including experience in the pharmaceutical industry.

Related Party Transactions

The audit committee is required to review and approve all related party transactions including those transaction that are required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. If such transaction relates to compensation, it must be approved by the compensation committee as well. All related party transactions must also be approved by the disinterested members of the board.

Communications with the Board of Directors

The board has provided a procedure for stockholders or other persons to send written communications to the board, a board committee or any of the directors, including complaints to the audit committee regarding accounting, internal accounting controls, or auditing matters. Stockholders may send written communications to the board, the appropriate committee or any of the directors by certified mail only, c/o Audit Committee Chairman, Immtech Pharmaceuticals, Inc., One North End Avenue, New York, NY 10282. All such written communications will be compiled by the Chairman of the audit committee and submitted to the board, a committee of the board or the individual directors, as appropriate, within a reasonable period of time. These communications will be retained with Immtech's corporate records.

Information about Executive Officers and Key Employees

The table below sets forth the names and ages of our executive officers and key employees, as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table. For biographical information for Eric L. Sorkin and Cecilia Chan, please see "—Information about the Nominees" above.

Name	Age	Position with Immtech
Eric L. Sorkin	48	Chairman, President and Chief Executive Officer
Cecilia Chan	44	Executive Director and Board Member
Gary C. Parks	57	Treasurer, Secretary and Chief Financial Officer
Carol Ann Olson	55	Senior Vice President and Chief Medical Officer

Gary C. Parks. Mr. Parks joined Immtech in January 1994, having previously served at Smallbone, Inc., from 1989 until 1993, where he was Vice President, Finance. Mr. Parks was a Division Controller with International Paper from 1986 to 1989. Prior to that, he was Vice President, Finance, of SerckBaker, Inc., a subsidiary of BTR plc, from 1982 to 1986 and a board member of SerckBaker de Venezuela. Mr. Parks holds a B.A. from Principia College and an M.B.A. from the University of Michigan.

Carol Ann Olson, MD, Ph.D. Dr. Olson is responsible for the management of the clinical trial programs and medical affairs of the Company, including the development of integrated clinical plans and management of medical related issues with worldwide regulators. Prior to joining Immtech in October 2004, Dr. Olson worked at Abbott Laboratories, Pharmaceutical Division from 1994 to September 2004 in various capacities, most recently as Global Project Head and Global Medical Director for Anti-Infective Development. In this function, she had line management responsibility for strategic planning, execution of clinical development plans, manufacturing and commercialization, product safety, scientific communications and regulatory affairs for outpatient respiratory antibiotics, including Clarithromycin and Cefdinir. As part of her responsibilities at Abbott, Dr. Olson managed the filing of Investigative New Drug (IND) applications and New Drug Applications (NDA) with the United States Food and Drug Administration (FDA). Prior to this position, Dr. Olson was Global Franchise Medical Director responsible for the Anti-Infective Franchise Program at Abbott from 2000 – 2002. In 2001, she participated on a team responsible for Medical Affairs Acquisition & Integration Management for the Knoll/BASF Pharma Acquisitions. During Dr. Olson's initial years at Abbott (1994 – 2000), she held a number of Medical Director Positions for different product groups in the Pharmaceutical Division. Dr. Olson received both her Medical Doctor degree and Ph.D., Biochemistry, from the University of Chicago. She received a Master of Science degree from North Dakota State University and attended Concordia College, where she earned a B.A. degree. Additionally, Dr. Olson was a Medical Fellow Specialist — Division of Infectious Diseases, Department of Medicine at the University of Minnesota and Medical Resident, Department of Medicine at the University of Chicago. While at Abbott she earned a number of awards including the Chairman's Award, Abbott Laboratories (1994).

Compensation Discussion and Analysis

Overview

The compensation committee of our board of directors has overall responsibility for the compensation program for our executive officers. Specifically, the compensation committee establishes policies and otherwise discharges the responsibilities of the board with respect to the compensation of our executive officers, senior management, and other employees. In evaluating executive officer pay, the compensation committee may retain the services of an independent compensation consultant or research firm and consider recommendations from the chief executive officer and persons serving in supervisory positions over a particular officer or executive officer with respect to goals and compensation of the other executive officers. The executive officers are not present or involved in deliberations concerning their compensation. The compensation committee assesses the information it receives in accordance with its business judgment. The compensation committee is also responsible for administering all of our incentive and equity-based plans. All decisions with respect to executive compensation are first approved by the compensation committee and then submitted, together with the compensation committee's recommendations, to the independent members of the board for final approval.

We choose to pay the various elements of compensation discussed in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for primarily long-term strategic goals, while considering short-term performance.

Elements of compensation for our executives generally include:

- base salary (typically subject to upward adjustment annually based on individual performance);
- stock option awards;
- 401(k) plan contributions; and
- health, disability and life insurance.

We believe that the compensation of our executives should reflect their success in attaining key Company objectives and individual factors. The key company objectives include: (1) growth of operating earnings and earnings per share; (2) improved return on assets; (3) satisfactory results of regulatory examinations; (4) growth or maintenance of market share; (5) long-term competitive advantage, which lead to attaining an increased market price for our stock; (6) asset growth; and (7) improved asset quality. The key individual factors for each executive include: (1) the value of their unique skills and capabilities to support long-term performance of the Company; (2) performance of their management responsibilities; (3) whether an increase in responsibility or change in title is warranted; (4) leadership qualities; (5) business responsibilities; (6) career with our company; (7) current compensation arrangements; (8) long-term potential to enhance shareholder value; and (9) contribution as a member of the executive management team.

Our allocation between long-term and currently paid compensation is intended to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our Company and our shareholders. We provide cash compensation in the form of base salary to meet competitive salary norms and reward performance on an annual basis. We provide non-cash compensation to reward performance against specific objectives and long-term strategic goals. Our compensation package for our executive officers for the fiscal year ending March 31, 2007 ranges from 100% to 53% in cash compensation and 0% to 47% in non-cash compensation, including benefits and equity-related awards. We believe that this ratio is competitive within the marketplace for companies at our stage of development and appropriate to fulfill our stated policies.

Elements of Compensation

Base Salary

Our compensation committee desires to establish salary compensation for our executive officers based on our operating performance relative to comparable peer companies over a three year period. In recommending base salaries for the fiscal year ending March 31, 2007, our compensation committee considered salaries paid to executive officers of other biotechnology and pharmaceutical companies similar in size, stage of development and other characteristics. Our compensation committee's objective is to provide for base salaries that are competitive with the average salary paid by our peers. In making its recommendations, our compensation committee takes into account recommendations submitted by persons serving in a supervisory position over a particular officer or executive officer.

With respect to our fiscal year end March 31, 2007, the base salaries for our executive officers are reflected in our summary compensation table below and are as follows:

Eric L. Sorkin	$ 375,000
Cecilia Chan	$ 201,234
Gary Parks	$ 200,000
Carol Olson	$ 235,000

Bonus and Other Non-Equity Incentive Plan Compensation

Given our stage of development and our desire to conserve cash, we generally do not award cash bonuses or provide for other non-equity incentive plan compensation and did not make such awards in Fiscal Year 2007. As of fiscal year 2008, Mr. Sorkin, our chief executive officer, is entitled to a cash bonus of up to 60% of his base salary for each year of his employment with us based on milestones to be determined by our compensation committee, pursuant to the terms of his employment agreement with us. Those milestones have not yet been determined for the current fiscal year.

Stock Option and Equity Incentive Programs

We believe that equity grants provide our executive officers with a strong link to our long-term performance, create an ownership culture and closely align the interests of our executive officers with the interests of our shareholders. Because of the direct relationship between the value of an option and the market price of our common stock, we have always believed that granting stock options is the best method of motivating the executive officers to manage our Company in a manner that is consistent with the interests of our Company and our shareholders. In addition, the vesting feature of our equity grants should aid officer retention because this feature provides an incentive to our executive officers to remain in our employ during the vesting period. In determining the size of equity grants to our executive officers, our compensation committee considers our company-level performance, the applicable executive officer's performance, the period during which an executive officer has been in a key position with us, comparative share ownership of our competitors, the amount of equity previously awarded to the applicable executive officer, the vesting of such awards, the number of shares available under our 2000 Plan, the limitations under our 2000 Plan and the recommendations of management and any other consultants or advisors with whom our compensation committee may choose to consult.

In Fiscal Year 2007, stock options were granted under the 2000 Plan as an incentive to aid in the retention of the executive officers and to align their interests with those of Immtech's stockholders and, for the same reasons, it is expected that additional stock options will be granted under the 2007 Plan if it is approved by Immtech's stockholders.

We currently do not have any formal plan requiring us to grant, or not to grant, equity compensation on specified dates. With respect to newly hired executives, our practice is typically to consider stock grants at the first meeting of the compensation committee and board following such executive's hire date. The recommendations of the compensation committee are subsequently submitted to the board for approval. We intend to ensure that we do not award equity grants in connection with the release, or the withholding, of material non-public information, and that the grant value of all equity awards is equal to the fair market value on the date of grant.

We entered into an employment agreement with Mr. Sorkin in December 2006 pursuant to which we intended to grant Mr. Sorkin stock options to purchase up to 325,000 of our shares of common stock, at an exercise price equal to the fair market value of the underlying shares on December 20, 2006 subject to stockholder approval of a new equity incentive plan. In March 2007, we amended and restated the employment agreement at Mr. Sorkin's request to remove the requirement that he be granted stock options to purchase up to 325,000 shares of our common stock, and to provide that he will be eligible for future stock options conditioned on our achievements and milestones as determined by our compensation committee and our other independent directors.

We granted stock options to the executive officers on October 16, 2006. In keeping with our standard policy and practice, the exercise price of the stock options that were awarded was $5.74 per share, the fair market value on the date of grant. The options generally vest ratably over a two year period from the date of grant and expire ten years from the date of grant. The options that were granted are set forth in the Grants of Plan-Based Awards table below. All options are intended to be qualified stock options as defined under Section 422 of the Internal Revenue Code of 1986, as amended, to the extent possible.

Perquisites

Our executives do not receive any perquisites and are not entitled to benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our executives or employees.

Defined Contribution Plan

We maintain a qualified retirement plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees subject to certain minimum age and service requirements. Our 401(k) plan allows employees to make voluntary contributions. The assets of the 401(k) plan are held in trust for participants and are distributed upon the retirement, disability, death or other termination of employment of the participant.

Employees who participate in our 401(k) may contribute to their 401(k) account up to the maximum amount that varies annually in accordance with the Internal Revenue Code. We also make available to 401(k) plan participants the ability to direct the investment of their 401(k) accounts in various investment funds.

Employment Agreements

In general, we do not enter into formal employment agreements with our employees, other than our chief executive officer. We have entered into an employment agreement with Mr. Sorkin, our current president and chief executive officer, and previously Mr. Thompson, our former president and chief executive officer.

Our compensation committee recommended these agreements in part to enable us to induce our chief executives to work at a small, dynamic and rapidly growing company where their longer-term compensation would largely depend on future stock appreciation. Our chief executive officer may from time to time have competitive alternatives that may appear to him to be more attractive or less risky than working at Immtech. The change in control and severance benefits also mitigate the risk of a potential acquisition of the company, particularly when services of the executive officer may not be required by the acquiring company. A description of the terms of these agreements, including post-employment payments and triggers, is included in the section entitled "Potential Payments Upon Termination or Change in Control."

Accounting and Tax Considerations

We select and implement our various elements of compensation for their ability to help us achieve our performance and retention goals and not based solely on any unique or preferential financial accounting treatment. In this regard, Section 162(m) of the Internal Revenue Code generally sets a limit of $1.0 million on the amount of annual compensation (other than certain enumerated categories of performance-based compensation) that we may deduct for federal income tax purposes with respect to the executive officers (other than our chief financial officer) listed in the summary compensation table below. Compensation realized upon the exercise of stock options is considered performance based if, among other requirements, the plan pursuant to which the options are granted has been approved by the a company's stockholders and has a limit on the total number of shares that may be covered by options issued to any plan participant in any specified period. Options granted under our Amended & Restated 2000 Stock Incentive Plan are considered performance based. Therefore any compensation realized upon the exercise of stock options granted under the 2000 Plan will be excluded from the deductibility limits of Section 162(m). While we have not adopted a policy requiring that all compensation be deductible, we consider the consequences of Section 162(m) in designing our compensation practices.

Generally, the exercise of an incentive stock option does not trigger any recognition of income or gain to the holder. If the stock is held until at least one year after the date of exercise (or two years from the date the option is granted, whichever is later), all of the gain on the sale of the stock, when recognized for income tax purposes will be capital gain, rather than ordinary income to the recipient. Consequently, we do not receive a tax deduction. For stock options that do not qualify as incentive stock options, we are entitled to a tax deduction in the year in which the stock options are exercised equal to the spread between the exercise price and the fair market value of the stock for which the stock option was exercised. The holders of the non-qualified stock options are generally taxed on this same amount in the year of exercise.

Stock Ownership Guidelines

Although we have not adopted any stock ownership guidelines, we believe that our compensation of executive officers, which includes the use of stock options, results in an alignment of interest between these individuals and our stockholders.

Benchmarking and Consultants

Our compensation committee reviews the history of all the elements of each executive officer's total compensation over the past several years and compares the compensation of the executive officers with that of the executive officers in an appropriate market comparison group comprised of other biotechnology and pharmaceutical companies similar in size, stage of development and other characteristics.

Named Executive Officer Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Fiscal Year (ending March 31)	Salary $	Bonus $	Stock Awards $	Option Awards $ (2)	Non-equity Incentive Plan Compensation $	Change in Pension Value and NQDC Earnings $	All Other Compensation $	Total $
Eric L. Sorkin[(1)] Chief Executive Officer and Chairman	2007	0	—	—	$201,465	—	—	—	$201,465
Cecilia Chan Executive Director and Director	2007	$201,234	—	—	$101,656	—	—	—	$302,890
Gary C. Parks Secretary, Treasurer and Chief Financial Officer	2007	$188,431	—	—	$111,760	—	—	—	$300,191
Carol Ann Olson, MD, Ph.D. Senior Vice President and Chief Medical Officer	2007	$223,333	—	—	$200,624	—	—	—	$423,957

(1) Mr. Sorkin became Chief Executive Officer on January 23, 2006 and subsequently became President on May 1, 2006. His base salary for Fiscal Year 2007 is $375,000 per year.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of the stock options granted to each of the named executive officers in 2007 and prior fiscal years, in accordance with SFAS 123(R). The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, please refer to the notes in our financial statements. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

Stock Option Grants and Exercises During the Fiscal Year Ended March 31, 2007

The following table sets forth information concerning stock option grants made during the fiscal year ended March 31, 2007, to our executive officers named in the "Summary Compensation Table" above. The fair value information in the far right column is for illustration purposes only and is not intended to predict the future price of our Common Stock. The actual future value of the stock options will depend on the market value of the Common Stock.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Options Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Option Awards ($) (3)
Eric L. Sorkin	10/16/06	—	—	—	—	—	—	—	75,000	5.74	362,009
Cecilia Chan	10/16/06	—	—	—	—	—	—	—	75,000	5.74	362,009
Gary C. Parks	10/16/06	—	—	—	—	—	—	—	30,000	5.74	144,803
Carol Ann Olson	10/16/06	—	—	—	—	—	—	—	30,000	5.74	144,803

(1) These stock options vest and become exercisable in equal monthly installments with the first installment vesting on October 16, 2006. The options expire 10 years from the date of grant on October 16, 2006.

(2) This column shows the exercise price for the stock options granted, which was the closing price of our common stock on October 16, 2006, the date of grant.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of the stock options granted to each of the named executive officers in 2007 in accordance with SFAS 123(R). The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, please refer to the notes in our financial statements. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

The following table sets forth certain information with respect to outstanding stock option and warrant awards of the named executive officers for the fiscal year ended March 31, 2007.

OUTSTANDING EQUITY AWARDS AT MARCH 31, 2007

	Option/Warrant Awards				
Name	Number of Securities Underlying Unexercised Options/ Warrants Exercisable (#)(1)	Number of Securities Underlying Unexercised Options/ Warrants Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option/Warrant Exercise Price ($)	Option/ Warrant Expiration Date (2)
Eric L. Sorkin	36,923 (3)	0	—	6.47	7/24/2008
	173,077 (3)	0	—	6.47	10/12/2008
	972	0	—	2.55	12/24/2007
	22,000	0	—	14.29	2/2/2014
	22,000	0	—	11.03	11/16/2014
	12,153	8,681	—	7.85	1/25/2016
	15,625	59,325	—	5.74	10/16/2016
Cecilia Chan	50,123 (3)	0	—	6.47	7/24/2008
	173,077 (3)	0	—	6.47	10/12/2008
	22,000	0	—	2.55	12/24/2012
	25,000	0	—	21.66	11/6/2013
	20,000	0	—	9.41	9/8/2014
	15,625	59,325	—	5.74	10/16/2016
Gary C. Parks	14,195	0	—	1.74	4/16/2008
	10,000	0	—	10.00	7/20/2011
	25,000	0	—	2.55	12/24/2012
	15,000	0	—	21.66	11/6/2013
	15,000	0	—	9.41	9/8/2014
	11,667	8,333	—	7.29	1/24/2016
	6,250	23,750	—	5.74	10/16/2016
Carol Ann Olson	26,666 (4)	13,334 (4)	—	8.38	10/18/2014
	17,500	12,500	—	7.29	1/24/2016
	6,250	23,750	—	5.74	10/16/2016

(1) Except as indicated, the stock options granted vest and become exercisable in monthly installments over a two year period, commencing on the date of grant.

(2) The stock options expire on the date shown in this column, which is ten years from the date of grant, with the sole exception of the December 24, 2002 grant of stock options to Mr. Sorkin with a five-year expiration term.

(3) The amount represents the shares of common stock issuable upon exercise of the vested warrants.

(4) The stock options granted vest and become exercisable ratably over a three year period, commencing on the first anniversary of the date of grant.

OPTION/WARRANT EXERCISES

	Option/Warrant Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Eric L. Sorkin	5,000	(3,550) (1)
	4,000	5,040 (2)
Cecilia Chan	0	
Gary C. Parks	500	630 (2)
Carol Ann Olson	0	

(1) Based on the market value of $5.29 per share, minus the average per share exercise price of $6.00 multiplied by the number of shares underlying the warrant.

(2) Based on the market value of $7.26 per share, minus the average per share exercise price of $6.00 multiplied by the number of shares underlying the warrant.

Post-Employment Compensation

Employment Agreement with Mr. Sorkin

Upon becoming the Company's Chief Executive Officer in January 2006, Mr. Sorkin elected to provide services to the Company without receiving an annual salary. On December 20, 2006, the Company and Mr. Sorkin entered into an employment agreement pursuant to which Mr. Sorkin was engaged as the Company's President and Chief Executive Officer through March 31, 2007, with annual automatic renewals, unless either party provides not less than 30 days written notice. Mr. Sorkin is entitled to receive an annual cash salary of $375,000 beginning on April 1, 2007. In connection with the employment agreement, he also had the right to receive a stock option to purchase up to 325,000 shares of the Company's common stock for an exercise price equal to $9.01, the closing price of our common stock on the date the agreement was signed, subject to the stockholders approval of a new equity incentive plan. Under the terms of the agreement, Mr. Sorkin also may receive (i) a cash bonus of up to 60% of his base salary beginning with the fiscal year ended March 31, 2008, based on milestones set in the sole discretion of the compensation committee or in the discretion of the compensation committee together with the other independent members of the board of directors (as directed by the board). The Agreement was amended and restated in March 2007 at the request of Mr. Sorkin to remove the requirement that he be granted the 325,000 stock options and to provide that he will only receive future stock options if the Company achieves certain milestones as determined by the compensation committee and the other independent directors of the board.

If Mr. Sorkin is terminated without cause (as defined) or resigns for good reason (as defined), then he will be entitled to receive (i) six months severance based on his then current base salary, (ii) benefits for 12 months, (iii) cash bonus on the date he otherwise would have received it, (iv) vesting of all stock options and (v) the right to exercise all of his outstanding stock options through the end of their respective terms. In the event of Mr. Sorkin's death, his estate is entitled to (i) 12 months of base salary, (ii) benefits for 12 months, (iii) vesting of all outstanding stock options, (iv) pro rata share of cash bonus through date of death, and (v) the right to exercise the options through the end of their respective terms. If Mr. Sorkin becomes disabled (as defined) he is entitled to receive (i) 12 months of his base salary (paid out of disability insurance to the extent available), (ii) benefits for 12 months, (iii) pro rata share of cash bonus through the date of disability, (iv) vesting of all outstanding stock options and (v) the right to exercise the stock options through the end of their respective terms. In the event there is a change in control of the Company (as defined), whether or not Mr. Sorkin's employment is terminated, all outstanding stock options will vest.

The following table quantifies the amounts that we would owe Mr. Sorkin upon each of the termination triggers discussed above:

EXECUTIVE PAYMENTS UPON TERMINATION AS OF MARCH 31, 2007

Eric L. Sorkin
Chairman, Chief Executive Officer and President

Executive Benefits and Payments Upon Termination	Disability	Death	Termination without Cause or with Good Reason Prior to CIC or more than 24 months after CIC (1)	CIC Whether or Not Services are Terminated
Severance Payments				
Base Salary	$375,000 (2)	$375,000 (2)	$187,500 (3)	----
Short-Term Incentive	--- (4)	--- (4)	--- (5)	----
Value of Unvested Equity Awards and Accelerated Vesting				
Stock Options	286,591 (6)	286,591 (6)	286,591 (6)	286,591 (6)
Total	**$ 661,591**	**$ 661,591**	**$ 474,091**	**$ 286,591**

(1) "CIC" means change in control, as defined within the employment agreement between Mr. Sorkin and the Company.

(2) 12 months base salary.

(3) 6 months base salary.

(4) Pro rata bonus.

(5) Full cash bonus otherwise payable.

(6) Vesting of all stock options.

DIRECTOR COMPENSATION as of March 31, 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Harvey Colten (1)	---	----	---	----	---	---	---
Judy Lau	---	----	---	----	---	---	---
Levi H. K. Lee	---	----	---	----	---	---	---
Donald Sinex	---	---	20,000	----	---	---	
Frederick Wackerle (2)	---	----	---	----	---	---	---

(1) Dr. Colten passed away on May 24, 2007.

(2) Mr. Wackerle did not stand for re-election at the Company's annual meeting of stockholders held on March 2, 2007.

Overview of Compensation and Procedures

We generally compensate non-employee directors for their service as a member of the board of directors through the grant to each such director of 20,000 options to purchase shares of common stock upon joining the board. In addition, each non-employee director receives options to purchase 15,000 shares of common stock for each subsequent year of board service, options to purchase 3,000 shares of common stock for each year of service on each board committee and options to purchase 1,000 shares of common stock for each board committee chaired. Such options are generally granted at fair market value on the date of grant, vest ratably over 2 years from the date of grant and expire 10 years from the date of grant. Our practice has been to make these grants after our annual meeting of stockholders. We made these grants with respect to Fiscal Year 2007 on August 17, 2007. We also reimburse the directors for out-of-pocket expenses incurred in connection with their service as directors.

For Fiscal Year 2008, each non-employee director will receive an annual retainer of $20,000. Members of the audit committee will receive options to purchase 5,000 shares of common stock and the Chair of the audit committee will receive options to purchase 10,000 shares of common stock. Members of the compensation committee and nominating committee will receive options to purchase 3,000 shares of common stock and the Chairs of these committees will receive options to purchase 6,000 shares of common stock.

On August 17, 2007, Ms. Lau was granted an option to purchase 22,292 shares of common stock for her board service during the fiscal year ended March 31, 2007. She received (i) 15,000 for one year of service on the board and (ii) 7,292 for board committee appointments, including 3,000 for each one-year appointment to our audit committee and compensation committee, 750 for chairing the compensation committee for nine months and 542 for chairing the audit committee for six and one half months; such options have an exercise price of $6.85, an exercise period of ten years and immediate vesting.

On August 17, 2007, Dr. Lee was granted an option to purchase 19,625 shares of common stock for his board service during the fiscal year ended March 31, 2007. He received (i) 15,000 for one year of service on the board and (ii) 4,625 for board committee appointments, including 3,000 for a one-year appointment to our nominating committee and 1,625 for serving six and one half months on the audit committee; such options have an exercise price of $6.85, an exercise period of ten years and immediate vesting.

On October 23, 2006, Mr. Sinex was granted an option to purchase 20,000 shares of common stock for joining the board. Such options have an exercise price of $5.60, an exercise period of ten years and vest ratably over 24 months. On August 17, 2007, Mr. Sinex was granted an option to purchase 10,084 shares of common stock for his board service during the fiscal year ended March 31, 2007. He received (i) 6,875 for five and one half months of service on the board and (ii) 3,209 for board committee appointments during the five and one half months of service, including 1,375 for each appointment to our audit committee and nominating committee, and 459 for chairing the audit committee; such options have an exercise price of $6.85, an exercise period of ten years and immediate vesting.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the preceding Compensation Disclosure and Analysis with management and, based on such review and discussions, the compensation committee recommended to the board of directors that the Compensation Disclosure and Analysis be included in this Proxy Statement.

Compensation Committee

Judy Lau, (Chair)
Levi H.K. Lee, M.D.
Donald F. Sinex

Stock Performance Graph

The following graph shows a comparison of cumulative total stockholder returns for Immtech's common stock, the S&P 500 Index and the Peer Group. The graph assumes the investment of $100 on April 01, 2002, and the reinvestment of all dividends. The performance shown is not necessarily indicative of future performance.



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
March 2007
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
Immtech Pharmaceuticals, Inc.
S&P 500 Index
Peer Group

The information contained in the graph above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or subject to Regulation 14A or 14C promulgated under the Exchange Act, other than as provided in Item 402 of the SEC's Regulation S-K, or to the liabilities of Section 18 of the Exchange Act, except to the extent that Immtech specifically requests that the information be treated as soliciting material or specifically incorporates it by reference in such filing.

TOTAL STOCKHOLDER RETURNS

Total Return To Stockholder's
(Dividends reinvested monthly)

Company Name / Index	ANNUAL RETURN PERCENTAGE YEARS ENDED				
	Mar 03	Mar 04	Mar 05	Mar 06	Mar 07
Immtech Pharmaceuticals, Inc.	-6.25	311.58	-32.93	-37.59	-25.80
S&P 500 Index	-24.77	35.13	6.67	11.71	11.83
Peer Group	-68.34	158.50	0.30	28.17	-14.58

Company Name / Index	Base Period	INDEXED RETURNS YEARS ENDED				
	April 02	Mar 03	Mar 04	Mar 05	Mar 06	Mar 07
Immtech Pharmaceuticals, Inc.	$100	$ 93.75	$ 385.85	$ 258.80	$ 161.52	$ 119.85
S&P 500 Index	100	75.23	101.66	108.44	121.14	135.46
Peer Group	100	31.66	81.84	82.09	105.22	89.88

Peer Group Companies
Cubist Pharmaceuticals, Inc. (NASDAQ: CBST)
EntreMed, Inc. (NASDAQ: ENMD)
Encysive Pharmaceuticals, Inc. (NASDAQ: ENCY)

Security Ownership of Certain Beneficial Owners, Directors and Management

The following table sets forth, as of October 12, 2007, certain information regarding the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of our common stock based upon the most recent information available to us for (i) each person known by us to own beneficially more than five (5%) percent of our outstanding common stock, (ii) each director, (iii) each person listed in the "Summary Compensation Table" above and (iv) all executive officers and directors as a group. Except as otherwise indicated, each listed stockholder directly owned his or her shares and had sole voting and investment power. Unless otherwise noted, the address for each person listed below is Immtech Pharmaceuticals, Inc., One North End Avenue, New York, NY 10282.

Name and Address	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock
Eric L. Sorkin[1]	458,559	2.89%
Cecilia Chan[2]	392,270	2.48%
Gary C. Parks[3]	138,555	*
Carol Ann Olson, M.D., Ph.D.[4]	83,500	*
David M. Fleet[5]	3,625	*
Judy Lau[6]	108,445	*
Levi H.K. Lee, MD[7]	303,418	1.94%
Donald F. Sinex[8]	90,043	*
All executive officers and directors as a group (8 persons)[9]	1,578,415	9.43%

* Less than one percent.

(1) Includes (i) 62,735 shares of common stock; (ii) 20,362 shares of common stock issuable upon the conversion of series A preferred stock; (iii) 53,267 shares of common stock issuable upon the conversion of series E preferred stock; (iv) 217,500 shares of common stock issuable upon the exercise of warrants; and (v) 104,695 shares of common stock issuable upon the exercise of options.

(2) Includes (i) 55,664 shares of common stock; (ii) 5,781 shares of common stock issuable upon the conversion of series B preferred stock; (iii) 223,200 shares of common stock issuable upon the exercise of warrants; and (iv) 107,625 shares of common stock issuable upon the exercise of options.

(3) Includes (i) 22,515 shares of common stock; (ii) 2,262 shares of common stock issuable upon the conversion of series A preferred stock; and (iii) 113,778 shares of common stock issuable upon the exercise of options.

(4) Includes 83,500 shares of common stock issuable upon the exercise of options.

(5) Includes 3,625 shares of common stock issuable upon the exercise of options.

(6) Includes 108,445 shares of common stock issuable upon the exercise of options.

(7) Includes (i) 142,499 shares of common stock; (ii) 11,312 shares of common stock issuable upon the conversion of series A preferred stock; (iii) 52,037 shares of common stock issuable upon the conversion of series C preferred stock; and (iv) 97,570 shares of common stock issuable upon the exercise of options.

(8) Includes (i) 37,319 shares of common stock; (ii) 21,307 shares of common stock issuable upon the conversion of series E preferred stock; (iii) 3,750 shares of common stock issuable upon the exercise of warrants; and (iv) 27,667 shares of common stock issuable upon the exercise of options.

(9) See footnotes one through eight.

PROPOSAL 2

ADOPTION OF 2007 STOCK INCENTIVE PLAN

Background

Since its inception, our board of directors has relied upon stock options and restricted stock to attract and retain outstanding individuals to serve as the Company's directors, executive officers, employees and consultants, and to align their interests with the interests of the Company's stockholders. The primary vehicle for this form of compensation currently is the Company's Third Amended and Restated 2000 Stock Incentive Plan (the "2000 Plan"). The Company's stockholders approved the 2000 Plan at the 2000 annual meeting held on October 12, 2000, reserving for issuance pursuant to awards granted thereunder up to 350,000 shares of Common Stock. Subsequently, the Company's stockholders approved increases in the shares available under the 2000 Plan, most recently on November 12, 2004, when the number of shares available was increased to 2,200,000.

As of October 12, 2007, there remained only 346,964 shares of Common Stock available for issuance pursuant to stock options and/or restricted shares (collectively, "Awards") granted under the 2000 Plan. Our board of directors has determined that the number of shares remaining under the 2000 Plan is insufficient to continue to meet the Company's needs of attracting and retaining directors, executive officers, employees and consultants. As a result, on September 25, 2007, our board of directors adopted, subject to stockholder approval, the 2007 Stock Incentive Plan (the "2007 Plan"). A copy of the 2007 Plan is set forth in full in Appendix A to this proxy statement. The 2007 Plan provides for the issuance of up to 1,846,964 shares of Common Stock pursuant to awards of stock options and restricted shares. This number represents an additional 1,500,000 shares added to the 346,964 shares that remain available under the 2000 Plan. In addition, the 2007 Plan provides that up to 1,592,263 shares of Common Stock may become available for issuance upon the expiration, forfeiture or cancellation of currently outstanding awards made under the 2000 Plan.

Upon receipt of stockholder approval of the 2007 Plan, the Company will not make any further awards under the 2000 Plan.

Stockholder approval of the 2007 Plan will enable the Company to make awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Subject to certain exceptions, Section 162(m) generally limits the corporate income tax deductions to $1,000,000 annually for compensation paid to each of the Chief Executive Officer and the other four highest paid executive officers of the Company.

The board has not made any awards under the 2007 Plan, and has not determined what awards, if any, will occur if the 2007 Plan receives shareholder approval at the annual meeting. If the 2007 Plan had been in effect for the Company's 2007 fiscal year, no additional awards would have occurred because all awards occurred under the 2000 Plan. Shareholder approval of the 2007 Plan will not affect outstanding awards made under the 2000 Plan, which will remain in full force and effect.

The affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote will be required to approve the 2007 Plan..

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE "FOR" THE APPROVAL OF THE IMMTECH PHARMACEUTICALS, INC. 2007 STOCK INCENTIVE PLAN.

Summary of the 2007 Plan

The following summary is not intended to be complete and reference should be made to Appendix A for a complete statement of the terms and provisions of the 2007 Plan. Capitalized terms used in this summary and not otherwise defined will have the meanings ascribed to such terms in the 2007 Plan.

Purpose. The purpose of the 2007 Plan is to attract, retain and motivate select employees, officers, directors, consultants, and advisors of the Company and its affiliates (referred to collectively as "eligible persons").

Shares Subject to the 2007 Plan. The 2007 Plan provides that up to 1,846,964 shares of Common Stock may be issued pursuant to Awards under the 2007 Plan. These shares shall be authorized but unissued shares, or shares that the Company has reacquired or otherwise holds in treasury or in a trust. The number of shares available for Awards, as well as the terms of outstanding Awards, are subject to adjustment as provided in the 2007 Plan for stock splits, stock dividends, recapitalizations and other similar events. Shares of Common Stock that are subject to any Award that expires, or is forfeited, cancelled or becomes unexercisable will again be available for subsequent Awards, except as prohibited by law. In addition, the 2007 Plan provides that up to 1,592,263 shares of Common Stock may become available for issuance upon the expiration, forfeiture or cancellation of currently outstanding awards made under the 2000 Plan.

Administration. Either our board of directors or a committee appointed by our board of directors will administer the 2007 Plan. The board of directors and any committee exercising discretion under the 2007 Plan from time to time are referred to as the "Committee." The Compensation Committee of the board of directors is currently acting as the Committee for purposes of the 2007 Plan. The board of directors may at any time appoint additional members to the Committee, remove and replace members of the Committee with or without cause, and fill vacancies on the Committee. To the extent permitted by law, the Committee may authorize one or more persons who are reporting persons for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, (or other executive officers) to make awards to eligible persons who are not reporting persons for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (or other officers whom the Company has specifically authorized to make awards). With respect to decisions involving an award intended to satisfy the requirements of Section 162(m) of the Code, the Committee is to consist of two or more directors who are "outside directors" for purposes of that Code section. The Committee may delegate administrative functions to individuals who are reporting persons for purposes of Rule 16b-3 of the Exchange Act, officers or employees of the Company or its affiliates. With respect to any decision relating to a reporting person, the Committee shall consist of two or more directors who are disinterested within the meaning of Rule 16b-3.

Subject to the terms of the 2007 Plan, the Committee has express authority to determine the eligible persons who will receive awards, the number of shares of Common Stock to be covered by each award, and the terms and conditions of awards. The Committee has broad discretion to prescribe, amend, and rescind rules relating to the 2007 Plan and its administration, to interpret and construe the 2007 Plan and the terms of all award agreements, and to take all actions necessary or advisable to administer the 2007 Plan. Within the limits of the 2007 Plan, the Committee may accelerate the vesting of any award, allow the exercise of unvested awards, and may modify, replace, cancel or renew them.

The 2007 Plan provides that the Company and its affiliates will indemnify members of the Committee and their delegates against any claims, liabilities or costs arising from the good faith performance of their duties under the 2007 Plan. The 2007 Plan releases these individuals from liability for good faith actions associated with the Plan's administration.

Eligibility. The Committee may grant options that are intended to qualify as incentive stock options ("ISOs") only to employees, and may grant all other awards to eligible persons. The discussion below uses the term "participant" to refer to an eligible person who has received an award. The 2007 Plan provides that no participant may receive Options that relate to more than 500,000 Shares in any twelve month period. Substantially all of the approximately 24 employees (including officers) of the Company and its affiliates and all four of the Company's non-employee directors would be eligible to participate in the 2007 Plan.

Options. Options granted under the 2007 Plan provide participants with the right to purchase shares of Common Stock at a predetermined exercise price. The Committee may grant options that are intended to qualify as ISOs or options that are not intended to so qualify ("Non-ISOs"). The 2007 Plan also provides that ISO treatment may not be available for options that become first exercisable in any calendar year to the extent the value of the underlying shares that are the subject of the option exceed $100,000 (based upon the Fair Market Value of the shares of Common Stock on the option grant date).

Exercise Price for Options. The exercise price of Non-ISOs may not be less than 100% of the fair market value on the grant date of the shares of Common Stock subject to the award (110% of fair market value for ISOs granted to employees who, at the time of grant, own more than 10% of the Company's outstanding shares of Common Stock; and 100% of fair market value for ISOs granted to all other employees). As of the record date, the closing price of a share of Common Stock on the American Stock Exchange was $7.60 per share.

Exercise of Options. To the extent exercisable in accordance with the agreement granting them, an option may be exercised in whole or in part, and from time to time during its term; subject to earlier termination relating to a holder's termination of employment or service. The Committee has the discretion to accept payment of the exercise price in any of the following forms (or combination of them): cash or check in U.S. dollars, certain shares of Common Stock, and cashless exercise under a program the Committee approves. The term over which participants may exercise options may not exceed ten years from the date of grant (five years in the case of ISOs granted to employees who, at the time of grant, own more than 10% of the Company's outstanding shares of Common Stock).

Subject to the terms of the applicable award agreement, the option may be exercised during the three-month period after the optionee retires, during the one-year period after the optionee's termination of service due to death or permanent disability, and during the 90-day period after the optionee's termination of employment without cause (but in no case later than the termination date of the option). The award agreements may, in the discretion of the Committee, set forth additional or different terms and conditions applicable to such option upon a termination or change in status of the employment or service of the option holder.

Restricted Shares. Under the 2007 Plan, the Committee may grant restricted shares that are forfeitable until certain vesting requirements are met. For restricted shares, the 2007 Plan provides the Committee with discretion to determine the terms and conditions under which a participant's interests in such Awards becomes vested.

Whenever shares of Common Stock are delivered pursuant to these Awards, the participant will be entitled to receive additional shares of Common Stock equal to the sum of (i) any stock dividends that the Company's shareholders received between the date of the Award and issuance or release of the shares of Common Stock and (ii) a number of additional shares of Common Stock equal to the shares of Common Stock that the participant could have purchased at fair market value on the payment date of any cash dividends for shares of Common Stock if the participant had received such cash dividends between its grant date and its settlement date.

Income Tax Withholding. As a condition for the issuance of shares pursuant to awards, the 2007 Plan requires satisfaction of any applicable federal, state, local, or foreign withholding tax obligations that may arise in connection with the award or the issuance of shares.

Transferability. Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of other than by will or the laws of descent and distribution, except to the extent the Committee permits lifetime transfers in the form of Non-ISOs or Restricted Shares to charitable institutions, certain family members or related trusts, or as otherwise approved by the Committee.

Certain Corporate Transactions. The Committee shall equitably adjust the number of shares covered by each outstanding award, and the number of shares that have been authorized for issuance under the 2007 Plan but as to which no awards have yet been granted or that have been returned to the 2007 Plan upon cancellation, forfeiture or expiration of an award, as well as the price per share covered by each such outstanding award, to reflect any increase or decrease in the number of issued shares resulting from a stock split, reverse stock split, stock dividend, combination, recapitalization or reclassification of the shares, or any other increase or decrease in the number of issued shares effected without receipt of consideration by the Company. In the event of any such transaction or event, the Committee may provide in substitution for any or all outstanding Options under the 2007 Plan such alternative consideration (including securities of any surviving entity) as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Options so replaced. In any case, such substitution of securities will not require the consent of any person who is granted options pursuant to the 2007 Plan.

In addition, in the event or in anticipation of a Change in Control (as defined in the 2007 Plan), all outstanding stock options and restricted shares shall immediately vest in full and no longer be subject to forfeiture provisions. In addition, the Committee may at any time in its sole and absolute discretion and authority, without obtaining the approval or consent of the Company's stockholders or any participant with respect to his or her outstanding awards (except to the extent an award provides otherwise), take one or more of the following actions: (a) arrange for or otherwise provide that each outstanding award will be assumed or substituted with a substantially equivalent award by a successor corporation or a parent or subsidiary of such successor corporation; (b) arrange or otherwise provide for payment of cash or other consideration to participants in exchange for the satisfaction and cancellation of outstanding awards; or (c) terminate upon the consummation of the transaction, provided that the Committee may in its sole discretion provide for vesting of all or some outstanding awards in full as of a date immediately prior to consummation of the Change of Control. To the extent that an award is not exercised prior to consummation of a transaction in which the award is not being assumed or substituted, such award shall terminate upon such consummation.

In the event of any distribution to the Company's stockholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Committee may, in its discretion, appropriately adjust the price per share covered by each outstanding award to reflect the effect of such distribution. Finally, if the Company dissolves or liquidates, all awards will terminate immediately prior to such dissolution or liquidation, subject to the ability of the board of directors to exercise any discretion that the board may exercise in the case of a Change in Control.

Term of the 2007 Plan; Amendments or Termination. The term of the 2007 Plan is ten years from the date the 2007 Plan is approved by the Company's stockholders. The board of directors may from time to time, amend, alter, suspend, discontinue or terminate the 2007 Plan; provided that no amendment, suspension or termination of the 2007 Plan shall materially and adversely affect awards already granted (with such an affect being presumed to arise from a modification that would trigger a violation of Section 409A of the Code) unless (1) it relates to an adjustment pursuant to certain transactions that change the Company's capitalization, (2) it is otherwise mutually agreed between the participant and the Committee, or (3) the Committee determines in good faith, before a Change in Control, that the modification is not materially adverse to the participant. Furthermore, neither the Company nor the Committee shall, without stockholder approval, allow for a repricing within the meaning of the federal securities laws applicable to proxy statement disclosures. In addition, the Committee may not cancel an outstanding option whose exercise price is greater than fair market value at the time of cancellation for the purpose of reissuing the option to the participant at a lower exercise price or granting a replacement award of a different type. Notwithstanding the foregoing, the Committee may amend the 2007 Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.

Expected Tax Consequences. The following is a brief summary of certain tax consequences of certain transactions under the 2007 Plan. This summary is not intended to be complete and does not describe state or local tax consequences.

Under the United States Internal Revenue Code, the Company will generally be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the ordinary income that participants recognize pursuant to awards (subject to the participant's overall compensation being reasonable, and to the discussion below with respect to Code section 162(m)). For participants, the expected U.S. federal income tax consequences of awards are as follows:

Non-ISOs. A participant will not recognize income at the time a Non-ISO is granted. At the time a Non-ISO is exercised, the participant will recognize ordinary income in an amount equal to the excess of (a) the fair market value of the shares of Common Stock issued to the participant on the exercise date, over (b) the exercise price paid for the shares. At the time of sale of shares acquired pursuant to the exercise of a Non-ISO, the appreciation (or depreciation) in value of the shares after the date of exercise will be treated either as short-term or long-term capital gain (or loss) depending on how long the shares have been held.

ISOs. A participant will not recognize income upon the grant of an ISO. There are generally no tax consequences to the participant upon exercise of an ISO (except the amount by which the fair market value of the shares at the time of exercise exceeds the option exercise price is a tax preference item possibly giving rise to an alternative minimum tax). If the shares of Common Stock are not disposed of within two years from the date the ISO was granted or within one year after the ISO was exercised, any gain realized upon the subsequent disposition of the shares will be characterized as long-term capital gain and any loss will be characterized as long-term capital loss. If both of these holding period requirements are not met, then a "disqualifying disposition" occurs and (a) the participant recognizes ordinary income gain in the amount by which the fair market value of the shares at the time of exercise exceeded the exercise price for the ISO and (b) any remaining amount realized on disposition (except for certain "wash" sales, gifts or sales to related persons) will be characterized as capital gain or loss.

Restricted Shares. In general, a participant will not recognize income at the time of grant of restricted shares, unless the participant elects to accelerate income taxation to the date of the award. In this event, a participant would recognize ordinary income equal to the excess of the market value of the restricted shares over any amount the participant pays for them (in which case subsequent gain or loss would be capital in nature). In the absence of an election to accelerate income taxation to the date of an award, a participant must recognize taxable compensation income equal to the value of any cash or shares of Common Stock that the participant receives when the award vests.

Special Tax Provisions. Under certain circumstances, the accelerated vesting, cash-out or accelerated lapse of restrictions on awards in connection with a change in control of the Company might be deemed an "excess parachute payment" for purposes of the golden parachute tax provisions of Code section 280G, and the participant may be subject to a 20% excise tax and the Company may be denied a tax deduction. Furthermore, the Company may not be able to deduct the aggregate compensation in excess of $1,000,000 attributable to Awards that are not "performance-based" within the meaning of Code section 162(m) in certain circumstances.

Income Taxes and Deferred Compensation. The 2007 Plan provides that participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including any taxes arising under Section 409A of the Code), and that the Company will not have any obligation to indemnify or otherwise hold any participant harmless from any or all of such taxes.

General Tax Law Considerations. The preceding paragraphs are intended to be merely a summary of certain important tax law consequences concerning a grant of options under the 2007 Plan and the disposition of shares issued thereunder in existence as of the date of this proxy statement. Special rules may apply to the Company's officers, directors, or greater than ten percent shareholders. Participants in the 2007 Plan should review the current tax treatment with their individual tax advisors at the time of grant, exercise or any other transaction relating to an award or the underlying shares.

New Plan Benefits. The Committee will grant awards under the 2007 Plan at its discretion. All of the Company's directors, officers, employees, and consultants are eligible for consideration by the board of directors for the grant of stock options and/or restricted shares under the 2007 Plan.

Equity Compensation Plan Information

The following table provides information as of March 31, 2007 with respect to shares of Immtech common stock that may be issued under its existing equity compensation plans, including the 2000 Plan. Stockholders approved Immtech's 2000 Plan on March 30, 2004, approved Amendment No. 1 at our annual meeting held on November 15, 2002, approved Amendment No. 2 at our annual meeting held on November 12, 2004 and approved Amendment No. 3 at our annual meeting held on December 16, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted Average exercise price of outstanding options, warrants and rights[1] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by stockholders[2]	1,800,609	$8.92	439,513
Equity compensation plans not approved by stockholders[3]	2,303,610	$8.02	---
Total	4,104,219	$8.41	439,513

(1) As adjusted for reverse stock splits that occurred on each of July 24, 1998 and January 25, 1999.
(2) This category consists solely of options.
(3) This category consists solely of warrants

PROPOSAL 3

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed the firm of Deloitte & Touche LLP, an independent registered public accounting firm, to be our independent auditors for the fiscal year ending March 31, 2008 and the board of directors recommends the stockholders vote for ratification of that appointment. Deloitte & Touche LLP served in this capacity for the fiscal year ended March 31, 2007 and has been our independent auditor since 1996.

The audit committee appoints our independent auditors annually and the board of directors subsequently requests ratification of such appointment by the stockholders at the Company's annual meeting. The audit committee reviews and approves in advance the scope of the audit, the types of non-audit services that we will need and the estimated fees for the coming year. The audit committee also reviews and approves any non-audit services provided by our independent auditors to ensure that any such services will not impair the independence of the auditors. To the extent that our management believes that a new service or the expansion of a current service provided by our accountants is necessary, such new or expanded service is presented to the audit committee or one of its members for review and approval.

Before making its selection, the audit committee carefully considered Deloitte & Touche LLP's qualifications as independent auditors, which included a review of Deloitte & Touche LLP's performance in prior years, as well as its reputation for integrity and competence in the fields of accounting and auditing. The audit committee expressed its satisfaction with Deloitte & Touche LLP in these respects.

Stockholder ratification of the audit committee's selection of Deloitte & Touche LLP as the Company's independent auditors is not required by law, the Company's bylaws or otherwise. However, the board of directors is submitting the audit committee's selection of Deloitte & Touche LLP to the stockholders for ratification as a matter of good corporate governance. If the stockholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of different independent auditors at any time during the year if it determines that such change would be in the best interests of the Company and its stockholders.

Vote Required for Approval

The affirmative vote of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote is required to approve the ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THIS PROPOSAL NO. 3

Independent Registered Public Accounting Firm

Deloitte & Touche LLP served as our independent auditors for the fiscal years ended March 31, 1996 through March 31, 2007 and has been selected by the audit committee to continue for the fiscal year ending March 31, 2008. A representative of Deloitte & Touche LLP will be present at the annual meeting, with the opportunity to make a statement should the representative desire to do so, and be available to respond to appropriate questions.

The following table presents the aggregate fees billed for professional services rendered by Deloitte & Touche LLP in fiscal years 2006 and 2007. Other than as set forth below, no professional services were rendered or fees billed by Deloitte & Touche LLP during the years ended March 31, 2006 or 2007.

	Fiscal Year 2007	Fiscal Year 2006
Audit Fees(1)	$218,000	$211,000
Audit-Related Fees	0	0
Tax Fees(2)	6,000	6,000
All Other Fees	0	0
Total Fees	$224,000	$217,000

(1) The aggregate fees billed for the audit of our Fiscal Year 2007 and Fiscal Year 2006 annual financial statements, and in connection with the attestations required by Section 404 of the Sarbanes-Oxley Act of 2002 related to our internal control over financial reporting, for the reviews of the financial statements included in our quarterly reports on Form 10-Q including services related thereto such for other attest services, were $218,000 and $211,000, respectively.

(2) Includes fees and out-of-pocket expenses for tax compliance, tax planning and advice.

All work performed by the Deloitte & Touche LLP as described above has been approved by the audit committee prior to the Deloitte & Touche LLPs' engagement to perform such service. The audit committee pre-approves on an annual basis the audit, audit-related, tax and other services to be rendered by the Deloitte & Touche LLP based on historical information and anticipated requirements for the following fiscal year. To the extent that our management believes that a new service or the expansion of a current service provided by the Deloitte & Touche LLP is necessary, such new or expanded service is presented to the audit committee or one of its members for review and approval.

AUDIT COMMITTEE REPORT

The members of the audit committee have been appointed by the board of directors. The audit committee is governed by a charter, which has been approved and adopted by the board of directors and which will be reviewed and reassessed annually by the audit committee. The audit committee is comprised of three independent directors.

The following Audit Committee Report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent the Company specifically incorporates this Audit Committee Report by reference therein.

The audit committee assists the board of directors in fulfilling its oversight responsibilities by reviewing (i) the financial reports and other financial information provided by the Company to any governmental body or to the public, (ii) the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics and (iii) the Company's auditing, accounting and financial reporting processes.

In this context, the audit committee hereby reports as follows:

1. We have reviewed and discussed the audited financial statements as of and for the year ended March 31, 2007 with management and the independent registered public accounting firm.

2. The audit committee discussed with its independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended.

3. The audit committee received from its independent auditors the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the audit committee discussed with its independent auditors the independence of the auditors.

Based upon the review and discussion referred to in paragraphs (1) through (3) above, we recommended to the board of directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, for filing with the SEC.

Audit Committee

Donald F. Sinex (Chair)
Judy Lau
Levi H.K. Lee, M.D.

Compensation Committee Interlocks and Insider Participation

All compensation decisions made for the fiscal year ending March 31, 2007 were made exclusively by the independent directors serving on the compensation committee, with respect to our Chief Executive Officer, executive officers and other officers.

The members of the compensation committee for the fiscal year ending March 31, 2007 were Ms. Lau, Dr. Colten, and Mr. Wackerle (through March 2, 2007), none of whom were officers or employees of Immtech or any of our subsidiaries for the fiscal year ending March 31, 2007 or in any prior year. None of our executive officers served as a member of the board or compensation committee of any other company that has an executive officer serving as a member of our board of directors or compensation committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and 10% stockholders of a registered class of equity securities to file reports of ownership and reports of changes in ownership of our Common Stock and other equity securities with the SEC. Directors, executive officers and 10% stockholders are required to furnish us with copies of all Section 16(a) forms they file. Based on a review of the copies of such reports furnished to us, we believe that during the fiscal year ended March 31, 2007, except as disclosed below, our directors, executive officers and 10% stockholders timely filed all Section 16(a) reports applicable to them. Dr. Carol Ann Olson was late with one Form 4 filing (comprising one transaction) due to an administrative error.

Annual Report and Financial Statements

A copy of our annual report on Form 10-K for the fiscal year ended March 31, 2007, including audited financial statements, accompanies this notice of annual meeting and proxy statement. No portion of the annual report on Form 10-K is incorporated herein or is considered to be proxy-soliciting material.

We will provide without charge additional copies of our annual report on Form 10-K for the fiscal year ended March 31, 2007, to any stockholder upon written request. Requests should be directed to Immtech Pharmaceuticals, Inc., 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061, Attention: Mr. Gary C. Parks.

Solicitation of Proxies

Our officers, directors and employees may solicit proxies from stockholders. We pay no additional compensation to our officers, directors or employees for such solicitation. Solicitations may be made personally, or by mail, facsimile or other electronic means, telephone, or messenger. We may reimburse brokers and other persons holding shares in their names or in the names of nominees for expenses in sending proxy materials to beneficial owners and obtaining proxies from such owners. Additionally, the board of directors may engage the firm of

Georgeson & Company, Inc. to aid in the solicitation of proxies. The cost of solicitation will be borne by the Corporation and is estimated at $10,000.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Immtech stockholders will be "householding" our proxy materials. A single proxy statement may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or the Company that you no longer wish to participate in "householding." If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report in the future you may (1) notify your broker, (2) direct your written request to: Secretary, Immtech Pharmaceuticals, Inc. 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061 or (3) contact our Gary C. Parks, at (847) 573-0033. Upon a written or oral request to the address or telephone number above, Immtech will promptly deliver a separate copy of the annual report and proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. Stockholders who currently receive multiple copies of the proxy statement at their address and would like to request "householding" of their communications should contact their broker.

Other Matters

The board does not intend to bring any other business before the meeting, and the board is not currently aware of any other matters to be voted on at the annual meeting except as disclosed in the notice of annual meeting of stockholders. However, if any other matters are properly presented at the annual meeting, those proxies granting such authority will be voted in respect thereof in accordance with the judgment of stockholders' your proxy (one of the individuals named on your proxy card).

Stockholder Proposals for Next Annual Meeting

Any proposals of stockholders intended to be included in the proxy statement for the annual meeting relating to Immtech's 2008 fiscal year must be received by us not later than June 24, 2008 and must otherwise comply with applicable requirements and laws. However, if Immtech changes the date of the annual meeting of stockholders relating to its 2008 fiscal year by more than 30 days from the anniversary of the date of the annual meeting of stockholders relating to its 2007 fiscal year, then stockholders will have a reasonable time before Immtech begins to print and mail its proxy materials for the meeting relating to its 2008 fiscal year to submit proposals. All notices or proposals, whether or not to be included in our proxy materials, must be sent to our principal executive offices at One North End Avenue, New York, NY 10282, Attention: Gary Parks.

If a stockholder intends to submit a proposal at Immtech's annual meeting relating to its 2008 fiscal year, which proposal is not intended to be included in Immtech's proxy statement and form of proxy relating to that meeting, the stockholder must give appropriate notice to the Secretary of Immtech at the address in the preceding paragraph not later than July 24, 2008 and no earlier than June 24, 2008; provided, however, if the notice for the annual meeting relating to Immtech's 2008 fiscal year is more than 90 days before the first anniversary of the date the notice was mailed for annual meeting relating to Immtech's 2007 fiscal year, notice by a stockholder will be timely if postmarked not less than the tenth day following the notice for the annual meeting relating to Immtech's 2008 fiscal year.

Stockholders may contact Immtech's Secretary for requirements for making stockholder proposals and nominating director candidates.

Stockholders are urged to complete, sign, date and mail the proxy in the enclosed envelope, postage for which has been provided for mailing in the United States. Your prompt response is appreciated.

APPENDIX A

IMMTECH PHARMACEUTICALS, INC.
2007 STOCK INCENTIVE PLAN

Plan Document

1. **Establishment, Purpose, and Types of Awards**

Immtech Pharmaceuticals, Inc. (the "Company") hereby establishes this equity-based incentive compensation plan to be known as the "Immtech Pharmaceuticals, Inc. 2007 Stock Incentive Plan" (hereinafter referred to as the "Plan"), in order to provide incentives and awards to select employees, directors, consultants, and advisors of the Company and its Affiliates. The Plan permits the granting of the following types of awards ("Awards"), according to the Sections of the Plan listed here:

Section 6	Options
Section 8	Restricted Shares

The Plan is not intended to affect and shall not affect any stock options, equity-based compensation, or other benefits that the Company or its Affiliates may have provided, or may separately provide in the future pursuant to any agreement, plan, or program that is independent of this Plan.

2. **Defined Terms**

Terms in the Plan that begin with an initial capital letter have the defined meaning set forth in ***Appendix A***, unless defined elsewhere in this Plan or the context of their use clearly indicates a different meaning.

3. **Shares Subject to the Plan**

Subject to the provisions of Section 13 of the Plan, the maximum number of Shares that the Company may issue for all Awards is 1,846,964 Shares. In addition, up to 1,592,263 Shares will become available for issuance under the Plan upon the expiration, forfeiture or cancellation of awards made under the Third Amended and Restated Immtech International Inc. 2000 Stock Incentive Plan (the "2000 Plan"), and of this amount, 1,592,263 Shares will be available for ISO Awards. For all Awards, the Shares issued pursuant to the Plan may be authorized but unissued Shares, Shares that the Company has reacquired or otherwise holds in treasury, or Shares held in a trust.

Shares that are subject to an Award that for any reason expires, is forfeited, is cancelled, or becomes unexercisable, and Shares that are for any other reason not paid or delivered under this Plan shall again, except to the extent prohibited by Applicable Law, be available for subsequent Awards under the Plan. In addition, the Committee may make future Awards with respect to Shares that the Company retains from otherwise delivering pursuant to an Award under this Plan either (i) as payment of the exercise price of an Award, or (ii) in order to satisfy the withholding or employment taxes due upon grant, exercise, vesting or distribution of an Award. Notwithstanding the foregoing, but subject to adjustments pursuant to Section 13 hereof, the number of Shares that are available for ISO Awards shall be determined, to the extent required under applicable tax laws, by reducing the number of Shares designated in the preceding paragraph by the number of Shares granted pursuant to Awards (whether or not Shares are issued pursuant to such Awards), provided that any Shares that are either issued or purchased under the Plan and forfeited back to the Plan, or surrendered in payment of the Exercise Price for an Award shall be available for issuance pursuant to future ISO Awards.

4. **Administration**

(a) *General.* The Committee shall administer the Plan in accordance with its terms, provided that the Board may act in lieu of the Committee on any matter. The Committee shall hold meetings at such times and places as it may determine and shall make such rules and regulations for the conduct of its business as it deems advisable. In the absence of a duly appointed Committee or if the Board otherwise chooses to act in lieu of the Committee, the Board shall function as the Committee for all purposes of the Plan.

(b) *Committee Composition.* The Board shall appoint the members of the Committee. If and to the extent permitted by Applicable Law, the Committee may authorize one or more Reporting Persons (or other executive officers) to make Awards to Eligible Persons who are not Reporting Persons (or other executive officers whom the Committee has specifically authorized to make Awards). The Board may at any time appoint additional members to the Committee, remove and replace members of the Committee with or without Cause, and fill vacancies on the Committee however caused.

(c) *Powers of the Committee.* Subject to the provisions of the Plan, the Committee shall have the authority, in its sole discretion:

(i) to grant awards and to determine Eligible Persons to whom Awards shall be granted from time to time and the number of Shares or dollars to be covered by each Award;

(ii) to determine, from time to time, the Fair Market Value of Shares;

(iii) to determine, and to set forth in Award Agreements, the terms and conditions of all Awards, including any applicable exercise or purchase price, the installments and conditions under which an Award shall become vested (which may be based on performance), terminated, expired, cancelled, or replaced, and the circumstances for vesting acceleration or waiver of forfeiture restrictions, and other restrictions and limitations;

(iv) to approve the forms of Award Agreements and all other documents, notices and certificates in connection therewith which need not be identical either as to type of Award or among Participants;

(v) to construe and interpret the terms of the Plan and any Award Agreement, to determine the meaning of their terms, and to prescribe, amend, and rescind rules and procedures relating to the Plan and its administration;

(vi) in order to fulfill the purposes of the Plan and without amending the Plan, to modify, to cancel, or to waive the Company's rights with respect to any Awards, to adjust or to modify Award Agreements for changes in Applicable Law, and to recognize differences in foreign law, tax policies, or customs; and

(vii) to make all other interpretations and to take all other actions that the Committee may consider necessary or advisable to administer the Plan or to effectuate its purposes.

Subject to Applicable Law and the restrictions set forth in the Plan, the Committee may delegate administrative functions to individuals who are Reporting Persons, officers, or Employees of the Company or its Affiliates.

(d) *Deference to Committee Determinations.* The Committee shall have the discretion to interpret or construe ambiguous, unclear, or implied (but omitted) terms in any fashion it deems to be appropriate in its sole discretion, and to make any findings of fact needed in the administration of the Plan or Award Agreements. The Committee's prior exercise of its discretionary authority shall not obligate it to exercise its authority in a like fashion thereafter. The Committee's interpretation and construction of any provision of the Plan, or of any Award or Award Agreement, shall be final, binding, and conclusive. The validity of any such interpretation, construction, decision or finding of fact shall not be given de novo review if challenged in court, by arbitration, or in any other forum, and shall be upheld unless clearly made in bad faith or materially affected by fraud.

(e) *No Liability; Indemnification.* Neither the Board nor any Committee member, nor any Person acting at the direction of the Board or the Committee, shall be liable for any act, omission, interpretation, construction or determination made in good faith with respect to the Plan, any Award or any Award Agreement. The Company and its Affiliates shall pay or reimburse any member of the Committee, as well as any Director, Employee, or Consultant who takes action in connection with the Plan, for all expenses incurred with respect to the Plan, and to the full extent allowable under Applicable Law shall indemnify each and every one of them for any claims, liabilities, and costs (including reasonable attorney's fees) arising out of their good faith performance of duties on behalf of the Plan. The Company and its Affiliates may, but shall not be required to, obtain liability insurance for this purpose.

5. **Eligibility**

(a) *General Rule.* The Committee may grant ISOs only to Employees (including officers who are Employees) of the Company or any Affiliate that is a "parent corporation" or "subsidiary corporation" within the meaning of Section 424 of the Code, and may grant all other

Awards to any Eligible Person. A Participant who has been granted an Award may be granted an additional Award or Awards if the Committee shall so determine, if such person is otherwise an Eligible Person and if otherwise in accordance with the terms of the Plan.

(b) *Grant of Awards.* Subject to the express provisions of the Plan, the Committee shall determine from the class of Eligible Persons those individuals to whom Awards under the Plan may be granted, the number of Shares subject to each Award, the price (if any) to be paid for the Shares or the Award. Each Award shall be evidenced by an Award Agreement signed by the Company and, if required by the Committee, by the Participant. The Award Agreement shall set forth the material terms and conditions of the Award established by the Committee, and each Award shall be subject to the terms and conditions set forth in Sections 23, 24, and 25 unless otherwise specifically provided in an Award Agreement.

(c) *Limits on Awards.* No Participant may receive Options that relate to more than 500,000 Shares in any twelve-month period, as adjusted pursuant to Section 13 below during the term of the Plan.

(d) *Replacement Awards.* Subject to Applicable Laws (including any associated Shareholder approval requirements), the Committee may, in its sole discretion and upon such terms as it deems appropriate, require as a condition of the grant of an Award to a Participant that the Participant surrender for cancellation some or all of the Awards that have previously been granted to the Participant under this Plan or otherwise. An Award that is conditioned upon such surrender may or may not be the same type of Award, may cover the same (or a lesser or greater) number of Shares as such surrendered Award, may have other terms that are determined without regard to the terms or conditions of such surrendered Award, and may contain any other terms that the Committee deems appropriate. In the case of Options, these other terms may not involve an Exercise Price that is lower than the exercise price of the surrendered Option unless the Company's shareholders approve the grant itself or the program under which the grant is made pursuant to the Plan.

6. **Option Awards**

(a) *Types; Documentation.* Subject to Section 5(a), the Committee may in its discretion grant Options pursuant to Award Agreements that are delivered to Participants. Each Option shall be designated in the Award Agreement as an ISO or a Non-ISO, and the same Award Agreement may grant both types of Options. At the sole discretion of the Committee, any Option may be exercisable, in whole or in part, immediately upon the grant thereof, or only after the occurrence of a specified event, or only in installments, which installments may vary. Options granted under the Plan may contain such terms and provisions not inconsistent with the Plan that the Committee shall deem advisable in its sole and absolute discretion.

(b) *ISO $100,000 Limitation.* To the extent that the aggregate Fair Market Value of Shares with respect to which Options designated as ISOs first become exercisable by a Participant in any calendar year (under this Plan and any other plan of the Company or any Affiliate) exceeds $100,000, such excess Options shall be treated as Non-ISOs. For purposes of determining whether the $100,000 limit is exceeded, the Fair Market Value of the Shares subject to an ISO shall be determined as of the Grant Date. In reducing the number of Options treated as

ISOs to meet the $100,000 limit, the most recently granted Options shall be reduced first. In the event that Section 422 of the Code is amended to alter the limitation set forth therein, the limitation of this Section 6(b) shall be automatically adjusted accordingly.

(c) *Term of Options.* Each Award Agreement shall specify a term at the end of which the Option automatically expires, subject to earlier termination provisions contained in Section 6(h) hereof; provided, that, the term of any Option may not exceed ten years from the Grant Date. In the case of an ISO granted to an Employee who is a Ten Percent Holder on the Grant Date, the term of the ISO shall not exceed five years from the Grant Date.

(d) *Exercise Price.* The exercise price of an Option shall be determined by the Committee in its sole discretion and shall be set forth in the Award Agreement, provided that –

(i) if an ISO is granted to an Employee who on the Grant Date is a Ten Percent Holder, the per Share exercise price shall not be less than 110% of the Fair Market Value per Share on the Grant Date, and

(ii) for all other Options, such per Share exercise price shall not be less than 100% of the Fair Market Value per Share on the Grant Date.

(e) *Exercise of Option.* The times, circumstances and conditions under which an Option shall be exercisable shall be determined by the Committee in its sole discretion and set forth in the Award Agreement. The Committee shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any such leave approved by the Company.

(f) *Minimum Exercise Requirements.* An Option may not be exercised for a fraction of a Share. The Committee may require in an Award Agreement that an Option be exercised as to a minimum number of Shares, provided that such requirement shall not prevent a Participant from purchasing the full number of Shares as to which the Option is then exercisable.

(g) *Methods of Exercise.* Prior to its expiration pursuant to the terms of the applicable Award Agreement, and subject to the times, circumstances and conditions for exercise contained in the applicable Award Agreement, each Option may be exercised, in whole or in part (provided that the Company shall not be required to issue fractional shares), by delivery of written notice of exercise to the secretary of the Company accompanied by the full exercise price of the Shares being purchased. In the case of an ISO, the Committee shall determine the acceptable methods of payment on the Grant Date and it shall be included in the applicable Award Agreement. The methods of payment that the Committee may in its discretion accept or commit to accept in an Award Agreement include:

(i) cash or check payable to the Company (in U.S. dollars);

(ii) other Shares that (A) are owned by the Participant who is purchasing Shares pursuant to an Option, (B) have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which the Option is being exercised, (C) were not acquired by such Participant pursuant to the exercise of an

Option, unless such Shares have been owned by such Participant for at least six months or such other period as the Committee may determine, (D) are all, at the time of such surrender, free and clear of any and all claims, pledges, liens and encumbrances, or any restrictions which would in any manner restrict the transfer of such shares to or by the Company (other than such restrictions as may have existed prior to an issuance of such Shares by the Company to such Participant), and (E) are duly endorsed for transfer to the Company;

(iii) a cashless exercise program that the Committee may approve, from time to time in its discretion, pursuant to which a Participant may concurrently provide irrevocable instructions (A) to such Participant's broker or dealer to effect the immediate sale of the purchased Shares and remit to the Company, out of the sale proceeds available on the settlement date, sufficient funds to cover the exercise price of the Option plus all applicable taxes required to be withheld by the Company by reason of such exercise, and (B) to the Company to deliver the certificates for the purchased Shares directly to such broker or dealer in order to complete the sale; or

(iv) any combination of the foregoing methods of payment.

The Company shall not be required to deliver Shares pursuant to the exercise of an Option until payment of the full exercise price therefore is received by the Company.

(h) *Termination of Continuous Service*. The Committee may establish and set forth in the applicable Award Agreement the terms and conditions on which an Option shall remain exercisable, if at all, following termination of a Participant's Continuous Service. The Committee may waive or modify these provisions at any time. To the extent that a Participant is not entitled to exercise an Option at the date of his or her termination of Continuous Service, or if the Participant (or other person entitled to exercise the Option) does not exercise the Option to the extent so entitled within the time specified in the Award Agreement or below (as applicable), the Option shall terminate and the Shares underlying the unexercised portion of the Option shall revert to the Plan and become available for future Awards. In no event may any Option be exercised after the expiration of the Option term as set forth in the Award Agreement.

The following provisions shall apply to the extent an Award Agreement does not specify the terms and conditions upon which an Option shall terminate when there is a termination of a Participant's Continuous Service:

(i) Termination other than Upon Disability or Death or for Cause. In the event of termination of a Participant's Continuous Service (other than as a result of Participant's death, disability, retirement or termination for Cause), the Participant shall have the right to exercise an Option at any time within 90 days following such termination to the extent the Participant was entitled to exercise such Option at the date of such termination or such earlier date on which the Option expires.

(ii) Disability. In the event of termination of a Participant's Continuous Service as a result of his or her being Disabled, the Participant shall have the right to exercise an Option at any time within one year following such termination to the extent the Participant was entitled to exercise such Option at the date of such termination or such earlier date on which the Option expires.

(iii) Retirement. In the event of termination of a Participant's Continuous Service as a result of Participant's retirement, the Participant shall have the right to exercise the Option at any time within three months following such termination to the extent the Participant was entitled to exercise such Option at the date of such termination (provided that an ISO exercised more than three months after termination of the Participant's Continuous Service shall to that extent be treated an a Non-ISO) termination or such earlier date on which the Option expires.

(iv) Death. In the event of the death of a Participant during the period of Continuous Service since the Grant Date of an Option, or within thirty days following termination of the Participant's Continuous Service, the Option may be exercised, at any time within one year following the date of the Participant's death, by the Participant's estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent the right to exercise the Option had vested at the date of death or, if earlier, the date the Participant's Continuous Service terminated.

(v) Cause. If the Committee determines that a Participant's Continuous Service terminated due to Cause, the Participant shall immediately forfeit the right to exercise any Option, and it shall be considered immediately null and void.

If there is a Securities and Exchange Commission blackout period that prohibits the buying or selling or Shares during any part of the ten (10) day period before the expiration of any Option based on the termination of a Participant's Continuous Service (as described above), the period for exercising the Options shall be extended until ten (10) days beyond when such blackout period ends. Notwithstanding any provision hereof or within an Award Agreement, no Option shall ever be exercisable after the expiration date of its original term as set forth in the Award Agreement.

(i) *Reverse Vesting.* The Committee in its sole discretion may allow a Participant to exercise unvested Non-ISOs, in which case the Shares then issued shall be Restricted Shares having analogous vesting restrictions to the unvested Non-ISOs

(j) Buyout. The Committee may at any time offer to buy out an Option, in exchange for a payment in cash or Shares, based on such terms and conditions as the Committee shall establish and communicate to the Participant at the time that such offer is made. In addition, but subject to any Shareholder approval requirement of Applicable Law, if the Fair Market Value for Shares subject to an Option is more than 33% below their exercise price for more than 30 consecutive business days, the Committee may unilaterally terminate and cancel the Option either (i) by paying the Participant, in cash or Share, an amount not less than the Black-Scholes value of the vested portion of the Option, (ii) by irrevocably committing to grant, on any date the Committee designates, a new Award other than an Option, or (iii) by irrevocably committing to grant a new Option, on a designated date more than six months after such termination and cancellation of such Option (but only if the Participant's Continuous Service has not terminated prior to such designated date), on substantially the same terms as the cancelled Option, provided that the per Share exercise price for the new Option shall equal the per Share Fair Market Value of a Share on the date the new grant occurs.

7. **[RESERVED]**

8. **Restricted Shares**

(a) *Grants.* The Committee may in its sole discretion grant Restricted Shares to any Eligible Person and shall evidence such grant in an Award Agreement that is delivered to the Participant and that sets forth the number of Restricted Shares, the purchase price for such Restricted Shares (if any), and the terms upon which the Restricted Shares may become vested. The Committee may condition any Award of Restricted Shares to a Participant on receiving from the Participant such further assurances and documents as the Committee may require to enforce the restrictions.

(b) *Vesting and Forfeiture.* The Committee shall set forth in an Award Agreement granting Restricted Shares, the terms and conditions under which the Participant's interest in the Restricted Shares will become vested and non-forfeitable. Except as set forth in the applicable Award Agreement or as the Committee otherwise determines, upon termination of a Participant's Continuous Service for any other reason, the Participant shall forfeit his or her Restricted Shares; provided that if a Participant purchases the Restricted Shares and forfeits them for any reason, the Company shall return the purchase price to the Participant only if and to the extent set forth in an Award Agreement.

(c) *Issuance of Restricted Shares Prior to Vesting.* The Company shall issue stock certificates that evidence Restricted Shares pending the lapse of applicable restrictions, and that bear a legend making appropriate reference to such restrictions. Except as set forth in the applicable Award Agreement or the Committee otherwise determines, the Company or a third party that the Company designates shall hold such Restricted Shares and any dividends that accrue with respect to Restricted Shares pursuant to Section 8(e) below.

(d) *Issuance of Shares upon Vesting.* As soon as practicable after vesting of a Participant's Restricted Shares and the Participant's satisfaction of applicable tax withholding requirements, the Company shall release to the Participant, free from the vesting restrictions, one Share for each vested Restricted Share, unless an Award Agreement provides otherwise. No fractional shares shall be distributed, and cash shall be paid in lieu thereof.

(e) *Dividends Payable on Vesting.* Whenever Shares are released to a Participant or duly-authorized transferee pursuant to Section 8(d) above as a result of the vesting of Restricted Shares, such Participant or duly authorized transferee shall also be entitled to receive (unless otherwise provided in the Award Agreement), with respect to each Share released or issued a number of Shares equal to the sum of (i) any stock dividends, which were declared and paid to the holders of Shares between the Grant Date and the date such Share is released from the vesting restrictions of the Restricted Shares, and (ii) a number of Shares equal to the Shares that the Participant could have purchased at Fair Market Value on the payment date of any cash dividends for Shares if the Participant had received such cash dividends with respect to each Restricted Share between its Grant Date and its settlement date.

(f) *Section 83(b) Elections.* A Participant may make an election under Section 83(b) of the Code (the "Section 83(b) Election") with respect to Restricted Shares.

9. **[RESERVED]**

10. **[RESERVED]**

11. **Taxes**

(a) *General.* As a condition to the issuance or distribution of Shares pursuant to the Plan, the Participant (or in the case of the Participant's death, the person who succeeds to the Participant's rights) shall make such arrangements as the Company may require for the satisfaction of any applicable federal, state, local or foreign withholding tax obligations that may arise in connection with the Award and the issuance of Shares. The Company shall not be required to issue any Shares until such obligations are satisfied and may unilaterally withhold Shares for this purpose. If the Committee allows or effectuates the withholding or surrender of Shares to satisfy a Participant's tax withholding obligations, the Committee shall not allow Shares to be withheld in an amount that exceeds the minimum statutory withholding rates for federal and state tax purposes, including payroll taxes.

(b) *Default Rule for Employees.* In the absence of any other arrangement, an Employee shall be deemed to have directed the Company to withhold or collect from his or her cash compensation an amount sufficient to satisfy such tax obligations from the next payroll payment otherwise payable after the date of the exercise of an Award.

(c) *Special Rules.* In the case of a Participant other than an Employee (or in the case of an Employee where the next payroll payment is not sufficient to satisfy such tax obligations, with respect to any remaining tax obligations), in the absence of any other arrangement and to the extent permitted under Applicable Law, the Participant shall be deemed to have elected to have the Company withhold from the Shares or cash to be issued pursuant to an Award that number of Shares having a Fair Market Value determined as of the applicable Tax Date (as defined below) or cash equal to the minimum applicable tax withholding and employment tax obligations associated with the Award. If such withholding of Shares is not permitted for any reason, the Company shall satisfy any required withholding from cash compensation otherwise payable to the Participant. For purposes of this Section 11, the Fair Market Value of the Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined under the Applicable Law (the "Tax Date").

(d) *Surrender of Shares.* If permitted by the Committee, in its discretion, a Participant may satisfy the minimum applicable tax withholding and employment tax obligations associated with an Award by surrendering Shares to the Company (including Shares that would otherwise be issued pursuant to the Award) that have a Fair Market Value determined as of the applicable Tax Date equal to the amount required to be withheld. In the case of Shares previously acquired from the Company that are surrendered under this Section 11, such Shares must have been owned by the Participant for more than six months on the date of surrender (or such longer period of time the Company may in its discretion require).

(e) *Income Taxes and Deferred Compensation.* Participants are solely responsible and liable for the satisfaction of all taxes and penalties that may arise in connection with Awards (including any taxes arising under Section 409A of the Code), and the Company shall not have any obligation to indemnify or otherwise hold any Participant harmless from any or all of such taxes. The Committee shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and all Awards.

(f) The Committee shall have the sole discretion to interpret the requirements of the Code, including Section 409A, for purposes of the Plan and all Awards.

12. **Non-Transferability of Awards**

(a) *General.* Except as set forth in this Section 12, or as otherwise approved by the Committee, Awards may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a beneficiary by a Participant will not constitute a transfer. An Award may be exercised, during the lifetime of the holder of an Award, only by such holder, the duly-authorized legal representative of a Participant who is Disabled, or a transferee permitted by this Section 12.

(b) *Limited Transferability Rights.* Notwithstanding anything else in this Section 12, the Committee may in its discretion provide in an Award Agreement that an Award in the form of a Non-ISO or Restricted Shares may be transferred, on such terms and conditions as the Committee deems appropriate, either (i) by instrument to the Participant's "Immediate Family" (as defined below), (ii) by instrument to an inter vivos or testamentary trust (or other entity) in which the Award is to be passed to the Participant's designated beneficiaries, or (iii) by gift to charitable institutions. Any transferee of the Participant's rights shall succeed and be subject to all of the terms of the applicable Award Agreement and the Plan. "Immediate Family" means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships.

13. **Adjustments Upon Changes in Capitalization, Merger or Certain Other Transactions**

(a) *Changes in Capitalization.* The Company is required to equitably adjust the number of Shares covered by each outstanding Award, and the number of Shares that have been authorized for issuance under the Plan but as to which no Awards have yet been granted or that have been returned to the Plan upon cancellation, forfeiture, or expiration of an Award, as well as the price per Share covered by each such outstanding Award, to reflect any increase or decrease in the number of issued Shares resulting from a stock-split, reverse stock-split, stock dividend, combination, recapitalization or reclassification of the Shares, merger, consolidation, change in form of organization, or any other increase or decrease in the number of issued Shares effected without receipt of consideration by the Company. In the event of any such transaction or event, the Committee may provide in substitution for any or all outstanding Awards under the Plan such alternative consideration (including securities of any surviving entity) as it may in good faith determine to be equitable under the circumstances and may require in connection therewith the surrender of all Awards so replaced. In any case, such substitution of securities shall not require the consent of any person who is granted Awards pursuant to the Plan. Except as expressly provided herein, or in an Award Agreement, if the Company issues for consideration shares of stock of any class or securities convertible into shares of stock of any class, the issuance shall not affect, and no adjustment by reason thereof shall be required to be made with respect to the number or price of Shares subject to any Award.

(b) *Dissolution or Liquidation.* In the event of the dissolution or liquidation of the Company other than as part of a Change in Control, each Award will terminate immediately prior to the consummation of such action, subject to the ability of the Committee to exercise any discretion authorized in the case of a Change in Control.

(c) *Change in Control.* In the event of a Change in Control, Awards outstanding under the Plan shall immediately vest as to the Shares that otherwise would have been unvested and provide that repurchase rights of the Company with respect to Shares issued upon exercise of an Award shall lapse as to the Shares subject to such repurchase rights. In addition, the Committee may in its sole and absolute discretion and authority, without obtaining the approval or consent of the Company's shareholders or any Participant with respect to his or her outstanding Awards, take one or more of the following actions:

(i) arrange for or otherwise provide that each outstanding Award shall be assumed or a substantially similar award shall be substituted by a successor corporation or a parent or subsidiary of such successor corporation (the "Successor Corporation");.

(ii) arrange or otherwise provide for the payment of cash or other consideration to Participants in exchange for the satisfaction and cancellation of outstanding Awards;

(iii) terminate upon the consummation of the transaction, provided that the Committee may in its sole discretion provide for vesting of all or some outstanding Awards in full as of a date immediately prior to consummation of the Change of Control. To the extent that an Award is not exercised prior to consummation of a transaction in which the Award is not being assumed or substituted, such Award shall terminate upon such consummation; or

(iv) make such other modifications, adjustments or amendments to outstanding Awards or this Plan as the Committee deems necessary or appropriate, subject however to the terms of Section 15(a) below.

Notwithstanding the above, unless otherwise provided in an Award Agreement, in the event a Participant holding an Award assumed or substituted by the Successor Corporation in a Change in Control is involuntarily terminated by the Successor Corporation in connection with, or within 12 months (or other period either set forth in an Award Agreement, or as increased thereafter by the Committee to a period longer than 12 months) following consummation of, the Change in Control, then any assumed or substituted Award held by the terminated Participant at the time of termination shall accelerate and become fully vested (and exercisable in full in the case of Options, and any repurchase right applicable to any Shares shall lapse in full, unless an Award Agreement provides for a more restrictive acceleration or vesting schedule or more restrictive limitations on the lapse of repurchase rights or otherwise places additional restrictions, limitations and conditions on an Award. The acceleration of vesting and lapse of repurchase rights provided for in this Section 13 shall occur immediately prior to the effective date of the Participant's termination, unless an Award Agreement provides otherwise.

(d) *Certain Distributions.* In the event of any distribution to the Company's shareholders of securities of any other entity or other assets (other than dividends payable in cash or stock of the Company) without receipt of consideration by the Company, the Committee may, in its discretion, appropriately adjust the price per Share covered by each outstanding Award to reflect the effect of such distribution.

14. **Time of Granting Awards.**

The date of grant ("Grant Date") of an Award shall be the date on which the Committee makes the determination granting such Award or such other date as is determined by the Committee, provided that in the case of an ISO, the Grant Date shall be the later of the date on which the Committee makes the determination granting such ISO or the date of commencement of the Participant's employment relationship with the Company.

15. **Modification of Awards and Substitution of Options.**

(a) *Modification, Extension, and Renewal of Awards.* Within the limitations of the Plan, the Committee may modify an Award to accelerate the rate at which an Option may be exercised (including without limitation permitting an Option to be exercised in full without regard to the installment or vesting provisions of the applicable Award Agreement or whether the Option is at the time exercisable, to the extent it has not previously been exercised), to accelerate the vesting of any Award, to extend or renew outstanding Awards or to accept the cancellation of outstanding Awards to the extent not previously exercised. However, the Committee may not cancel an outstanding Option whose exercise price is greater than Fair Market Value at the time of cancellation for the purpose of reissuing the Option to the Participant at a lower exercise price or granting a replacement award of a different type. Notwithstanding the foregoing provision, no modification of an outstanding Award shall materially and adversely affect such Participant's rights thereunder (with such an affect being presumed to arise from a modification that would trigger a violation of Section 409A of the Code), unless either (i) the Participant provides written consent, or (ii) before a Change in Control, the Committee determines in good faith that the modification is not materially adverse to the Participant. Furthermore, neither the Company nor the Committee shall, without shareholder approval, allow for a "repricing" within the meaning of federal securities laws applicable to proxy statement disclosures.

(b) *Substitution of Options.* Notwithstanding any inconsistent provisions or limits under the Plan, in the event the Company or an Affiliate acquires (whether by purchase, merger or otherwise) all or substantially all of outstanding capital stock or assets of another corporation or in the event of any reorganization or other transaction qualifying under Section 424 of the Code, the Committee may, in accordance with the provisions of that Section, substitute Options for options under the plan of the acquired company provided (i) the excess of the aggregate fair market value of the shares subject to an option immediately after the substitution over the aggregate option price of such shares is not more than the similar excess immediately before such substitution and (ii) the new option does not give persons additional benefits, including any extension of the exercise period.

16. **Term of Plan.**

The Plan shall continue in effect for a term of ten (10) years from its effective date as determined under Section 20 below, unless the Plan is sooner terminated under Section 17 below.

17. **Amendment and Termination of the Plan.**

(a) *Authority to Amend or Terminate.* Subject to Applicable Laws, the Board may from time to time amend, alter, suspend, discontinue, or terminate the Plan.

(b) *Effect of Amendment or Termination.* No amendment, suspension, or termination of the Plan shall materially and adversely affect Awards already granted (with such an affect being presumed to arise from a modification that would trigger a violation of Section 409A of the Code) unless either it relates to an adjustment pursuant to Section 13 or modification pursuant to Section 15(a) above, or it is otherwise mutually agreed between the Participant and the Committee, which agreement must be in writing and signed by the Participant and the Company. Notwithstanding the foregoing, the Committee may amend the Plan to eliminate provisions which are no longer necessary as a result of changes in tax or securities laws or regulations, or in the interpretation thereof.

18. **Conditions Upon Issuance of Shares.**

Notwithstanding any other provision of the Plan or any agreement entered into by the Company pursuant to the Plan, the Company shall not be obligated, and shall have no liability for failure, to issue or deliver any Shares under the Plan unless such issuance or delivery would comply with Applicable Law, with such compliance determined by the Company in consultation with its legal counsel.

19. **Reservation of Shares.**

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

20. **Effective Date.**

This Plan shall become effective on the date which it has received approval by a vote of a majority of the votes cast at a duly held meeting of the Company's shareholders (or by such other shareholder vote that the Administrator determines to be sufficient for the issuance of Shares or stock options according to the Company's governing documents and applicable state law).

21. Controlling Law.

All disputes relating to or arising from the Plan shall be governed by the internal substantive laws (and not the laws of conflicts of laws) of the State of New York, to the extent not preempted by United States federal law. If any provision of this Plan is held by a court of competent jurisdiction to be invalid and unenforceable, the remaining provisions shall continue to be fully effective.

22. Laws And Regulations.

(a) *U.S. Securities Laws*. This Plan, the grant of Awards, and the exercise of Options under this Plan, and the obligation of the Company to sell or deliver any of its securities (including, without limitation, Options and Restricted Shares) under this Plan shall be subject to all Applicable Law. In the event that the Shares are not registered under the Securities Act of 1933, as amended (the "Act"), or any applicable state securities laws prior to the delivery of such Shares, the Company may require, as a condition to the issuance thereof, that the persons to whom Shares are to be issued represent and warrant in writing to the Company that such Shares are being acquired by him or her for investment for his or her own account and not with a view to, for resale in connection with, or with an intent of participating directly or indirectly in, any distribution of such Shares within the meaning of the Act, and a legend to that effect may be placed on the certificates representing the Shares.

(b) *Other Jurisdictions*. To facilitate the making of any grant of an Award under this Plan, the Committee may provide for such special terms for Awards to Participants who are foreign nationals or who are employed by the Company or any Affiliate outside of the United States of America as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. The Company may adopt rules and procedures relating to the operation and administration of this Plan to accommodate the specific requirements of local laws and procedures of particular countries. Without limiting the foregoing, the Company is specifically authorized to adopt rules and procedures regarding the conversion of local currency, taxes, withholding procedures and handling of stock certificates which vary with the customs and requirements of particular countries. The Company may adopt sub-plans and establish escrow accounts and trusts as may be appropriate or applicable to particular locations and countries.

23. No Shareholder Rights.

Neither a Participant nor any transferee of a Participant shall have any rights as a shareholder of the Company with respect to any Shares underlying any Award until the date of issuance of a share certificate to a Participant or a transferee of a Participant for such Shares in accordance with the Company's governing instruments and Applicable Law. Prior to the issuance of Shares pursuant to an Award, a Participant shall not have the right to vote or to receive dividends or any other rights as a shareholder with respect to the Shares underlying the Award, notwithstanding its exercise in the case of Options. No adjustment will be made for a dividend or other right that is determined based on a record date prior to the date the stock certificate is issued, except as otherwise specifically provided for in this Plan.

24. No Employment Rights.

The Plan shall not confer upon any Participant any right to continue an employment, service or consulting relationship with the Company, nor shall it affect in any way a Participant's right or the Company's right to terminate the Participant's employment, service, or consulting relationship at any time, with or without Cause. By accepting any Award under this Plan a Participant confirms his or her at-will status (except as otherwise provided in a written employment or consulting agreement signed by an officer of the Company or an authorized designee of an officer of the Company) and that such relationship only can be changed by a written agreement signed by an officer of the Company or an authorized designee of an officer of the Company.

25. Termination, Rescission and Recapture of Awards.

(a) Each Award under the Plan is intended to align the Participant's long-term interest with those of the Company. If the Participant engages in certain activities discussed below, either during employment or after employment with the Company terminates for any reason, the Participant is acting contrary to the long-term interests of the Company. Accordingly, but only to the extent expressly provided in an Award Agreement, the Company may terminate any outstanding, unexercised, unexpired, unpaid, or deferred Awards ("Termination"), rescind any exercise, payment or delivery pursuant to the Award ("Rescission"), or recapture any Common Stock (whether restricted or unrestricted) or proceeds from the Participant's sale of Shares issued pursuant to the Award ("Recapture"), if the Participant does not comply with the conditions of subsections (b) and (c) hereof (collectively, the "Conditions").

(b) A Participant shall not, without the Company's prior written authorization, disclose to anyone outside the Company, or use in other than the Company's business, any proprietary or confidential information or material, as those or other similar terms are used in any applicable patent, confidentiality, inventions, secrecy, or other agreement between the Participant and the Company with regard to any such proprietary or confidential information or material.

(c) Pursuant to any agreement between the Participant and the Company with regard to intellectual property (including but not limited to patents, trademarks, copyrights, trade secrets, inventions, developments, improvements, proprietary information, confidential business and personnel information), a Participant shall promptly disclose and assign to the Company or its designee all right, title, and interest in such intellectual property, and shall take all reasonable steps necessary to enable the Company to secure all right, title and interest in such intellectual property in the United States and in any foreign country.

(d) Upon exercise, payment, or delivery of cash or Common Stock pursuant to an Award, the Participant shall certify on a form acceptable to the Company that he or she is in compliance with the terms and conditions of the Plan and, if a severance of Continuous Service has occurred for any reason, shall state the name and address of the Participant's then-current employer or any entity for which the Participant performs business services and the Participant's title, and shall identify any organization or business in which the Participant owns a greater-than-five-percent equity interest.

(e) If the Company determines, in its sole and absolute discretion, that (i) a Participant has violated any of the Conditions or (ii) during his or her Continuous Service, or within one (1) year after his or her termination for any reason, a Participant (a) has rendered services to or otherwise directly or indirectly engaged in or assisted, any organization or business that, in the judgment of the Company in its sole and absolute discretion, is or is working to become competitive with the Company; (b) has solicited any non-administrative employee of the Company to terminate employment with the Company; or (c) has engaged in activities which are materially prejudicial to or in conflict with the interests of the Company, including any breaches of fiduciary duty or the duty of loyalty, then the Company may, in its sole and absolute discretion, impose a Termination, Rescission, and/or Recapture with respect to any or all of the Participant's relevant Awards, Shares, and the proceeds thereof.

(f) Within ten days after receiving notice from the Company of any such activity described in Section 25(e) above, the Participant shall deliver to the Company the Shares acquired pursuant to the Award, or, if Participant has sold the Shares, the gain realized, or payment received as a result of the rescinded exercise, payment, or delivery; provided, that if the Participant returns Shares that the Participant purchased pursuant to the exercise of an Option (or the gains realized from the sale of such Common Stock), the Company shall promptly refund the exercise price, without earnings, that the Participant paid for the Shares. Any payment by the Participant to the Company pursuant to this Section 21 shall be made either in cash or by returning to the Company the number of Shares that the Participant received in connection with the rescinded exercise, payment, or delivery. It shall not be a basis for Termination, Rescission or Recapture if after termination of a Participant's Continuous Service, the Participant purchases, as an investment or otherwise, stock or other securities of such an organization or business, so long as (i) such stock or other securities are listed upon a recognized securities exchange or traded over-the-counter, and (ii) such investment does not represent more than a five percent (5%) equity interest in the organization or business.

(g) Notwithstanding the foregoing provisions of this Section, the Company has sole and absolute discretion not to require Termination, Rescission and/or Recapture, and its determination not to require Termination, Rescission and/or Recapture with respect to any particular act by a particular Participant or Award shall not in any way reduce or eliminate the Company's authority to require Termination, Rescission and/or Recapture with respect to any other act or Participant or Award. Nothing in this Section shall be construed to impose obligations on the Participant to refrain from engaging in lawful competition with the Company after the termination of employment that does not violate subsections (b) or (c) of this Section, other than any obligations that are part of any separate agreement between the Company and the Participant or that arise under applicable law.

(h) All administrative and discretionary authority given to the Company under this Section shall be exercised by the most senior human resources executive of the Company or such other person or committee (including without limitation the Committee) as the Committee may designate from time to time.

(i) Notwithstanding any provision of this Section, if any provision of this Section is determined to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted by applicable law, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under Applicable Law. Furthermore, if any provision of this Section is illegal under any Applicable Law, such provision shall be null and void to the extent necessary to comply with Applicable Law.

Notwithstanding the foregoing, but subject to any contrary terms set forth in any Award Agreement, this Section shall not be applicable: (i) to any Participant who is not, on the Award Date, an Employee of the Company or its Affiliates; and (ii) to any Participant from and after his or her termination of Continuous Service after a Change in Control.

26. **Recoupment of Awards.** Unless otherwise specifically provided in an Award Agreement, and to the extent permitted by Applicable Law, the Committee may in its sole and absolute discretion, without obtaining the approval or consent of the Company's shareholders or any Participant with respect to his or her outstanding Awards, require that each Participant agrees to reimburse the Company for all or any portion of any Awards granted under this Plan ("Reimbursement"), or the Committee may require the Termination or Rescission of, or the Recapture associated with, any Award, if—

(a) the granting, vesting, or payment of such Award was predicated upon the achievement of certain financial results that were subsequently the subject of a material financial restatement;

(b) in the Committee's view the Participant engaged in fraud or misconduct that caused or partially caused the need for a material financial restatement by the Company or any Affiliate; and

(c) a lower granting, vesting, or payment of such Award would have occurred based upon the restated financial results.

In each instance, the Committee will, to the extent practicable and allowable under Applicable Laws, require Reimbursement, Termination or Rescission of, or Recapture relating to, any such Award granted to a Participant, including reimbursement for any gains realized on the exercise of Options attributable to such Awards, plus a reasonable rate of interest, effecting the cancellation of Restricted Shares and outstanding Options provided that the Company will not seek Reimbursement, Termination or Rescission of, or Recapture relating to, any such Awards that were paid or vested more than three years prior to the date the applicable restatement is disclosed.

IMMTECH PHARMACEUTICALS, INC.
2007 STOCK INCENTIVE PLAN

Appendix A: Definitions

As used in the Plan, the following definitions shall apply:

"**Affiliate**" means, with respect to any Person (as defined below), any other Person that directly or indirectly controls or is controlled by or under common control with such Person. For the purposes of this definition, "control," when used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person or the power to elect directors, whether through the ownership of voting securities, by contract or otherwise; and the terms "affiliated," "controlling" and "controlled" have meanings correlative to the foregoing.

"**Applicable Law**" means the legal requirements relating to the administration of options and share-based plans under applicable U.S. federal and state laws, the Code, any applicable stock exchange or automated quotation system rules or regulations (to the extent the Committee determines in its discretion that compliance with such rules or regulations) and the applicable laws of any other country or jurisdiction where Awards are granted, as such laws, rules, regulations and requirements shall be in place from time to time.

"**Award**" means any award made pursuant to the Plan, including awards made in the form of an Option, a Restricted Share, or any combination thereof, whether alternative or cumulative, authorized by and granted under this Plan.

"**Award Agreement**" means any written document setting forth the terms of an Award that has been authorized by the Committee. The Committee shall determine the form or forms of documents to be used, and may change them from time to time for any reason.

"**Board**" means the Board of Directors of the Company.

"**Cause**" for termination of a Participant's Continuous Service will have the meaning set forth in any unexpired employment agreement between the Company and the Participant. In the absence of such an agreement, "Cause" will exist if the Participant is terminated from employment or other service with the Company or an Affiliate for any of the following reasons: (i) the Participant's willful failure to substantially perform his or her duties and responsibilities to the Company or deliberate violation of a material Company policy; (ii) the Participant's commission of any material act or acts of fraud, embezzlement, dishonesty, or other willful misconduct; (iii) the Participant's material unauthorized use or disclosure of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; or (iv) Participant's willful and material breach of any of his or her obligations under any written agreement or covenant with the Company.

The Committee shall in its discretion determine whether or not a Participant is being terminated for Cause. The Committee's determination shall, unless arbitrary and capricious, be final and binding on the Participant, the Company, and all other affected persons. The foregoing definition does not in any way limit the Company's ability to terminate a Participant's employment or consulting relationship at any time, and the term "Company" will be interpreted herein to include any Affiliate or successor thereto, if appropriate.

"**Change in Control**" means any of the following:

(i) *Acquisition of Controlling Interest. Any Person* ***(other than Persons who are Employees at any time more than one year before a transaction)*** becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities. In applying the preceding sentence, (i) securities acquired directly from the Company or its Affiliates by or for the Person shall not be taken into account, and (ii) an agreement to vote securities shall be disregarded unless its ultimate purpose is to cause what would otherwise be Change of Control, as reasonably determined by the Board.

(ii) *Change in Board Control.* During a consecutive 2-year period commencing after the date of adoption of this Plan, individuals who constituted the Board at the beginning of the period (or their approved replacements, as defined in the next sentence) cease for any reason to constitute a majority of the Board. A new Director shall be considered an "approved replacement" Director if his or her election (or nomination for election) was approved by a vote of at least a majority of the Directors then still in office who either were Directors at the beginning of the period or were themselves approved replacement Directors, but in either case excluding any Director whose initial assumption of office occurred as a result of an actual or threatened solicitation of proxies or consents by or on behalf of any Person other than the Board.

(iii) *Merger.* The Company consummates a merger, or consolidation of the Company with any other corporation unless: (a) the voting securities of the Company outstanding immediately before the merger or consolidation would continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least ***50%*** of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation; and (b) no Person ***(other than Persons who are Employees at any time more than one year before a transaction)*** becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities.

(iv) *Sale of Assets.* The stockholders of the Company approve an agreement for the sale or disposition by the Company of all, or substantially all, of the Company's assets.

(v) *Liquidation or Dissolution.* The stockholders of the Company approve a plan or proposal for liquidation or dissolution of the Company.

Notwithstanding the foregoing, a "Change in Control" shall not be deemed to have occurred by virtue of the consummation of any transaction or series of integrated transactions immediately following which the record holders of the common stock of the Company immediately prior to such transaction or series of transactions continue to have substantially the same proportionate ownership in an entity which owns all or substantially all of the assets of the Company immediately following such transaction or series of transactions.

"**Code**" means the U.S. Internal Revenue Code of 1986, as amended.

"**Committee**" means one or more committees or subcommittees of the Board appointed by the Board to administer the Plan in accordance with Section 4 above. With respect to any decision involving an Award intended to satisfy the requirements of Section 162(m) of the Code, the Committee shall consist of two or more Directors of the Company who are "outside directors" within the meaning of Section 162(m) of the Code. With respect to any decision relating to a Reporting Person, the Committee shall consist of two or more Directors who are disinterested within the meaning of Rule 16b-3.

"**Company**" means Immtech Pharmaceuticals, Inc., a Delaware corporation; provided, however, that in the event the Company reincorporates to another jurisdiction, all references to the term "Company" shall refer to the Company in such new jurisdiction.

"**Consultant**" means any person, including an advisor, who is engaged by the Company or any Affiliate to render services and is compensated for such services.

"**Continuous Service**" means the absence of any interruption or termination of service as an Employee, Director, or Consultant. Continuous Service shall not be considered interrupted in the case of: (i) sick leave; (ii) military leave; (iii) any other leave of absence approved by the Committee, provided that such leave is for a period of not more than 90 days, unless reemployment upon the expiration of such leave is guaranteed by contract or statute, or unless provided otherwise pursuant to Company policy adopted from time to time; (iv) changes in status from Director to advisory director or emeritus status; or (iv) in the case of transfers between locations of the Company or between the Company, its Affiliates or their respective successors. Changes in status between service as an Employee, Director, and a Consultant will not constitute an interruption of Continuous Service.

"**Director**" means a member of the Board, or a member of the board of directors of an Affiliate.

"**Disabled**" means a condition under which a Participant --

(a) is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or

(b) is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, received income replacement benefits for a period of not less than 3 months under an accident or health plan covering employees of the Company.

"**Eligible Person**" means any Consultant, Director or Employee and includes non-Employees to whom an offer of employment has been or is being extended.

"**Employee**" means any person whom the Company or any Affiliate classifies as an employee (including an officer) for employment tax purposes, whether or not that classification is correct. The payment by the Company of a director's fee to a Director shall not be sufficient to constitute "employment" of such Director by the Company.

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

"**Fair Market Value**" means, as of any date (the "Determination Date") means: (i) the closing price of a Share on the New York Stock Exchange or the American Stock Exchange (collectively, the "Exchange"), on the Determination Date, or, if shares were not traded on the Determination Date, then on the nearest preceding trading day during which a sale occurred; or (ii) if such stock is not traded on the Exchange but is quoted on NASDAQ or a successor quotation system, (A) the last sales price (if the stock is then listed as a National Market Issue under The Nasdaq National Market System) or (B) the mean between the closing representative bid and asked prices (in all other cases) for the stock on the Determination Date as reported by NASDAQ or such successor quotation system; or (iii) if such stock is not traded on the Exchange or quoted on NASDAQ but is otherwise traded in the over-the-counter, the mean between the representative bid and asked prices on the Determination Date; or (iv) if subsections (i)-(iii) do not apply, the fair market value established in good faith by the Board.

"**Grant Date**" has the meaning set forth in Section 14 of the Plan.

"**Incentive Share Option or ISO**" hereinafter means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code, as designated in the applicable Award Agreement.

"**Involuntary Termination**" means termination of a Participant's Continuous Service under the following circumstances occurring on or after a Change in Control: (i) termination without Cause by the Company or an Affiliate or successor thereto, as appropriate; or (ii) voluntary termination by the Participant within 60 days following (A) a material reduction in the Participant's job responsibilities, provided that neither a mere change in title alone nor reassignment to a substantially similar position shall constitute a material reduction in job responsibilities; (B) an involuntary relocation of the Participant's work site to a facility or location more than 50 miles from the Participant's principal work site at the time of the Change in Control; or (C) a material reduction in Participant's total compensation other than as part of an reduction by the same percentage amount in the compensation of all other similarly-situated Employees, Directors or Consultants.

"**Non-ISO**" means an Option not intended to qualify as an ISO, as designated in the applicable Award Agreement.

"**Option**" means any stock option granted pursuant to Section 6 of the Plan.

"**Participant**" means any holder of one or more Awards, or the Shares issuable or issued upon exercise of such Awards, under the Plan.

"**Person**" means any natural person, association, trust, business trust, cooperative, corporation, general partnership, joint venture, joint-stock company, limited partnership, limited liability company, real estate investment trust, regulatory body, governmental agency or instrumentality, unincorporated organization or organizational entity.

"**Plan**" means this Immtech Pharmaceutical, Inc. 2007 Stock Incentive Plan.

"**Recapture**" has the meaning set forth in Section 25 of the Plan.

"**Rescission**" has the meaning set forth in Section 25 of the Plan.

"**Reimbursement**" has the meaning set forth in Section 26 of the Plan.

"**Reporting Person**" means an officer, Director, or greater than ten percent shareholder of the Company within the meaning of Rule 16a-2 under the Exchange Act, who is required to file reports pursuant to Rule 16a-3 under the Exchange Act.

"**Restricted Shares**" mean Shares subject to restrictions imposed pursuant to Section 8 of the Plan.

"**Rule 16b-3**" means Rule 16b-3 promulgated under the Exchange Act, as amended from time to time, or any successor provision.

"**Share**" means a share of common stock of the Company, as adjusted in accordance with Section 13 of the Plan.

"**Successor Corporation**" means the corporate entity in existence following a Change in Control, or a parent or subsidiary of such successor corporation.

"**Ten Percent Holder**" means a person who owns stock representing more than ten percent (10%) of the combined voting power of all classes of stock of the Company or any Affiliate.

"**Termination**" has the meaning set forth in Section 25 of the Plan.



IMMTECH PHARMACEUTICALS, INC.
One North End Avenue Suite 1111 New York New York 10282
Telephone: (877) 898-8038 (212) 791-2911 Fax: 212-791-2917

October 17, 2007

Dear Shareholders,

In 2007 Immtech Pharmaceuticals made significant advances toward commercialization of our oral drug candidate, pafuramidine. We aim to develop and commercialize new drugs to treat and prevent infectious diseases that globally affect millions of people. According to the World Health Organization (WHO), infectious diseases are collectively the most common cause of death worldwide. However, relatively few new drugs targeting infectious diseases have been developed over the past 20 years and many existing treatments have become less effective due to emergence of drug-resistant pathogens.

Immtech is developing drugs with novel mechanisms of action that target infectious diseases more effectively and have better side effect profiles compared to currently available treatments. Our development platform and business model position us to pursue commercial opportunities that may not be readily available to companies with traditional drug development models. We see the pursuit of new infectious disease treatments as both substantial business opportunities and a commitment to positively impact millions of people living with these diseases.

Pafuramidine is targeting three deadly infectious diseases – pneumocystis pneumonia (PCP), malaria, and African sleeping sickness (human African trypanosomiasis). PCP is a lung infection that affects one million people each year and threatens 42 million people living with HIV/AIDS. Malaria kills over one million people each year, infects 300 million annually, and also threatens 125 million travelers from developed countries who travel to malaria-infected regions each year. African sleeping sickness threatens 60 million people across sub-Saharan Africa.

Our team's efforts have led to numerous successes, including:

- A licensing agreement with Par Pharmaceutical in the U.S., for pafuramidine to treat PCP in patients with HIV/AIDS. Immtech received a $3 million upfront payment from Par that will be followed by an additional $29 million as pafuramidine advances toward U.S. regulatory approval and up to $115 million in additional milestone revenues.

- FDA orphan drug designation of pafuramidine to treat PCP, malaria and African sleeping sickness, providing certain financial and commercial benefits to Immtech.

- Fast track status in China of our application to conduct a Phase III trial of pafuramidine to treat PCP that will further augment data collection for New Drug Applications in the U.S., China and the other regions of the world.

- Successful interim analysis of efficacy, safety and tolerability data from the Phase III pivotal trial of pafuramidine to treat African sleeping sickness.

- Completion of enrollment in the Phase III pivotal trial of pafuramidine to treat African sleeping sickness.

- Initiation of Phase II and Phase IIb trials with pafuramidine in malaria to determine appropriate dosing and duration of drug administration for prevention and treatment.

- Advancement of drug Discovery Programs for Hepatitis C, drug-resistant bacterial infections, and fungal diseases.

These achievements reflect our concentrated efforts to seek commercial partners for pafuramidine, expand our clinical programs, and continue the development of our earlier-stage pipeline. We use an efficient business model to develop new drugs, utilizing funding from grants made directly by the National Institutes of Health and other organizations and indirectly from foundations, including the Bill and Melinda Gates Foundation, through our University of North Carolina - Chapel Hill Consortium. Immtech's private-public drug development efforts enable the collaboration of private equity investors with foundations, universities and government agencies to address global health challenges.

We continue to make significant progress in our clinical, manufacturing and regulatory programs for pafuramidine. We expanded our Research and Development team and our Board of Directors with highly qualified individuals. We are honored to add General Wesley K. Clark as a consulting strategic advisor and David Fleet as a member of our Board of Directors. General Clark brings world-class experience in international relations that will enhance Immtech's collaborations with international companies, foundations and governments. David Fleet brings more than 35 years of international pharmaceutical industry experience in the areas of business development, sales and marketing, and manufacturing roles that will be highly synergistic with our ongoing commercialization and development efforts.

These are exciting times for Immtech. We plan to increase our strategic alliances and further strengthen our drug development programs as we drive toward our first commercial product. Thank you for your support. We look forward to bringing to fruition the focus of our innovative global strategy, which is centered on creating shareholders' value and sustainable positive changes for millions of people around the world.

Sincerely,



Eric L. Sorkin
Chairman, President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

|X| **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** for the fiscal year ended March 31, 2007.

|_| **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934** for the transition period from [_] to [_].

Commission file number 001-14907

IMMTECH PHARMACEUTICALS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	39-1523370
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
One North End Avenue New York, New York	10282
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code: (847) 573-0033

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:


WASH, D.C.
160
SECTION

Common Stock, par value $0.01 per share
(Title of class)

Securities registered pursuant to Section 12(g) of the Securities Exchange Act of 1934:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933. Yes |_| No |X|

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes |_| No |X|

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. |X|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Securities Exchange Act of 1934. Large Accelerated Filer |_| Accelerated Filer |X| Non-accelerated Filer |_|

Indicate by check mark if the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934. Yes |__| No |X|

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the last price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter was $65,867,314.

As of June 9, 2007, the total number of shares of the registrant's common stock outstanding was 15,374,334 shares.

Documents incorporated by reference. None.

IMMTECH PHARMACEUTICALS, INC.
TABLE OF CONTENTS

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this annual report and in the documents incorporated by reference herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements frequently, but not always, use the words "may," "intends," "plans," "believes," "anticipates" or "expects" or similar words and may include statements concerning our strategies, goals and plans. Forward-looking statements involve a number of significant risks and uncertainties that could cause our actual results or achievements or other events to differ materially from those reflected in such forward-looking statements. Such factors include, among others described in this annual report, the following: (i) we are in an early stage of product development, (ii) the possibility that favorable relationships with collaborators cannot be established or, if established, will be abandoned by the collaborators before completion of product development, (iii) the possibility that we or our collaborators will not successfully develop any marketable products, (iv) the possibility that advances by competitors will cause our drug candidates not to be viable, (v) uncertainties as to the requirement that a drug product be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our drug candidates, (vi) risks relating to requirements for approvals by governmental agencies, such as the United States Food and Drug Administration (the "FDA"), before products can be marketed and the possibility that such approvals will not be obtained in a timely manner or at all or will be conditioned in a manner that would impair our ability to market our drug candidates successfully, (vii) the risk that our patents could be invalidated or narrowed in scope by judicial actions or that our technology could infringe upon the patent or other intellectual property rights of third parties, (viii) the possibility that we will not be able to raise adequate capital to fund our operations through the process of commercializing a successful product or that future financing will be completed on unfavorable terms, (ix) the possibility that any products successfully developed by us will not achieve market acceptance and (x) other risks and uncertainties that may not be described herein. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I.

ITEM 1. BUSINESS

A. Business Overview

Immtech Pharmaceuticals, Inc. (the "Registrant") is focused on developing and commercializing drugs for infectious diseases. We target diseases with significant unmet medical needs and well-defined endpoints that can be evaluated in clinical trials of relatively short duration. Our strategy is to develop and commercialize a pipeline of new drugs to treat infectious diseases and other disorders. Infectious diseases in the global population have increased significantly during the past 20 years and, according to the World Health Organization ("WHO"), are the most common cause of death worldwide. Relatively few new drugs for the treatment of infectious diseases have been brought to market during the past two decades. New drugs are needed to overcome the health risks of multi-drug resistant strains and the increasing number of new pathogens that are causing serious illnesses or deaths.

Our first drug candidate, pafuramidine maleate ("pafuramidine"), is currently in two Phase III clinical trials, and two Phase II clinical trials. One of our Phase III clinical trials is for the treatment of *Pneumocystis* pneumonia ("PCP") in patients with HIV/AIDS, the other is for the treatment of human African trypanosomiasis ("African sleeping sickness"). Our Phase II clinical trials include a challenge study to assess the efficacy and safety of pafuramidine for malaria prevention (prophylaxis) and a Phase IIb study in malaria treatment.

Our Phase III clinical trials are based on Proof-of-Concept Phase II clinical trials, which demonstrated pafuramidine's initial tolerability and efficacy to treat PCP and African sleeping sickness. The design and planned analyses for each of our Phase III clinical trials were reviewed and accepted by the FDA under Special Protocol Assessments.

Pafuramidine has been granted orphan drug status by the FDA for the treatment of PCP.

Our development program for pafuramidine for treating African sleeping sickness has been designated "fast-track" by the FDA and is sponsored in full through grants from The Bill and Melinda Gates Foundation (the "Foundation") to the scientific consortium of universities, other research groups and scientists with whom we collaborate and from whom we have rights to commercialize technology discovered or developed by them. During the coming year, we plan to initiate a Phase IIIb expanded access clinical trial for African sleeping sickness. This expanded access clinical trial will study the effectiveness of pafuramidine for treatment of African sleeping sickness in the usual care settings in Africa.

Our current Phase II challenge clinical trial is designed to assess whether pafuramidine prevents malaria infection in the liver, and thus prevents later development of the disease in the bloodstream. In a challenge clinical trial, healthy volunteers are exposed to mosquitoes infected with a well-characterized strain of malaria. The strain of malaria used in this trial can readily be treated with chloroquine. The volunteers are administered pafuramidine or a placebo prior to being exposed to the mosquitoes and monitored for symptoms of malaria (for more details on the challenge clinical trial, see "Pafuramidine for Malaria Prophylaxis" below).

A new Phase IIb malaria treatment clinical trial is also in progress. The main objective of this study is to determine the optimum dosing regimen (total daily dose, frequency of dosing, and duration of treatment) that can subsequently be studied in a Phase III clinical trial. Subsequent studies with respect to the efficacy of pafuramidine in the prevention and treatment of malaria will be designed by the Company using data from the ongoing Phase II studies.

We have finalized the chemistry process for the synthesis of pafuramidine and have demonstrated the process at the commercial scale. We have completed the scale-up to commercial production at a contract Good Manufacturing Practices ("GMP") manufacturing plant and the process has been validated. The pafuramidine tablet formulation that is in use in our current two Phase III clinical trials is presently undergoing process optimization and scale up for commercial use.

In addition to pafuramidine, Immtech has the worldwide exclusive licenses to develop and commercialize an expanding library of compounds, some of which are in early stages of research targeting fungal infections, the Hepatitis C virus ("HCV"), drug resistant Gram positive bacteria and other serious diseases. Our initial *in vitro* and *in vivo* assessments have identified several potential lead compound candidates for each of these diseases. We continue to test compounds to identify optimum lead candidates to move into preclinical testing and subsequent human clinical and commercial development.

Immtech maximizes its research spending by collaborating with its research partners and designing cost effective clinical trials targeting indications amenable to shorter duration treatments with well-defined endpoints. Our first drug candidate, pafuramidine, and several compounds for our discovery programs in fungal diseases, bacterial infections, HCV and mycobacterium tuberculosis ("TB"), were synthesized and initially evaluated by our research partners at The University of North Carolina at Chapel Hill ("UNC-CH") and Georgia State University ("Georgia State"). We have exclusive worldwide licenses to develop and commercialize compounds discovered and patented by scientists at these universities, and we have access to their large library of compounds. We call these scientists, and others from whom we have rights to commercialize technology discovered or developed by them, our consortium scientists. Our license rights include 150 issued domestic U.S. and foreign patents that cover many classes of novel chemical compounds.

A predecessor of the Registrant was incorporated under the laws of the State of Wisconsin on October 15, 1984, and subsequently merged with and into the Registrant on April 1, 1993. We began the development of drugs to treat infectious disease in 1997. Our executive offices are located at One North End Avenue, New York, New York 10282, telephone number (212) 791-2911 or toll-free (877) 898-8038. Our common stock (the "Common Stock") is listed on The American Stock Exchange ("AMEX") under the ticker symbol "IMM." Trading on the AMEX commenced on August 11, 2003.

For the fiscal year ended March 31, 2007, we had revenues of approximately $4.3 million and a net loss of approximately $11.1 million which included non-cash compensation expenses of approximately $3.0 million related to the vesting of Common Stock options and issuance of Common Stock during the year. Our management believes we have sufficient capital for our planned operations through our next fiscal year. The Company is a development stage pharmaceutical company that operates as one segment.

We file annual, quarterly and current reports, proxy statements and other documents with the United States Securities and Exchange Commission (the "SEC"), under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our reports, proxy statements and other documents filed electronically with the SEC are available at the website maintained by the SEC at http://www.sec.gov. We also make available free of charge on or through our Internet website, http://www.immtechpharma.com, the annual, quarterly and current reports, and, if applicable, amendments to those reports, filed or furnished pursuant to Section 13(a) of the

Exchange Act, as soon as reasonably practicable after we electronically file such reports with the SEC. Information on our website is not a part of this report.

When we use the words the "Company" or "Immtech" in this report, we are referring to the Registrant and its subsidiaries. When we use the word "we," "our" or "us," we are referring to the Registrant and its subsidiaries or solely the Registrant as the context requires.

B. Products and Programs

We are advancing pafuramidine in two Phase III pivotal clinical trials and two Phase II clinical trials. In addition, a Phase IIIb expanded access clinical trial in African sleeping sickness will be initiated in the coming year to study the use of pafuramidine in the usual care setting. Additional Phase I trials to support the New Drug Application ("NDA") submissions are also planned. We have several other laboratory discovery programs in progress in which we are testing the safety and potential effectiveness of compounds *in vitro* and in animal models for various indications, including fungal diseases, bacterial infections, HCV and TB.

1. Pafuramidine for PCP in HIV/AIDS Patients

PCP is a fungus that overgrows the air sacs in the lungs of people whose immune systems have been significantly suppressed. PCP can cause life-threatening pneumonia. PCP was previously known as *Pneumocystis carinii* pneumonia and is now called *Pneumocystis jiroveci* pneumonia. PCP is one of the most common opportunistic infections affecting HIV/AIDS patients. Other populations susceptible to PCP include patients on chemotherapy, organ transplant recipients, and infants with congenital immunosuppression. According to Frost & Sullivan, in a 2005 report, an estimated 1 million adults and children are afflicted with PCP worldwide, and every year approximately 5 million more need prophylaxis against the infection.

i. Pivotal Phase III Clinical Trial

Our Phase III pivotal clinical trial of pafuramidine to treat PCP in patients with HIV/AIDS is being conducted under an Investigational New Drug ("IND") application filed with the FDA. Our Phase III clinical trial is ongoing in the United States and in five Latin American countries. This is a comparative clinical trial versus the current standard of care, trimethoprim-sulfamethoxazole ("TMP-SMX"). The main objective of this Phase III clinical trial is to determine whether the efficacy of pafuramidine is comparable to the efficacy of TMP-SMX. The study will also compare the safety and tolerability of pafuramidine and TMP-SMX, with the expectation that pafuramidine may be better tolerated.

Our Phase III pivotal clinical trial protocol to study pafuramidine for treatment of PCP was established under a Special Protocol Assessment filed with the FDA. A Special Protocol Assessment means that the clinical trial's design and analysis plan of the clinical trial has been reviewed and agreed to by the FDA prior to the start of the clinical trial. The clinical trial design is set forth below:

Clinical Trial	Trial Design / Phase	End Points	Sites/Size
• Pafuramidine for treatment of PCP	• Phase III pivotal • Randomized and double-blind • Oral pafuramidine dosed twice daily (100 mg) for 14 days • Compared to TMP-SMX dosed 3 times daily for 21 days • After completion of treatment, all patients are put on TMP-SMX for PCP prophylaxis for another 21 days	• Primary efficacy - Clinical success of pafuramidine compared to TMP-SMX at Day 22 • Safety and tolerability of pafuramidine compared to TMP-SMX • Improvement in clinical signs and symptoms	• Argentina, Chile, Colombia, Mexico, Peru, United States • Approximately 270 patients

We plan to submit a NDA to the FDA (and similar applications with regulatory agencies in other countries) for approval of pafuramidine to treat PCP in patients with HIV/AIDS. Upon receipt of appropriate regulatory approvals, we plan to sell pafuramidine for the treatment of PCP in the United States, Africa, India and other countries where patients are afflicted with the disease.

We are also considering additional studies to evaluate pafuramidine as a potential drug for PCP prophylaxis. Patients who have completed treatment for PCP or who have been identified to be at risk for PCP are recommended to receive prophylaxis for as long as they remain at risk for PCP. We are currently conducting a study in animals to assess the efficacy of pafuramidine versus TMP-SMX in preventing PCP. Upon completion of the animal study, we plan to initiate a pilot study of PCP prophylaxis with pafuramidine in patients with HIV. Patients who have completed treatment for PCP in our Phase III clinical trial would be eligible to participate in this study of PCP prophylaxis.

ii. Earlier PCP Clinical Trials

Our Phase III pivotal clinical trial is based on Phase II clinical trial results which we believe demonstrate an acceptable safety profile and efficacy of pafuramidine in treating PCP in HIV/AIDS patients. In 2002, we received approval from the FDA and the Ministry of Health in Peru to commence a pilot Phase II clinical trial of pafuramidine to treat PCP. All clinical patients had AIDS and had failed or were intolerant of standard therapy for PCP prior to enrollment in the trial. Two dosing regimens were studied in this trial. The first 8 patients received 50 mg of pafuramidine twice per day for 21 days and, subsequently, 27 patients received 100 mg of pafuramidine twice per day for 21 days.

Results of the Phase II clinical trial demonstrated that the clinical signs and symptoms of PCP improved in all patients treated with pafuramidine, and pafuramidine was well tolerated, with no significant adverse events reported other than those determined by the principal investigator to not be related to the administration of pafuramidine. No patient was given further treatment for PCP during the trial, which included a 3 week follow-up period after completing the 21 day pafuramidine treatment. Patients treated with the higher dosage regimen generally showed faster symptom improvement and required a shorter time to achieve a steady state of drug concentration in the blood. Results of this study were presented in abstract form at the European Congress of Clinical Microbiology and Infectious Diseases, Copenhagen, April 2005.

2. Pafuramidine for African Sleeping Sickness Treatment

African sleeping sickness is a parasitic disease that is spread by tsetse flies in sub-Saharan Africa. Doctors Without Borders estimates that the geographical range in sub-Sahara Africa where African sleeping sickness occurs encompasses 36 countries, where more than 60 million people are at risk of contracting the disease. The WHO estimates that there are 50,000 to 70,000 active cases of African sleeping sickness in central Africa. A current WHO survey reports that an "epidemic situation" for African sleeping sickness exists in the sub-Saharan region of Africa which includes the countries of Angola, Sudan, and the Democratic Republic of the Congo ("DRC"). Existing treatments for African sleeping sickness can be highly toxic and cannot be administered orally. African sleeping sickness is fatal if not treated.

i. Pivotal Phase III Clinical Trial

Pafuramidine is currently in a Phase III clinical trial for first stage African sleeping sickness caused by *Trypanosoma brucei gambiense*, the West African form of sleeping sickness ("West African sleeping sickness"). If regulatory approval is obtained, pafuramidine would be the first oral therapy for this disease. Pafuramidine is expected to be available in a stable and convenient oral formulation that we expect will allow for treatment to reach more patients than can be reached with currently available injectable drugs.

We are conducting the Phase III clinical trial for the treatment of first stage African sleeping sickness in six clinical sites in DRC, Angola, and Sudan. First stage means the parasite has not reached the patient's central nervous system. We have completed enrollment of 274 patients, including 16 adolescents, 13 pregnant women, and 55 women who were nursing infants; 2 women were both pregnant and nursing infants. Patients in the study were administered a study drug, which was either pafuramidine or pentamidine (a dicationic drug on the market that is the current standard of care for first stage African sleeping sickness). Follow up visits are in progress and patients will be followed until 24 months after their treatment has elapsed. No patient has prematurely discontinued study drug treatment due to an adverse event, and no serious adverse events considered related to the study drug have been reported. Three patients have died during follow up in this trial in the past year; none of these deaths were related to African sleeping sickness or to receiving the study drug. In addition, three serious adverse events of death were observed in children of nursing mothers who are patients in this study (all not related to the study drug): a 29 month old child died 11 months after the mother's last dose of the study drug due to probable measles; a 22 month old child died 11 months after the mother's last dose of the study drug due to severe malnutrition of the marasmus type; and a 3 day old newborn infant died 77 days after the mother's last dose of the study drug due to neonatal sepsis presumably contracted from non-sterile material at the time of birth. Immtech is blinded from information about whether a patient received pafuramidine or pentamidine while the trial is ongoing.

The independent Data Safety Monitoring Board ("DSMB") has reviewed the safety data from this clinical trial twice during the past year, as specified in the DSMB's charter. The DSMB will also conduct the formal, protocol-specified interim analysis of the efficacy and safety of pafuramidine compared to pentamidine when approximately 125 patients have completed the 12 month follow up visits.

Our goals for the coming year are to complete the interim analysis, which is planned for the second half of 2007, and to complete 12 month follow up visits of all patients enrolled in the trial by mid-year 2008. A NDA submission to the FDA will then be prepared, assuming that the results of the interim analysis are favorable for the study to continue, the rate of participation in follow up evaluations is adequate to provide the database required to meet the primary endpoint for the study, and the political situation in the countries where the study is hosted allows for continued monitoring of the investigator sites. We believe that this study will provide the adequate efficacy and safety data required to support regulatory approval for the use of pafuramidine to treat first stage African sleeping sickness.

Our Phase III pivotal clinical trial design was established under a Special Protocol Assessment with the FDA. The FDA has agreed to review our trial data after patient 12 month follow up visits have been completed, and to consider "accelerated approval" at that time. Under the FDA's accelerated approval regulations, the FDA is authorized to approve drugs that have been studied for their safety and efficacy in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival (see also "Governmental Regulation" below). Final regulatory approval for the indication requires submission of patients' 24 month follow up data as validation of the surrogate endpoint used in the trial (12 month follow up based on clinical and parasitological endpoints). The trial design is set forth below:

Clinical Trial	Trial Design / Phase	End Points	Sites/Size
• Pafuramidine for the treatment of first stage African sleeping sickness	• Phase III pivotal • Randomized, sponsor blinded to treatment regimen • Oral pafuramidine dosed twice daily (100 mg) for 10 days • Compared to intramuscular pentamidine dosed once daily for 7 days	• Primary efficacy – Clinical and parasitological cure (absence of parasite in blood, lymph nodes and CSF) 12 months after treatment • Secondary – Clinical cure 24 months after treatment • Safety and tolerability of pafuramidine compared to pentamidine	• Democratic Republic of the Congo, Angola and Sudan • Approximately 250 patients, including pregnant women, nursing mothers and adolescents 12 years and older

Our clinical trials of pafuramidine to treat African sleeping sickness are being conducted under an IND application filed with the FDA. The trials are financially supported by a grant to UNC-CH from the Foundation under a Clinical Research Sub-contract (defined in "Funding for African sleeping sickness Research and Clinical Trials" below). On April 23, 2004, the FDA granted fast-track drug development designation to use pafuramidine to treat African sleeping sickness.

We plan to submit a NDA to the FDA (or similar applications with regulatory agencies in foreign countries) for accelerated approval of pafuramidine to treat African sleeping sickness, if we meet the designated end points in our Phase III pivotal clinical trial as outlined above.

Additional studies, including a Phase IV clinical trial, may also be required. (See "Governmental Regulation" in this section below.)

If our NDA for pafuramidine to treat African sleeping sickness receives approval from the FDA or similar recognized government regulatory agencies in foreign countries (pursuant to accelerated approval or otherwise), we intend to apply to the WHO to have pafuramidine listed as a WHO Recommended Drug, and eventually to be included on their Essential Medicines List. We believe inclusion of pafuramidine as a WHO Recommended Drug will enable us to sell pafuramidine to treat African sleeping sickness, while continuing to perform any required post-approval studies. The WHO generally accepts marketing approvals from regulatory agencies in the United States, European Union and Japan, as well as other countries with established regulatory agencies. In addition to becoming a WHO Recommended Drug, the distribution of pharmaceutical drugs in sub-Saharan Africa requires individual approval from each country where the drugs are sold. We anticipate a six to nine month lead time to manufacture, receive export clearance and deliver our first drug shipment after receipt of a purchase order pursuant to the above plan, although there could be delays that result in longer lead times.

ii. Phase IIIb Expanded Access African Sleeping Sickness Clinical Trial

We plan to initiate a Phase IIIb clinical trial for African sleeping sickness trial in approximately 6 countries in sub-Saharan Africa. This study will evaluate the safety, tolerability and effectiveness of pafuramidine in the usual care setting for African sleeping sickness. The study will assessment of the outcomes of treatment in settings where African sleeping sickness is currently treated (national sleeping sickness hospitals and clinics) and also in the public health clinics that do not currently treat African sleeping sickness patients. The study is a key component to the Global Access Plan for making pafuramidine available for distribution and treatment in the specific health centers of countries where African sleeping sickness is endemic. The Global Access Plan and the clinical study plan include strategies for education of health care workers in the diagnosis of African sleeping sickness and treatment with oral pafuramidine. In addition, the study will evaluate the proposed commercial packaging for the drug. Up to 1,000 patients will be treated with pafuramidine. This study would provide continued access to pafuramidine oral treatment for first stage African sleeping sickness until the drug is approved for use and distributed as commercial product in the country(ies) of study. The study will be initiated in the second half of 2007, after the study protocol and informed consent forms have been reviewed and approved by the respective independent Institutional Review Boards and Ethics Committees.

Clinical Trial	Trial Design / Phase	End Points	Sites/Size
• Pafuramidine for the treatment of first stage African sleeping sickness	• Phase IIIb • Oral pafuramidine dosed twice daily (100 mg) for 10 days • Drug may be administered in the hospital setting or taken under direct supervision in the outpatient setting	• Primary efficacy – Clinical cure (absence of parasite in blood, lymph nodes and CSF) 12 months after treatment • Secondary – Clinical cure 24 months after treatment; compliance with treatment in the outpatient setting; feasibility of treatment in currently existing clinics and with currently available diagnostic tools • Safety and tolerability of pafuramidine	• Democratic Republic of the Congo, Republic of Congo, Uganda, and others • Up to 1000 patients, including pregnant women, nursing mothers and adolescents 12 years and older

iii. Earlier Phase II African Sleeping Sickness Clinical Trials

In September 2002, we completed an open-label, non-controlled Phase IIa study of pafuramidine in the DRC to treat African sleeping sickness. Initial results showed that the compound was well tolerated with no significant adverse side-effects and 93% of the patients (27 of 29) treated were cleared of the African sleeping sickness parasite (blood and lymph node samples taken 2 days after completion of treatment were parasite free). Clearance of the parasite at the end of treatment testing was the primary endpoint for this study. Patients evaluated at three and six months after treatment remained parasite free; subsequently, however, five relapses were detected. Follow-up testing for this trial was completed in March 2005, with 76% of the patients at 24 months after treatment (the secondary endpoint for the study) remaining clear of the African sleeping sickness parasite.

In April 2003, we commenced the first phase of a multi-phase, multi-site Phase II/III randomized, open-label, clinical trial to treat African sleeping sickness with pafuramidine, initially designed to enroll 350 people. The first part of the study included 81 patients who were randomized to receive either twice daily dosing of 100 mg of pafuramidine for five days or pentamidine intramuscular injections for seven days, the current standard first line therapy for African sleeping sickness. The clinical trial was conducted in two sites, Maluku and Vanga, in the DRC. In February 2004, treatment of the first 81 patients was completed. The results from the initial 81 patients continued to show pafuramidine to be well tolerated with a favorable safety profile. Five patients treated with pafuramidine for 5 days did not clear the parasite from their lymph nodes and received additional treatment. The patients have subsequently completed the 24 month follow-up testing. The cure rate (the patients are alive and have no evidence of parasites from blood, lymph nodes and cerebrospinal fluid ("CSF") surrounding the brain and spinal cord) at the end of the study (24 months after completion of treatment) for pafuramidine administered for 5 days was 85% and the "cure rate" for pentamidine was 98%.

Based on the data from the 5-day treatment study with pafuramidine, 30 patients were enrolled into the second part of the trial and were administered pafuramidine 100 mg twice daily for 10 days in an open-label design. All 30 patients cleared the African sleeping sickness parasite from blood, lymph nodes and CSF at the end of the treatment period and those returning for testing at the 3-month follow-up, which is the primary endpoint for the trial, remained disease free. No significant adverse events were reported. Based on these results, we began the Phase III clinical trial in July 2005. Subsequently, 3 relapses have been reported, with a current "cure rate" of 90%. During the past year, one of these patients died from second stage African sleeping sickness. This patient initially declined rescue treatment and subsequently failed treatment with melarsoprol after the disease had progressed. All subjects have now completed the 24 month follow up evaluations and collection of the data is currently in progress.

Results of the Phase II studies were presented in abstract form at the international meeting of Medicine and Health in the Tropics, Marseille, France, in September 2005.

iv. Funding for African Sleeping Sickness Research and Clinical Trials

Our development of pafuramidine for treating African sleeping sickness has been supported financially by a grant to UNC-CH from the Foundation. To date, the Foundation has granted to UNC-CH approximately $40 million for the development of pafuramidine to treat this disease. This total includes a grant to UNC-CH for $22.6 million in 2006 to complete the Phase III clinical trial and commercial development of pafuramidine to treat African sleeping sickness, initiate a Phase IIIb expanded access clinical trial, develop a pediatric formulation for use by infants and children, and test pafuramidine in a pilot program for the East African form of African sleeping sickness caused by West African sleeping sickness. Pursuant to the Clinical Research Subcontract and Amended and Restated Clinical Research Subcontract (as defined below), Immtech has received approximately $17.3 million of the approximately $40 million granted to UNC-CH by the Foundation. During the past year, epidemiological data have demonstrated that very few infants and children under the age of six years are diagnosed with first stage African sleeping sickness. Thus, the pediatric formulation development is currently on hold. A separate study of children ages 6-12 years, who will be treated with pafuramidine tablets, is in the planning stages.

In November 2000, the Foundation awarded a $15.1 million grant to a research group led by UNC-CH to develop new drugs to treat African sleeping sickness and leishmaniasis. The research group led by UNC-CH includes Immtech and, in addition to UNC-CH, five other universities and research centers around the world that collectively employ scientists and physicians considered to be the foremost experts in one or both of these diseases.

On March 29, 2001, we entered into a clinical research subcontract ("Clinical Research Subcontract") with UNC-CH to advance the work funded by the Foundation's $15.1 million grant. Under the terms of the Clinical Research Subcontract, we are responsible for the oversight of Phase II and Phase III clinical trials of the drug candidate pafuramidine for African sleeping sickness. The terms of the Clinical Research Subcontract require us to segregate the Clinical Research Subcontract funds from our other funds and to use the proceeds only for developing a drug to treat African sleeping sickness.

In June 2003, the Foundation awarded an additional $2.7 million grant to the UNC-CH led research group to (i) expand the Phase IIb trial of pafuramidine to treat African sleeping sickness into the pivotal multi-phase, multi-site Phase II/III randomized clinical trial described below, (ii) implement an improved method of synthesizing pafuramidine to reduce drug manufacturing costs and (iii) improve the formulation of pafuramidine to facilitate increased drug absorption into blood circulation. Under the Clinical Research Subcontract, approximately $1.0 million of the additional grant was paid to us in June 2003 and approximately $1.4 million was paid to us on March 14, 2005 (approximately $1.4 million of the $3.0 million March 14, 2005 payment described below was attributable to our services under the additional grant).

Effective March 28, 2006, we amended and restated the Clinical Research Subcontract (the "Amended and Restated Clinical Research Subcontract") to continue the ongoing Phase III clinical trial of pafuramidine to treat African sleeping sickness and to prepare the drug for commercialization, conduct an expanded access trial, develop a pediatric formulation for infants and children, and test pafuramidine in a pilot study of the East African form of African sleeping sickness.

Under the Amended and Restated Clinical Research Subcontract, we received from the UNC-CH led consortium a five year funding commitment of approximately $13.6 million to support the Phase III trial and development of the drug for commercialization, and to conduct the additional research. To date, we have received $5.6 million of the approximately $13.6 million for the first year of funding.

In the aggregate, we have received the following under the Clinical Research Subcontract: (a) $4.3 million paid to us in fiscal year 2001 to fund Phase II clinical trials to test the safety/tolerability and efficacy of pafuramidine against African sleeping sickness in approximately 30 patients; (b) approximately $1.4 million paid to us in September 2002 upon the successful completion of our Phase IIa clinical trial; (c) approximately $2.0 million paid to us in December 2002 upon the delivery of the final Phase IIa report in respect of the Phase II clinical trial; (d) approximately $1.0 million paid to us in June 2003 relating to the additional grant for improving drug synthesis and formulation; (e) approximately $3.0 million paid to us on March 14, 2005 (a portion of which was from the additional acceleration grant described above) to fund Phase IIb and Phase III clinical trials to test the efficacy and safety/tolerability of pafuramidine against African sleeping sickness in a larger, more diverse group of patients in calendar year 2005; and (f) approximately $5.6 million paid to us in May 2006, with a commitment for an additional approximately $8 million over the next four years to fund completion of the Phase III clinical trial, development of pafuramidine for commercialization and new research activities.

3. Pafuramidine for Malaria Prophylaxis (Prevention)

According to the WHO, malaria is endemic in over 100 countries. Those countries are visited by more than 125 million international travelers every year. International travelers are especially at risk of contracting malaria because their immunity to malaria is not as developed as people who live in endemic areas and the disease is often diagnosed incorrectly or late after travelers' return home.

Based on *in vitro* and clinical trial data, we believe pafuramidine is a promising drug for prevention of malaria for travelers. In clinical studies to date, pafuramidine did not cause the significant neurological, gastrointestinal, photosensitivity-related side effects or psychotic episodes that are associated with other therapies currently used in malaria prophylaxis.

We have initiated a Phase II malaria challenge clinical trial in healthy volunteers. In this study, volunteers are exposed to mosquitoes infected with a well-characterized strain of malaria that is readily treated with chloroquine, as the malaria parasite used in this study is highly sensitive to chloroquine. Nineteen volunteers are participating in this study, which includes a screening period, a dosing period and a period following exposure to the mosquitoes in which subjects are monitored for the development of disease due to malaria. The subjects are randomized to receive one of three treatments prior to mosquito exposure: (a) one pafuramidine 100 mg tablet is administered on Day 8 (8 days before challenge with the malaria-infected mosquitoes), (b) one pafuramidine 100 mg tablet is administered on Day 1 (the day prior to challenge), or (c) a placebo is administered on both days. Clinical trial volunteers are regularly monitored for up to 3 months after the exposure, including assessment of fever or other clinical symptoms of malaria, and also by regular blood sampling to detect the presence of malaria parasites. The volunteers who show any signs or symptoms of malaria are promptly treated with chloroquine and carefully monitored until they are determined to be free of disease. Pafuramidine will be considered an appropriate candidate for additional prophylaxis studies if none of the volunteers in at least one of the pafuramidine treatment groups develops malaria during the study. The results of this study are expected to be available by end of the calendar third quarter 2007.

If the results of this trial are favorable, Immtech will design Phase III pivotal trials and request an end-of-Phase II meeting with regulators to discuss the registration program for malaria prophylaxis. Alternatively, Immtech may study other prophylaxis regimens in Phase II trials before entering into a Phase III program.

4. Pafuramidine for Malaria Treatment

Malaria is the second most common infectious disease in the world and is a significant threat to over 2.6 billion people exposed to this mosquito-borne disease. Each year an estimated 300 to 500 million new clinical cases of malaria occur globally that result in 1.5 to 2.0 million deaths. The WHO estimates that over a million children infected with malaria die in Africa every year; one child dies every 30 seconds. Many of the available therapies for treating malaria have high failure rates because the parasites that cause malaria have developed resistance to older drugs. Malaria is a significant cause of severe disease and death in infants, small children and pregnant women, and some of the currently used drugs are not recommended for use in these populations. Pafuramidine is in use in our Phase III clinical trial to treat pregnant women and adolescents for African sleeping sickness. Studies of pafuramidine in juvenile rats and reproductive adult rats and rabbits have not identified any risks to these vulnerable populations. We believe pafuramidine will be demonstrated to be a safe and well-tolerated treatment of malaria in pregnant women and infants.

i. Phase IIb Trial

In April 2007, we commenced enrollment in a new Phase IIb clinical trial of pafuramidine in the treatment of uncomplicated malaria. The study is being conducted in

Thailand and will include up to 140 patients. The study is a partial factorial design and comprised of 2 stages. The first stage will randomize 60 patients (15 per group) to evaluate the variable components in dosing of pafuramidine tablets, including total daily dose (400 mg vs 600 mg), dosing frequency (once daily vs divided twice daily), and in combination with artesunate (Yes vs No). A full factorial design would test all 8 possible combinations of these 3 factors; the partial factorial design will test 4 of the possible combinations (see Study Design below) and then be evaluated with statistical methods. The Independent Data Monitoring Committee, sponsor and principal investigator will review the results from the first stage and determine which regimens from the possibilities in the full factorial design should be further studied with up to an additional 80 patients in stage 2. The study is designed such that if none of the 3 day regimens is considered acceptable, the stage 2 treatments will be administered for 5 days. All patients in stage 1 will provide blood samples for analysis of concentrations of pafuramidine and DB75, the active drug produced from the prodrug pafuramidine. All patients will be treated and monitored for 28 days, which is the primary endpoint for the study.

Patients' blood samples will be evaluated for parasites prior to enrollment in the study to establish a baseline and checked at regular times during the therapy, and then periodically until 28 days after commencement of the study. For purposes of this study, patients will be considered "cured" if the malaria parasites were eliminated 7 days after the start of therapy and did not recur within 28 days after the start of treatment.

Clinical Trial	Trial Design / Phase	End Points	Sites/Size
• Pafuramidine with or without artesunate for the treatment of uncomplicated malaria	• Phase IIb • Stage 1: treatment for 3 days - Pafuramidine 600 mg QD - Pafuramidine 200 mg BID - Pafuramidine 400 mg QD plus artesunate - Pafuramidine 300 mg BID plus artesunate • Stage 2: treatment for 3 of 5 days - Regimens to be determined at completion of stage 1	• Primary efficacy – Clinical cure (absence of parasite in blood and no symptoms of disease) 28 days post dosing • Secondary – Clinical cure 7 days after dosing • Safety and tolerability of pafuramidine • Pharmacokinetic data of pafuramidine and DB75 concentrations in blood	• Single site in Thailand • Up to 140 patients, 60 patients in stage 1; up to 80 patients in stage 2

Data from this trial will be used to design the Phase III treatment trial of pafuramidine to support the indication of malaria prophylaxis. In addition, if the data are favorable, we may pursue the indication of malaria treatment, which will require at least 2 pivotal trials with the regiment that would be expected to be registered for this indication.

ii. Phase IIb Trial

In May 2005, we commenced enrollment in a Phase IIb clinical trial of pafuramidine to treat uncomplicated *P. falciparum* malaria. This study was conducted in Thailand and included

120 patients. The study was designed to compare the efficacy of three-day regimens of pafuramidine given alone (as mono-therapy) and in combination with artesunate (a drug for treating malaria that is derived from the artemisia plant). For comparison purposes, a separate control group received a combination of the drugs artesunate and mefloquine, which is a standard treatment for malaria in Thailand. All patients were treated and then monitored for 28 days.

The patients who participated in the malaria trial were randomly assigned to groups, each of which were treated for 3 days using different dose regimens of pafuramidine; patients received either 200 mg of pafuramidine capsules once per day, either alone or in combination with artesunate, or 100 mg of pafuramidine capsules twice per day. Patients' blood samples were evaluated for parasites prior to enrollment in the study to establish a baseline and checked at regular times during the 3 days of therapy, and then periodically until 28 days after commencement of the study. For purposes of this study, patients were considered "cured" if the malaria parasites were eliminated 7 days after the start of therapy and did not recur within 28 days after the start of treatment. A control group received a standard combination therapy regimen and the results from that group were compared to the patients treated with pafuramidine.

Study results showed a greater than 90% clearance of the parasite from the blood for patients receiving pafuramidine at 7 days. However, at 28 days, patients receiving pafuramidine had rates of recurrence of disease exceeding that of standard therapy. The study established the minimally effective dose of pafuramidine to be 100 mg BID for 3 days, which yielded a clinical cure rate of 65%. The combination of pafuramidine 200 mg once daily in combination with artesunate was also minimally effective, with a clinical cure rate of 74%. Determining the minimally effective dose is one of the objectives of a Phase IIb study. The study also identified a minimum blood concentration of DB75, the active drug produced from the prodrug pafuramidine, which was associated with 28 day clinical cure in patients achieving that blood concentration. These data are critical for understanding the activity of pafuramidine, and for design of subsequent malaria treatment studies.

It was found that average and minimum blood concentrations of DB75, the active drug produced from the prodrug pafuramidine, in these patients were lower than previously predicted from studies in healthy adults (see related Phase I study, below). The pharmacokinetics of DB75 in healthy volunteers appears to be different from that of patients with acute malaria. Overall, the Phase IIb study demonstrated that the tested 3 day dosing regimens of pafuramidine alone and in combination with artesunate were not appropriate for treatment of acute uncomplicated malaria.

iii. Earlier Malaria Treatment and Supporting Clinical Trials

In December 2003, we reported results of our Phase IIa malaria trial that was conducted in Thailand. The patients who participated in this malaria trial were treated with 100 mg capsules of pafuramidine twice per day for 5 consecutive days. For purposes of this study, patients were considered to be "cured" if patients remained free of malaria parasites at 28 days after the start of treatment. All patients were monitored for 28 days after the start of treatment to ensure that the malaria parasite had been eliminated.

Of the 32 patients in the Phase IIa malaria trial, nine were infected with *Plasmodium vivax* and 23 were infected with *Plasmodium falciparum* (the most deadly form of malaria contracted by humans). The *P. falciparum* patients were treated with pafuramidine as a monotherapy (not in combination with any other drugs). Ninety-six percent of patients (22 of 23) treated for *P. falciparum* were considered to be cured at the end of the study. Blood samples taken from two of the patients prior to 28 days after the start of treatment contained malaria parasites but, after more extensive testing of the genetics of the parasites, an independent third party concluded that one of the two failed patients had cleared the original malaria parasite and had acquired a new malaria infection. The nine *P. vivax* patients were treated with pafuramidine for five days; eight of them subsequently received oral primaquine (a drug used as standard therapy for *P. vivax* treatment) and were considered cured at Day 28. One patient experienced a relapse of *P. vivax* prior to receiving the scheduled primaquine treatment and was given alternative therapy with a successful outcome. Pafuramidine was well tolerated with no significant adverse side-effects reported. The results of this study have been published in the Journal of Infectious Diseases, 2005; Vol. 192: pp. 319-22.

A related Phase I study conducted in late 2004 in Paris, France evaluated the potential for dosing of pafuramidine for three days. The pharmacokinetics of pafuramidine in different dosing regimens was evaluated in 54 healthy volunteers (pharmacokinetics is the study of the uptake, distribution and rate of movement of a drug in the body from the time it is absorbed until it is eliminated). We enrolled people from African, Asian and Caucasian populations to evaluate the differences between once per day and twice per day dosing, with doses ranging from 200 mg to 600 mg per day for three days. The data from this trial indicated that pafuramidine dosed at 200 mg once per day reached blood levels that were expected to have a therapeutic effect in treating malaria in three days. This shortened treatment period (3 days vs 5 days) and once daily dosing was expected to increase compliance with a prescribed treatment regimen by malaria patients. However, as noted above, the results in healthy volunteers did not accurately predict the pharmacokinetics of pafuramidine or DB75, the active drug, in patients with acute malaria.

iv. Funding for Malaria Research and Clinical Trials

On November 26, 2003, we entered into a testing agreement (the "MMV Testing Agreement") with the Medicines For Malaria Venture ("MMV"), a foundation established in Switzerland, and UNC-CH, pursuant to which we, with the support of MMV and UNC-CH, began studying pafuramidine as a treatment for malaria. The Phase I study, Phase IIa study, and Phase IIb study referenced above were sponsored in full by MMV. Additional support was also received for pharmaceutical drug development and animal toxicology studies. In the twelve month period ended March 31, 2006, we received approximately $2.6 million from MMV. The 3 day therapy cure rates in the first Phase IIb study did not meet the MMV product target profile, and MMV funding for pafuramidine for malaria treatment was discontinued.

5. AQ13 Product for Malaria Treatment

In February 2006, Tulane University granted to us an exclusive license to develop, manufacture and commercialize a group of 4-aminoquinoline drugs for treatment, prophylaxis and diagnosis of infectious diseases (the "Tulane License Agreement"). These compounds have similar chemical structure and mechanisms of action to chloroquine, which was the mainstay of malaria treatment for the later half of the twentieth century. The project has been put on hold because the documents requested from Tulane University to continue with the FDA were not provided.

6. Drug Discovery and Development Programs

i. Antifungal Program

We have identified several aromatic cationic compounds with the potential to treat both Candida and Aspergillus infections, which account for a significant percentage of morbidity and mortality in hospitalized patients. *In vitro* studies conducted by our consortium scientists and an independent laboratory have identified several compounds that display broad based antifungal activity against Candida, Aspergillus and Cryptococcus fungi. From these studies, we have identified a lead group of compounds that display significant *in vitro* activity against both drug-sensitive and drug-resistant strains of fungi. We are currently optimizing the lead compounds and are testing them in *in vivo* models of pharmacokinetics, efficacy, and safety. Predefined development criteria will be used to select one or more of the new analogues to advance as pre-clinical development candidates.

The market for an effective antifungal drug was estimated by DataMonitor in 2003-04 to be approximately $4.0 billion annually and growing due to the increasing number of patients who are susceptible to fungal diseases, such as patients undergoing cancer chemotherapy, patients with HIV and those who have undergone organ transplants. In addition, the frequency of nosocomial infection (infection acquired while a patient in a hospital) caused by fungi is now the third most common cause of sepsis, replacing *Escherichia coli* (E. coli). Sepsis is an uncommon but serious consequence of an infection that quickly overwhelms the immune system and can rapidly lead to death. Recently, strains of fungi resistant to currently available treatments have developed. There is a significant opportunity for new drugs effective against specific strains of fungi, including drug resistant strains, as well as drugs with broad spectrum effectiveness for both Candida and Aspergillus infections. We believe our orally deliverable compounds would be well suited for treatment of these infections if effective.

ii. Hepatitis C

According to a December 2005 Decision Resources, Inc. report, the number of prevalent cases of HCV in the major markets exceeded 11 million in 2004. The HCV drug market, approximately $3 billion in 2005, is projected to grow to $9 billion in 2012 and over $10 billion annually by 2014. Growth in use of HCV therapies also will come from increasing numbers of patients whose disease do not respond to initial treatments, and are being retreated with second courses of standard and/or other new therapies.

We base our research activities in HCV upon published findings that show compounds active in an HCV-related animal virus, bovine viral diarrhea virus ("BVDV"), may have similar activity against HCV. We have tested several classes of compounds against the BVDV virus *in vitro*, and several compounds exhibited potent inhibitory effects on the BVDV viral life cycle. We have identified a class of compounds that prevents BVDV infection at very low concentrations in cell culture, and have evaluated these compounds in *in vitro* cell culture assays of HCV infection. Certain classes of compounds exhibit potent cross-reactivity in this assay and preliminary time of addition studies point to the compounds having an effect on early events in the virus life-cycle. This important proof-of-concept is being followed up by new medicinal chemistry efforts to further optimize the pharmacokinetics, safety and pharmacological activity characteristics of the lead compound series. The potential novel mechanism of action suggests a compound from this class could have synergies with other existing and developing anti-HCV compounds.

iii. Tuberculosis Program

TB is the world's number one killer among infectious diseases, causing over two million deaths per year, according to the WHO and the United States Center for Disease Control and Prevention (the "CDC"). TB is a difficult infection to treat because the bacteria that cause the disease can "hide" inside white blood cells where they avoid the immune system and are less susceptible to antibiotic drugs. The CDC reports that about two billion people, or one-third of the world's population, are infected with TB, including 10 to 15 million people in the United States. The disease is spreading rapidly in developing countries in Asia, Africa, South America and Eastern Europe, and is becoming increasingly problematic in developed countries. Japan has declared TB its most threatening disease, and the United States has reported an alarming increase in multi-drug resistant ("MDR") TB cases. The combination of the rapid spread of TB and increasing cases of MDR strains of the TB organism make this infectious disease a major health threat throughout the world.

In collaboration with the National Institutes of Health (the "NIH") and Dr. Scott G. Franzblau of the University of Illinois at Chicago ("UIC"), we have screened over 800 of our dication compounds for potential drug candidates to treat TB. Of the 50 compounds showing favorable activity, 5 compounds showed *in vitro* activity comparable or superior in performance to drugs currently available to treat TB. Based on results from *in vitro* and *in vivo* testing, we are making progress with the most active group of compounds and are optimizing the chemical structures to enhance the pharmaceutical properties in preparation for upcoming *in vivo* tests of antibacterial activity and safety. Selection of development candidates will follow successful testing of the new analogues against predefined criteria.

iv. Antibacterial Program

We have recently identified a unique class of compounds within our proprietary library that demonstrate significant activity in inhibiting the growth of antibiotic-susceptible and antibiotic-resistant, Gram positive pathogens, frequently referred to as "superbugs." The underserved need for new antibiotics to combat superbugs represents a significant potential future opportunity for us and these compounds will serve as a starting point for the discovery and development of a potential new clinical candidate.

In 2004, the global antibacterial market was valued at approximately $24 billion. Following the introduction of virtually every class of antibiotics in the past 50 years, resistance has emerged that limits or is threatening to limit their efficacy. Drug resistance has and will continue to be an incessant source of medical need. Novel classes of antibacterials are needed to combat MDR infections and expand physician treatment options. Rapid uptake of products focused on drug-resistant infections has been driven by the increasing numbers of immunocompromised patients in hospitals.

Several of our compounds show potent, submicrogram/mL activity against a panel of methicillin-resistant staph (methicilln-resistant *Staphylococcus aureus*, "MRSA"), methicillin-sensitive staph ("MSSA"), and vancomycin-resistant enterococcus ("VRE"). Selected compounds are being tested in *in vivo* models of efficacy. The first compound to be tested demonstrated potent activity against a MSSA infection in a neutropenic mouse thigh infection model. Medicinal chemistry lead optimization is in progress to improve the pharmacokinetics, safety and efficacy profile.

MRSA is a type of bacteria that is resistant to certain antibiotics including methicillin, oxacillin, penicillin and amoxicillin. Healthcare-associated MRSA and VRE occurs most frequently among persons in hospitals and healthcare facilities who have weakened immune systems. MRSA is a major cause of hospital-acquired infections that are becoming increasingly difficult to combat because of emerging resistance to all current antibiotic classes and its appearance as an outpatient infection in individuals with normal immune systems. According to a May 2006 Espicom Business Intelligence report, the market for anti-MRSA antibiotics is expected to reach $2 billion by 2006.

v. Other Programs and Trials

We have data related to two other indications – neurological disorders and diabetes – that indicates to us that compounds from our library could be appropriate and promising for treating these disorders. In addition, research indicates that our aromatic cationic compounds may be useful as small molecule drugs that can potentially selectively control gene expression.

C. Technology

1. Aromatic Cationic Compounds

The pharmaceutical compounds made by the scientists at our consortium universities UNC-CH and Georgia State generally fall under the broad class of "aromatic cationic" compounds. Aromatic cations are molecules that have at least one positively charged end and at least one benzene ring in their structure. The cationic species in our library are largely comprised of amidines, substituted amidines, amidine bioisosteres and prodrugs. Many of the active compounds in our library are aromatic dications. Our library of compounds also includes a subclass of aromatic compounds containing a single positive charge (monocations).

One mechanism of action of many of our aromatic cationic compounds involves binding to segments of deoxyribonucleic acid ("DNA"). Some aromatic cation drugs bind in the minor groove of DNA and in so doing, interfere with the activity of enzymes needed for microbial and cell growth. The composition of the dications, with positive charges on the ends and linkers of different length, shape, flexibility and curvature, allows binding to specific sites of the DNA or other receptors, interfering with key biochemical processes fundamental to microbe growth and development.

Scientists at UNC-CH and Georgia State used pentamidine as a template to design aromatic compounds that have significant advantages over pentamidine. While pentamidine has broad based activity against many diseases including fungal infections and cancer, it can only be administered intravenously, by intramuscular injection, or via inhalation, and is therefore costly and difficult to administer outside of a hospital setting. In addition, pentamidine has many adverse effects and due to its narrow margin of safety, it needs to be administered by a person trained in the use and administration of this drug.

Consortium scientists have developed a large and growing library of compounds based on decades of work on aromatic compounds. Several compounds have been tested in a wide variety of assays and animal models for activity against various diseases. These compounds and their methods of use and manufacture are the subject of over 150 patents that have issued to date to our partner universities, patents to which we have exclusive, worldwide licenses (see "Collaborations" section below).

2. Prodrug Formulations

One of the many significant accomplishments of our research and development program was the discovery of technology to make aromatic cationic drugs orally deliverable. This proprietary technology temporarily masks the positive charges of the aromatic amidine, enabling it to effectively move across intestinal barriers into blood circulation. Once the prodrug is in the circulation, the masking functional groups are removed enzymatically thereby releasing the active drug. Until now, the inability to deliver active compounds across the digestive membrane into the bloodstream (and through the blood-brain barrier, if so desired) had reduced the attractiveness of aromatic amidines as effective drug treatments. The scientists at our consortium universities have developed and patented prodrugs and the synthesis methods to make these compounds allowing for oral administration. Pafuramidine is the first of this group of compounds to be studied in Phase II and III clinical trials. Pafuramidine is metabolized to DB75 in the body, which is the active form of the drug.

D. Collaborations

1. Scientific Consortium at UNC-CH, Georgia State, Duke, and Auburn

On January 15, 1997, we entered into a consortium agreement with UNC-CH and a third party ("Consortium Agreement") (to which each of Georgia State, Duke University and Auburn University shortly thereafter joined (collectively with UNC-CH, the "Scientific Consortium"). The Consortium Agreement provided that aromatic cations developed by the scientific consortium members were to be exclusively licensed to us for global commercialization. As contemplated by the Consortium Agreement, on January 28, 2002 we entered into a license agreement with the consortium whereby we received the exclusive license to commercialize all future technology and compounds ("future compounds") developed or invented by one or more of the consortium scientists after January 15, 1997 (the "License Agreement"), and which also incorporated into such License Agreement our license with the consortium with regard to compounds developed on or prior to January 15, 1997 (defined in the Consortium Agreement as "current compounds"). That License Agreement was amended and restated effective as of March 24, 2006 (the "Amended and Restated License Agreement").

Pursuant to the Consortium Agreement, the worldwide license and exclusive right to commercialize (together with related technology and patents), use, manufacture, have manufactured, promote, sell, distribute or otherwise dispose of any and all products based directly or indirectly on aromatic cations developed by the consortium on or prior to January 15, 1997 (current compounds), was transferred to us by the third party. The January 28, 2002, License Agreement granted to us a similar worldwide license and exclusive right to commercialize discoveries covering products based on aromatic cationic technology developed by the consortium after January 15, 1997 (defined in the License Agreement as "future compounds") and incorporated the worldwide license and exclusive right to commercialize discoveries assigned to us by the Consortium Agreement. The key modifications included in the Amended and Restated License Agreement are expansion of the Company's rights to future technology developed by the consortium with future grants and increased access to the consortium's patent counsel.

The Consortium Agreement gives us rights to this consortium of scientists' large and growing library of aromatic cationic compounds and to all future aromatic cation technology designed by them. The consortium scientists are considered to be among the world's leading experts in aromatic cations, infectious diseases, computer modeling of cationic pharmaceutical drugs and computer-generated drug designs.

The Consortium Agreement requires us to (i) reimburse UNC-CH, on behalf of our consortium scientists for certain patent and patent-related fees, (ii) pay certain milestone payments, and (iii) make royalty payments based on revenue derived from the licensed technology. Each month on behalf of the consortium scientist or university, as the case may be, UNC-CH submits to us an invoice to reimburse patenting-related fees incurred prior to the invoice date and related to patents and patent applications to which we hold a license under the Consortium Agreement. For the fiscal year ended March 31, 2007, we reimbursed UNC-CH approximately $704,000 for such patent and patent-related costs, and through March 31, 2007, we have reimbursed to UNC-CH approximately $3,038,000 in the aggregate for patent and patent-related costs. We are also required to make milestone payments in the form of issuance of 100,000 shares of our Common Stock to the consortium upon the filing of our first new NDA or an Abbreviated New Drug Application ("ANDA") based on consortium technology developed and are required to pay to UNC-CH on behalf of the consortium (other than Duke University), (i) royalty payments capped at a percentage of our net worldwide sales of "current products" and "future products" (products based directly or indirectly on current compounds and future compounds, respectively), and (ii) a percentage of any fees we receive under sublicensing arrangements. With respect to products or licensing arrangements emanating from Duke University technology, we are required to negotiate in good faith with UNC-CH (on behalf of Duke University) royalty, milestone or other fees at the time of such event, consistent with the terms of the Consortium Agreement.

2. Clinical Research Agreement with UNC-CH

In November 2000, the Foundation awarded to UNC-CH a $15.1 million grant to develop new drugs to treat African sleeping sickness and leishmaniasis (the "Foundation Grant"). On March 29, 2001, we entered into a Clinical Research Subcontract with UNC-CH, whereby we were to receive up to $9.8 million to be paid contingent upon UNC-CH's receipt of the

Foundation Grant. Our continued funding under the Clinical Research Subcontract was subject to certain terms and conditions over the succeeding five year period. We were required to conduct certain clinical and research studies related to the Foundation Grant. In April 2003, the Foundation increased the Foundation Grant by approximately $2.7 million for the expansion of Phase IIb/III clinical trials to treat African sleeping sickness and improved manufacturing processes. As of March 31, 2006, we had received, pursuant to the Clinical Research Subcontract, inclusive of our portion of the Foundation Grant increase, a total amount of funding of approximately $11.7 million. In March 2006, we amended and restated the Clinical Research Subcontract with UNC-CH and UNC-CH in turn obtained an expanded funding commitment of $13.6 million from the Foundation. Under the amended and restated agreement, the Company received on May 24, 2006 the first payment of approximately $5.6 million of a 5 year $13.6 million contract, bringing funds awarded under all Foundation Grants to approximately $17.3 million.

3. License Agreement with Tulane

On February 10, 2006, we entered into the Tulane License Agreement which granted to us a worldwide license and exclusive right to commercialize Tulane University's platform of 4-aminoquinoline compounds for the treatment, prophylaxis and diagnosis of infectious diseases. Under the terms of the agreement, we will pay a capped and volume reduced per unit royalty for sales of licensed products. We also granted to Tulane University 5,000 restricted shares of our Common Stock on the effective date of the agreement and agreed to grant to Tulane University 10,000 more restricted shares upon initial approval of a NDA related to a licensed product by a recognized regulatory authority, including the United States, European or Japanese regulatory authorities. The project has been put on hold because the documents requested from Tulane University to continue with the FDA were not provided.

4. Malaria Program Agreements with Medicines for Malaria Venture

On November 26, 2003, we entered into the MMV Testing Agreement, pursuant to which we, with the support of MMV and UNC-CH, conducted a proof of concept study of pafuramidine in clinical trials with the goal of obtaining marketing approval of a product for the treatment of malaria. Through March 31, 2006, the Company had received approximately $5.6 million under this agreement. Immtech and MMV agreed in December 2005 to terminate the November 2003 agreement.

E. Our Subsidiaries

1. Immtech Hong Kong Limited

On January 13, 2003, we entered into an agreement with an investor who owned, through Lenton Fibre Optics Development Limited ("Lenton"), a Hong Kong company, a 1.6 plus acre commercial real estate parcel located in a "free-trade zone" called the Futian Free Trade Zone, Shenzhen, in the People's Republic of China ("PRC"). Under the agreement, we purchased an 80% interest in Lenton by issuing to the investor 1.2 million unregistered shares of our Common Stock. We subsequently resold to the investor our interest in Lenton and the parcel of land in exchange for 100% ownership in the improved property described below under the headings

"Super Insight Limited" and "Immtech Life Science Limited." In connection with the sale of Lenton, we acquired 100% ownership of Immtech Hong Kong Limited ("Immtech HK"), a Hong Kong company, including Immtech HK's interest in Immtech Therapeutics Limited ("Immtech Therapeutics").

Subsequently, through a sublicense agreement, we transferred to Immtech HK the rights licensed to us under the Consortium Agreement to develop and license the aromatic cation technology platform in certain Asian countries and to commercialize resulting products. We intend to use Immtech HK as a vehicle to further sublicense rights to develop specific indications through other subsidiaries formed for the purpose that are expected to partner with investors who fund development costs of those indications.

2. Immtech Therapeutics Limited

Immtech Therapeutics, a Hong Kong company, provides assistance to healthcare companies seeking access to the PRC to conduct clinical trials and to manufacture and/or distribute pharmaceutical products in the PRC.

Immtech Therapeutics is majority owned by Immtech HK. Its minority owners are Centralfield International Limited (a British Virgin Island ("BVI") company and wholly-owned subsidiary of TechCap Holdings Limited ("TechCap")) and Bingo Star Limited ("Bingo Star"). TechCap has assets and resources in the PRC upon which Immtech Therapeutics may draw. Bingo Star has substantial financial and medical expertise and resources located in Hong Kong and the PRC.

3. Super Insight Limited

On November 28, 2003, we purchased (i) from an investor, 100% of Super Insight Limited ("Super Insight"), a BVI company, and Immtech Life Science Limited ("Immtech Life Science") (Immtech Life Science is a wholly-owned subsidiary of Super Insight) and (ii) from Lenton, a 100% interest in Immtech HK. As payment for the acquisition, we transferred to the investor our 80% interest in Lenton and $400,000 in cash.

4. Immtech Life Science Limited

Immtech Life Science, a Hong Kong company, owns two floors of a building (the "Property") located in the Futian Free Trade Zone, Shenzhen, in the PRC. We are exploring the possibility of housing a pharmaceutical production facility for the manufacture of drug products here or at other locations within PRC. The Property comprises Level One and Level Two of a building named the Immtech Life Science Building. The duration of the land use right associated with the building on which the Property is located is 50 years, which expires May 24, 2051.

Under current law, we would enjoy reduced tax on the business located on the Property because the local government has granted incentives to business in high technology industrial sectors located in the Futian Free Trade Zone. Our intended pharmaceutical manufacture use would qualify for the tax incentives.

F. Manufacturing

1. First Drug Candidate—Pafuramidine Maleate

Immtech has finalized the drug substance process scale-up to commercial scale and the process has been validated. The micronization process for the drug substance has also been validated. The drug product (tablet) process is undergoing optimization and validation, and is expected to be completed by the second half of 2007. Packaging for the drug to be used in the Phase IIIb study and for commercial product has been selected, and packaging studies are in progress.

2. Aromatic Cationic Compounds

The scientists at our consortium universities, specifically the synthetic chemistry laboratories at Georgia State and UNC-CH, have the capability to produce and inventory small quantities of aromatic cations under license to us. To date, Georgia State and UNC-CH have produced and supplied the aromatic cations requested in the quantities required under various testing agreements with third parties. We believe that these scientists will continue to produce and deliver small quantities of compounds as needed for testing purposes.

3. Third Party Sources

In April 2005, we entered into an agreement with Dr. Reddy's Laboratories, Inc. ("DRL") to improve a selected step in the synthetic process for producing pafuramidine, which work has been successfully completed. Since April 2005, we have entered into several more work orders with DRL to (i) prepare the pafuramidine compound for production of commercial quantities for clinical trials, registration and sale, (ii) develop a micronization process for pafuramidine, (iii) prepare the formulated pafuramidine containing drug for clinical trials and registration, and (iv) conduct analytical characterization studies. DRL is a global pharmaceutical company that manufactures and markets API (Bulk Actives), Finished Dosages and Biologics in over 100 countries worldwide, in addition to having a drug discovery pipeline. DRL also provides contract services for chemical process development, formulation development, and commercial manufacturing.

In January 2005, we entered into an agreement with UPM Pharmaceuticals, Inc. ("UPM") for production and scale-up of pafuramidine tablets. In May 2005, we entered into a work order with UPM to develop and manufacture placebo tablets for the PCP Phase III clinical trial, which has subsequently been completed. In January 2007, we entered into a work order to produce additional pafuramidine tablets for use in clinical trials. UPM has previously conducted analytical method validation and stability studies for us, as well as manufacturing supplies for clinical trials. UPM is a leading provider of contract drug development, manufacturing, analytical and regulatory services. UPM provides formulation, current Good Manufacturing Practice ("cGMP") manufacturing, clinical trial materials, analytical testing and related regulatory documentation for pharmaceutical companies.

In September 2005 we entered into an agreement with Fisher Clinical Services, Inc. ("FCS") to conduct feasibility studies and to manufacture comparator drug products for the PCP Phase III clinical study. Since September 2005, we have placed several work orders with FCS to package drugs for clinical studies and label clinical supplies. In addition, work orders have been placed to package drug for stability evaluations and conduct analytical method development and stability (through Lancaster Laboratories). The analytical method development has been completed and the stability studies are ongoing. FCS is a global leader in providing clinical trial supply and distribution services.

4. Property in the PRC

See disclosure above under the heading "Immtech Life Science Limited". The Property is located in a mixed-use office park and is suitable for administrative offices and research and development operations, as well as potentially housing a small-scale pharmaceutical production facility capable of producing up to 10 tons of drug product per year. In addition, we have begun the site selection process to find a location in the PRC for a manufacturing plant capable of producing up to 60 tons of GMP quality drug product per year.

G. Strategy

Our strategy is to develop and commercialize a pipeline of new drugs to treat infectious diseases and other disorders. Infectious diseases in the global population have increased significantly during the past 20 years and are the most common cause of death worldwide according to the WHO. Relatively few new drugs for the treatment of infectious diseases have been brought to market during this period. New drugs are needed to overcome the health risks of MDR strains and the increasing number of new pathogens that are causing these diseases.

Our business model is a new paradigm focused on reducing the time and cost to develop drugs aimed at solving global health issues. Our drug discovery activities include programs in fungal diseases, bacterial infections, HCV, and TB.

Two other indications – neurological disorders and diabetes – are therapeutic areas for which we believe our aromatic cation technology platform is appropriate and promising. In addition, recent research indicates that the aromatic cation compounds may be useful as small molecule drugs that can potentially selectively control gene expression and provide treatment for cancer and disorders of genetic origin.

We believe we have been successful in developing a drug with a low toxicity profile that is orally available using our aromatic cation platform and prodrug technologies. We have leveraged our scientific partners and foundation funding while advancing our technology and clinical trials in niche markets such as African sleeping sickness, as well as in larger markets like malaria. We are advancing our pipeline in antifungal, antibacterial, anti-HCV and anti-TB drugs, and continue to pursue other attractive therapeutic opportunities.

We intend to proceed with the development and commercialization of aromatic cations (which include dications) as drug products pursuant to the Consortium Agreement as follows:

- generate revenues by sales of drug products to commercial entities, governments, international organizations and foundations expedited through the FDA's accelerated approval program and/or other countries' similar programs;

- conduct a pilot study using pafuramidine as a malaria prophylaxis;
- complete Phase III pivotal clinical trial of pafuramidine to treat PCP;
- complete Phase III pivotal clinical trial of pafuramidine to treat African sleeping sickness;
- utilize the FDA's fast-track designation of pafuramidine for the treatment of African sleeping sickness to potentially expedite commercial sales through accelerated approval of our NDA or any foreign accelerated drug approval procedure; and
- select new drug candidates to target fungal diseases, bacterial infections, HCV and TB.

Our strategy is to commercialize aromatic cations and our prodrug technology, and generate revenues, first in niche markets by selling drugs for serious or life-threatening diseases where we believe (i) our drug candidates provide meaningful therapeutic benefits over existing therapies and (ii) programs are available for expedited regulatory review due to the lack of available effective treatments for such diseases. We intend to apply for and utilize FDA fast-track and accelerated approval or corollary foreign accelerated approval programs to accelerate commercialization of these drug candidates. We believe our first drug candidates will demonstrate the power and versatility of the aromatic cation platform and prodrug technologies thereby helping us to expedite acceptance of the platform and prodrug technologies and to obtain regulatory approval of our drug candidates for other indications.

H. Research and Development

Our success will depend in large part on our ability to commercialize products from a large library of well defined compounds to which we hold worldwide licenses and exclusive rights to commercialize.

We estimate that we have spent approximately $1.5 million, $4.3 million, and $5.8 million respectively, in fiscal years ended March 31, 2005, 2006 and 2007, on Company sponsored research and development and approximately $5.8 million, $5.4 million, and $3.0 million respectively, in fiscal years ended March 31, 2005, 2006 and 2007, on research and development sponsored by others. All research and development activity for fiscal years ended March 31, 2005, 2006 and 2007 has been in support of our pharmaceutical commercialization effort.

I. Patents and Trade Secrets

Our pharmaceutical compounds, including pafuramidine, are protected by multiple patents secured by our research partners. We consider the protection of our proprietary technologies and products to be important to our business. We rely on a combination of patents, licenses, copyrights and trademarks to protect these technologies and products. Protection of our aromatic cation technology platform includes exclusive licensing rights to, as of March 2007, 204 patents and patent applications, 104 of which have issued in the United States and in various global markets. We also own separately six issued patents that have been assigned to us. Generally, United States patents have a term of 17 years from the date of issue for patents issued from applications submitted prior to June 8, 1995, and 20 years from the date of filing of the application in the case of patents issued from applications submitted on or after June 8, 1995. Patents in most other countries have a term of 20 years from the date of filing the patent application. One hundred forty one of our licensed patents and patent applications, which includes 5 licensed United States patents and patent applications, were submitted after June 8, 1995, including patents covering pafuramidine, its active metabolite drug form (DB75) and our latest prodrug formulation processes.

Our policy is to file patent applications and defend the patents licensed to and/or owned by us covering the technology we consider important to our business in all countries where such protection is available and worthwhile. We intend to continue to file and defend patent applications we license or own. Although we pursue and encourage patent protection and defend our patents and those licensed to us, obtaining patents for pharmaceutical drugs and their specific uses involves complex legal and factual questions and consequently involves a high degree of uncertainty. In addition, others may independently develop similar products, duplicate our potential products or design around our patent claims. Because of the time delay in patent approval and the secrecy afforded patent applications during the first 18 months after they are filed, we do not know if other applications, which might have priority over our applications, have been filed. We also rely on trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position.

Publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months at a minimum. As a result, there can be no assurance that patents will be issued from any of our patent applications or from applications licensed to us. The scope of any of our issued patents may not be sufficiently broad to offer meaningful protection. In addition, our issued patents or patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier.

The patents and patent applications to which we hold an exclusive worldwide license right include claims to pharmaceutical compounds, methods of their manufacture, and their uses to treat conditions related to diseases including PCP, TB, *Cryptosporidium parvum*, *Giardia lamblia*, *Leishmania mexicana amazonensis*, *Trypanosoma brucei rhodesiense*, various fungi, *Plasmodium falciparum*, Alzheimer's disease, amyloidosis, Type II diabetes, HCV, BVDV and HIV. We are obligated to reimburse or pay for the patents and patent prosecution process for any patent applications which claim subject matter to which we want to have an exclusive license. Patents and patent applications also protect certain processes for making prodrugs and the uses of compounds to detect and treat specific diseases as well as for a new method for making chemical compounds that stack on top of each other (called dimers) when they are bound to DNA.

We also rely in part on trade secret, copyright and trademark protection of our intellectual property. We protect our trade secrets by entering into confidentiality agreements with third parties, employees and consultants. Generally, employees and consultants sign agreements to assign to us their interests in patents and copyrights arising from their work for us. Key employees also generally agree not to engage in unfair competition with us during and after their employment with us. We have additional secrecy measures as well. However, these agreements can be breached and, if they were, there might not be an adequate remedy available to us. Also, a third party could learn our trade secrets through means other than by breach of our confidentiality agreements, or our trade secrets could be independently developed by our competitors.

J. Governmental Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the clinical development, manufacture, marketing and distribution of drug products. These agencies and other federal, state and local entities regulate research and development activities, including the testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, advertising and promotion of our drug candidates.

Our ability to market our drug products will depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process generally includes all of requirements associated with FDA approval; however, the requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Community ("EC") registration procedures are available to companies wishing to market a product to more than one EC member state. If the relevant regulatory authority is satisfied that adequate evidence of safety, quality and efficacy of a drug candidate has been presented, a marketing authorization typically will be granted.

Once regulatory approval is obtained for an indication applicable to diseases endemic in third-world countries, we intend to apply to the WHO to have the approved drug listed for such indication as a WHO Recommended Drug and for inclusion on the WHO's Essential Medicines List. The WHO generally accepts marketing approvals from drug regulatory agencies in the United States, UK, European Union and Japan as well as other countries with established regulatory agencies for the Essential Medicines List. In most cases, inclusion as a WHO Recommended Drug and/or inclusion on the Essential Medicine List is the primary requirement to selling drugs in the countries where we intend to sell pafuramidine to treat African sleeping sickness and other tropical diseases. We believe we will then be able to sell our products in such countries while continuing to perform post-approval studies as and if required.

In the United States, the FDA regulates drug products under the Federal Food, Drug, and Cosmetic Act ("FFDCA") and its implementing regulations. The process required by the FDA before our drug candidates may be marketed in the United States generally involves the following:

- completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies, all performed in accordance with FDA's good laboratory practice ("GLP") regulations;

- submission to the FDA of an investigational new drug application which must become effective before human clinical trials may begin;

- completion of adequate and well-controlled clinical trials to establish the safety and efficacy of the drug candidate for each proposed indication in accordance with ethical principles and good clinical practice, or GCP, requirements;

- submission to the FDA of a new drug application, or NDA;

- satisfactory completion of a FDA pre-approval inspection of the manufacturing facilities at which the drug is produced to assess compliance with cGMP regulations; and

- FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our drug candidates will be granted on a timely basis, or at all.

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30 day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during drug development, and the FDA must grant permission before each clinical trial can begin. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center, and the IRB must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive GCP regulations, including regulations governing informed consent.

Clinical Trials. For purposes of a NDA submission and approval, clinical trials are typically conducted in 3 sequential phases, but may be conducted in 4 phases, which may overlap:

- Phase I: Studies are initially conducted in a limited population to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as AIDS or cancer patients.

- Phase II: Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the potential efficacy of the drug for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

- Phase III: These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the drug has a therapeutic effect and an acceptable safety profile, Phase III trials are undertaken in larger patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

- Phase IV: In some cases, the FDA may condition approval of a NDA for a drug candidate on the sponsor's agreement to conduct additional clinical trials to further assess the drug's safety and effectiveness after NDA approval. Such post approval trials are typically referred to as Phase IV studies.

New Drug Application. The results of drug development, preclinical studies and clinical trials are submitted to the FDA as part of a NDA. The NDA also must contain extensive manufacturing information. Once the submission has been submitted for filing, by law the FDA has 30 days to accept or reject the NDA. Once filed, the FDA has a stated goal of reviewing most applications and responding to the sponsor within 10 months. The review process can be significantly extended by FDA requests for additional information or clarification. The FDA may refer the NDA to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendations of an advisory committee, but it generally follows them. The FDA may deny approval of a NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional Phase III pivotal clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaborators interpret the data. Once issued, the FDA may withdraw product approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require testing, including Phase IV studies, and surveillance programs to monitor the safety of approved products which have been commercialized, and the FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved label. Further, if there are any modifications to the drug, including changes in indications, labeling, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

Fast-track Designation. FDA's fast-track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition which demonstrate the potential to address unmet medical needs for the condition. Under the fast-track program, the sponsor of a new drug may request the FDA to designate the drug for a specific indication as a fast-track drug concurrent with or after the IND is filed for the drug candidate. The FDA must determine if the drug qualifies for fast-track designation within 60 days of receipt of the sponsor's request.

If fast-track designation is obtained, the FDA may initiate review of sections of a NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of the remaining information and the applicant pays applicable user fees. However, the time period specified in the Prescription Drug User Fees Act, which governs the time period goals that the FDA has committed to reviewing an application, does not begin until the complete application is submitted. Additionally, the fast-track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

In some cases, a fast-track designated drug may also qualify for one or more of the following programs:

- Priority Review. Under FDA policies, a drug is eligible for priority review, or review within a 6 month time frame from the time a complete NDA is accepted for filing, if the product provides a significant improvement compared to marketed products in the treatment, diagnosis, or prevention of a disease. A fast-track designated drug would ordinarily meet the FDA's criteria for priority review. We cannot guarantee any of our products will receive a priority review designation, or if a priority designation is received, that review or approval will be faster than conventional FDA procedures, or that FDA will ultimately grant product approval. There can be no guarantee that we will be granted priority review quickly or at all or, if granted, that such status will not be later revoked.

- Accelerated Approval. Under the FDA's accelerated approval regulations, the FDA is authorized to approve drugs that have been studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on the basis of an effect on a clinical endpoint other than patient survival. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug approved on this basis is generally subject to rigorous post-market compliance requirements, including the completion of Phase IV or post-approval studies to validate the surrogate endpoint or to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, will allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for drugs approved under accelerated regulations are subject to prior review by the FDA. There can be no guarantee that we will be granted accelerated approval quickly or at all or, if granted, that such approval will not be later revoked.

When appropriate, we and our collaborators intend to seek fast-track designation and/or accelerated approval for our drug candidates, including pafuramidine. On April 23, 2004, the

FDA designated pafuramidine for the treatment of African sleeping sickness as a fast-track product. We cannot predict whether any of our other drug candidates or proposed indications will obtain a fast-track and/or accelerated approval designation, or, if obtained, the ultimate impact, if any, of the fast-track or the accelerated approval process on the timing or likelihood of FDA approval of any of our proposed products.

Satisfaction of FDA regulations and requirements, or similar regulations and requirements of state, local and foreign regulatory agencies typically takes several years and the actual time required may vary substantially based upon the type, complexity and novelty of the drug or disease. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for new indications for our drug candidates on a timely basis, if at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our drug candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Other Regulatory Requirements. Any drugs manufactured or distributed by us or our collaborators pursuant to FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMPs, which impose certain procedural and documentation requirements upon us and our third party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to legal or regulatory action, such as Warning Letters, suspension of manufacturing, seizure of drug, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, Warning Letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the drug's labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, impose stringent restrictions on manufacturers' communications regarding off-label use.

Exports From the United States. The FDA regulates the export of unapproved drug products for use outside of the United States under the FFDCA and its implementing regulations. The level of regulatory scrutiny the FDA applies to exports of unapproved drugs depends on a number of factors, including, among others, the country to which the investigational drug product is exported, whether that country has approved the drug for commercial sale within that jurisdiction, whether the exported drug is intended for use in a clinical trial or is intended to be sold commercially, and, if the drug is to be used in clinical testing, whether the manufacturer has obtained an IND from the FDA to conduct the clinical trial. Depending on the applicability of these factors, a manufacturer may be required to request and obtain authorization from the FDA prior to exporting an unapproved drug. We have requested and obtained several authorizations from the FDA to export quantities of pafuramidine for use in clinical trials abroad.

K. Competition

Competition in the pharmaceutical and biotechnology industries is intense. Factors such as scientific and technological developments, the procurement of patents, timely governmental approval for testing, manufacturing and marketing, availability of funds, the ability to commercialize drug candidates in an expedient fashion and the ability to obtain governmental approval for testing, manufacturing and marketing play a significant role in determining our ability to effectively compete. Furthermore, our industry is subject to rapidly evolving technology that could result in the obsolescence of any drug candidates prior to profitability.

Many of our potential competitors may have substantially greater financial, technical and human resources than we have and may be better equipped to develop, manufacture and market products. Many of our potential competitors have concentrated their efforts in the development of human therapeutics and developed or acquired internal biotechnology capabilities. In addition, many of these companies have extensive experience in preclinical testing and human clinical trials and in obtaining regulatory approvals. Our competitors may succeed in obtaining approval for products more rapidly than us and in developing and commercializing products that are safer and more effective than those that we propose to develop. Competitors, as well as academic institutions, governmental agencies and private research organizations, also compete with us in acquiring rights to products or technologies from universities, and recruiting and retaining highly qualified scientific personnel and consultants. The timing of market introduction of our potential products or of competitors' products will be an important competitive factor. Accordingly, the relative speed with which we can develop products, complete preclinical testing, human clinical trials and regulatory approval processes and supply commercial quantities to market will influence our ability to bring a product to market.

Our competition will be determined in part by the indications for which our products are developed and ultimately approved by regulatory authorities. We rely on our collaborations with our university partners and other joint venture partners to enhance our competitive edge by providing manufacturing, testing and commercialization support. We are developing products to treat infectious diseases and other diseases, some with no current or effective therapies. Currently, pafuramidine is in clinical trials to treat PCP and African sleeping sickness and to prevent and treat malaria. Other drugs moving forward in our pipeline address markets for new drugs for use in treating MRD Gram positive bacterial infections, fungal infections, HCV, TB, and other diseases. There are a number of companies of which we are aware which manufacture products that may compete with pafuramidine and/or other products we are currently developing. However, many of these companies' competing products have limitations in terms of effectiveness to treat their indicated diseases, toxicity, severity of side-effects, and/or difficulty of delivery (for example, pentamidine must be administered either by injection or by inhalation). We therefore believe that direct competition for our drug candidates for certain indications has not yet been developed and/or approved.

L. EMPLOYEES

As of June 4, 2007, we had 27 employees (which includes 2 employees who work for Immtech HK, our Hong Kong subsidiary), 10 of whom hold advanced degrees. Sixteen of our employees work in support of clinical trials, research and development, and regulatory compliance, and the other 11 work in general and administrative capacities which include business development, finance, investor relations and administration. In addition, there are over 50 scientists affiliated with our consortium university partners who are engaged in the research and discovery of novel pharmaceutical compounds to which we have exclusive license and commercialization rights. We expect to add new employees in our regulatory, clinical development and commercial development departments as our programs advance.

ITEM 1A. RISK FACTORS

There is no assurance that we will successfully develop a commercially viable product. Our most advanced and first drug candidate, pafuramidine, is in Phase III pivotal clinical trials for two indications.

We are in various stages of human clinical trials, and in some cases preclinical development activities required for drug approval and commercialization. Since our formation in October 1984, we have engaged in research and development programs, expanding our network of scientists and scientific advisors, licensing technology agreements and, since obtaining the rights thereto in 1997, advancing the commercialization of the aromatic cation technology platform that is the basis for our first drug candidate, pafuramidine. We have generated no revenue from product sales, do not have any products currently available for sale, and none are expected to be commercially available for sale until after March 31, 2008, if at all. There can be no assurance that the research we fund and manage will lead to commercially viable products. Our most advanced programs are in clinical testing using pafuramidine, our first drug candidate, for several indications including Phase III clinical studies of PCP and African sleeping sickness and malaria prophylaxis and malaria treatment and must undergo substantial additional regulatory review prior to commercialization.

We have a history of losses and an accumulated deficit and, as a result, our future profitability is uncertain.

We have experienced significant operating losses since our inception and we expect to incur additional operating losses as we continue research and development, clinical trial and commercialization efforts. As of March 31, 2007, we had an accumulated deficit of approximately $100.5 million. Losses from operations were approximately $15.7 million and $11.7 million for the fiscal years ended March 31, 2006 and March 31, 2007, respectively.

We need substantial additional funds, currently and in future years, to continue our research and development. If such financing is not available, we may be required to pursue other financing alternatives, reduce spending for our research programs or cease operations.

Our operations to date have consumed substantial amounts of cash. Negative cash flow from operations is expected to continue in the foreseeable future. Without substantial additional financing, we may be required to reduce some or all of our research programs or cease operations. Our cash requirements may vary materially from those now planned because of results of research and development, results of preclinical and clinical testing, responses to our grant requests, relationships with strategic partners, changes in the focus and direction of our research and development programs, delays in the enrollment and completion of our clinical trials, competitive and technological advances, FDA and foreign regulatory approval processes and other factors. In any of these circumstances, we may require substantially more funds than we currently have available or intend to raise to continue our business. We may seek to satisfy future funding requirements through public or private offerings of equity securities, by collaborative or other arrangements with pharmaceutical or biotechnology companies, issuance of debt or from other sources. Additional financing may not be available when needed or may not be available on acceptable terms. If adequate financing is not available, we may not be able to continue as a going concern or may be required to delay, scale back or eliminate certain research and development programs, relinquish rights to certain technologies or drug candidates, forego desired opportunities or license third parties to commercialize our products or technologies that we would otherwise seek to pursue internally. To the extent we raise additional capital by issuing equity securities, ownership dilution to existing stockholders may result.

We receive funding primarily from research and development programs, fees associated with licensing of our technology, grants and from sales of equity securities. To date we have directed most of such funds not used for general and administrative overhead toward our research and development and commercialization programs (including preparation of submissions to regulatory agencies). Until one or more of our drug candidates is approved for sale, our funding is limited to funds from research and development programs, fees associated with licensing of our technology, grants and proceeds from sales of equity or debt securities.

We do not have employment contracts with most of our employees.

All of our employees are "at will" and may leave at any time. None of our executive officers has as of this date, expressed any intention to retire or leave our employ. We do not have "key-man" life insurance policies on any of our executives.

Most of our business' financial aspects, including investor relations, intellectual property control and corporate governance, are under the supervision of Eric L. Sorkin, Cecilia Chan and Gary Parks. Together, Mr. Sorkin, Ms. Chan and Mr. Parks hold institutional knowledge and business acumen that they utilize to assist us to forge new relationships and foster new business opportunities without diminishing or undermining existing programs and obligations.

A substantial portion of our proprietary intellectual property is developed by scientists who are not employed by us.

Our business depends to a significant degree on the continuing contributions of our key management, scientific and technical personnel, as well as on the continued discoveries of scientists, researchers and specialists at UNC-CH, Georgia State University, Duke University, Auburn University, and Tulane University and other research groups that form part of our Scientific Consortium and assist in the development of our drug candidates. A substantial portion of our proprietary intellectual property is developed by scientists who are employed by our partner universities and other research groups. We do not have control over, knowledge of, or access to those employment arrangements. We have not been advised by any of our key employees, key members of the scientific research groups or other research groups that form part of our Scientific Consortium of their intention to leave their employ with these parties or the programs they conduct.

There can be no assurance that the loss of certain members of management or the scientists, researchers and technicians from the universities or other members of our Scientific Consortium would not materially adversely affect our business.

Additional research grants to fund our operations may not be available or, if available, not on terms acceptable to us.

We have funded our product development and operations as of March 31, 2007 through a combination of sales of equity instruments and revenue generated from research agreements and grants. As of March 31, 2007, our accumulated deficit was approximately $100.5 million, net of approximately $25.1 million, which was funded either directly or indirectly with grant funds and payments from research and testing agreements.

In November 2000, the Foundation awarded a $15.1 million grant to UNC-CH to develop new drugs to treat African sleeping sickness and leishmaniasis, a parasite that infects humans and can cause severe liver damage or disfiguring skin disease. On March 29, 2001, we entered into the Clinical Research Subcontract, whereby we were to receive up to $9.8 million, subject to certain terms and conditions, over the succeeding five year period, to conduct certain clinical and research studies related to the Foundation Grant. In April 2003, the Foundation increased the Foundation Grant by approximately $2.7 million for the expansion of Phase IIb/III clinical trials to treat African sleeping sickness and to improve manufacturing processes. As of March 31, 2006, we had received, pursuant to the Clinical Research Subcontract, inclusive of our portion of the Foundation Grant increase, a total amount of funding of approximately $11.7 million. On March 28, 2006, the Foundation increased the Foundation Grant by an approximate additional $22.6 million. $13.6 million of the additional Foundation Grant is budgeted to be paid to us over five years under the Amended and Restated Clinical Research Subcontract. On May 24, 2006, we received the first payment of approximately $5.6 million of the five year $13.6 million contract.

On November 26, 2003, we entered into the MMV Testing Agreement, pursuant to which we, with the support of MMV and UNC-CH, conducted a proof of concept study of pafuramidine in human clinical trials with the goal of obtaining marketing approval of a product for the treatment of malaria. Through March 31, 2006, the Company had received approximately $5.6 million under this agreement. Immtech and MMV agreed in December 2005 to terminate the current agreement.

We will continue to apply for new grants to support continuing research and development of our proprietary aromatic cation technology platform and other drug candidates. The process of obtaining grants is extremely competitive and there can be no assurance that any of our grant applications will be acted upon favorably. Some charitable organizations directly or indirectly provide funding to us may require licenses to our proprietary information or may impose price restrictions on the products we develop with their funds. We may not be able to negotiate terms that are acceptable to us with such organizations. In the event we are unable to raise sufficient funds to advance our product developments with such grant funds we may seek to raise additional capital with the issuance of equity or debt securities. There can be no assurance that we will be able to place or sell equity or debt securities on terms acceptable to us and, if we sell equity, existing stockholders may suffer dilution (see Risk Factors, this section, entitled "Shares eligible for future sale may adversely affect our ability to sell equity securities" and "Our outstanding options and warrants may adversely affect our ability to consummate future equity financings due to the dilution potential to future investors").

None of our drug candidates have been approved for sale by any regulatory agency. Such approval is required before we can sell drug products commercially.

Our first drug candidate, pafuramidine, requires additional clinical testing, regulatory approval and development of marketing and distribution channels, all of which are expected to require substantial additional investment prior to commercialization. There can be no assurance that any of our drug candidates will be successfully developed, demonstrated to be safe and effective in human clinical trials, meet applicable regulatory standards, be approved by regulatory authorities, be eligible for third-party reimbursement from governmental or private insurers, be successfully marketed or achieve market acceptance. If we are unable to commercialize our drug candidates in a timely manner we may be required to seek additional funding, reduce or cancel some or all of our development programs, sell or license some of our proprietary information or cease operations.

There are substantial uncertainties related to clinical trials that may result in the extension, modification or termination of one or more of our programs.

In order to obtain required regulatory approvals for the commercial sale of our drug candidates, we must demonstrate through human clinical trials that our drug candidates are safe and effective for their intended uses. Prior to conducting human clinical trials we must obtain governmental approvals from the host nation, approval from the United States to export our drug candidate to the test site (if the test site is not in the United States) and qualify a sufficient number of volunteer patients that meet our trial criteria. If we do not obtain required governmental consents or if we do not enroll a sufficient number of patients in a timely manner or at all, our trial expenses could increase, results may be delayed or the trial may be cancelled.

We may find, at any stage of our research and development and commercialization, that drug candidates that appeared promising in earlier clinical trials do not demonstrate safety or effectiveness in later clinical trials and therefore do not receive regulatory approvals. Despite the positive results of our preclinical testing and human clinical trials those results may not be predictive of the results of later clinical trials and large-scale testing. Companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in various stages of clinical trials, even after promising results had been obtained in early-stage or late-stage human clinical trials or even after initial regulatory approval and commercialization of the approved product.

Completion of human clinical trials may be delayed by many factors, including slower than anticipated patient enrollment, participant retention and follow up, difficulty in securing sufficient supplies of clinical trial materials or other adverse events occurring during clinical trials. For instance, once we obtain permission to run a human trial, there are strict criteria regulating who we can enroll in the trial. In the case of African sleeping sickness, we are subject to civil unrest in sub-Sahara Africa where local rebels could close clinics and dramatically reduce enrollment or follow up rates, and make it difficult to conduct trials. Political instability and the minimal infrastructure in the African countries where we conduct our African sleeping sickness trials may cause delays in enrollment and difficulty in the completion of trials.

Completion of preclinical and clinical studies, and development of the chemistry, manufacturing and quality controls of the drug candidate may take several years, and the length of time varies substantially with the type, complexity, novelty and intended use of the product. Delays or rejections may be based upon many factors, including changes in regulatory policy during the period of product development. No assurance can be given that any of our development programs will be successfully completed, that any IND application filed with the FDA (or any foreign equivalent filed with the appropriate foreign authorities) will become effective, that additional clinical trials will be allowed by the FDA or other regulatory authorities, or that clinical trials will commence as planned. There have been delays in our testing and development schedules due to the aforementioned conditions and funding and patient enrollment difficulties and there can be no assurance that our future testing and development schedules will be met.

We do not currently have pharmaceutical manufacturing and distribution capability, which could impair our ability to develop commercially viable products at reasonable costs.

Our ability to commercialize drug candidates will depend in part upon our ability to have manufactured or developed the capability to manufacture our drug candidates and to distribute those goods, either directly or through third parties, at a competitive cost and in accordance with FDA and other regulatory requirements. We currently lack facilities and personnel to manufacture or distribute our drug candidates. There can be no assurance that we will be able to acquire such resources, either directly or through third parties, at reasonable costs, if we develop commercially viable products.

We are dependent on third party relationships for critical aspects of our business. Problems that develop in these relationships may increase costs and/or diminish our ability to develop our drug candidates.

We use the expertise and resources of strategic partners and third parties in a number of key areas, including (i) discovery research, (ii) preclinical and human clinical trials, (iii) product development, and (iv) manufacture of pharmaceutical drugs. We have a worldwide license and exclusive commercialization rights to a proprietary aromatic cation technology platform and are developing drugs intended for commercial use based on that platform. This strategy creates risks by placing critical aspects of our business in the hands of third parties, whom we may not be able to control. If these third parties do not perform in a timely and satisfactory manner, we may incur costs and delays as we seek alternate sources of such products and services, if available. Such costs and delays may have a material adverse effect on our business if the delays jeopardize our licensing arrangements by causing us to become non-compliant with certain license agreements.

We may seek additional third party relationships in certain areas, particularly in clinical testing, manufacturing, marketing, distribution and other areas where pharmaceutical and biotechnology company collaborators will enable us to develop particular products or geographic markets that are otherwise beyond our current resources and/or capabilities. There is no assurance that we will be able to obtain any such collaboration or any other research and development, clinical trial, manufacturing, marketing or distribution relationships. Our inability to obtain and maintain satisfactory relationships with third parties may have a material adverse effect on our business by slowing our ability to develop new products, requiring us to expand our internal capabilities, increasing our overhead and expenses, hampering future growth opportunities or causing us to delay or terminate affected programs.

We are uncertain about our ability to protect or obtain necessary patents and protect our proprietary information. Our ability to develop and commercialize drug candidates would be compromised without adequate intellectual property protection.

We have spent and continue to spend considerable funds to develop our drug candidates and we are relying on the potential to exploit commercially without competition the results of our product development. Much of our intellectual property is licensed to us under various agreements, including the Consortium Agreement, Amended and Restated License Agreement, and the Tulane License Agreement. It is the primary responsibility of the discoverer to develop his, her or its invention confidentially, insure that the invention is unique, and to obtain patent protection. In most cases, our role is to reimburse patent related costs after we decide to develop any such invention. We therefore rely on the inventors to insure that technology licensed to us is adequately protected. Without adequate protection for our intellectual property we believe our ability to realize profits on our future commercialized product would be diminished. Without protection, competitors might be able to copy our work and compete with our products without having invested in the development.

There can be no assurance that any particular patent will be granted or that issued patents (issued to us directly or through licenses) will provide us with the intellectual property protection contemplated by such patents. Patents and licenses of patents can be challenged, invalidated or circumvented. Patent litigation is expensive and time-consuming and the outcome cannot be predicted. It is also possible that competitors will develop similar products simultaneously. Our breach of any license agreement or the failure to obtain a license to any technology or process which may be required to develop or commercialize one or more of our drug candidates may have a material adverse effect on our business, including the need for additional capital to develop alternate technology, the potential that competitors may gain unfair advantage and lessen our expectation of potential future revenues.

The pharmaceutical and biotechnology fields are characterized by a large number of patent filings, and a substantial number of patents have already been issued to other pharmaceutical and biotechnology companies. Third parties may have filed applications for, or may have been issued, certain patents and may obtain additional patents and proprietary rights related to products or processes competitive with or similar to those that we are attempting to develop and commercialize. We may not be aware of all of the patents potentially adverse to our interests that may have been issued to others. No assurance can be given that patents do not exist, have not been filed or could not be filed or issued, which contain claims relating to or competitive with our technology, drug candidates, product uses or processes. If patents have been or are issued to others containing preclusive or conflicting claims, then we may be required to obtain licenses to one or more of such patents or to develop or obtain alternative technology. There can be no assurance that the licenses or alternative technology that might be required for such alternative processes or products would be available on commercially acceptable terms, or at all.

Because of the substantial length of time and expense associated with bringing new drug products to market through the development and regulatory approval process, the pharmaceutical and biotechnology industries place considerable importance on patent and trade secret protection for new technologies, products and processes. Since patent applications filed in the United States are confidential for eighteen months after filing and some are confidential until their date of issue as a patent and since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we cannot be certain that we (or our licensors) were the first to make the inventions covered by pending patent applications or that we (or our licensors) were the first to file patent applications for such inventions. The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions and, therefore, the breadth of claims allowed in pharmaceutical and biotechnology patents, or their enforceability, cannot be predicted. There can be no assurance that any patents under pending patent applications or any further patent applications will be issued. Furthermore, there can be no assurance that the scope of any patent protection will exclude competitors or provide us competitive advantages, that any of our (or our licensors') patents that have been issued or may be issued will be held valid if subsequently challenged, or that others, including competitors or current or former employers of our employees, advisors and consultants, will not claim rights in, or ownership to, our (or our licensors') patents and other proprietary rights. There can be no assurance that others will not independently develop substantially equivalent proprietary information or otherwise obtain access to our proprietary information, or that others may not be issued patents that may require us to obtain a license for, and pay significant fees or royalties for, such proprietary information.

We rely on technology developed by others and shared with collaborators to develop our drug candidates, which puts our proprietary information at risk of unauthorized disclosure.

We rely on trade secrets, know-how and technological advancement to maintain our competitive position. Although we use license agreements, confidentiality agreements and employee proprietary information and invention assignment agreements to protect our trade secrets and other unpatented know-how, these agreements may be breached by the other party thereto or may otherwise be of limited effectiveness or enforceability.

We are licensed to commercialize technology from a proprietary aromatic cation technology platform developed by our research partners, comprised primarily of scientists employed by universities in our Scientific Consortium. The academic world is improved by the sharing of information. As a business, however, the sharing of information whether through publication of research, academic lectures or general intellectual discourse among contemporaries is not conducive to protection of proprietary information. Our proprietary information may fall into the possession of unintended parties without our knowledge through customary academic information sharing.

At times we may enter into confidentiality agreements with other companies, allowing them to test our technology for potential future licensing, in return for milestone and royalty payments should any discoveries result from the use of our proprietary information. We cannot be assured that such parties will honor these confidentiality agreements subjecting our intellectual property to unintended disclosure.

The pharmaceutical and biotechnology industries have experienced extensive litigation regarding patent and other intellectual property rights. We could incur substantial costs in defending suits that may be brought against us (or our licensors) claiming infringement of the rights of others or in asserting our (or our licensors') patent rights in a suit against another party. We may also be required to participate in interference proceedings declared by the United States Patent and Trademark Office or similar foreign agency for the purpose of determining the priority of inventions in connection with our (or our licensors') patent applications.

Adverse determinations in litigation or interference proceedings could require us to seek licenses (which may not be available on commercially reasonable terms) or subject us to significant liabilities to third parties, and could therefore have a material adverse effect on our business by increasing our expenses and having an adverse effect on our business. Even if we prevail in an interference proceeding or a lawsuit, substantial resources, including the time and attention of our officers, would be required.

Confidentiality agreements may not adequately protect our intellectual property, which could result in unauthorized disclosure or use of our proprietary information.

We require our employees, consultants and third parties with whom we share proprietary information to execute confidentiality agreements upon the commencement of their relationship with us. The agreements generally provide that trade secrets and all inventions conceived by the individual and all confidential information developed or made known to the individual during the term of the relationship will be our exclusive property and will be kept confidential and not disclosed to third parties except in specified circumstances. There can be no assurance, however, that these agreements will provide meaningful protection for our proprietary information in the event of unauthorized use or disclosure of such information. If our unpatented proprietary information is publicly disclosed before we have been granted patent protection, our competitors could be unjustly enriched and we could lose the ability to profitably develop products from such information.

Our industry has significant competition; our drug candidates may become obsolete prior to commercialization due to alternative technologies, thereby rendering our development efforts obsolete or non-competitive.

The pharmaceutical and biotechnology fields are characterized by extensive research efforts and rapid technological progress. Competition from other pharmaceutical and biotechnology companies and research and academic institutions is intense and other companies are engaged in research and product development to treat the same diseases that we target. New developments in pharmaceutical and biotechnology fields are expected to continue at a rapid pace in both industry and academia. There can be no assurance that research and discoveries by others will not render some or all of our programs or products non-competitive or obsolete.

We are aware of other companies and institutions dedicated to the development of therapeutics similar to those we are developing. Many of our existing or potential competitors have substantially greater financial and technical resources than we do and therefore may be in a better position to develop, manufacture and market pharmaceutical products. Many of these competitors are also more experienced performing preclinical testing and human clinical trials and obtaining regulatory approvals. The current or future existence of competitive products may also adversely affect the marketability of our drug candidates.

In the event some or all of our programs are rendered non-competitive or obsolete, we do not currently have alternative strategies to develop new product lines or the financial resources to pursue such a course of action.

There is no assurance that we will receive FDA or corollary foreign approval for any of our drug candidates for any indication. We are subject to government regulation for the commercialization of our drug candidates.

We have not made application to the FDA or any other regulatory agency to sell commercially or label any of our drug candidates. We or our collaborators have received licenses from the FDA to export pafuramidine for testing purposes and have previously been approved to conduct human clinical trials for various indications in each of the United States, Germany, France, the Democratic Republic of Congo, Angola, Sudan, Thailand, Argentina, Chile, Colombia, Mexico, Peru, South Africa, and the United Kingdom.

All new pharmaceutical drugs, including our drug candidates, are subject to extensive and rigorous regulation by the federal government, principally the FDA under the FFDCA and other laws and by applicable state, local and foreign governments. Such regulations govern, among other things, the development, testing, manufacturing, labeling, storage, pre-market clearance or approval, advertising, promotion, sale and distribution of pharmaceutical drugs. If drug products are marketed abroad, they are subject to extensive regulation by foreign governments. Failure to comply with applicable regulatory requirements may subject us to administrative or judicially imposed sanctions such as civil penalties, criminal prosecution, injunctions, product seizure or detention, product recalls, total or partial suspension of production and FDA refusal to approve pending applications.

Each of our drug candidates must be approved for each indication for which we believe it to be viable. We have not yet determined from which regulatory agencies we will seek approval for our drug candidates or indications for which approval will be sought. Once determined, the approval process is subject to those agencies' policies and acceptance of those agencies' approvals, if obtained, in the countries where we intend to market our drug candidates.

We have not received regulatory approval in the United States or any foreign jurisdiction for the commercial sale of any of our drug candidates.

On November 21, 2006, the FDA granted orphan drug designation for pafuramidine to treat PCP. This provides Immtech with financial and regulatory benefits during the development course of pafuramidine, including opportunity to apply for government grants for conducting clinical trials, waiver of the Prescription Drug User's Fee for submission of the NDA for pafuramidine for PCP, tax credits, and a seven-year market exclusivity upon final FDA approval.

On April 23, 2004, the FDA granted fast-track designation for pafuramidine for treatment of African sleeping sickness. Fast-track designation means, among other things, that the FDA may accept initial late-stage data from us, rather than waiting for the entire Phase III pivotal clinical trial data to be submitted together, for consideration of approval to market the drug. There is, however, no guarantee that fast-track designation will result in faster product development or licensing approval or that our drug candidates will be approved at all.

The process of obtaining FDA or other regulatory approvals, including foreign approvals, often takes many years and varies substantially based upon the type, complexity and novelty of the products involved and the indications being studied. Furthermore, the approval process is extremely expensive and uncertain. There can be no assurance that our drug candidates will be approved for commercial sale in the United States by the FDA or regulatory agencies in foreign countries. The regulatory review process can take many years and we will need to raise additional funds to complete the regulatory review process for our current drug candidates. The failure to receive FDA or other governmental approval would have a material adverse effect on our business by precluding us from marketing and selling such products and negatively impacting our ability to generate future revenues. Even if regulatory approval of a product is granted, there can be no assurance that we will be able to obtain the labeling claims (a labeling claim is a product's description and its FDA permitted uses) necessary or desirable for the promotion of such product. FDA regulations prohibit the marketing or promotion of a drug for unapproved indications. Furthermore, regulatory marketing approval may entail ongoing requirements for post-marketing studies if regulatory approval is obtained. We will also be subject to ongoing FDA obligations and continued regulatory review. In particular, we, or our third party manufacturers, will be required to adhere to good manufacturing practices, which require us (or our third party manufacturers) to manufacture products and maintain records in a prescribed manner with respect to manufacturing, testing and quality control. Further, we (or our third party manufacturers) must pass a manufacturing facilities pre-approval inspection by the FDA or corollary agency before obtaining marketing approval. Failure to comply with applicable regulatory requirements may result in penalties, such as restrictions on a product's marketing or withdrawal of the product from the market. In addition, identification of certain side-effects after a drug is on the market or the occurrence of manufacturing problems could cause subsequent withdrawal of approval, reformulation of the drug, additional preclinical testing or clinical trials and changes in labeling of the product.

Prior to the submission of an application for FDA or other regulatory approvals, our pharmaceutical drugs undergo rigorous preclinical and clinical testing, which may take several years and the expenditure of substantial financial and other resources. Before commencing clinical trials in humans in the United States, we must submit to the FDA and receive clearance of an IND. There can be no assurance that submission of an IND for future clinical testing of any of our drug candidates under development or other future drug candidates will result in FDA permission to commence clinical trials or that we will be able to obtain the necessary approvals for future clinical testing in any foreign jurisdiction. Further, there can be no assurance that if such testing of drug candidates under development is completed, any such drug compounds will be accepted for formal review by the FDA or any foreign regulatory agency or approved by the FDA for marketing in the United States or by any such foreign regulatory agencies for marketing in foreign jurisdictions.

Our most advanced programs are developing products intended for sale in countries that may not have established pharmaceutical regulatory agencies.

Some of the intended markets for our treatment of African sleeping sickness and malaria are in countries without developed pharmaceutical regulatory agencies. We plan in such cases to try first to obtain regulatory approval from a recognized pharmaceutical regulatory agency such as the FDA or one or more European agencies and then to apply to the targeted country for recognition of the foreign approval. Because the countries where we intend to market treatments for African sleeping sickness and malaria are not obligated to accept foreign regulatory approvals and because those countries do not have standards of their own for us to rely upon, we may be required to provide additional documentation or complete additional testing prior to distributing our products in those countries.

There is uncertainty regarding the availability of health care reimbursement to prospective purchasers of our anticipated products. Health care reform may negatively impact the ability of prospective purchasers of our anticipated products to pay for such products.

Our ability to commercialize any of our drug candidates will depend in part on the extent to which reimbursement for the costs of the resulting drug will be available from government health administration authorities, private health insurers, non-governmental organizations and others. Many of our drug candidates, including treatments for human African sleep sickness, malaria and TB, would be in the greatest demand in developing nations, many of which do not maintain comprehensive health care systems with the financial resources to pay for such drugs. We do not know to what extent governments, private charities, international organizations and others would contribute toward bringing newly developed drugs to developing nations. Even among drugs sold in developed countries, significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance of the availability of third party insurance reimbursement coverage enabling us to establish and maintain price levels sufficient for realization of a profit on our investment in developing pharmaceutical drugs. Government and other third-party payers are increasingly attempting to contain health care costs by limiting both coverage and the level of reimbursement for new drug products approved for marketing by the FDA and by refusing, in some cases, to provide any coverage for uses of approved products for disease indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and third-party payers for uses of our anticipated products, the market acceptance of these products would be adversely affected.

Healthcare reform proposals are regularly introduced in the United States Congress and in various state legislatures and there is no guarantee that such proposals will not be introduced in the future. We cannot predict when any proposed reforms will be implemented, if ever, or the effect of any implemented reforms on our business. Implemented reforms may have a material adverse effect on our business by reducing or eliminating the availability of third-party reimbursement for our anticipated products or by limiting price levels at which we are able to sell such products. If reimbursement is not available for our products, health care providers may prescribe alternative remedies if available. Patients, if they cannot afford our products, may do without. In addition, if we are able to commercialize products in overseas markets, then our ability to achieve success in such markets may depend, in part, on the health care financing and reimbursement policies of such countries. We cannot predict changes in health care systems in foreign countries, and therefore, do not know the effects on our business of possible changes.

Shares eligible for future sale may adversely affect our ability to sell equity securities.

Sales of our Common Stock (including the issuance of shares upon conversion of our preferred stock (the "Preferred Stock")) in the public market could materially and adversely affect the market price of shares because prior sales have been executed at or below our current market price. We have outstanding five series of Preferred Stock that convert to our Common Stock at prices equivalent to $4.42, $4.00, $4.42, $9.00 and $7.04, respectively, for our series A convertible preferred stock ("Series A Preferred Stock"), series B convertible preferred stock ("Series B Preferred Stock"), series C convertible preferred stock ("Series C Preferred Stock"), series D convertible preferred stock ("Series D Preferred Stock") and series E convertible preferred stock ("Series E Preferred Stock") (subject to adjustment for stock splits, stock dividends and similar dilutive events). Our obligation to convert our Preferred Stock upon demand by the holders may depress the price of our Common Stock and also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

As of June 4, 2007 we had 15,374,334 shares of Common Stock outstanding, plus (1) 55,500 shares of Series A Preferred Stock, convertible into approximately 313,914 shares of Common Stock at the conversion rate of 1:5.6561, (2) 13,464 shares of Series B Preferred Stock convertible into approximately 84,150 shares of Common Stock at the conversion rate of 1:6.25, (3) 45,536 shares of Series C Preferred Stock convertible into approximately 257,556 shares of Common Stock at the conversion rate of 1:5.6561, (4) 117,200 shares of Series D Preferred

Stock convertible into approximately 325,558 shares of Common Stock at the conversion rate of 1:2.7778, (5) 110,200 shares of Series E Preferred Stock convertible into approximately 391,336 shares of Common Stock at the conversion rate of 1:3.5511, (6) 1,719,609 options to purchase shares of Common Stock with a weighted-average exercise price of $8.82 per share, and (7) 2,303,610 warrants to purchase shares of Common Stock with a weighted-average exercise price of $8.02. Of the shares outstanding, 14,515,960 shares of Common Stock are freely tradable without restriction. All of the remaining 858,374 shares are restricted from resale, except pursuant to certain exceptions under the Securities Act of 1933, as amended (the "Securities Act").

Our outstanding options and warrants may adversely affect our ability to consummate future equity financings due to the dilution potential to future investors.

We have outstanding options and warrants for the purchase of shares of our Common Stock with exercise prices currently below market which may adversely affect our ability to consummate future equity financings. The holders of such warrants and options may exercise them at a time when we would otherwise be able to obtain additional equity capital on more favorable terms. To the extent any such options and warrants are exercised, the value of our outstanding shares of our Common Stock may be diluted.

As of June 4, 2007, we have outstanding vested options to purchase 1,297,013 shares of Common Stock at a weighted-average exercise price of $9.53 and vested warrants to purchase 2,293,610 shares of Common Stock with a weighted-average price of $8.05

Due to the number of shares of Common Stock we are obligated to sell pursuant to outstanding options and warrants described above, potential investors may not purchase our future equity offerings at market price because of the potential dilution such investors may suffer as a result of the exercise of the outstanding options and warrants.

The market price of our Common Stock has experienced significant volatility.

The securities markets from time to time experience significant price and volume fluctuations unrelated to the operating performance of particular companies. In addition, the market prices of the Common Stock of many publicly traded pharmaceutical companies have been and can be expected to be especially volatile. Our Common Stock price in the 52-week period ended (i) March 31, 2007 had a high of $9.60 and a low of $4.50 and (ii) June 4, 2007 had a high of $9.60 and a low of $4.50. Announcements of technological innovations or new products by us or our competitors, developments or disputes concerning patents or proprietary rights, publicity regarding actual or potential clinical trial results relating to products under development by us or our competitors, regulatory developments in both the United States and foreign countries, delays in our testing and development schedules, public concern as to the safety of pharmaceutical drugs and economic and other external factors, as well as period-to-period fluctuations in our financial results, may have a significant impact on the market price of our Common Stock. The realization of any of the risks described in these "Risk Factors" may have a significant adverse impact on such market prices.

We may pay vendors in stock as consideration for their services. This may result in stockholder dilution, additional costs and difficulty retaining certain vendors.

In order for us to preserve our cash resources, we have previously paid and may in the future pay vendors in shares, warrants or options to purchase shares of our Common Stock rather than cash. Payments for services in stock may materially and adversely affect our stockholders by diluting the value of outstanding shares of our Common Stock. In addition, in situations where we have agreed to register the shares issued to a vendor, this will generally cause us to incur additional expenses associated with such registration. Paying vendors in shares, warrants or options to purchase shares of Common Stock may also limit our ability to contract with the vendor of our choice should that vendor decline payment in stock.

We do not intend to pay dividends on our Common Stock. Until such time as we pay cash dividends, our stockholders must rely on increases in our stock price for appreciation.

We have never declared or paid dividends on our Common Stock. We intend to retain future earnings to develop and commercialize our products and therefore we do not intend to pay cash dividends in the foreseeable future. Until such time as we determine to pay cash dividends on our Common Stock, our stockholders must rely on increases in our Common Stock's market price for appreciation.

If we do not effectively manage our growth, our resources, systems and controls may be strained and our operating results may suffer.

We have recently added to our workforce and we plan to continue to increase the size of our workforce and scope of our operations as we continue our drug development programs and clinical trials and move towards commercialization of our products. This growth of our operations will place a significant strain on our management personnel, systems and resources. We may need to implement new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. These endeavors will require substantial management effort and skill, and we may require additional personnel and internal processes to manage these efforts. If we are unable to effectively manage our expanding operations, our revenue and operating results could be materially and adversely affected.

Our continuing obligations as a public company under the laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act") and related regulations, are likely to increase our expenses and administrative burden. Changes in the laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act and related regulations implemented by the SEC and self-regulatory organizations (e.g. the AMEX), are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We have and expect to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from the business of the Company to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the conduct expected by regulatory or governing bodies, those authorities may initiate legal proceedings against us and our business may be harmed.

There are limitations on the liability of our directors, and we may have to indemnify our officers and directors in certain instances.

Our certificate of incorporation limits, to the maximum extent permitted under Delaware law, the personal liability of our directors for monetary damages for breach of their fiduciary duties as directors. Our bylaws provide that we will indemnify our officers, directors, employees and other agents to the fullest extent permitted by law. These provisions may be in some respects broader than the specific indemnification provisions under Delaware law. The indemnification provisions may require us, among other things, to (i) indemnify such persons against certain liabilities that may arise by reason of their status with or service to the Company (other than liabilities arising from willful misconduct of a culpable nature), (ii) advance expenses incurred as a result of any proceeding against such persons as to which they could be indemnified and (iii) obtain directors' and officers' insurance. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify a director, officer, employee or agent made or threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or was serving at the request of the corporation, against expenses actually and reasonably incurred in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Delaware law does not permit a corporation to eliminate a director's duty of care and the provisions of our certificate of incorporation have no effect on the availability of equitable remedies, such as injunction or rescission, for a director's breach of the duty of care.

We believe that our limitation of officer and director liability assists us to attract and retain qualified officers and directors. However, in the event an officer, a director or our board of directors commits an act that may legally be indemnified under Delaware law, we will be responsible to pay for such officer(s) or director(s) legal defense and potentially any damages resulting therefrom. Furthermore, the limitation on director liability may reduce the likelihood of derivative litigation against directors, and may discourage or deter stockholders from instituting litigation against directors for breach of their fiduciary duties, even though such an action, if successful, might benefit us and our stockholders. Given the difficult environment and potential for incurring liabilities currently facing directors of publicly-held corporations, we believe that director indemnification is in our and our stockholders' best interests because it enhances our ability to attract and retain highly qualified directors and reduce a possible deterrent to entrepreneurial decision-making.

Nevertheless, limitations of director liability may be viewed as limiting the rights of stockholders, and the broad scope of the indemnification provisions contained in our certificate of incorporation and bylaws could result in increased expenses. Our board of directors believes, however, that these provisions will provide a better balancing of the legal obligations of, and protections for, directors and will contribute positively to the quality and stability of our corporate governance. Our board of directors has concluded that the benefit to stockholders of improved corporate governance outweighs any possible adverse effects on stockholders of reducing the exposure of directors to liability and broadened indemnification rights.

We are exposed to potential risks from recent legislation requiring companies to evaluate controls under Section 404 of the Sarbanes-Oxley Act.

The Sarbanes-Oxley Act requires that we maintain effective internal controls over financial reporting and disclosure controls and procedures. Among other things, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 requires substantial accounting expense and significant management efforts. Our testing, or the subsequent review by our independent registered public accounting firm, may reveal deficiencies in our internal controls that would require us to remediate in a timely manner so as to be able to comply with the requirements of Section 404 each year. If we are not able to comply with the requirements of Section 404 in a timely manner each year, we could be subject to sanctions or investigations by the SEC, the AMEX or other regulatory authorities that would require additional financial and management resources and could adversely affect the market price of our Common Stock.

Product liability exposure may expose us to significant liability.

We do not have pharmaceutical products for sale and we therefore do not carry product liability insurance. However, if we do commercialize drug products we will face risk of exposure to product liability and other claims and lawsuits in the event that the development or use of our technology or prospective products is alleged to have resulted in adverse effects. We may not be able to avoid significant liability exposure. We may not have sufficient insurance coverage and we may not be able to obtain sufficient coverage at a reasonable cost. An inability to obtain product liability insurance at acceptable cost or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of our products. A product liability claim could hurt our financial performance. Even if we avoid liability exposure, significant costs could be incurred, potentially damaging our financial performance. We do carry commercial general liability insurance and clinical trial insurance which covers our human clinical trial activities.

ITEM 2. PROPERTIES

Our executive offices are in New York, located at One North End Avenue, New York, New York 10282. We pay rent of approximately $10,100 per month, on a month-to-month basis, for approximately 2,500 square feet of space for our New York office. Our research and development offices are located at 150 Fairway Drive, Suite 150, Vernon Hills, Illinois 60061. We occupy approximately 9,750 square feet of space under a lease that expires on March 14, 2010. Our rent for the Vernon Hills facility is approximately $8,200 per month through March 2008. We are also charged by the landlord of our Vernon Hills, Illinois offices a portion of the real estate taxes and common area operating expenses. We believe our current facilities are adequate for our needs for the foreseeable future and, in the opinion of our management, the facilities are adequately insured.

Our indirectly wholly-owned subsidiary, Immtech Life Science, owns two floors of a newly-constructed building located in the Futian Free Trade Zone, Shenzhen, in the PRC. The property comprises the first two floors of an industrial building named the Immtech Life Science Building. The duration of the land use right associated with the building on which the property is located is 50 years which expires May 24, 2051.

ITEM 3. LEGAL PROCEEDINGS

We are parties to the following legal proceedings:

Immtech International, Inc., et al. v. Neurochem, Inc., et al.

On August 12, 2003, the Company filed a lawsuit against Neurochem, Inc. ("Neurochem") alleging that Neurochem misappropriated the Company's trade secrets by filing a series of patent applications relating to compounds synthesized and developed by the Consortium, with whom Immtech has an exclusive licensing agreement. The misappropriated intellectual property was provided to Neurochem pursuant to a testing agreement under which Neurochem agreed to test the compounds to determine if they could be successfully used to treat Alzheimer's disease (the "Neurochem Testing Agreement"). Pursuant to the terms of the Neurochem Testing Agreement, Neurochem agreed to keep all information confidential, not to disclose or exploit the information without Immtech's prior written consent, to immediately advise Immtech if any invention was discovered and to cooperate with Immtech and its counsel in filing any patent applications.

In its complaint, the Company also alleged, among other things, that Neurochem fraudulently induced the Company into signing the Neurochem Testing Agreement, and breached numerous provisions of the Neurochem Testing Agreement, thereby blocking the development of the Consortium's compounds for the treatment of Alzheimer's disease. By engaging in these acts, the Company alleged that Neurochem has prevented the public from obtaining the potential benefit of new drugs for the treatment of Alzheimer's disease, which would compete with Neurochem's Alzhemed drug.

Since the filing of the complaint, Neurochem had aggressively sought to have an International Chamber of Commerce ("ICC") arbitration panel hear this dispute, as opposed to the federal district court in which the action was originally filed. The Company agreed to have a three member ICC arbitration panel (the "Arbitration Panel") hear and rule on the dispute on the expectation that the Arbitration Panel would reach a more timely and economical resolution.

The ICC hearing was held September 7 to September 20, 2005. Final papers were filed by both parties on November 2, 2005. The ICC tribunal closed the hearing on April 17, 2006.

On June 9, 2006, the International Court of Arbitration of the ICC notified the parties that (i) the Arbitral Tribunal found that Neurochem breached the Neurochem Testing Agreement and awarded Immtech approximately $1.9 million in damages and attorneys' fees and costs, which was received, and (ii) denied all of Neurochem's claims against Immtech.

Gerhard Von der Ruhr et al. v. Immtech International, Inc. et. al.

In October 2003, Gerhard Von der Ruhr et al (the "Von der Ruhr Plaintiffs") filed a complaint in the United States District Court for the Northern District of Illinois against the Company and certain officers and directors alleging breaches of a stock lock-up agreement, option agreements and a technology license agreement by the Company, as well as interference with the Von der Ruhr Plaintiffs' contracts with the Company by its officers. The complaint sought unspecified monetary damages and punitive damages, in addition to equitable relief and costs. In 2005, one of the counts in the case was dismissed upon the Company's motion for summary judgment. A preliminary pre-trial conference was held on October 26, 2006 and the court granted the Company's motions in limine to exclude plaintiffs' claim for lost profits damages and to prohibit plaintiff Gerhard Von der Ruhr from offering expert testimony at trial. The court subsequently granted a motion to sever the trial on Count V, regarding a technology license agreement, from the trial on the remaining counts. A pretrial order was submitted to the court in April 2007, however, the date for trial of the four counts remaining in the Amended Complaint has not yet been set.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Votes of the Stockholders

We held our Annual Meeting on March 2, 2007 at the Westin O'Hare Hotel in Rosemont, Illinois. The following matters were presented to our stockholders: (1) Proposal No. 1 – election of six directors to serve until the next annual meeting of the stockholders, (2) Proposal No. 2 - approval of an amendment to the Registrant's Certificate of Incorporation that would remove the limitation on the number of directors and provide that the number of directors be fixed by resolution of the board of directors, (3) Proposal No. 3 – to approve the Immtech Pharmaceuticals, Inc. 2006 Stock Incentive Plan, and (4) Proposal No. 4 – ratification of the selection of Deloitte & Touche LLP as the Company's independent auditors for the fiscal year ending March 31, 2007. Proposal No. 3 was withdrawn. All other proposals were approved or ratified by the shareholders. The results of the votes are as follows:

Proposal 1 - Election of directors by the stockholders	Votes For	Authority Withheld
Eric L. Sorkin	10,011,408	1,173,562
Cecilia Chan	10,014,308	1,170,662
Harvey R. Colten, M.D.*	10,278,371	906,599
Judy Lau	9,993,459	1,191,511

Levi H. K. Lee, M.D.	10,291,108	893,862
Donald F. Sinex	10,289,108	895,862

(a) Dr. Colten passed away on May 24, 2007.

	Votes For	Votes Against	Abstain *
Proposal 2 – Amendment of Certificate of Incorporation	9,601,083	1,565,489	18,398
Proposal 4 – Ratification of Deloitte & Touche as independent auditors	10,861,966	302,721	20,283

* Per the proxy statement, abstentions are considered votes against the proposal.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

A. Market Information

Following are the reported high and low share trade prices as reported by IDD Information Services, NASDAQ Online and Lexis/Nexis for each of the quarters set forth below since the fiscal quarter ended March 31, 2004.

	High	Low
2004		
Quarter ended March 31, 2004	$19.50	$10.11
Quarter ended June 30, 2004	$22.80	$11.85
Quarter ended September 30, 2004	$12.75	$8.45
Quarter ended December 31, 2004	$14.73	$7.58
2005		
Quarter ended March 31, 2005	$15.70	$10.03
Quarter ended June 30, 2005	$13.89	$9.50
Quarter ended September 30, 2005	$12.63	$10.61
Quarter ended December 31, 2005	$11.94	$6.30
2006		
Quarter ended March 31, 2006	$9.62	$6.80
Quarter ended June 30, 2006	$8.25	$6.66
Quarter ended September 30, 2006	$6.98	$4.50
Quarter ended December 31, 2006	$9.60	$4.80
2007		
Quarter ended March 31, 2007	$8.90	$5.00

	High	Low

B. Stockholders

As of June 4, 2007, the Company had approximately 214 stockholders of record of our Common Stock and the number of beneficial owners of shares of Common Stock as of such date was approximately 3,079. As of June 4, 2007, the Company had approximately 15,374,334 shares of Common Stock issued and outstanding.

C. Dividends

We have never declared or paid dividends on our Common Stock and we do not intend to pay any Common Stock dividends in the foreseeable future. Our Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, and Series E Preferred Stock earn dividends of 6%, 8%, 8%, 6%, and 6% per annum, respectively, each payable semi-annually on each April 15 and October 15 while outstanding, and which, at our option, may be paid in cash or in shares of our Common Stock valued at the 10-day volume-weighted average of the closing sale price of our Common Stock as reported by the primary stock exchange on which such stock is listed or traded.

D. Recent Sales of Unregistered Securities

We issued unregistered securities in the following transactions, in each case pursuant to Section 4(2) of the Securities Act and Regulation 506 thereunder, during the fiscal quarter ended March 31, 2007:

- On January 8, 2007, an optionholder exercised its options to purchase 7,000 shares of Common Stock which were exercisable at $2.55 per share of Common Stock resulting in proceeds to the Company of $17,850.

- On January 11, 2007, a holder of Series A Preferred Stock converted 500 shares of Series A Preferred Stock and accrued dividends into 2, 851 shares of Common Stock.

E. Conversions of Preferred Stock to Common Stock

Series A Preferred Stock. On January 11, 2007, a holder of Series A Preferred Stock converted 500 shares of Series A Preferred Stock and accrued dividends into 2,851 shares of Common Stock.

F. Stock Performance Graph

The following graph shows a comparison of cumulative total stockholder returns for our Common Stock, the S&P 500 Index and the Peer Group. The graph assumes the investment of $100 on April 1, 2002, and the reinvestment of all dividends. The performance shown is not necessarily indicative of future performance.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
March 2007
450.00
400.00
350.00
300.00
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006
2007
Immtech Pharmaceuticals, Inc.
S&P 500 Index
Peer Group

The information contained in the graph above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, or subject to Regulation 14A or 14C promulgated under the Exchange Act, other than as provided in Item 402 of the SEC's Regulation S-K, or to the liabilities of Section 18 of the Exchange Act, except to the extent that Immtech specifically requests that the information be treated as soliciting material or specifically incorporates it by reference in such filing.

TOTAL STOCKHOLDER RETURNS

Total Return To Stockholder's
(Dividends reinvested monthly)

		ANNUAL RETURN PERCENTAGE YEARS ENDED				
Company Name / Index		**Mar 03**	**Mar 04**	**Mar 05**	**Mar 06**	**Mar 07**
Immtech Pharmaceuticals, Inc.		-6.25	311.58	-32.93	-37.59	-25.80
S&P 500 Index		-24.77	35.13	6.67	11.71	11.83
Peer Group		-68.34	158.50	0.30	28.17	-14.58

Peer Group Companies
Cubist Pharmaceuticals, Inc. (NASDAQ: CBST)
EntreMed, Inc. (NASDAQ: ENMD)
Encysive Pharmaceuticals, Inc. (NASDAQ: ENCY)

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data that was derived from our consolidated financial statements (dollars in thousands except share and per share data):

	Fiscal Year Ended March 31,				
	2007	2006	2005	2004	2003
Statement of Operations:					
REVENUES	$4,318	$3,575	$5,931	$2,416	$1,609
EXPENSES:					
Research and development	8,760	9,680	7,309	3,293	2,570
General and administrative	9095[6]	9,631[5]	12,190[4]	11,989[3]	3,732[1]
Other	(1,875)[7]				
Total expenses	15,980	19,311	19,499	15,282	6,302
LOSS FROM OPERATIONS	(11,662)	(15,736)	(13,569)	(12,866)	(4,693)
OTHER INCOME (EXPENSE):					
Interest income	530	210	135	20	14
Interest expense					
Other income (expense) – net	530	211	135	20	14
NET LOSS	(11,132)	(15,526)	(13,433)	(12,846)	(4,679)
PREFERRED STOCK DIVIDENDS[2]	(551)	(764)	(580)	(3,526)	(452)[2]
NET (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS	(11,683)	(16,290)	(14,013)	(16,372)	(5,131)
BASIC AND DILUTED NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:					
Net loss	(0.78)	(1.31)	(1.27)	(1.43)	(0.71)
Preferred Stock dividends	(0.04)	(0.06)	(0.05)	(0.39)	(0.07)
BASIC AND DILUTED NET (LOSS) INCOME PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS	(0.82)	(1.37)	$(1.32)	$(1.82)	$(0.78)
WEIGHTED AVERAGE SHARES USED IN COMPUTING BASIC AND DILUTED LOSS PER SHARE	14,207,048	11,852,630	10,606,917	8,977,817	6,565,495

	Fiscal Year Ended March 31,				
	2007	2006	2005	2004	2003
Balance Sheet Data:					
Cash and cash equivalents	12,462	14,138	9,472	6,745	112
Restricted funds on deposit	3,119	530	2,044	2,155	2,740
Working capital (deficiency)	10,991	11,910	8,069	6,136	(115)
Total assets	19,144	18,554	15,276	12,586	6,610
Preferred Stock	8,796	10,015	7,752	9,522	5,138
Deficit accumulated during development stage	(100,525)	(88,842)	(72,552)	(58,539)	(42,167)
Stockholders' equity	14,456	15,603	11,741	9,748	3,192

(1) Includes non-cash charges of (i) $758 of costs related to the issuance of 150,000 shares of Common Stock to Cheung Ming Tak to act as the Company's non-exclusive agent to develop and qualify potential strategic partners for the purpose of testing and/or the commercialization of Company products in the PRC, (ii) $188 of costs related to the issuance of 40,000 shares of Common Stock to The Gabriele Group, L.L.C., for assistance with respect to management consulting, strategic planning, public relations and promotions and (iii) $89 of costs related to the issuance of 8,333 shares of Common Stock and the vesting of 29,165 warrants to Fulcrum Holdings of Australia, Inc. ("Fulcrum").

(2) See Note 8 to the notes to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion on the Preferred Stock dividends.

(3) Includes non-cash charges of (i) $2,744 of costs related to the issuance of warrants to purchase 600,000 shares of Common Stock issued to China Harvest International Ltd as payment for "services to assist in obtaining regulatory approval to conduct clinical trials in the PRC, (ii) $63 for the issuance of 10,000 shares of Common Stock issued to Mr. David Tat Koon Shu for consulting services in the PRC, (iii) $1,400 for the issuance of 100,000 shares of Common Stock issued to Fulcrum for assisting with listing the Company's securities on a recognized stock exchange and for consulting services, (iv) $2,780 for the vested portion of 91,667 shares of Common Stock and the vested portion of warrants to purchase 320,835 shares of Common Stock issued to Fulcrum during the fiscal year based on agreements signed March 21, 2003 and (v) $247 for the attainment of certain milestones with respect to the vesting of warrants to purchase 20,000 shares of Common Stock issued to Pilot Capital Groups, LLC (f/k/a The Gabriela Group, LLC) based upon agreements signed July 31, 2002.

(4) Includes non-cash charges of (i) $4,531 of costs related to the four year extension of warrants received from RADE Management Corporation ("RADE"), (ii) $233 for the issuance of 20,000 options to Mr. Tony Mok for consulting services in the PRC, (iii) $301 for the extension of the unexercised Fulcrum warrants to December 23, 2005 and (iv) $10 for the extension of warrants initially issued to underwriters to purchase 21,400 shares of Common Stock from April 24, 2004 to May 11, 2004.

(5) Includes non-cash charges of $125 for the repricing and reduced exercise period of 125,000 Fulcrum warrants. Fulcrum exercised 35,000 warrants. The remaining 90,000 expired.

(6) Includes non-cash charges of (i) $36 for the issuance of 5,000 common shares to Tulane University for the AQ13 agreement, (ii) $36 for the issuance of 5,000 common shares to T. Stephen Thompson under his retirement agreement, and (iii) $564,000 for the issuance of 80,000 common shares to China Pharmaceutical for the attainment of certain milestones.

(7) Includes the award by the International Court of Arbitration of the ICC for the breach of the Neurochem Testing Agreement by Neurochem and attorneys' fees and costs of approximately $1,875,000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

A. Overview

With the exception of certain research funding agreements and certain grants, we have not generated any revenue from operations. For the period from the date of our inception, October 15, 1984, to March 31, 2007, we incurred cumulative net losses of approximately $96,084,000. We have incurred additional operating losses since March 31, 2007 and expect to incur operating losses for the foreseeable future. We expect that our cash sources for at least the next year will be limited to:

- payments from UNC-CH, charitable foundations and other research collaborators under arrangements that may be entered into in the future;
- research grants, such as Small Business Innovation Research ("SBIR") grants; and
- sales of equity securities or borrowing funds.

The timing and amounts of grant and other revenues, if any, will likely fluctuate sharply and depend upon the achievement of specified milestones. Our results of operations for any period may be unrelated to the results of operations for any other period.

B. Critical Accounting Policies and Estimates

Our significant accounting policies are described in Note 1 of the notes to our consolidated financial statements included in this Annual Report of Form 10-K. Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of our consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to the fair value of our Preferred Stock and Common Stock and related options and warrants, the recognition of revenues and costs related to our research contracts, and the useful lives or impairment of our property and equipment. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis of judgments regarding the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Grants to perform research are our primary source of revenue and are generally granted to support research and development activities for specific projects or drug candidates. Revenue related to grants to perform research and development is recognized as earned, based on the performance requirements of the specific grant. Prepaid cash payments from research and development grants are reported as deferred revenue until such time as the research and development activities covered by the grant are performed.

Effective April 1, 2006, we adopted SFAS 123(R), *"Share-Based Payment,"* using the modified prospective method. SFAS No. 123(R) requires entities to recognize the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost, based on the estimated number of awards that are expected to vest, will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for awards for which employees do not render the requisite service. Upon adoption, the grant-date fair value of employee share options and similar instruments was estimated using the Black-Scholes valuation model. The Black-Scholes valuation requires the input of highly subjective assumptions, including the expected life of the stock-based award and stock price volatility. The assumptions used are management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, the recorded and pro forma stock-based compensation expense could have been materially different from that depicted in the financial statements.

We believe that the accounting policies affecting these estimates are our critical accounting policies.

C. Research and Development Expenses

All research and development costs are expensed as incurred. Research and development expenses include, but are not limited to, payroll and personnel expenses, lab supplies, preclinical studies, raw materials to manufacture clinical trial drugs, manufacturing costs, sponsored research at other labs, consulting and research-related overhead. Accrued liabilities for raw materials to manufacture clinical trial drugs, manufacturing costs and sponsored research reimbursement fees are included in accrued liabilities and included in research and development expenses. Specific information pertaining to amounts spent directly on each of our major research and development projects follows. This information includes to the extent ascertainable, project status, costs incurred for the relevant fiscal years (including costs to date), nature, timing and estimated costs of project completion, anticipated completion dates and the period in which material net cash inflow from projects is expected to commence, if at all. Not included in the information below are development activities and the costs therefor undertaken by our Scientific Consortium where we are not responsible for reimbursement.

All of our research and development projects contain high levels of risk. Even if development is completed on schedule, there is no guarantee that any of our products will be licensed for sale. Human trials conducted in foreign and developing countries have additional risks, including governmental instability and local militia uprisings that may interrupt or displace our work. We are unable to quantify the impact to our operations, financial position or liquidity if we are unable to complete on schedule, or at all, any of our product commercialization programs.

D. Malaria

We expensed research and development costs for our malaria program for the fiscal years ended March 31, 2005, March 31, 2006 and March 31, 2007 of approximately $2,270,000, $2,650,000 and $752,000, respectively. Since our inception through March 31, 2007, approximately $5,967,000 has been expensed on research and development for our malaria program.

E. PCP

We expensed research and development costs for our PCP program for the fiscal years ended March 31, 2005, March 31, 2006, and March 31, 2007 of approximately $362,000, $3,025,000 and $3,993,000, respectively. Since our inception through March 31, 2006, approximately $7,845,000 has been expensed on our PCP program.

F. African Sleeping Sickness

We expensed research and development costs for our African sleeping sickness program for the fiscal years ended March 31, 2005, March 31, 2006, and March 31, 2007 of approximately $3,584,000, $2,756,000 and $2,795,000, respectively. Since our inception through March 31, 2007, approximately $15,701,000 has been expensed on the African sleeping sickness program.

G. Antifungal & TB Programs

Each of our antifungal and TB programs is estimated to cost between $25-40 million dollars (including manufacturing and formulation of their respective drugs).

We expensed research and development costs for the antifungal program for the fiscal years ended March 31, 2005, March 31, 2006, and March 31, 2007 of approximately $29,000, $467,000 and $111,000, respectively. Since our inception through March 31, 2006, approximately $974,000 has been expensed on the antifungal program.

We expensed research and development costs for the TB program for the fiscal years ended March 31, 2005, March 31, 2006 and March 31, 2007 of approximately $72,000, $0 and $29,000, respectively. Since our inception through March 31, 2007, approximately $205,000 has been expensed on the TB program.

H. Liquidity and Capital Resources

From our inception through March 31, 2007, we have financed our operations with:

- proceeds from various private placements of debt and equity securities, secondary public stock offerings, our initial public stock offering (our "IPO") and other cash contributed from stockholders, which in the aggregate raised approximately $77,123,000;
- payments from research agreements, foundation grants and SBIR grants and Small-Business Technology Transfer program grants of approximately $25,083,000; and
- the use of stock, options and warrants in lieu of cash compensation.

On February 13, 2007, we completed a secondary public offering of Common Stock which raised approximately $6,750,000 of gross proceeds through the issuance of 1,000,000 shares of Common Stock sold to the public at $6.75 per share. Net proceeds were approximately $6,114,000.

On February 13, 2006, we completed a secondary public offering of Common Stock which raised approximately $14,880,000 of gross proceeds through the issuance of 2,000,000 shares of Common Stock sold to the public at $7.44 per share. Net proceeds were approximately $14,713,000.

On December 13, 2005, we issued an aggregate of 133,600 shares of our Series E Preferred Stock in a private placement to certain accredited and non-United States investors in reliance on Regulation D and Regulation S, respectively, under the Securities Act. The gross proceeds of the offering were $3,340,000. The net proceeds were approximately $3,286,000. We issued to the purchasers of the Series E Preferred Stock, in connection with the offering, warrants to purchase in the aggregate 83,500 shares of our Common Stock at an exercise price of $10.00 per share of Common Stock (a warrant to purchase one share of Common Stock for each $40 invested in Series E Preferred Stock). The warrants expire on December 12, 2008. The securities were sold pursuant to exemptions from registration under the Securities Act. Each purchaser of the Series E Preferred Stock was also granted an option to purchase, at $25.00 per share, up to an additional 25% of the number of shares of Series E Preferred Stock purchased on December 13, 2005 (the option period terminated on March 10, 2006). On March 10, 2006, we completed private placements to the Series E Preferred Stock option holders of 27,000 additional shares of Series E Preferred Stock, which resulted in gross proceeds to us of approximately $675,000. Each share of Series E Preferred Stock, among other things, (i) earns a 6% dividend payable, at our discretion, in cash or Common Stock, (ii) has a $25.00 (plus accrued but unpaid dividends) liquidation preference *pari passu* with our other outstanding Preferred Stock over our Common Stock, (iii) is convertible at the initial conversion rate into 3.5511 shares of Common Stock and (iv) may be converted to Common Stock by us at any time.

On July 30, 2004, we completed a secondary public offering of Common Stock wherein we sold 899,999 shares of Common Stock. The shares were sold to the public at $10.25 per share. The net proceeds were approximately $8,334,000.

On January 22, 2004, we sold in private placements pursuant to Regulation D and Regulation S of the Securities Act (i) 200,000 shares of our Series D Preferred Stock, $0.01 par value, at a stated value of $25.00 per share and (ii) warrants to purchase 200,000 shares of our Common Stock with a $16.00 per share exercise price, for the aggregate consideration of $5,000,000 before issuance cost. The net proceeds were approximately $4,571,000. Each share of Series D Preferred Stock, among other things, (i) earns a 6% dividend payable, at our discretion, in cash or Common Stock, (ii) has a $25.00 (plus accrued but unpaid dividends) liquidation preference *pari passu* with our other outstanding preferred stock, (iii) is convertible at the initial conversion rate into 2.7778 shares of Common Stock and (iv) may be converted to Common Stock by us at any time. The related warrants expire five years from the date of grant.

From June 6, 2003 through June 9, 2003, we issued an aggregate of 125,352 shares of our Series C Preferred Stock in private placements to certain accredited and non-United States investors in reliance on Regulation D and Regulation S, respectively, under the Securities Act. The securities were sold pursuant to exemptions from registration under the Securities Act and were subsequently registered on Form S-3 (Registration Statement No. 333-108278). The gross proceeds of the offering were $3,133,800 and the net proceeds were approximately $2,845,000.

On September 25, 2002 and October 28, 2002, we issued an aggregate of 76,725 shares of our Series B Preferred Stock and 191,812 related warrants in private placements to certain accredited and non-United States investors in reliance on Regulation D and Regulation S, respectively, under the Securities Act. The warrants have an exercise period of five years from the date of issuance and an exercise price of $6.125 per share. The securities were sold pursuant to exemptions from registration under the Securities Act and were subsequently registered on Form S-3 (Registration Statement No. 333-101197). The gross proceeds of the offering were $1,918,125 and the net proceeds were approximately $1,859,000.

On February 14, 2002 and February 22, 2002, we issued an aggregate of 160,100 shares of our Series A Preferred Stock and 400,250 related warrants in private placements to certain accredited and non-United States investors in reliance on Regulation D and Regulation S, respectively, under the Securities Act. In connection with this offering, we issued in the aggregate 60,000 shares of Common Stock and 760,000 warrants to purchase shares of Common Stock to consultants assisting in the private placements. The warrants have an exercise period of five years from the date of issuance and exercise prices of (i) $6.00 per share for 500,000 warrants, (ii) $9.00 per share for 130,000 warrants and (iii) $12.00 per share for 130,000 warrants. The $9.00 and $12.00 warrants did not vest, and therefore were cancelled, since our Common Stock did not meet or exceed the respective exercise price for 20 consecutive trading days prior to January 31, 2003. The gross proceeds of the offering were $4,003,000 and the net proceeds were $3,849,000.

On December 8, 2000, we completed a private placement offering that raised net proceeds of approximately $4,306,000 of additional net equity capital through the issuance of 584,250 shares of Common Stock.

On April 26, 1999, we issued 1,150,000 shares of Common Stock through our IPO, resulting in net proceeds of approximately $9,173,000. The underwriters in our IPO received warrants to purchase 100,000 additional shares of Common Stock at $16.00 per share. Those warrants were due to expire on April 25, 2004. All warrants other than warrants to purchase 21,400 shares expired. The warrant to purchase 21,400 shares was pursuant to an agreement with the holder and subsequently exercised.

Our cash resources have been used to finance research and development, including sponsored research, capital expenditures, expenses associated with the efforts of our Scientific Consortium and general and administrative expenses. Over the next several years, we expect to incur substantial additional research and development costs, including costs related to early-stage research in preclinical and clinical trials, increased administrative expenses to support research and development and commercialization operations and increased capital expenditures for regulatory approvals, expanded research capacity and various equipment needs.

As of March 31, 2007, we had federal net operating loss carry-forwards of approximately $85,557,000, which expire from 2008 through 2027. We also had approximately $83,559,000 of state net operating loss carryforwards as of March 31, 2007, which expire from 2009 through 2027, available to offset certain future taxable income for state (primarily Illinois) income tax purposes. Because of "change of ownership" provisions of the Tax Reform Act of 1986, approximately $250,000 of our net operating loss carryforwards for federal purposes are subject to an annual limitation regarding utilization against taxable income in future periods. As of March 31, 2007, we had federal income tax credit carryforwards of approximately $1,885,000, which expire from 2008 through 2027.

We believe our existing resources, including proceeds from any grants we may receive, are sufficient to meet our planned expenditures through June 2008, although there can be no assurance that we will not require additional funds. Our working capital requirements will depend upon numerous factors, including the progress of our research and development programs (which may vary as drug candidates are added or abandoned), preclinical testing and clinical trials, achievement of regulatory milestones, our partners fulfilling their obligations to us, the timing and cost of seeking regulatory approvals, the level of resources that we devote to the development of manufacturing, our ability to maintain existing collaborative arrangements and establish new ones with other companies to provide funding to us to support these activities and other factors. In any event, we will require substantial funds in addition to our existing working capital to develop our drug candidates and otherwise to meet our business objectives.

We have, through our purchase of Super Insight, obtained an ownership interest in real property in the PRC on which we may construct a pharmaceutical manufacturing facility. We are exploring the possibility of housing a pharmaceutical production facility for the manufacture of drug products in this facility or at other locations within PRC. We may seek partners both in the PRC and domestically to fund part or all of the capital cost of construction of the pharmaceutical production line.

I. Payments Due under Contractual Obligations

We have future commitments at March 31, 2007 consisting of operating lease obligations as follows:

Year Ending March 31,	Lease Payments
2008	98,000
2009	103,000
2010	99,000
Total	$300,000

J. Results of Operations

1. Fiscal Year Ended March 31, 2007 Compared with Fiscal Year Ended March 31, 2006

Revenues under collaborative research and development agreements increased from approximately $3,575,000 in the fiscal year ended March 31, 2006 to approximately $4,318,000 in the fiscal year ended March 31, 2007. Revenue relating to the Clinical Research Subcontract increased from approximately $869,000 in the fiscal year ended March 31, 2006 to approximately $3,922,000 in the fiscal year ended March 31, 2007, while revenue relating to the MMV Testing Agreement decreased from approximately $2,663,000 to approximately $396,000 over the same period. Additionally there were revenues of approximately $43,000 recognized from an SBIR grant from the NIH in the fiscal year ended March 31, 2006.

Research and development expenses decreased from approximately $9,680,000 in the fiscal year ended March 31, 2006 to approximately $8,760,000 in the fiscal year ended March 31, 2007. Expenses relating to the Clinical Research Subcontract increased from approximately $2,756,000 in the fiscal year ended March 31, 2006 to approximately $2,795,000 in the fiscal year ended March 31, 2007. Expenses relating to the MMV Testing Agreement decreased from approximately $2,650,000 in the fiscal year ended March 31, 2006 to approximately $455,000 in the fiscal year ended March 31, 2007. Expenses relating to preclinical and clinical trial costs primarily for PCP and general research increased from approximately $3,323,000 in the fiscal year ended March 31, 2006 to approximately $4,731,000 in the fiscal year ended March 31, 2007. The increase in expenses for PCP-related preclinical and clinical trial costs was primarily due to ongoing Phase III clinical trials in the United States and Latin America. Non-cash expenses of approximately $779,000 were charged to research and development in the fiscal year ended March 31, 2007 for expense related to options given during that fiscal year and options vesting during the year which are covered by SFAS No. 123(R). The non-cash expense for options in the fiscal year ended March 31, 2006 was approximately $53,000.

General and administrative expenses were approximately $9,095,000 in the fiscal year ended March 31, 2007, compared to approximately $9,631,000 in the fiscal year ended March 31, 2006. Non-cash general and administrative expenses for Common Stock, stock options and warrants in the fiscal year ended March 31, 2007 were approximately $2,173,000 as compared to approximately $151,000 in the fiscal year ended March 31, 2006. Non-cash expenses in the fiscal year ended March 31, 2007 included (i) approximately $36,000 for the issuance of 5,000 restricted common shares to Tulane University under the Tulane License Agreement, (ii) approximately $36,000 for the issuance of 5,000 restricted shares of Common Stock to T. Stephen Thompson, our former chief executive officer, under his retirement agreement, (iii) approximately $564,000 for the issuance of 80,000 shares of Common Stock to China Pharmaceutical for the attainment of certain milestones, and (iv) approximately $1,536,000 for expense related to options given during the fiscal year ended March 31, 2007 and options vesting during the year which are covered by SFAS No. 123(R) as compared to non-cash expenses in the fiscal year ended March 31, 2006 of (i) approximately $125,000 for the reduction in the warrant price from $15.00 to $8.80 of warrants granted to Fulcrum and the shortening of the exercise period from December 23, 2005 to November 5, 2005 and (ii) approximately $26,000 for the issuance of 2,000 shares of Common Stock for settling a disputed obligation. Legal expenses for patents increased from approximately $442,000 in the fiscal year ended March 31, 2006 to approximately $715,000 in the fiscal year ended March 31, 2007. Legal fees, primarily related to the dispute with Neurochem concerning the Neurochem Testing Agreement (including fees to the International Chamber of Commerce and expert witnesses), decreased from approximately $4,778,000 in the fiscal year ended March 31, 2006 to approximately $722,000 the fiscal year ended March 31, 2007. Ongoing expenses relating to Immtech Therapeutics, Super Insight, Immtech Life Science and Immtech HK increased from approximately $217,000 in the fiscal year ended March 31, 2006 to approximately $236,000 in the fiscal year ended March 31, 2007. Accounting fees increased from approximately $217,000 in the fiscal year ended March 31, 2006 to approximately $228,000 in the fiscal year ended March 31, 2007. Payroll and associated expenses decreased from approximately $1,479,000 in the fiscal year ended March 31, 2006 to approximately $1,369,000 in the fiscal year ended March 31, 2007, due primarily to a reduction in administrative employees. Contract services decreased from approximately $363,000 in the fiscal year ended March 31, 2006 to approximately $257,000 in the fiscal year ended March 31, 2007. Travel expenses increased from approximately $399,000 in the fiscal year ended March 31, 2006 to approximately $502,000 in the fiscal year ended March 31, 2007. Marketing, business development and commercialization related expenses increased from approximately $339,000 in the fiscal year ended March 31, 2006 to approximately $1,722,000 in the fiscal year ended March 31, 2007. All other general and administrative expenses, primarily relating to rent, Director and Officer insurance, exchange listing fees and franchise taxes, increased from approximately $685,000 in the fiscal year ended March 31, 2006 to approximately $1,171,000 in the fiscal year ended March 31, 2007.

Other (see Note 10 in the F section) includes the award by the International Court of Arbitration of the ICC for the breach of the testing agreement by Neurochem and attorneys' fees and costs of approximately $1,875,000, which reduced expenses.

We incurred a net loss of approximately $11,133,000 for the fiscal year ended March 31, 2007, as compared to a net loss of approximately $15,525,000 for the fiscal year ended March 31, 2006.

In the fiscal year ended March 31, 2007, we also charged deficit accumulated during the development stage of approximately $551,000 of non-cash Preferred Stock dividends and Preferred Stock premium deemed dividends as compared to approximately $764,000 in the fiscal year ended March 31, 2006.

2. Fiscal Year Ended March 31, 2006 Compared with Fiscal Year Ended March 31, 2005

Revenues under collaborative research and development agreements decreased from approximately $5,931,000 in the fiscal year ended March 31, 2005 to approximately $3,575,000 in the fiscal year ended March 31, 2006. Revenue relating to the Clinical Research Subcontract decreased from approximately $3,592,000 in the fiscal year ended March 31, 2005 to approximately $869,000 in the fiscal year ended March 31, 2006, while revenue relating to the MMV Testing Agreement increased from approximately $2,275,000 to approximately $2,663,000 over the same period. Additionally there were revenues of approximately $43,000 recognized from an SBIR grant from the NIH in the fiscal year ended March 31, 2006 compared to approximately $63,000 recognized in the fiscal year ended March 31, 2005.

Research and development expenses increased from approximately $7,309,000 in the fiscal year ended March 31, 2005 to approximately $9,680,000 in the fiscal year ended March 31, 2006. Expenses relating to the Clinical Research Subcontract decreased from approximately $3,584,000 in the fiscal year ended March 31, 2005 to approximately $2,756,000 in the fiscal year ended March 31, 2006. Expenses relating to the MMV Testing Agreement increased from approximately $2,270,000 in the fiscal year ended March 31, 2005 to approximately $2,650,000 in the fiscal year ended March 31, 2006. Expenses relating to preclinical and clinical trial costs primarily for PCP increased from approximately $531,000 in the fiscal year ended March 31, 2005 to approximately $3,323,000 in the fiscal year ended March 31, 2006. The increase in expenses for PCP-related preclinical and clinical trial costs was primarily due to ongoing Phase III clinical trials in the United States and Latin America. The non-cash expense for options in the fiscal year ended March 31, 2006 was approximately $53,000 and $102,000 in the fiscal year ended March 31, 2005.

General and administrative expenses were approximately $9,631,000 in the fiscal year ended March 31, 2006, compared to approximately $12,190,000 in the fiscal year ended March 31, 2005. Non-cash general and administrative expenses for Common Stock, stock options and warrants in the fiscal year ended March 31, 2006 were approximately $151,000 as compared to approximately $5,075,000 in the fiscal year ended March 31, 2005. Non-cash expenses in the fiscal year ended March 31, 2006 included (i) approximately $125,000 for the reduction in the warrant price from $15.00 to $8.80 of warrants granted to Fulcrum and the shortening of the exercise period from December 23, 2005 to November 5, 2005 and (ii) approximately $26,000 for the issuance of 2,000 shares of Common Stock for settling a disputed obligation, as compared to non-cash expenses in the fiscal year ended March 31, 2005 of (i) approximately $4,531,000 for the four year extension of warrants initially issued to RADE Management Corporation ("RADE"), (ii) approximately $233,000 for the issuance of options to purchase 20,000 shares of Common Stock issued to Mr. Tony Mok for consulting services in the PRC, (iii) approximately $301,000 for the extension of the warrants granted to Fulcrum to December 23, 2005 and (iv) approximately $10,000 for the extension of 21,400 underwriter warrants from April 24, 2004 to May 11, 2004. Legal expenses for patents decreased from approximately $449,000 in the fiscal year ended March 31, 2005 to approximately $442,000 in the fiscal year ended March 31, 2006. Legal fees, primarily related to the dispute with Neurochem concerning the Neurochem Testing Agreement (including fees to the International Chamber of Commerce and expert witnesses), increased from approximately $2,393,000 in the fiscal year ended March 31, 2005 to approximately $4,778,000 in the fiscal year ended March 31, 2006. Ongoing expenses relating to Immtech Therapeutics, Super Insight, Immtech Life Science and Immtech HK decreased from approximately $347,000 in the fiscal year ended March 31, 2005 to approximately $217,000 in the fiscal year ended March 31, 2006. Accounting fees increased from approximately $199,000 in the fiscal year ended March 31, 2005 to approximately $217,000 in the fiscal year ended March 31, 2006. Payroll and associated expenses increased from approximately $1,187,000 in the fiscal year ended March 31, 2005 to approximately $1,479,000 in the fiscal year ended March 31, 2006, due primarily to new hires. Contract services increased from approximately $277,000 in the fiscal year ended March 31, 2005 to approximately $363,000 in the fiscal year ended March 31, 2006, due primarily to the use of consultants and market research. Travel expenses decreased from approximately $500,000 in the fiscal year ended March 31, 2005 to approximately $399,000 in the fiscal year ended March 31, 2006. Insurance and state franchise taxes increased from approximately $476,000 in the fiscal year ended March 31, 2005 to approximately $561,000 in the fiscal year ended March 31, 2006. Marketing related expenses decreased from approximately $662,000 in the fiscal year ended March 31, 2005 to approximately $339,000 in the fiscal year ended March 31, 2006. All other general and administrative expenses increased from approximately $625,000 in the fiscal year ended March 31, 2005 to approximately $685,000 in the fiscal year ended March 31, 2006.

We incurred a net loss of approximately $15,525,000 for the fiscal year ended March 31, 2006, as compared to a net loss of approximately $13,433,000 for the fiscal year ended March 31, 2005.

In the fiscal year ended March 31, 2006, we also charged deficit accumulated during the development stage of approximately $764,000 of non-cash Preferred Stock dividends and Preferred Stock premium deemed dividends as compared to approximately $580,000 in the fiscal year ended March 31, 2005.

3. Impact of Inflation

Although it is difficult to predict the impact of inflation on our costs and revenues in connection with our operations, we do not anticipate that inflation will materially impact our costs of operation or the profitability of our products when and if marketed.

4. Unaudited Selected Quarterly Information

The following table sets forth certain unaudited selected quarterly information (amounts in thousands, except per share amounts):

	Fiscal Quarter Ended				Fiscal Quarter Ended			
	March 31, 2007	December 31, 2006	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005	June 30, 2005
Statements of Operations Data:								
REVENUES	$ 1,339	$ 546	$ 491	$ 1,942	$ 251	$ 965	$ 880	$ 1,479
EXPENSES:								
Research and development	2,674	1,862	1,755	2,469	1,914	2,825	2,672	2,269
General and administrative	1,881	2,630(6)	2,364	2,220(4)	1,426	2,144(3)	3,329	2,732(2)
Other			(1,875)(5)					
Total expenses	4,555	4,492	2,244	4,689	3,540	4,969	6,001	5,001
LOSS FROM OPERATIONS	(3,216)	(3,946)	(1,753)	(2,747)	(3,089)	(4,004)	(5,121)	(3,522)
OTHER INCOME(EXPENSE):								
Interest income	131	117	132	150	89	21	43	58
NET LOSS	(3,085)	(3,829)	(1,621)	(2,597)	(3,000)	(3,983)	(5,078)	(3,464)
PREFERRED STOCK DIVIDENDS AND PREFERRED STOCK PREMIUM DEEMED DIVIDENDS(1)	(134)	(137)	(137)	(143)	(432)	(108)	(105)	(119)
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (3,219)	$ (3,966)	$ (1,758)	$ (2,740)	$ (3,432)	$ (4,091)	$ (5,183)	$ (3,583)
NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:								
Net loss	$ (0.21)	$ (0.27)	$ (0.12)	$ (0.19)	$ (0.25)	$ (0.34)	$ (0.44)	$ (0.30)
Preferred Stock dividends	(0.01)	(0.01)	(0.01)	(0.01)	(0.04)	(0.01)	(0.01)	(0.01)
BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS	$ (0.22)	$ (0.28)	$ (0.13)	$ (0.20)	$ (0.29)	$ (0.35)	$ (0.45)	$ (0.31)

(1) See Note 8 to the notes to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion on the Preferred Stock dividends.

(2) Includes $26 of costs related to the issuance of 2,000 common shares for settling a disputed obligation.

(3) Includes $125 of costs related to the reduction of the price of the Fulcrum warrants from $15.00 to $8.80 and the shortening of the expiration date from December 23, 2006 to November 5, 2006.

(4) Includes $36 of costs relating to the issuance of 5,000 common shares to Tulane University for the AQ-13 agreement and $36 of costs relating to the issuance of 5,000 common shares under the T. Stephen Thompson retirement agreement.

(5) Includes the award by the International Court of Arbitration of the ICC for the breach of the Neurochem Testing Agreement and attorneys' fees and costs of approximately $1,875,000.

(6) Includes $564 of costs relating to the issuance of 80,000 common shares to China Pharmaceutical for the attainment of certain milestones.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The exposure of market risk associated with risk-sensitive instruments is not material, as our operations are conducted primarily in U.S. dollars and we invest primarily in short-term government obligations and other cash equivalents. We intend to develop policies and procedures to manage market risk in the future if and when circumstances require.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements appear following Item 15 of this Annual Report on Form 10-K and are incorporated herein by reference.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

A. Disclosures and Procedures

We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Our Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining these procedures and, as required by the rules of the SEC, evaluate their effectiveness. Based on their evaluation of our disclosure controls and procedures, which took place as of the end of the period covered by this Annual Report on Form 10-K, our Chief Executive Officer and Chief Financial Officer believe that these procedures are effective to ensure that we are able to collect, process and disclose the information we are required to disclose in the reports we file with the SEC within the required time periods.

B. Internal Controls

We maintain a system of internal controls designed to provide reasonable assurance that: (1) transactions are executed in accordance with management's general or specific authorization and (2) transactions are recorded as necessary to (a) permit preparation of financial statements in conformity with generally accepted accounting principles and (b) maintain accountability for assets. Access to assets is permitted only in accordance with management's general or specific authorization and the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

C. Management's Report on Internal Control Over Financial Reporting

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Chief

Executive Officer and Chief Financial Officer, the effectiveness of the design and operation of the company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of March 31, 2007. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of March 31, 2007 to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time period specified in the Securities and Exchange Commission rules and forms, and to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

Our management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2007 has been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their Report on Internal Control over Financial Reporting which is included in this Annual Report on Form 10-K on page F-2.

ITEM 9B. OTHER INFORMATION

On June 8, 2007, the Company entered into an exclusive licensing agreement pursuant to which we have licensed to Par Pharmaceutical Companies, Inc. ("Par") commercialization rights in the United States to pafuramidine for the treatment of PCP in AIDS patients.

In return, we received an initial payment of $3 million. Par will also pay us as much as $29 million in development milestones if pafuramidine advances through ongoing Phase III clinical trials and FDA regulatory review and approval. In addition to royalties on sales, we may receive up to $115 million in additional milestone payments on future sales and will retain the right to co-market pafuramidine in the United States. We have also granted Par a right of first offer to negotiate a license agreement with us if we determine that pafuramidine can be used for the treatment and/or prophylaxis of malaria.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

A. Information Regarding Directors and Executive Officers

The table below sets forth the names and ages of our directors and executive officers as of June 4, 2007, as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table. Each director serves for a term of one year and is eligible for reelection at our next annual stockholders' meeting.

Name	Age	Position(s)
Eric L. Sorkin	47	President, Chief Executive Officer and Chairman of the Board of Directors
Cecilia Chan	44	Executive Director and Director
Gary C. Parks	57	Chief Financial Officer, Secretary and Treasurer
Carol Ann Olson, MD, Ph.D.	54	Senior Vice President and Chief Medical Officer
Judy Lau	46	Director
Levi H.K. Lee, MD	65	Director
Donald F. Sinex	56	Director

Eric L. Sorkin, President, Chief Executive Officer and Chairman of the Board of Directors. In 2000, Mr. Sorkin became a director of the Registrant. In 2005, he was appointed Chairman of the Board of Directors and in January 2006, Chief Executive Officer. He became President in May 2006. Mr. Sorkin began his career on Wall Street in 1982 at Dean Witter, which is now a subsidiary of Morgan Stanley. From an entry-level position, he was promoted to Managing Director within six years. Mr. Sorkin was among the core group of professionals at Dean Witter that developed the firm's investment portfolio to assets of over $3 billion. Mr. Sorkin was responsible for investment selection, negotiations, transaction and financial structuring, debt placement and asset management. Mr. Sorkin was a Vice President, owner, and/or director of over 20 public investment partnerships with investment funds totaling over $1 billion. In 1993, Mr. Sorkin created his own investment firm and began making private equity investments in the United States and in the PRC. Mr. Sorkin graduated from Yale University with a B.A. in Economics.

Cecilia Chan, Executive Director and Director. Ms. Chan has served as a member of the Board of Directors since November 16, 2001. She joined the Registrant as Vice President in July, 1999 and was appointed to her current post, Executive Director, in March, 2006. She has 20 years of experience in making investments and in business development. She began working on our growth strategy in 1998, spearheading our IPO in April 1999. Ms. Chan is responsible for strategic development, fund raising and directing our uses of capital resources. Prior to joining us, Ms. Chan was a Vice President at Dean Witter until 1993 and thereafter concentrated her efforts as a private investor until she joined us. During her eight years at Dean Witter, Ms. Chan completed over $500 million in investments and was Vice-President of public partnerships having assets in excess of $800 million. Since 1993, Ms. Chan has developed and funded investments in the United States and in the PRC. She graduated from New York University in 1985 with a Bachelor of Science degree in International Business.

Gary C. Parks, Secretary, Treasurer and Chief Financial Officer. Mr. Parks joined us in January 1994, having previously served at Smallbone, Inc., from 1989 until 1993, where he was Vice President, Finance. Mr. Parks was a Division Controller with International Paper from 1986 to 1989. Prior to that, he was Vice President, Finance, of SerckBaker, Inc., a subsidiary of BTR plc, from 1982 to 1986 and a board member of SerckBaker de Venezuela. Mr. Parks holds a B.A. from Principia College and an MBA from the University of Michigan.

Carol Ann Olson, MD, Ph.D., Senior Vice President and Chief Medical Officer. Dr. Olson leads the development of our pharmaceutical products from drug candidate status through global registration and launch, followed by appropriate life cycle management. She is responsible for strategic planning and execution of all aspects of the clinical development plans, including preclinical and clinical research, chemistry, manufacturing and controls, regulatory affairs, and regulatory compliance and quality assurance. Dr. Olson joined the Company in October 2004 from Abbott Laboratories, where she worked for 11 years in various functions, most recently as Global Project Head and Global Medical Director for all Abbott antibiotics. In this capacity, Dr. Olson handled strategic planning, execution of clinical development plans, drug product safety, scientific communications, regulatory affairs planning and execution, and support for the commercial success of these products. Dr. Olson received her MD with Honors in 1986 from The Pritzker School of Medicine, The University of Chicago, and her Ph.D. in Biochemistry in 1982 from The University of Chicago. While at Abbot Laboratories she received the Outstanding Achievement Award, Global Medical Affairs (2001) and the Chairman's Award (1994).

Judy Lau, Director. Ms. Lau has served as a member of the Board of Directors since October 31, 2003. Since July 2002, Ms. Lau has served as the Chairperson of Convergent Business Group, a Hong Kong-based investment advisory firm with investments focused in high technology, life sciences, healthcare and environmental engineering projects in the greater China region. From May of 2001 to July of 2002, Ms. Lau served as General Manager of China Overseas Venture Capital Co. Ltd., a venture capital firm. From October of 2000 to April of 2001, Ms. Lau served as Chief Executive Officer of the Good Fellow Group, a Chinese investment firm; and from March of 1999 to September of 2000, Ms. Lau was the Managing Director of America Online HK, an Internet Service Provider and Hong Kong affiliate of Time Warner, Inc. From April of 1998 to February of 1999, Ms. Lau worked as a consultant to Pacific Century Group. Ms. Lau has served in the position of Director of Immtech HK since June, 2003. Ms. Lau was named in 2000, one of the thirty-six most influential Business Women of Hong Kong by Capital Magazine and is a Fellow of the Hong Kong Association for the Advancement of Science and Technology.

Levi Hong Kaye Lee, MD, Director. Dr. Lee has served as Director since October 31, 2003. Dr. Lee has been in private medical practice, specializing in pediatrics, since 1971. His practice is located in Hong Kong. Dr. Lee received a B.A. in Biochemistry from the University of California, Berkeley, in 1962, and received his M.D. from the University of California, San Francisco, in 1966. Dr. Lee has served in the position of Director of Immtech HK since June, 2003. He was appointed a Diplomat of the American Board of Pediatrics in 1971.

Donald F. Sinex, Director. Mr. Sinex has served as a Director since October 2006. Since 1997, Mr. Sinex has been a partner with Devonwood Investors, LLC, a private equity firm specializing in real estate and general corporate investments. Prior to founding Devonwood Investors in 1997, Mr. Sinex was executive vice president and managing director of JMB Realty Corporation, one of the largest commercial real estate companies in the United States. While at JMB Realty Corporation, Mr. Sinex managed all acquisitions and investments in New York City, Washington, and Boston, and completed acquisitions of over $6.5 billion of assets during his tenure. Mr. Sinex received his B.A. from the University of Delaware, a J.D. degree from the University of Miami School of Law, and an MBA from the Harvard Business School.

B. Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors, executive officers and 10% stockholders of a registered class of equity securities to file reports of ownership and reports of changes in ownership of our Common Stock and other equity securities with the SEC. Directors, executive officers and 10% stockholders are required to furnish us with copies of all Section 16(a) forms they file. Based on a review of the copies of such reports furnished to us, we believe that during the fiscal year ended March 31, 2007, our directors and 10% stockholders complied with all Section 16(a) filing requirements applicable to them. Dr. Carol Ann Olson was late with one Form 4 filing due to an administrative error.

C. Board Committees

The Board of Directors has an Audit Committee, a Compensation Committee and a nominating committee. The function, composition, and number of meetings of each of these committees are described below.

1. Audit Committee

The Audit Committee (a) has sole authority to appoint, replace and compensate our independent registered public accounting firm and is directly responsible for oversight of its work; (b) approves all audit fees and terms, as well as any permitted non-audit services; (c) meets and discusses directly with our independent registered public accounting firm its audit work and related matters and (d) oversees and performs such investigations with respect to our internal and external auditing procedures and affairs as the Audit Committee deems necessary or advisable and as may be required by applicable law. Our audit committee's charter can be found in the "Corporate Governance" section of our website at www.immtechpharma.com.

The members of the Audit Committee are Mr. Sinex (Chairman), Dr. Lee and Ms. Lau. Each member of the audit committee is "independent" in accordance with the current listing standards of the American Stock Exchange and Mr. Sinex qualifies as an "audit committee financial expert" as defined under the rules of the SEC.

2. Compensation Committee

The Compensation Committee (a) annually reviews and determines salaries, bonuses and other forms of compensation paid to our executive officers and management; (b) selects recipients of awards of incentive stock options and non-qualified stock options and establishes the number of shares and other terms applicable to such awards; and (c) construes the provisions of and generally administers the Second Amended and Restated Immtech Pharmaceuticals, Inc. 2000 Stock Incentive Plan.

The members of the Compensation Committee are Ms. Lau (Chairman), Dr. Lee and Mr. Sinex. Each member of the compensation committee is "independent" in accordance with the current listing standards of the American Stock Exchange. Our compensation committee's charter can be found in the "Corporate Governance" section of our website at www.immtechpharma.com.

3. Nominating Committee

The nominating committee has authority to review the qualifications of, interview and nominate candidates for election to the board of directors. Our nominating committee's charter can be found in the "Corporate Governance" section of our website at www.immtechpharma.com. The members of the nominating committee are Dr. Lee (Chairman), Ms. Lau and Mr. Sinex. Each member of the nominating committee is "independent" in accordance with the current listing standards of the American Stock Exchange.

The primary functions of the nominating committee are to:

- recruit, review and nominate candidates for election to the board of directors;
- monitor and make recommendations regarding committee functions, contributions and composition;
- develop the criteria and qualifications for membership on the board of directors; and
- administer any director compensation plan.

The nominating committee will consider recommendations for director candidates submitted in good faith by stockholders. A stockholder recommending an individual for consideration by the nominating committee must provide (i) evidence in accordance with Rule 14a-8 of the Exchange Act of compliance with the stockholder eligibility requirements, (ii) the written consent of the candidate(s) for nomination as a director, (iii) a resume or other written statement of the qualifications of the candidate(s) and (iv) all information regarding the candidate(s) that would be required to be disclosed in a proxy statement filed with the SEC if the candidate(s) were nominated for election to the board, including, without limitation, name, age, business and residence address and principal occupation or employment during the past five years. Stockholders should send the required information to the Company at 150 Fairway Drive, Suite 150, Vernon Hills , Illinois 60061, Attention: Mr. Gary C. Parks.

For board membership, the nominating committee takes into consideration applicable laws and regulations (including those of the American Stock Exchange), diversity, age, skills, experience, integrity, ability to make independent analytical inquires, understanding of Immtech's business and business environment, willingness to devote adequate time and effort to board responsibilities and other relevant factors.

D. Communications with the Board of Directors

The board has provided a procedure for stockholders or other persons to send written communications to the board, a board committee or any of the directors, including complaints to the audit committee regarding accounting, internal accounting controls, or auditing matters. Stockholders may send written communications to the board, the appropriate committee or any of the directors by certified mail only, c/o Audit Committee Chairman, Immtech Pharmaceuticals, Inc., One North End Avenue, New York, NY 10282. All such written communications will be compiled by the Chairman of the Audit Committee and submitted to the board, a committee of the board or the individual directors, as appropriate, within a reasonable period of time. These communications will be retained with Immtech's corporate records.

E. Code of Ethics

We have adopted a "Code of Ethics", as defined by the SEC, that applies to our Chief Executive Officer, Chief Financial Officer, principal accounting officer and persons performing similar functions with Immtech and our subsidiaries as well as all of our other employees. A copy of our Code of Ethics is available on our Internet website (www.immtechpharma.com).

F. Family Relationships

There are no family relationships between or among any officer or director of Immtech.

ITEM 11. EXECUTIVE COMPENSATION

A. Compensation Discussion and Analysis

1. Overview

The compensation committee of our board of directors has overall responsibility for the compensation program for our executive officers. Our compensation committee consists solely of independent directors, as determined by the American Stock Exchange listing standards. The committee's responsibilities are set forth in its charter, which you can find on our website at www.immtechpharma.com.

The compensation committee is responsible for establishing policies and otherwise discharging the responsibilities of the board with respect to the compensation of our executive officers, senior management, and other employees. In evaluating executive officer pay, the compensation committee may retain the services of an independent compensation consultant or research firm and consider recommendations from the chief executive officer and persons serving in supervisory positions over a particular officer or executive officer with respect to goals and compensation of the other executive officers. The compensation committee assesses the information it receives in accordance with its business judgment. The compensation committee also periodically is responsible for administering all of our incentive and equity-based plans. All decisions with respect to executive compensation are first approved by the compensation committee and then submitted, together with the compensation committee's recommendation, to the independent members of the board for final approval.

We believe that the compensation of our executives should reflect their success in attaining key operating objectives. Compensation is based on growth of operating earnings and earnings per share, return on assets, satisfactory results of regulatory examinations, growth or maintenance of market share and long-term competitive advantage, which lead to attaining an increased market price for our stock. We promote asset growth and asset quality. We believe the performance of the executives in managing our company, considering general economic and company, industry and competitive conditions, should be the basis for determining our executives' overall compensation. We also believe that their compensation should not be based on the short-term performance of our stock, whether favorable or unfavorable. The price of our stock will, in the long-term, reflect our operating performance, and ultimately, the management of our company by our executives. We seek to have the long-term performance of our stock reflected in executive compensation through our stock option program.

Elements of compensation for our executives include:

- base salary (typically subject to upward adjustment annually based on individual performance);

- stock option awards;

- 401(k) plan contributions; and

- health, disability and life insurance.

In making its recommendations to our independent directors, our compensation committee relies upon its own judgment in making compensation decisions, after reviewing the performance of the company and carefully evaluating an executive's performance during the year against established goals, leadership qualities, operational performance, business responsibilities, career with our company, current compensation arrangements and long-term potential to enhance shareholder value. Our compensation committee also reviews the history of all the elements of each executive officer's total compensation over the past several years and compares the compensation of the executive officers with that of the executive officers in an appropriate market comparison group comprised of other biotechnology and pharmaceutical companies similar in size, stage of development and other characteristics. Typically, our chief executive officer makes compensation recommendations to our compensation committee with respect to the executive officers who report to him. Our compensation committee also considers recommendations submitted by other persons serving in a supervisory position over a particular officer or executive officer. Such executive officers are not present at the time of these deliberations. The compensation committee then makes its formal recommendations to the other independent members of our board which then sets the final compensation for officers and executive officers.

We choose to pay the various elements of compensation discussed in order to attract and retain the necessary executive talent, reward annual performance and provide incentive for primarily long-term strategic goals, while considering short-term performance. The amount of each element of compensation is determined by or under the direction of our compensation committee, which uses the following factors to determine the amount of salary and other benefits to pay each executive:

- performance against corporate and individual objectives for the previous year;
- difficulty of achieving desired results in the coming year;
- value of their unique skills and capabilities to support long-term performance of the Company;
- performance of their management responsibilities;
- whether an increase in responsibility or change in title is warranted; and
- contribution as a member of the executive management team.

Our allocation between long-term and currently paid compensation is intended to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our company and our shareholders. We provide cash compensation in the form of base salary to meet competitive salary norms and reward performance on an annual basis. We provide non-cash compensation to reward performance against specific objectives and long-term strategic goals. Our compensation package for the fiscal year ending March 31, 2007 ranges from 100% to 53% in cash compensation and 0% to 47% in non-cash compensation, including benefits and equity-related awards. We believe that this ratio is competitive within the marketplace for companies at our stage of development and appropriate to fulfill our stated policies.

2. Elements of Compensation

i. Base Salary

Our compensation committee desires to establish salary compensation for our executive officers based on our operating performance relative to comparable peer companies over a three year period. In recommending base salaries for the fiscal year ending March 31, 2007, our compensation committee considered salaries paid to executive officers of other biotechnology and pharmaceutical companies similar in size, stage of development and other characteristics. Our compensation committee's objective is to provide for base salaries that are competitive with the average salary paid by our peers. In making its recommendations, our compensation committee takes into account recommendations submitted by persons serving in a supervisory position over a particular officer or executive officer.

With respect to our fiscal year end March 31, 2007, the base salaries for our executive officers are reflected in our summary compensation table below.

Base salaries for the current fiscal year are as follows:

Eric L. Sorkin	$ 375,000
Cecilia Chan	$ 201,234
Gary Parks	$ 200,000
Carol Olson	$ 235,000

ii. Bonus and Other Non-Equity Incentive Plan Compensation

Given our stage of development and our desire to conserve cash, we generally do not award cash bonuses or provide for other non-equity incentive plan compensation. However, Mr. Sorkin, our chief executive officer, is entitled to a cash bonus of up to 60% of his base salary for each year of his employment with us based on milestones to be determined by our compensation committee pursuant to the terms of his employment agreement with us. Those milestones have not yet been determined for the current fiscal year.

iii. Stock Option and Equity Incentive Programs

We believe that equity grants provide our executive officers with a strong link to our long-term performance, create an ownership culture and closely align the interests of our executive officers with the interests of our shareholders. Because of the direct relationship between the value of an option and the market price of our common stock, we have always believed that granting stock options is the best method of motivating the executive officers to manage our Company in a manner that is consistent with the interests of our Company and our shareholders. In addition, the vesting feature of our equity grants should aid officer retention because this feature provides an incentive to our executive officers to remain in our employ during the vesting period. In determining the size of equity grants to our executive officers, our compensation committee considers our company-level performance, the applicable executive officer's performance, the period during which an executive officer has been in a key position with us, comparative share ownership of our competitors, the amount of equity previously awarded to the applicable executive officer, the vesting of such awards, the number of shares available under our 2000 Plan, the limitations under our 2000 Plan and the recommendations of management and any other consultants or advisors with whom our compensation committee may choose to consult.

We currently do not have any formal plan requiring us to grant, or not to grant, equity compensation on specified dates. With respect to newly hired executives, our practice is typically to consider stock grants at the first meeting of the compensation committee and board, following such executive's hire date. The recommendations of the compensation committee are subsequently submitted to the board for approval. We intend to ensure that we do not award equity grants in connection with the release, or the withholding, of material non-public information, and that the grant value of all equity awards is equal to the fair market value on the date of grant.

We entered into an employment agreement with Mr. Sorkin in December 2006 pursuant to which we intended to grant Mr. Sorkin stock options to purchase to purchase up to 325,000 of our shares of common stock, subject to stockholder approval of a new equity incentive plan. In March 2007, we amended and restated the agreement at Mr. Sorkin's request to remove the requirement that he be granted stock options to purchase up to 325,000 shares of our common stock, and to provide that he will be eligible for future stock options conditioned on our achievements and milestones as determined by our compensation committee and our other independent directors.

We granted stock options to the executive officers on October 16, 2006. In keeping with our standard policy and practice, the exercise price of the stock options that were awarded was $ 5.74 per share, the fair market value on the date of grant. The options generally vest ratably over a two year period from the date of grant and expire ten years from the date of grant. The options that were granted are set forth in the Grants of Plan-Based Awards table below. All options are intended to be qualified stock options as defined under Section 422 of the Internal Revenue Code of 1986, as amended, to the extent possible.

iv. Perquisites

Our executives do not receive any perquisites and are not entitled to benefits that are not otherwise available to all of our employees. In this regard it should be noted that we do not provide pension arrangements, post-retirement health coverage, or similar benefits for our executives or employees.

v. Defined Contribution Plan

We maintain a qualified retirement plan pursuant to Internal Revenue Code Section 401(k) covering substantially all employees subject to certain minimum age and service requirements. Our 401(k) plan allows employees to make voluntary contributions. The assets of the 401(k) plan are held in trust for participants and are distributed upon the retirement, disability, death or other termination of employment of the participant.

Employees who participate in our 401(k) may contribute to their 401(k) account up to the maximum amount that varies annually in accordance with the Internal Revenue Code. We also make available to 401(k) plan participants the ability to direct the investment of their 401(k) accounts in various investment funds.

3. Employment Agreements

In general, we do not enter into formal employment agreements with our employees, other than our chief executive officer. We have entered into an employment agreement with Mr. Sorkin, our current president and chief executive officer, and previously Mr. Thompson, our former president and chief executive officer.

Our compensation committee recommended these agreements in part to enable us to induce our chief executives to work at a small, dynamic and rapidly growing company where their longer-term compensation would largely depend on future stock appreciation. Our chief executive officer may from time to time have competitive alternatives that may appear to him to be more attractive or less risky than working at Immtech. The change in control and severance benefits also mitigate a potential acquisition of the company, particularly when services of the executive officer may not be required by the acquiring company. A description of the terms of these agreements, including post-employment payments and triggers, is included in the section entitled "Potential Payments Upon Termination or Change in Control."

4. Accounting and Tax Considerations

We select and implement our various elements of compensation for their ability to help us achieve our performance and retention goals and not based on any unique or preferential financial accounting treatment. In this regard, Section 162(m) of the Internal Revenue Code generally sets a limit of $1.0 million on the amount of annual compensation (other than certain enumerated categories of performance-based compensation) that we may deduct for federal income tax purposes. Compensation realized upon the exercise of stock options is considered performance based if, among other requirements, the plan pursuant to which the options are granted has been approved by the a company's stockholders and has a limit on the total number of shares that may be covered by options issued to any plan participant in any specified period. Options granted under our Amended & Restated 2000 Stock Incentive Plan are considered performance based. Therefore any compensation realized upon the exercise of stock options granted under the 2000 Plan will be excluded from the deductibility limits of Section 162(m). While we have not adopted a policy requiring that all compensation be deductible, we consider the consequences of Section 162(m) in designing our compensation practices.

5. Stock Ownership Guidelines

Although we have not adopted any stock ownership guidelines, we believe that our compensation of executive officers, which includes the use of stock options, results in an alignment of interest between these individuals and our stockholders.

B. Report of the Compensation Committee

The compensation committee has reviewed and discussed the Compensation Discussion and Analysis (the "CD&A") for the year ended March 31, 2007 with management. In reliance on the reviews and discussions referred to above, the compensation committee recommended to the board that the CD&A be included in the Annual Report on Form 10-K for the year ended March 31, 2007 for filing with the Securities and Exchange Commission.

By the Compensation Committee of the Board of Directors:

Judy Lau, Compensation Committee Chair

Levi H.K. Lee, M.D., Compensation Committee Member

Donald F. Sinex, Compensation Committee Member

C. Named Executive Officer Compensation

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary $	Bonus $	Stock Awards $	Option Awards $ (2)	Non-equity Incentive Plan Compensation $	Change in Pension Value and NQDC Earnings $	All Other Compensation $	Total $
Eric L. Sorkin[1] Chief Executive Officer and Chairman	2007	0	—	—	$201,465	—	—	—	$201,465
Cecilia Chan Executive Director and Director	2007	$201,234	—	—	$101,656	—	—	—	$302,890
Gary C. Parks Secretary, Treasurer and Chief Financial Officer	2007	$188,431	—	—	$111,760	—	—	—	$300,191
Carol Ann Olson, MD, Ph.D. Senior Vice President and Chief Medical Officer	2007	$223,333	—	—	$200,624	—	—	—	$423,957

(1) Mr. Sorkin became Chief Executive Officer on January 23, 2006 and subsequently became President on May 1, 2006. Mr. Sorkin's direct compensation started April 1, 2007 at an annual rate of $375,000.

(2) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of the stock options granted to each of the named executive officers in 2007 and prior fiscal years, in accordance with SFAS 123(R). The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, please refer to the notes in our financial statements. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

D. Stock Option Grants and Exercises During the Fiscal Year Ended March 31, 2007

The following table sets forth information concerning stock option grants made during the fiscal year ended March 31, 2007, to our executive officers named in the "Summary Compensation Table" above. This information is for illustration purposes only and is not intended to predict the future price of our Common Stock. The actual future value of the options will depend on the market value of the Common Stock.

GRANTS OF PLAN-BASED AWARDS

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards						
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Options Awards: Number of Securities Underlying Options (#) (1)	Exercise or Base Price of Option Awards ($/Sh) (2)	Grant Date Fair Value of Option Awards ($) (3)
Eric L. Sorkin	10/16/06	—	—	—	—	—	—	—	75,000	5.74	362,009
Cecilia Chan	10/16/06	—	—	—	—	—	—	—	75,000	5.74	362,009
Gary C. Parks	10/16/06	—	—	—	—	—	—	—	30,000	5.74	144,803
Carol Ann Olson	10/16/06	—	—	—	—	—	—	—	30,000	5.74	144,803

(1) These options vest and become exercisable in equal monthly installments with the first installment vesting on October 16, 2006. The options expire 10 years from the date of grant on October 16, 2006.

(2) This column shows the exercise price for the stock options granted, which was the closing price of our common stock on October 16, 2006, the date of grant.

(3) This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2007 fiscal year for the fair value of the stock options granted to each of the named executive officers in 2007 in accordance with SFAS 123(R). The amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to the 2006 grants, please refer to the notes in our financial statements. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that will be recognized by the named executive officers.

The following table sets forth certain information with respect to outstanding option and warrant awards of the named executive officers for the fiscal year ended March 31, 2007.

OUTSTANDING EQUITY AWARDS AT MARCH 31, 2007

	Option/Warrant Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options/ Warrants Exercisable (#)(1)	Number of Securities Underlying Unexercised Options/ Warrants Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option/ Warrant Exercise Price ($)	Option/ Warrant Expiration Date (2)	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Eric L. Sorkin	36,923 (3)	0	—	6.47	7/24/2008	—	—	—	—
	173,077 (3)	0	—	6.47	10/12/2008	—	—	—	—
	972	0	—	2.55	12/24/2007	—	—	—	—
	22,000	0	—	14.29	2/2/2014	—	—	—	—
	22,000	0	—	11.03	11/16/2014	—	—	—	—
	12,153	8,681	—	7.85	1/25/2016	—	—	—	—
	15,625	59,325	—	5.74	10/16/2016	—	—	—	—
Cecilia Chan	50,123 (3)	0	—	6.47	7/24/2008	—	—	—	—
	173,077 (3)	0	—	6.47	10/12/2008	—	—	—	—
	22,000	0	—	2.55	12/24/2012	—	—	—	—
	25,000	0	—	21.66	11/6/2013	—	—	—	—
	20,000	0	—	9.41	9/8/2014	—	—	—	—
	15,625	59,325	—	5.74	10/16/2016	—	—	—	—
Gary C. Parks	14,195	0	—	1.74	4/16/2008	—	—	—	—
	10,000	0	—	10.00	7/20/2011	—	—	—	—
	25,000	0	—	2.55	12/24/2012	—	—	—	—
	15,000	0	—	21.66	11/6/2013	—	—	—	—
	15,000	0	—	9.41	9/8/2014	—	—	—	—
	11,667	8,333	—	7.29	1/24/2016	—	—	—	—
	6,250	23,750	—	5.74	10/16/2016	—	—	—	—
Carol Ann Olson	26,666 (4)	13,334 (4)	—	8.38	10/18/2014	—	—	—	—
	17,500	12,500	—	7.29	1/24/2016	—	—	—	—
	6,250	23,750	—	5.74	10/16/2016	—	—	—	—

(1) Except as indicated, the options granted vest and become exercisable in monthly installments over a two year period, commencing on the date of grant.

(2) The options expire on the date shown in this column, which is ten years from the date of grant, with the sole exception of the December 24, 2002 grant of stock options to Mr. Sorkin with a five-year expiration term.

(3) The amount represents the shares of common stock issuable upon exercise of the vested warrants.

(4) The options granted vest and become exercisable ratably over a three year period, commencing on the first anniversary of the date of grant.

OPTION/WARRANT EXERCISES

	Option/Warrant Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Eric L. Sorkin	5,000	(3,550) (1)
	4,000	5,040 (2)
Cecilia Chan	0	
Gary C. Parks	500	630 (2)
Carol Ann Olson	0	

(1) Based on the market value of $5.29 per share, minus the average per share exercise price of $6.00 multiplied by the number of shares underlying the warrant.

(2) Based on the market value of $7.26 per share, minus the average per share exercise price of $6.00 multiplied by the number of shares underlying the warrant.

E. Post-Employment Compensation

1. Employment Agreement with Mr. Sorkin

Upon becoming the Company's Chief Executive Officer in January 2006, Mr. Sorkin elected to provide services to the Company without receiving an annual salary. On December 20, 2006, the Company and Mr. Sorkin entered into an employment agreement pursuant to which Mr. Sorkin was engaged as the Company's President and Chief Executive Officer through March 31, 2007, with annual automatic renewals, unless either party provides not less than 30 days written notice. Mr. Sorkin is entitled to receive an annual cash salary of $375,000 beginning on April 1, 2007. In connection with the employment agreement, he also had the right to receive a stock option to purchase up to 325,000 shares of the Company's common stock for an exercise price equal to $9.01, the closing price of our common stock on the date the agreement was signed, subject to the stockholders approval of a new equity incentive plan. Under the terms of the agreement, Mr. Sorkin also may receive (i) a cash bonus of up to 60% of his base salary beginning with the fiscal year ended March 31, 2008, based on milestones set in the sole discretion of the Compensation Committee or in the discretion of the Compensation Committee together with the other independent members of the board of directors (as directed by the Board). The Agreement was amended and restated in March 2007 at the request of Mr. Sorkin to remove the requirement that he be granted the 325,000 stock options and to provide that he will be eligible for future stock options conditions on the Company's achievements and milestones as determined by the compensation committee and the other independent directors of the Board.

If Mr. Sorkin is terminated without cause (as defined) or resigns for good reason (as defined), then he will be entitled to receive (i) six months severance based on his then current base salary, (ii) benefits for 12 months, (iii) cash bonus on the date he otherwise would have received it, (iv) vesting of all stock options and (v) the right to exercise all of his outstanding stock options through the end of their respective terms. In the event of Mr. Sorkin's death, his estate is entitled to (i) 12 months of base salary, (ii) benefits for 12 months, (iii) vesting of all outstanding stock options, (iv) pro rata share of cash bonus through date of death, and (v) the right to exercise the options through the end of their respective terms. If Mr. Sorkin becomes disabled (as defined) he is entitled to receive (i) 12 months of his base salary (paid out of disability insurance to the extent available), (ii) benefits for 12 months, (iii) pro rata share of cash bonus through the date of disability, (iv) vesting of all outstanding stock options and (v) the right to exercise the stock options through the end of their respective terms. In the event there is a change in control of the Company (as defined), whether or not Mr. Sorkin's employment is terminated, all outstanding stock options will vest.

The following table quantifies the amounts that we would owe Mr. Sorkin upon each of the termination triggers discussed above:

EXECUTIVE PAYMENTS UPON TERMINATION AS OF MARCH 31, 2007

Eric L. Sorkin
Chairman, Chief Executive Officer and President

Executive Benefits and Payments Upon Termination	Disability	Death	Termination without Cause or with Good Reason Prior to CIC or more than 24 months after CIC (1)	CIC Whether or Not Services are Terminated
Severance Payments				
Base Salary	$375,000 (2)	$375,000 (2)	$187,500 (3)	—
Short-Term Incentive	— (4)	— (4)	— (5)	—
Value of Unvested Equity Awards and Accelerated				
Options	286,591 (6)	286,591 (6)	286,591 (6)	286,591 (6)
Total	$ 661,591	$ 661,591	$ 474,091	$ 286,591

(1) "CIC" means change in control, as defined within the employment agreement between Mr. Sorkin and the Company.

(2) 12 months base salary.

(3) 6 months base salary.

(4) Pro rata bonus.

(5) Full cash bonus otherwise payable.

(6) Vesting of all stock options.

F. DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total
Harvey Colten (1)	—	—	—	—	—	—	—
Judy Lau	—	—	—	—	—	—	—
Levi H. K. Lee	—	—	—	—	—	—	—
Donald Sinex	—	—	20,000	—	—	—	
Frederick Wackerle (2)	—	—	—	—	—	—	—

(1) Dr. Colten passed away on May 24, 2007.

(2) Mr. Wackerle did not stand for re-election at the Company's annual meeting of stockholders held on March 2, 2007.

1. Overview of Compensation and Procedures

We generally compensate non-employee directors for their service as a member of the Board of Directors through the grant to each such director of 20,000 options to purchase shares of common stock upon joining the Board. In addition, each non-employee director receives options to purchase 15,000 shares of common stock for each subsequent year of Board service, options to purchase 3,000 shares of common stock for each year of service on each Board committee and options to purchase 1,000 shares of common stock for each Board committee chaired. Such options are generally granted at fair market value on the date of grant, vest ratably over 2 years from the date of grant and expire 10 years from the date of grant. Our practice has been to make these grants after our annual meeting of stockholders. We have not yet made these grants with respect to fiscal year 2007. We also reimburse the directors for out-of-pocket expenses incurred in connection with their service as directors.

G. Compensation Committee Interlocks and Insider Participation

All compensation decisions made for the fiscal year ending March 31, 2007 were made exclusively by the independent directors serving on the Compensation Committee, with respect to our Chief Executive Officer, executive officers and other officers.

The members of the Compensation Committee for the fiscal year ending March 31, 2007 were Messrs. Lau, Colten, and Wackerle, none of whom were officers or employees of Immtech or any of our subsidiaries for the fiscal year ending March 31, 2007 or in any prior year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

A. Principal Stockholders

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of June 4, 2007, by (i) each of our directors and executive officers, (ii) all directors and executive officers as a group and (iii) each person known to be the beneficial owner of more than 5% of our Common Stock.

Name and Address	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock
Eric L. Sorkin[1] c/o Immtech Pharmaceuticals, Inc. One North End Ave. New York, NY 10282	442,587 shares	2.81%
Cecilia Chan[2] c/o Immtech Pharmaceuticals, Inc. One North End Ave. New York, NY 10282	379,770 shares	2.42%
Gary C. Parks[3] c/o Immtech Pharmaceuticals, Inc. 150 Fairway Drive, Ste. 150 Vernon Hills, IL 60061	130,222 shares	0.84%
Carol Ann Olson, MD, Ph.D.[4] c/o Immtech Pharmaceuticals, Inc. 150 Fairway Drive, Ste. 150 Vernon Hills, IL 60061	60,416 shares	0.39%
Judy Lau[5] Room 1002, 10th Floor Jupiter Tower 9 Jupiter Street North Point, Hong Kong	77,875 shares	0.50%
Levi H.K. Lee, MD[6] 1405 Lane Crawford House 70 Queens Road Central, Hong Kong	276,098 shares	1.78%

Name and Address	Number of Shares of Common Stock Beneficially Owned	Percentage of Outstanding Shares of Common Stock
Donald F. Sinex[7]	69,876 shares	0.45%
All executive officers, former officer and directors as a group (7 persons)	1,436,844 shares	9.19%

(1) Includes (i) 62,735 shares of Common Stock; (ii) 20,362 shares of Common Stock issuable upon the conversion of Series A Preferred Stock; (iii) 53,267 shares of Common Stock issuable upon the conversion of Series E Preferred Stock; (iv) 217,500 shares of Common Stock issuable upon the exercise of warrants as follows: vested warrant to purchase 36,923 shares of Common Stock at $6.47 per share by July 24, 2008, vested warrant to purchase 173,077 shares of Common Stock at $6.47 per share by October 12, 2008, and vested warrant to purchase 7,500 shares of Common Stock at $10.00 per share by December 13, 2008; and (v) 88,723 shares of Common Stock issuable upon the exercise of options as follows: vested option to purchase 972 shares of Common Stock at $2.55 per share by December 24, 2007, vested option to purchase 22,000 shares of Common Stock at $14.29 per share by February 1, 2014, vested option to purchase 22,000 shares of Common Stock at $11.03 by November 15, 2014, the vested portion of 15,626 shares of an option to purchase 20,834 shares of Common Stock at $7.85 by January 24, 2016 and the vested portion of 28,125 of an option to purchase 75,000 shares of Common Stock at $5.74 by October 15, 2016.

(2) Includes (i) 53,352 shares of Common Stock; (ii) 5,781 shares of Common Stock issuable upon the conversion of Series B Preferred Stock; (iii) 225,512 shares of Common Stock issuable upon the exercise of warrants as follows: vested warrant to purchase 50,123 shares of Common Stock at $6.47 per share by July 24, 2008, vested warrant to purchase 173,077 shares of Common Stock at $6.47 per share by October 12, 2008, and vested warrant to purchase 2,312 shares of Common Stock at $6.125 per share by September 25, 2007; and (iv) 95,125 shares of Common Stock issuable upon the exercise of options as follows: vested option to purchase 22,000 shares of Common Stock at $2.55 per share by December 24, 2012, vested option to purchase 25,000 shares of Common Stock at $21.66 per share by November 5, 2013, vested option to purchase 20,000 shares of Common Stock at $9.41 per share by September 7, 2014 and the vested portion of 28,125 of an option to purchase 75,000 shares of Common Stock at $5.74 by October 15, 2016.

(3) Includes (i) 22,515 shares of Common Stock; (ii) 2,262 shares of Common Stock issuable upon the conversion of Series A Preferred Stock; and (iii) 105,445 shares of Common Stock issuable upon the exercise of options as follows: vested option to purchase 14,195 shares of Common Stock at $1.74 per share by April 16, 2008, vested option to purchase 10,000 shares of Common Stock at $10.00 per share by July 19, 2011, vested option to purchase 25,000 shares of Common Stock at $2.55 per share by December 24, 2012, vested option to purchase 15,000 shares of Common Stock at $21.66 per share by November 5, 2013, vested option to purchase 15,000 shares of Common Stock at $9.41 per share by September 7, 2014, the vested portion of 15,000 shares of an option to purchase 20,000 shares of Common Stock at $7.29 per share by January 23, 2016 and the vested portion of 11,250 of an option to purchase 30,000 shares of Common Stock at $5.74 by October 15, 2016.

(4) Includes 60,416 shares of Common Stock issuable upon the exercise of options as follows: the vested portion of 26,666 shares of an option to purchase 40,000 shares of Common Stock at $8.38 per share by October 17, 2014, the vested portion of 22,500 shares of an option to purchase 30,000 shares of Common Stock at $7.29 per share by January 23, 2016 and the vested portion of 11,250 of an option to purchase 30,000 shares of Common Stock at $5.74 by October 15, 2016.

(5) Includes 77,875 shares of Common Stock issuable upon the exercise of options as follows: vested option to purchase 20,000 shares of Common Stock at $21.66 per share by November 5, 2013, vested option to purchase 21,000 shares of Common Stock at $14.29 per share by February 1, 2014, vested option to purchase 21,000 shares of Common Stock at $11.03 by November 15, 2014, and the vested portion of 15,875 shares of an option to purchase 21,167 shares of Common Stock at $7.85 by January 24, 2016.

(6) Includes (i) 142,499 shares of Common Stock; (ii) 11,312 shares of Common Stock issuable upon the conversion of Series A Preferred Stock; (iii) 52,037 shares of Common Stock issuable upon the conversion of Series C Preferred Stock; and (iv) 70,250 shares of Common Stock issuable upon the exercise of options as follows: vested option to purchase 20,000 shares of Common Stock at $21.66 per share by November 5, 2013, vested option to purchase 18,000 shares of Common Stock at $14.29 per share by February 1, 2014, vested option to purchase 18,000 shares of Common Stock at $11.03 by November 15, 2014, and the vested portion of 14,250 shares of an option to purchase 19,000 shares of Common Stock at $7.85 by January 24, 2016.

(7) Includes (i) 37,319 shares of Common Stock; (ii) 21,307 shares of Common Stock issuable upon the conversion of Series E Preferred Stock; (iii) 3,750 shares of Common Stock issuable upon the exercise of warrants as follows: vested warrant to purchase 1,250 shares of Common Stock at $10.00 per share by December 13, 2008; and (iv) 7,500 shares of Common Stock issuable upon the exercise of options as follows: the vested portion of 7,500 shares of an option to purchase 20,000 shares of Common Stock at $5.60 by October 22, 2016.

B. Securities Authorized for Issuance under Equity Compensation Plans

The following table provides information as of March 31, 2007, regarding compensation plans (including individual compensation arrangements) under which our equity securities are authorized for issuance.

Plan category (in thousands)	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted average exercise price of outstanding options, warrants and rights[1] (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a)) (c)
Equity compensation plans approved by security holders[2]	1,800,609	$8.92	439,513
Equity compensation plans not approved by security holders[3]	2,303,610	$8.02	
Total	4,104,219	$8.41	439,513

(1) As adjusted for reverse stock splits that occurred on each of July 24, 1998 and January 25, 1999.

(2) This category consists solely of options.

(3) This category consists solely of warrants.

C. Equity Compensation Plans Not Approved by Shareholders

We currently do not have any equity compensation plans that have not received necessary stockholder approval.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

A. Policies and Procedures with Respect to Transactions with Related Persons

The Board of Directors has adopted a policy for the review, approval and ratification of transactions that involve related parties and potential conflicts of interest.

The related party transaction policy applies to each director and executive officer of the Company, any nominee for election as a director, any security holder who is known to own more than five percent of the Company's voting securities, any immediate family member of any of the foregoing persons and any corporation, firm or association in which one or more of the Company's directors are directors or officers, or have a substantial financial interest.

Under the related party transaction policy, a related person transaction is a transaction or arrangement involving a related person in which the Company is a participant or that would require disclosure in the Company's filings with the SEC as a transaction with a related person.

The related persons must disclose to the Audit Committee any potential related person transactions and must disclose all material facts with respect to such interest. All related person transactions will be reviewed by the Audit Committee. In determining whether to approve or ratify a transaction, the Audit Committee will consider the relevant facts and circumstances of the transaction which may include factors such as the relationship of the related person with the Company, the materiality or significance of the transaction to the Company and the business purpose and reasonableness of the transaction, whether the transaction is comparable to a transaction that could be available to the Company on an arms-length basis, and the impact of the transaction on the Company's business and operations.

During the fiscal year ended March 31, 2007, there was no transaction or series of transactions, or any currently proposed transaction, in which the amount involved exceeds $120,000 and in which any director, executive officer, holder of more than 5% of our Common Stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

B. Director Independence

Currently, three of our five directors are independent. Our independent directors are Ms. Lau, Dr. Lee and Mr. Sinex. The Board of Directors has standing Audit, Compensation, and Nominating committees, the members of which are all independent.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee selects our independent registered public accounting firm for each fiscal year. During the fiscal year ended March 31, 2007, Deloitte & Touche LLP was employed primarily to perform the annual audit and to render other services, including audit services related to the Company's internal control reporting to comply with Section 404 of the Sarbanes-Oxley Act. The following table presents the aggregate fees billed for professional services rendered by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") during the fiscal years ended March 31, 2006 and 2007. Other than as set forth below, no professional services were rendered or fees billed by the Deloitte Entities during the fiscal years ended March 31, 2006 and 2007.

	2007	2006
Audit Fees[1]	$218,000	$211,000
Tax Fees[2]	6,000	6,000
Total Fees	$224,000	$217,000

(1) Includes fees and out-of-pocket expenses for the following services: Audit of the consolidated financial statements, quarterly reviews, SEC filings and consents, financial accounting and reporting consultation, and costs in our fiscal year ended March 31, 2007 preparing the 2007 audit requirement for compliance with Section 404 of the Sarbanes-Oxley Act and financial testing.

(2) Includes fees and out-of-pocket expenses for tax compliance, tax planning and advice.

All work performed by the Deloitte Entities as described above has been approved by the Audit Committee prior to the Deloitte Entities' engagement to perform such service. The Audit Committee pre-approves on an annual basis the audit, audit-related, tax and other services to be rendered by the Deloitte Entities based on historical information and anticipated requirements for the following fiscal year. To the extent that our management believes that a new service or the expansion of a current service provided by the Deloitte Entities is necessary, such new or expanded service is presented to the Audit Committee or one of its members for review and approval.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

A. Documents Filed with this Report.

The following documents are filed as part of this Annual Report on Form 10-K:

1. Financial Statements

Our consolidated financial statements required by this item are submitted in a separate section beginning on page F-1 of this report.

2. Financial Statement Schedules

None.

3. Exhibits

The information called for by this paragraph is contained in the Index to Exhibits of this Annual Report on Form 10-K, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMTECH PHARMACEUTICALS, INC.

Date: June 13, 2007

By: /s/ Eric L. Sorkin
Eric L. Sorkin
Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Date
/s/ Eric L. Sorkin Eric L. Sorkin Chief Executive Officer and President (Principal Executive Officer)	June 13, 2007
/s/ Gary C. Parks Gary C. Parks Chief Financial Officer (Principal Financial and Accounting Officer)	June 13, 2007
/s/ Cecilia Chan Cecilia Chan Executive Director and Director	June 13, 2007
/s/ Judy Lau Judy Lau Director	June 13, 2007
/s/ Levi H.K. Lee, MD Levi H.K. Lee, MD Director	June 13, 2007
/s/ Donald F. Sinex Donald F. Sinex Director	June 13, 2007

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
3.1	Amended and Restated Certificate of Incorporation of the Company, dated June 14, 2004 (Form 10-K for fiscal year ended March 31, 2004) *
3.2	Certificate of Correction to Certificate of Incorporation dated December 14, 2005 (Form 8-K, dated December 14, 2005) *
3.3	Certificate of Amendment (Name Change) to Certificate of Incorporation dated March 22, 2006 (Form 8-K, dated March 23, 2006) *
3.4	Certificate of Amendment (Number of Members of the Board of Directors) to Certificate of Incorporation dated April 17, 2007 **
3.5	Certificate of Designation for Series A Convertible Preferred Stock Private Placement, dated February 14, 2002 (Form 8-K, dated February 14, 2002) *
3.6	Certificate of Designation for Series B Convertible Preferred Stock Private Placement, dated September 25, 2002 (Form 8-K, dated September 25, 2002) *
3.7	Certificate of Designation for Series C Convertible Preferred Stock Private Placement, dated June 6, 2003 (Form 8-K, dated June 10, 2003) *
3.8	Certificate of Designation for Series D Convertible Preferred Stock Private Placement, dated January 15, 2004 (Form 8-K, dated January 21, 2004) *

* These items are hereby incorporated by reference from the exhibits of the filing or report indicated (except) where noted, (Commission File No. 001-14907) and are hereby made a part of this Report.

** Filed herewith.

(1) Management compensation contract

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
3.9	Certificate of Designation for Series E Convertible Preferred Stock Private Placement, dated December 13, 2005 (Form 8-K, dated December 14, 2005) *
3.10	Amended and Restated Bylaws of the Company effective as of June 8, 2007 (Form 8-K, dated June 12, 2007) *
4.1	Form of Common Stock Certificate (Form SB-2/A Registration Statement, dated March 30, 1999, File No. 333-64393) *
4.2	Warrant Agreement, dated July 24, 1998, by and between the Company and RADE Management Corporation (Form SB-2/A Registration Statement, dated February 11, 1999, File No. 333-64393) *
4.3	Warrant Agreement, dated October 12, 1998, by and between the Company and RADE Management Corporation (Form SB-2/A Registration Statement, dated February 11, 1999, File No. 333-64393) *
4.8	Stock Purchase Warrant, dated September 25, 2002, for Series B Convertible Preferred Stock Private Placement (Form 8-K, dated September 25, 2002) *
4.11	Stock Purchase Warrant, dated January 15, 2004, for Series D Convertible Preferred Stock Private Placement (Form 8-K, dated January 21, 2004) *
4.13	Stock Purchase Warrant, dated December 13, 2005, for Series E Convertible Preferred Stock Private Placement (Form 8-K, dated December 14, 2005) *
4.18	Form of Stock Purchase Warrant, dated December 14, 2006, issued to Ferris, Baker Watts **
10.1	Letter Agreement, dated January 15, 1997, by and among the Company, Pharm-Eco Laboratories, Inc. and The University of North Carolina at Chapel Hill, as amended (Form SB-2 Registration Statement, File No. 333-64393) *
10.2 (1)	1993 Stock Option and Award Plan (Form SB-2 Registration Statement, File No. 333-64393) *

* These items are hereby incorporated by reference from the exhibits of the filing or report indicated (except) where noted, (Commission File No. 001-14907) and are hereby made a part of this Report.
** Filed herewith.
(1) Management compensation contract

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
10.3 (1)	2000 Stock Option and Award Plan (Definitive Proxy Statement, dated August 25, 2000, File No. 000-25669) *
10.5	Indemnification Agreement, dated June 1, 1998, between the Company and RADE Management Corporation (Form SB-2 Registration Statement, File No. 333-64393) *
10.6	Letter Agreement, dated June 24, 1998, between the Company and Criticare Systems, Inc. (Form SB-2 Registration Statement, File No. 333-64393) *
10.7	Letter Agreement, dated June 25, 1998, between the Company and Criticare Systems, Inc. (Form SB-2 Registration Statement, File No. 333-64393) *
10.8	Amendment, dated January 15, 1999, to Letter Agreement among the Company, Pharm-Eco Laboratories, Inc. and The University of North Carolina at Chapel Hill, as amended (Form SB-2/A Registration Statement, dated February 11, 1999, File No. 333-64393) *
10.9	Office Lease, dated August 26, 1999, by and between the Company and Arthur J. Rogers & Co. (Form 10-K for fiscal year ended March 31, 2000, File No. 000-25669) *
10.10	License Agreement, dated August 25, 1993, by and among the University of North Carolina at Chapel Hill and Pharm-Eco Laboratories, Inc. (Form 10-KSB/A for fiscal year ended March 31, 2001, as amended on July 6, 2001) *
10.11	Assignment Agreement, dated as of March 27, 2001, by and between the Company and Pharm-Eco Laboratories, Inc. (Form 10-KSB/A for fiscal year ended March 31, 2001, as amended on July 6, 2001) *
10.12	Clinical Research Subcontract, dated as of March 29, 2001, by and between The University of North Carolina at Chapel Hill and the Company (Form 10-KSB/A for fiscal year ended March 31, 2001, as amended on July 6, 2001) *
10.14	License Agreement, dated March 10, 1998, by and between the Company and Northwestern University (Form SB-2 Registration Statement, File No. 333-64393) *

* These items are hereby incorporated by reference from the exhibits of the filing or report indicated (except) where noted, (Commission File No. 001-14907) and are hereby made a part of this Report.

** Filed herewith.

(1) Management compensation contract

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
10.15	License Agreement, dated October 27, 1994, by and between the Company and Northwestern University (Form SB-2 Registration Statement, File No. 333-64393) *
10.16	Assignment of Intellectual Properties, dated June 29, 1998, between the Company and Criticare Systems, Inc. (Form SB-2 Registration Statement, File No. 333-64393) *
10.18	Assignment Agreement, dated June 26, 1998, by and between the Company and Criticare Systems, Inc. (Form SB-2 Registration Statement, File No. 333-64393) *
10.19	Assignment Agreement, dated June 29, 1998, by and between the Company and Criticare Systems, Inc. (Form SB-2 Registration Statement, File No. 333-64393) *
10.20	International Patent, Know-How and Technology License Agreement, dated June 29, 1998, by and between the Company and Criticare Systems, Inc. (Form SB-2 Registration Statement, File No. 333-64393) *
10.22	Funding and Research Agreement, dated September 30, 1998, by and among the Company, NextEra Therapeutics, Inc. and Franklin Research Group, Inc. (Form SB-2/A Registration Statement, dated February 11, 1999, File No. 333-64393) *
10.24	Employment Agreement, dated 1998, by and between NextEra and Lawrence Potempa (Form 10-KSB for fiscal year ended March 31, 1999) *
10.29	Amendment, dated January 28, 2002, to License Agreement among the Company, Pharm-Eco Laboratories, Inc. and The University of North Carolina at Chapel Hill, as amended (Form 10-Q for quarter ended December 31, 2001) *
10.35	Share Purchase Agreement and Deed of Indemnity as related to shares in Super Insight Limited, dated November 28, 2003, by and between the Company, Chan Kon Fung and Super Insight Limited (Form 8-K, dated December 2, 2003) *

* These items are hereby incorporated by reference from the exhibits of the filing or report indicated (except) where noted, (Commission File No. 001-14907) and are hereby made a part of this Report.

** Filed herewith.

(1) Management compensation contract

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
10.36	Allonge to the Share Purchase Agreement and Deed of Indemnity as related to shares in Super Insight Limited and Immtech Hong Kong Limited, dated November 28, 2003, by and between the Company, Chan Kon Fung, Lenton Fibre Optics Development Limited, Super Insight Limited, and Immtech Hong Kong Limited (Form 8-K, dated December 2, 2003) *
10.39	Form of First Amendment to Office Lease, dated August 18, 2004, by and between the Company and Arthur J. Rogers & Co. (Form 8-K, dated October 8, 2004) *
10.41	Amended and Restated Consortium License Agreement (Redacted) dated March 24, 2006, among Immtech, The University of North Carolina at Chapel Hill, Auburn University, Duke University and the Georgia State University Research Gates Foundation, Inc. (Form 8-K, dated March 30, 2006) *
10.42	Amended and Restated Clinical Research Subcontract, dated March 28, 2006, between Immtech and The University of North Carolina at Chapel Hill (Form 8-K, dated March 30, 2006) *
10.44 (1)	Form of Incentive Stock Option Agreement (Form 10-Q for quarter ended December 31, 2006) *
10.45 (1)	Form of Non-qualified Stock Option Agreement (Form 10-Q for quarter ended December 31, 2006) *
10.46 (1)	Amended and Restated Employment Agreement between the Company and Eric L. Sorkin dated March 1, 2007 **
10.47	Placement Agency Agreement between the Company and Ferris, Baker Watts, Incorporated dated February 7, 2007 (Form 8-K, dated February 13, 2007)*
21.1	Subsidiaries of Registrant (Form 10-K for fiscal year ended March 31, 2003) *
23.1	Consent of Deloitte & Touche LLP **
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **

* These items are hereby incorporated by reference from the exhibits of the filing or report indicated (except) where noted, (Commission File No. 001-14907) and are hereby made a part of this Report.
** Filed herewith.
(1) Management compensation contract

EXHIBIT NUMBER	DESCRIPTION OF EXHIBIT
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 **
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 **

* These items are hereby incorporated by reference from the exhibits of the filing or report indicated (except) where noted, (Commission File No. 001-14907) and are hereby made a part of this Report.
** Filed herewith.
(1) Management compensation contract

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

Consolidated Financial Statements as of March 31, 2006 and 2007, for the Years Ended March 31, 2005, 2006 and 2007 and for the Period October 15, 1984 (Date of Inception) to March 31, 2007 (Unaudited) and Report of Independent Registered Public Accounting Firm

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Immtech Pharmaceuticals, Inc.:

We have audited the accompanying consolidated balance sheets of Immtech Pharmaceuticals, Inc. (a development stage enterprise) and subsidiaries (the "Company") as of March 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Notes 1 and 8 to the consolidated financial statements, effective April 1, 2006, the Company changed its method for share-based compensation to adopt Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payment.*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 8, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/Deloitte & Touche LLP

Milwaukee, WI
June 8, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Immtech Pharmaceuticals, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Immtech Pharmaceuticals, Inc. (a development stage enterprise) and subsidiaries (the "Company") maintained effective internal control over financial reporting as of March 31, 2007, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of March 31, 2007, is fairly stated, in all material respects, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2007, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2007 of the Company and our report dated June 8, 2007, expressed an unqualified opinion on those financial statements, and included an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) Statement No. 123 (revised 2004), *Share-Based Payment.*

/s/Deloitte & Touche LLP

Milwaukee, WI
June 8, 2007

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2006 AND 2007

ASSETS	2006	2007
CURRENT ASSETS:		
Cash and cash equivalents	$14,137,867	$12,461,795
Restricted funds on deposit	530,186	3,118,766
Other current assets	193,059	98,627
Total current assets	14,861,112	15,679,188
PROPERTY AND EQUIPMENT - Net	171,799	140,263
PREPAID RENT	3,384,166	3,309,240
OTHER ASSETS	137,341	15,477
TOTAL ASSETS	$18,554,418	$19,144,168

See notes to consolidated financial statements.

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

LIABILITIES AND STOCKHOLDERS' EQUITY	2006	2007
CURRENT LIABILITIES:		
Accounts payable	$2,328,965	$2,585,395
Accrued expenses	226,749	375,925
Deferred revenue	395,779	1,726,673
Total current liabilities	2,951,493	4,687,993
Total liabilities	2,951,493	4,687,993
STOCKHOLDERS' EQUITY:		
Preferred stock, par value $0.01 per share, 3,913,000 shares authorized and unissued as of March 31, 2006 and 2007		
Series A convertible preferred stock, par value $0.01 per share, stated value $25 per share, 320,000 shares authorized, 58,400 and 55,500 shares issued and outstanding as of March 31, 2006 and 2007, respectively; aggregate liquidation preference of $1,499,785 and $1,425,283 as of March 31, 2006 and 2007, respectively	1,499,785	1,425,283
Series B convertible preferred stock, par value $0.01 per share, stated value $25 per share, 240,000 shares authorized, 13,464 shares issued and outstanding as of March 31, 2006 and 2007; aggregated liquidation preference of $348,621 as of March 31, 2006 and 2007	348,621	348,621
Series C convertible preferred stock, par value $0.01 per share, stated value $25 per share, 160,000 shares authorized, 45,536 shares outstanding as of March 31, 2006, and 2007; aggregate liquidation preference of $1,180,345 as of March 31, 2006 and 2007	1,180,345	1,180,345
Series D convertible preferred stock, par value $0.01 per share, stated value $25 per share, 200,000 shares authorized, 117,200 shares outstanding as of March 31, 2006 and 2007; aggregate liquidation preference of $3,010,914 as of March 31, 2006 and 2007	3,010,914	3,010,914
Series E convertible preferred stock, par value $0.01 per share, stated value $25 per share, 167,000 shares authorized, 156,600 and 110,200 shares outstanding as of March 31, 2006 and 2007, respectively; aggregate liquidation preference of $3,975,528 and $2,831,116 as of March 31, 2006 and 2007, respectively	3,975,528	2,831,116
Common stock, par value $0.01 per share, 100,000,000 shares authorized, 13,758,506 and 15,333,221 shares issued and outstanding as of March 31, 2006 and 2007, respectively	137,585	153,332
Additional paid-in capital	94,292,235	106,031,851
Deficit accumulated during the developmental stage	(88,842,088)	(100,525,287)
Total stockholders' equity	15,602,925	14,456,175
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$18,554,418	$19,144,168

See notes to consolidated financial statements.

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED MARCH 31, 2005, 2006 AND 2007 AND THE PERIOD
OCTOBER 15, 1984 (DATE OF INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

	Years Ended March 31,			October 15, 1984 (Inception) to March 31,
	2005	2006	2007	2007
REVENUES	$5,930,696	$3,575,042	$4,318,013	$25,082,753
EXPENSES:				
Research and development	7,309,102	9,680,184	8,760,379	60,113,933
General and administrative	12,190,228	9,631,018	9,094,557	63,977,357
Other (see note 10)			(1,874,454)	(1,874,454)
Equity in loss of joint venture				135,002
Total expenses	19,499,330	19,311,202	15,980,482	122,351,838
LOSS FROM OPERATIONS	(13,568,634)	(15,736,160)	(11,662,469)	(97,269,085)
OTHER INCOME (EXPENSE):				
Interest income	135,470	210,725	529,844	1,474,031
Interest expense				(1,129,502)
Loss on sales of investment securities - net				(2,942)
Cancelled offering costs				(584,707)
Gain on extinguishment of debt				1,427,765
Other income (expense) - net	135,470	210,725	529,844	1,184,645
NET LOSS	(13,433,164)	(15,525,435)	(11,132,625)	(96,084,440)
CONVERTIBLE PREFERRED STOCK DIVIDENDS AND CONVERTIBLE PREFERRED STOCK PREMIUM DEEMED DIVIDENDS	(579,816)	(764,275)	(550,574)	(6,810,746)
REDEEMABLE PREFERRED STOCK CONVERSION, PREMIUM AMORTIZATION AND DIVIDENDS				2,369,899
NET LOSS ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(14,012,980)	$(16,289,710)	$(11,683,199)	$(100,525,287)
BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS:				
Net loss	$(1.27)	$(1.31)	$(0.78)	
Convertible preferred stock dividends and convertible preferred stock premium deemed dividends	(0.05)	(0.06)	(0.04)	
BASIC AND DILUTED NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS	$(1.32)	$(1.37)	$(0.82)	
WEIGHTED AVERAGE SHARES USED IN COMPUTING BASIC AND DILUTED NET LOSS PER SHARE	10,606,917	11,852,630	14,207,048	

See notes to consolidated financial statements.

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2005, 2006 AND 2007 AND THE PERIOD
OCTOBER 15, 1984 (DATE OF INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock Issued and Outstanding	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficiency in Assets)
	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount						
October 15, 1984 (Inception)																
Issuance of common stock to founders											113,243	$1,132	$24,868			$26,000
Balance, March 31, 1985											113,243	1,132	24,868			26,000
Issuance of common stock											85,368	854	269,486			270,340
Net loss														$(209,569)		(209,569)
Balance, March 31, 1986											198,611	1,986	294,354	(209,569)		86,771
Issuance of common stock											42,901	429	285,987			286,416
Net loss														(47,486)		(47,486)
Balance, March 31, 1987											241,512	2,415	580,341	(257,055)		325,701
Issuance of common stock											4,210	42	28,959			29,001
Net loss														(294,416)		(294,416)
Balance, March 31, 1988											245,722	2,457	609,300	(551,471)		60,286
Issuance of common stock											62,792	628	569,372			570,000
Provision for compensation													489,975			489,975
Net loss														(986,746)		(986,746)
Balance, March 31, 1989											308,514	3,085	1,668,647	(1,538,217)		133,515
Issuance of common stock											16,478	165	171,059			171,224
Provision for compensation													320,980			320,980
Net loss														(850,935)		(850,935)
Balance, March 31, 1990											324,992	3,250	2,160,686	(2,389,152)		(225,216)
Issuance of common stock											218	2	1,183			1,185
Provision for compensation													6,400			6,400
Net loss														(163,693)		(163,693)
Balance, March 31, 1991											325,210	3,252	2,168,269	(2,552,845)		(381,324)
Issuance of common stock											18,119	181	85,774			85,955
Provision for compensation													864,496			864,496
Issuance of stock options in exchange for cancellation of indebtedness													57,917			57,917
Net loss														(1,479,782)		(1,479,782)
Balance, March 31, 1992											343,329	3,433	3,176,456	(4,032,627)		(852,738)
Issuance of common stock											195,790	1,958	66,839			68,797
Provision for compensation													191,502			191,502
Net loss														(1,220,079)		(1,220,079)
Balance, March 31, 1993											539,119	5,391	3,434,797	(5,252,706)		(1,812,518)
Issuance of common stock											107,262	1,073	40,602			41,675
Provision for compensation													43,505			43,505
Net loss														(2,246,426)		(2,246,426)
Balance, March 31, 1994											646,381	6,464	3,518,904	(7,499,132)		(3,973,764)
Net loss														(1,661,677)		(1,661,677)
Balance, March 31, 1995											646,381	6,464	3,518,904	(9,160,809)		(5,635,441)
Issuance of common stock for compensation											16,131	161	7,339			7,500
Net loss														(1,005,962)		(1,005,962)
Balance, March 31, 1996											662,512	6,625	3,526,243	(10,166,771)		(6,633,903)
Issuance of common stock											12,986	130	5,908			6,038
Provision for compensation - employees													45,086			45,086
Provision for compensation - nonemployees													62,343			62,343

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock					
	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficiency in Assets)
Issuance of warrants to purchase common stock													80,834			80,834
Net loss														(1,618,543)		(1,618,543)
Balance, March 31, 1997											675,498	6,755	3,720,414	(11,715,314)		(8,058,145)
Exercise of options											68,167	682	28,862			29,544
Provision for compensation - employees													50,680			50,680
Provision for compensation - nonemployees													201,696			201,696
Contributed capital - common stockholders													231,734			231,734
Net loss														(1,477,132)		(1,477,132)
Balance, March 31, 1998											743,663	7,437	4,233,386	(13,262,446)		(9,021,623)
Issuance of common stock under private placement offering											575,000	5,750	824,907			830,657
Exercise of options											40,650	406	12,944			13,350
Provision for compensation - nonemployees													2,426,000			2,426,000
Issuance of common stock to Criticare											86,207	862	133,621			134,483
Conversion of Criticare debt to common stock											180,756	1,808	856,485			858,293
Conversion of debt to common stock											424,222	4,242	657,555			661,797
Conversion of redeemable preferred stock to common stock											1,195,017	11,950	1,852,300	3,713,334		5,577,584
Net loss														(1,929,003)		(1,929,003)
Balance, March 31, 1999											3,245,517	32,455	10,997,198	(11,478,115)		(448,462)
Comprehensive loss:																
Net loss														(11,433,926)		(11,433,926)
Other comprehensive loss:																
Unrealized loss on investment securities available for sale															$(1,178)	(1,178)
Comprehensive loss																(11,435,104)
Issuance of common stock under initial public offering, less offering costs of $513,000											1,150,000	11,500	9,161,110			9,172,610
Exercise of options and warrants											247,420	2,474	424,348			426,822
Provision for compensation – nonemployees													509,838			509,838
Issuance of common stock for compensation - nonemployees											611,250	6,113	6,106,387			6,112,500
Issuance of common stock for accrued interest											28,147	281	281,189			281,470
Balance, March 31, 2000											5,282,334	52,823	27,480,070	(22,912,041)	(1,178)	4,619,674
Comprehensive loss:																
Net loss														(9,863,284)		(9,863,284)
Other comprehensive income (loss):																
Unrealized loss on investment securities available for sale															(1,764)	(1,764)
Reclassification adjustment for loss included in net loss															2,942	2,942
Comprehensive loss																(9,862,106)
Issuance of common stock under private placement offering											584,250	5,843	4,299,806			4,305,649
Exercise of options											88,661	886	41,922			42,808
Provision for compensation - nonemployees													1,739,294			1,739,294
Contributed capital - common stockholder													13,825			13,825
Balance, March 31, 2001											5,955,245	59,552	33,574,917	(32,775,325)		859,144
Net loss														(3,323,110)		(3,323,110)
Issuance of Series A convertible preferred stock under private placement offerings, less cash offering costs of $153,985	160,100	$4,002,500											754,550	(908,535)		3,848,515
Issuance of common stock as offering costs under private placement offerings											60,000	600	(600)			
Accrual of preferred stock dividends		29,400												(29,400)		

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficiency in Assets)
	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount				
Exercise of options											51,214	512	18,972			19,484
Provision for compensation - nonemployees													332,005			332,005
Balance, March 31, 2002	160,100	4,031,900									6,066,459	60,664	34,679,844	(37,036,370)		1,736,038
Net loss														(4,679,069)		(4,679,069)
Issuance of Series B convertible preferred stock under private placement offerings, less cash offering costs of $58,792			76,725	$1,918,125									90,640	(149,432)		1,859,333
Issuance of common stock for services provided in connection with private placement offerings											290,000	2,900	942,200			945,100
Conversion of convertible preferred stock to common stock	(17,300)	(437,396)	(20,000)	(515,671)							228,448	2,285	950,758			(24)
Accrual of preferred stock dividends		226,210		76,227										(302,437)		
Payment of preferred stock dividends		(152,709)		(8,714)							45,529	456	160,657			(310)
Issuance of common stock for land-use rights acquisition											1,260,000	12,600	2,986,200			2,998,800
Issuance of common stock and warrants for services											8,333	83	89,042			89,125
Exercise of options											217	2	126			128
Provision for compensation - nonemployees													243,150			243,150
Balance, March 31, 2003	142,800	3,668,005	56,725	1,469,967							7,898,986	78,990	40,142,617	(42,167,308)		3,192,271
Net loss														(12,845,813)		(12,845,813)
Issuance of Series C convertible preferred stock under private placement offerings, less offering costs of $1,685,365 (including cash of $289,000)					125,352	3,133,800							(565,088)	(1,120,277)		1,448,435
Issuance of Series D convertible preferred stock under private placement offerings, less cash offering costs of $428,919							200,000	5,000,000					1,544,368	(1,973,287)		4,571,081
Issuance of common stock for services provided in connection with private placement offerings											220,000	2,200	1,394,800			1,397,000
Conversion of convertible preferred stock to common stock	(62,000)	(1,566,440)	(36,800)	(939,231)	(53,048)	(1,344,792)					887,817	8,878	3,841,327			(258)
Accrual of preferred stock dividends		147,311		53,533		175,157		56,712						(432,713)		
Payment of preferred stock dividends		(173,626)		(68,176)		(89,979)					44,398	443	330,197			(1,141)
Exercise of warrants											559,350	5,594	4,468,572			4,474,166
Issuance of common stock and warrants for services – nonemployees											201,667	2,017	7,231,835			7,233,852
Exercise of options											23,068	231	10,361			10,592
Provision for compensation - nonemployees													267,500			267,500
Balance, March 31, 2004	80,800	2,075,250	19,925	516,093	72,304	1,874,186	200,000	5,056,712			9,835,286	98,353	58,666,489	(58,539,398)		9,747,685
Net loss														(13,433,164)		(13,433,164)
Conversion of convertible preferred stock to common stock	(20,400)	(521,960)			(11,852)	(301,463)	(39,720)	(1,016,645)			295,813	2,959	1,837,011			(98)
Accrual of preferred stock dividends		112,758		39,849		130,988		296,220						(579,816)		
Payment of preferred stock dividend		(114,883)		(39,849)		(136,735)		(218,630)			42,878	429	507,934			(1,734)
Exercise of warrants											235,390	2,354	1,893,482			1,895,836
Extension of warrants													4,841,245			4,841,245
Issuance of common stock for secondary offering, less offering costs of $337,803											899,999	8,990	8,324,687			8,333,687
Exercise of options											23,000	230	21,870			22,100
Provision for compensation - nonemployees													335,412			335,412
Balance, March 31, 2005	60,400	1,551,165	19,925	516,093	60,452	1,566,976	160,280	4,117,657			11,332,366	113,324	76,428,132	(72,552,378)		11,740,969
Net loss														(15,525,435)		(15,525,435)
Conversion of convertible preferred stock to common stock	(2,000)	(51,868)	(6,461)	(163,249)	(14,916)	(375,903)	(43,080)	(1,095,429)	(4,000)	(101,611)	272,428	2,724	1,784,435			(101)
Accrual of preferred stock dividends		88,784		34,423		96,222		196,707		62,139				(478,275)		

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Series D Convertible Preferred Stock		Series E Convertible Preferred Stock		Common Stock					
	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Issued and Outstanding	Amount	Common Stock Issued and Outstanding	Amount	Additional Paid-in Capital	Deficit Accumulated During the Development Stage	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficiency in Assets)
Accrual of preferred stock dividends		88,784		34,423		96,222		196,707		62,139				(478,275)		
Payment of preferred stock dividend		(89,096)		(38,646)		(106,950)		(208,021)			37,812	378	441,187			(1,148)
Exercise of warrants											60,000	600	429,950			430,550
Repricing of warrants													125,042			125,042
Issuance of Series E convertible preferred stock under private placement offerings, less cash offering costs of $53,930									160,600	4,015,000			232,070	(286,000)		3,961,070
Issuance of common stock for secondary offering, less offering costs of $166,554											2,000,000	20,000	14,693,373			14,713,373
Issuance of common stock for services – nonemployees											2,000	20	25,800			25,820
Exercise of options											53,900	539	79,563			80,102
Provision for compensation - nonemployees													52,683			52,683
Balance, March 31, 2006	58,400	1,499,785	13,464	348,621	45,536	1,180,345	117,200	3,010,914	156,600	3,975,528	13,758,506	137,585	94,292,235	(88,842,088)		15,602,925
Net loss														(11,132,625)		(11,132,625)
Conversion of convertible preferred stock to common stock	(2,900)	(73,480)							(46,400)	(1,163,731)	181,812	1,818	1,235,370			(23)
Accrual of preferred stock dividends		84,773		26,928		91,072		175,800		172,001				(550,574)		
Payment of preferred stock dividends		(85,795)		(26,928)		(91,072)		(175,800)		(152,682)	84,318	843	530,679			(755)
Exercise of warrants											150,500	1,505	901,435			902,940
Issuance of common stock for secondary offering, less cash offering costs of $635,574											1,000,000	10,000	6,104,426			6,114,426
Exercise of options											68,085	681	17,163			17,844
Stock based compensation											90,000	900	2,950,543			2,951,443
Balance, March 31, 2007	55,500	$1,425,283	13,464	$348,621	45,536	$1,180,345	117,200	$3,010,914	110,200	$2,831,116	15,333,221	$153,332	$106,031,851	$(100,525,287)		$14,456,175

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2005, 2006 AND 2007 AND THE PERIOD
OCTOBER 15, 1984 (DATE OF INCEPTION) TO MARCH 31, 2007 (UNAUDITED)

	Years Ended March 31,			October 15, 1984 (Inception) to March 31,
	2005	2006	2007	2007
OPERATING ACTIVITIES:				
Net loss	$(13,433,164)	$(15,525,435)	$(11,132,625)	$(96,084,440)
Adjustments to reconcile net loss to net cash used in operating activities:				
Compensation recorded related to issuance of common stock, common stock options and warrants	5,176,655	203,545	2,951,443	30,692,970
Depreciation and amortization of property and equipment	128,706	155,273	152,274	1,188,694
Deferred rental obligation	(14,413)			
(Gain)/Loss on disposal of fixed assets			5,982	5,982
Equity in loss of joint venture				135,002
Loss on sales of investment securities - net				2,942
Amortization of debt discounts and issuance costs				134,503
Gain on extinguishment of debt				(1,427,765)
Changes in assets and liabilities:				
Other current assets	(28,124)	(104,956)	94,432	(98,627)
Other assets	(1,117)	(120,747)	121,864	(15,477)
Accounts payable	1,076,312	282,345	256,430	2,912,930
Accrued expenses	151,317	53,050	149,176	1,038,938
Deferred revenue	(516,307)	(919,007)	1,330,894	1,726,673
Net cash used in operating activities	(7,460,135)	(15,975,932)	(6,070,130)	(59,787,675)
INVESTING ACTIVITIES:				
Purchase of property and equipment	(174,095)	(55,634)	(51,794)	(1,617,249)
Restricted funds on deposit	110,849	1,513,893	(2,588,580)	(3,118,766)
Advances to Joint Venture				(135,002)
Proceeds from maturities of investments				1,800,527
Purchases of investment securities				(1,803,469)
Net cash provided by (used in) investing activities	(63,246)	1,458,259	(2,640,374)	(4,873,959)
FINANCING ACTIVITIES:				
Net advances from stockholders and affiliates				985,172
Proceeds from issuance of notes payable				2,645,194
Principal payments on notes payable				(218,119)
Payments for debt issuance costs				(53,669)
Payments for extinguishment of debt				(203,450)
Net proceeds from issuance of redeemable preferred stock				3,330,000
Net proceeds from issuance of convertible preferred stock and warrants		3,961,070		17,085,434
Payments for convertible preferred stock dividends and for fractional shares of common stock resulting from the conversions of convertible preferred stock	(1,832)	(1,249)	(778)	(5,592)
Net proceeds from issuance of common stock	10,251,624	15,224,025	7,035,210	53,312,900
Additional capital contributed by stockholders				245,559
Net cash provided by financing activities	10,249,792	19,183,846	7,034,432	77,123,429
NET INCREASE(DECREASE) IN CASH AND CASH EQUIVALENTS	2,726,411	4,666,173	(1,676,072)	12,461,795
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	6,745,283	9,471,694	14,137,867	
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$9,471,694	$14,137,867	$12,461,795	$12,461,795

SUPPLEMENTAL CASH FLOW INFORMATION (Note 12)

IMMTECH PHARMACEUTICALS, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED MARCH 31, 2005, 2006 AND 2007.

1. COMPANY BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business – Immtech Pharmaceuticals, Inc. (a development stage enterprise) along with its subsidiaries (the "Company") is a pharmaceutical company working to commercialize oral drugs to treat infectious diseases, and the Company is expanding its targeted markets by applying its proprietary pharmaceutical platform to treat other disorders. Immtech has advanced clinical programs that include new oral treatments for Pneumocystis pneumonia ("PCP"), malaria, and trypanosomiasis ("African sleeping sickness"), and a well-defined, expanding library of compounds targeting fungal infections, HCV and other serious diseases. Immtech holds an exclusive worldwide license to certain patents and patent applications related to technology and products derived from a proprietary pharmaceutical platform. The Company has worldwide rights to commercialize and sublicense such patented technology, including a large library of well-defined compounds from which a pipeline of therapeutic products could be developed.

The Company holds worldwide patents and patent applications, and licenses and rights to license technology, primarily from a scientific consortium that has granted to the Company exclusive rights to commercialize products from, and license rights to the technology. The scientific consortium includes scientists from The University of North Carolina at Chapel Hill ("UNC-CH"), Georgia State University ("Georgia State"), Duke University ("Duke University") and Auburn University ("Auburn University") (collectively, the "Scientific Consortium"). The Company is a development stage enterprise and, since its inception on October 15, 1984, has engaged in research and development programs, expanded its network of scientists and scientific advisors and licensing technology agreements, and work to commercialize the aromatic cation pharmaceutical technology platform (the Company acquired its rights to the aromatic cation technology platform in 1997 and promptly thereafter commenced development of its current programs). The Company uses the expertise and resources of strategic partners and third parties in a number of areas, including: (i) laboratory research, (ii) animal and human trials and (iii) manufacture of pharmaceutical drugs.

The Company does not have any products currently available for sale, and no products are expected to be commercially available for sale until after March 31, 2008, if at all.

Since inception, the Company has incurred accumulated net losses of approximately $96,084,000. Management expects the Company will continue to incur significant losses during the next several years as the Company continues development activities, clinical trials and commercialization efforts. In addition, the Company has various research and development agreements with third parties and is dependent upon such parties' abilities to perform under these agreements. There can be no assurance that the Company's activities will lead to the development of commercially viable products. The Company's operations to date have consumed substantial amounts of cash. The negative cash flow from operations is expected to continue in the foreseeable future. The Company believes it will require substantial additional funds to commercialize its drug candidates. The Company's cash requirements may vary materially from those now planned when and if the following become known: results of research and development efforts, results of clinical testing, responses to grant requests, formation and development of relationships with strategic partners, changes in the focus and direction of development programs, competitive and technological advances, requirements in the regulatory process and other factors. Changes in circumstances in any of the above areas may require the Company to allocate substantially more funds than are currently available or than management intends to raise.

Management believes the Company's existing unrestricted cash and cash equivalents, and the grants received or awarded and awaiting disbursement of, will be sufficient to meet the Company's planned expenditures through at least the next twelve months, although there can be no assurance the Company will not require additional funds. Management may seek to satisfy future funding requirements through public or private offerings of securities, by collaborative or other arrangements with pharmaceutical or biotechnology companies or from other sources or by issuance of debt.

The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient funds to meet its obligations as they become due, complete the development and commercialization of drug candidates and, ultimately, to generate sufficient revenues for profitable operations. Management's plans for the forthcoming year, in addition to normal operations, include continuing financing efforts, obtaining additional research grants and entering into research and development agreements with other entities.

Principles of Consolidation – The consolidated financial statements include the accounts of Immtech Pharmaceuticals, Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents – The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of an amount on deposit at a bank and an investment in a money market mutual fund, stated at cost, which approximates fair value.

Restricted Funds on Deposit – Restricted funds on deposit consist of cash in two accounts on deposit at a bank which are restricted for use in accordance with (i) a clinical research subcontract agreement with UNC-CH and (ii) a malaria drug development agreement with Medicines for Malaria Venture ("MMV").

Concentration of Credit Risk – The Company maintains its cash in commercial banks. Balances on deposit are insured by the Federal Deposit Insurance Corporation ("FDIC") up to specified limits.

Investment – The Company accounts for its investment in NextEra Therapeutics, Inc. ("NextEra") on the equity method. As of March 31, 2006 and 2007, according to NextEra's disclosure, the Company owned approximately 28% of the issued and outstanding shares of NextEra common stock. The Company has recognized an equity loss in NextEra to the extent of the basis of its investment, and the investment balance is zero as of March 31, 2006 and 2007. Recognition of any investment income on the equity method by the Company for its investment in NextEra will occur only after NextEra has earnings in excess of previously unrecognized equity losses. The Company does not provide, and has not provided, any financial guarantees to NextEra.

Property and Equipment – Property and equipment are recorded at cost and depreciated and amortized using the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years. Leasehold improvements are amortized over the lesser of the life of the related lease or their useful life.

Prepaid Rent – Prepaid rent relates to land use rights that the company has recorded at cost and amortized using the straight line method over the estimated useful life of fifty years.

Long-Lived Assets – The Company periodically evaluates the carrying value of its property and equipment. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected future undiscounted cash flows is less than the carrying amount of an asset, a loss is recognized for the asset which is measured by the difference between the fair value and the carrying value of the asset.

Deferred Rental Obligation – Rental obligations with scheduled rent increases are recognized on a straight-line basis over the lease term.

Revenue Recognition – Grants to perform research are the Company's primary source of revenue and are generally granted to support research and development activities for specific projects or drug candidates. Revenue related to grants to perform research and development is recognized as earned based on the performance requirements of the specific grant. Upfront cash payments from research and development grants are reported as deferred revenue until such time as the research and development activities covered by the grant are performed.

Research and Development Costs – Research and development costs are expensed as incurred and include costs associated with research performed pursuant to collaborative agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities that conduct certain research activities on the Company's behalf.

Income Taxes – The Company accounts for income taxes using an asset and liability approach. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. In addition, a valuation allowance is recognized if it is more likely than not that some or all of the deferred income tax assets will not be realized. A valuation allowance is used to offset the related deferred income tax assets due to uncertainties of realizing the benefits of certain net operating loss and tax credit carry-forwards and other deferred income tax assets.

Net Income (Loss) Per Share – Net income (loss) per share is calculated in accordance with Statement of Financial Accounting Standard ("SFAS") No. 128, "Earnings Per Share." Basic net income (loss) and diluted net income (loss) per share are computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding. Diluted net income per share, when applicable, is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding increased by the number of potential dilutive common shares based on the treasury stock method. Diluted net loss per share was the same as the basic net loss per share for the years ended March 31, 2005, 2006 and 2007, as none of the Company's outstanding common stock options, warrants and the conversion features of Series A, B, C, D and E Convertible Preferred Stock were dilutive.

Stock-Based Compensation – Effective April 1, 2006, the Company adopted SFAS No. 123(R), "*Share-Based Payment,*" using the modified prospective method. SFAS No. 123(R) requires entities to recognize the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The cost, based on the estimated number of awards that are expected to vest, will be recognized over the period during which the employee is required to provide the services in exchange for the award. No compensation cost is recognized for awards for which employees do not render the requisite service. Upon adoption, the grant-date fair value of employee share options and similar instruments was estimated using the Black-Scholes valuation model. The Black-Scholes valuation requires the input of highly subjective assumptions, including the expected life of the stock-based award and stock price volatility. The assumptions used are management's best estimates, but the estimates involve inherent uncertainties and the application of management judgment. As a result, if other assumptions had been used, the recorded and pro forma stock-based compensation expense could have been materially different from that depicted in the financial statements.

Fair Value of Financial Instruments – The Company believes that the carrying amount of its financial instruments (cash and cash equivalents, restricted funds on deposit, accounts payable and accrued expenses) approximates the fair value of such instruments as of March 31, 2006 and 2007 based on the short-term nature of the instruments.

Segment Reporting – The Company is a development stage pharmaceutical company that operates as one segment.

Comprehensive Loss – There were no differences between comprehensive loss and net loss for the years ended March 31, 2005, 2006, and 2007.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

New Accounting Standard – On July 13, 2006, the FASB issued Interpretation No. 48 ("FIN No. 48") *"Accounting for Uncertainty in Income Taxes: an Interpretation of FASB Statement No. 109."* This interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS No. 109, *"Accounting for Income Taxes."* FIN No. 48 prescribes a recognition threshold and measurement principles for financial statement disclosure of tax positions taken or expected to be taken on a tax return. This interpretation is effective for fiscal years beginning after December 15, 2006. FIN 48 is effective for us in fiscal year 2008. The Company has assessed the impact of the adoption of this statement and found that it is not material.

New Accounting Standard – In September 2006, the FASB issued Statement No. 157 ("SFAS 157"), *"Fair Value Measurements."* SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for us in fiscal year 2009. The Company is currently assessing the impact of the adoption of this statement.

New Accounting Standard – In February 2007, the FASB issued Statement No. 159 ("SFAS 159"), *"Fair Value Option for Financial Assets and Financial Liabilities."* SFAS 159 establishes the irrevocable option to elect to carry certain financial assets and liabilities at fair value, with changes in fair value recorded in earnings. SFAS 159 is effective for us in fiscal year 2009. The Company is currently assessing the impact of the adoption of this statement.

2. RECAPITALIZATION, PRIVATE PLACEMENTS, INITIAL PUBLIC OFFERING AND SECONDARY PUBLIC OFFERING

On July 24, 1998 (the "Effective Date"), the Company completed a recapitalization (the "Recapitalization") pursuant to which, among other items: (i) the Company's debt holders converted approximately $3,151,000 in stockholder advances, notes payable and related accrued interest and accounts payable into 604,978 shares of common stock and approximately $203,000 in cash (see Note 11); (ii) the Company's Series A Redeemable Preferred stockholders converted 1,794,550 shares of Series A Redeemable Preferred Stock into 578,954 shares of common stock (see Note 11) and (iii) the Company's Series B Redeemable Preferred stockholders converted 1,600,000 shares of Series B Redeemable Preferred Stock into 616,063 shares of common stock (see Note 11).

Contemporaneously with the completion of the Recapitalization, the Company issued and sold 575,000 shares of common stock at $1.74 per share, or $1,000,000 in the aggregate, to certain accredited investors pursuant to private placements. The placement agent, New China Hong Kong Securities Limited ("NCHK"), received $50,000 and warrants to purchase 75,000 shares of the Company's common stock at $0.10 per share for services and expense reimbursed. RADE Management Corporation ("RADE") received warrants to purchase 225,000 shares of the Company's common stock at $0.10 per share, which was subsequently amended on April 22, 1999 to increase the exercise price from $0.10 per share to $6.47 per share, for RADE's services in the Recapitalization. RADE subleases an office facility to the Company for which the

Company pays rent directly to RADE's landlord on RADE's behalf (see Note 9). During the years ended March 31, 2005, 2006, and 2007, the Company paid approximately $124,000, $120,000 and $122,000 respectively, for the use of the office facility.

On April 26, 1999, the Company issued 1,150,000 shares of common stock in an initial public stock offering resulting in net proceeds of approximately $9,173,000. Costs incurred of approximately $513,000 and warrants to purchase 100,000 shares of common stock issued to the underwriters for their services in the initial public offering were netted from the proceeds of the offering .

On December 8, 2000, the Company completed a private placement offering which raised approximately $4,306,000 of additional equity capital through the issuance of 584,250 shares of common stock.

In February 2002, the Company completed private placement offerings which raised approximately $3,849,000 of additional equity capital (net of approximately $154,000 of cash offering costs) through the issuance of 160,100 shares of Series A Convertible Preferred Stock, and five-year warrants to purchase 400,250 shares of the Company's common stock at an exercise price of $6.00 per share (see Note 8).

In September and October 2002, the Company completed private placement offerings which raised approximately $1,859,000 of additional equity capital (net of approximately $59,000 of cash offering costs) through the issuance of 76,725 shares of Series B Convertible Preferred Stock and five-year warrants to purchase 191,812 shares of the Company's common stock at an exercise price of $6.125 per share (see Note 8).

In June 2003, the Company completed private placement offerings which raised approximately $2,845,000 of additional equity capital (net of approximately $289,000 of cash offering costs) through the issuance of 125,352 shares of Series C Convertible Preferred Stock. Total cash and non-cash offering costs with respect to the issuance of the Series C Convertible Preferred Stock was approximately $1,685,000 (see Note 8).

In January 2004, the Company completed private placement offerings which raised approximately $4,571,000 of additional equity capital (net of approximately $429,000 of cash offering costs) through the issuance of 200,000 shares of Series D Convertible Preferred Stock and warrants to purchase 200,000 shares of the Company's common stock at an exercise price of $16.00 per share. The warrants expire five years from the date of grant (see Note 8).

In July 2004, the Company completed a secondary public offering of its common stock which raised approximately $8,334,000 of additional equity capital (net of approximately $338,000 of cash offering costs) through the issuance of 899,999 shares of the Company's common stock which were sold to the public at $10.25 per share (see Note 8).

In December 2005, the Company completed private placement offerings which raised approximately $3,340,000 of additional equity capital (net of approximately $54,000 of cash offering costs) through the issuance of 133,600 shares of Series E Convertible Preferred Stock and warrants to purchase 83,500 shares of the Company's common stock at an exercise price of $10.00 per share. The warrants expire three years from the date of grant (see Note 8).

In February 2006, the Company completed a secondary public offering of its common stock which raised approximately $14,880,000 of additional equity (net of approximately $167,000 of cash offering costs) through the issuance of 2,000,000 shares of the Company's common stock which were sold to the public at $7.44 per share (see Note 8).

In March 2006, the Company completed private placement offerings which raised $675,000 of additional equity capital (option agreement attached to the December 2005 offering) through the issuance of 27,000 shares of Series E Convertible Preferred Stock (see Note 8).

In February 2007, the Company completed a secondary public offering of its common stock which raised approximately $6,750,000 of additional equity (net of approximately $636,000 of cash offering costs) through the issuance of 1,000,000 shares of the Company's common stock which were sold to the public at $6.75 per share (see Note 8).

3. INVESTMENT IN NEXTERA THERAPEUTICS, INC.

As of March 31, 2006 and 2007, the Company owned, as disclosed by NextEra, approximately 28% of the issued and outstanding shares of NextEra common stock. The Company does not provide, and has not provided, any financial guarantees to NextEra. The Company has recognized an equity loss in NextEra to the extent of the basis of its investment. Future recognition of any investment income on the equity method by the Company for its investment in NextEra will occur only after NextEra has earnings in excess of previously unrecognized equity losses. As of March 31, 2006 and 2007, the Company's net investment in NextEra is zero.

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of March 31, 2006 and 2007:

	2006	2007
Research and laboratory equipment	$ 497,328	$ 450,806
Furniture and office equipment	357,885	331,237
Leasehold improvements	42,359	42,359
Property and equipment – at cost	897,572	824,402
Less accumulated depreciation	725,773	684,139
Property and equipment – net	$ 171,799	$ 140,263

5. PREPAID RENT

Through Immtech Pharmaceuticals, Inc.'s wholly owned subsidiary, Super Insight Limited ("Super Insight"), and its wholly owned subsidiary, Immtech Life Science Limited ("Immtech Life Science"), Immtech Life Science has land-use rights through May 2051 for two floors of a newly-constructed building (November 2002) located in the Futian Bonded Zone, Shenzhen, in the PRC.

Prepaid rent consists of the following as of March 31, 2006 and 2007:

	2006	2007
Prepaid rent	$ 3,558,994	$ 3,558,994
Less amortization	174,828	249,754
Prepaid rent - net	$ 3,384,166	$ 3,309,240

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities as of March 31, 2006 and 2007, consist of:

	2006	2007
Accrued research and development	$ 150,000	$ 199,789
Accrued general and administrative	4,250	75,000
Accrued patents	25,000	50,000
Accrued compensation	31,684	39,516
Other	15,815	11,620
	$ 226,749	$ 375,925

7. INCOME TAXES

The Company has no significant deferred income tax liabilities. Significant components of the Company's deferred income tax assets are as follows:

	March 31,	
	2006	2007
Deferred income tax assets:		
Federal net operating loss carryforwards	$ 25,947,000	$ 29,090,000
State net operating loss carryforwards	3,542,000	4,011,000
Federal income tax credit carryforwards	1,511,000	1,885,000
Deferred revenue	134,000	587,000
Total deferred income tax assets	31,134,000	35,573,000
Valuation allowance	(31,134,000)	(35,573,000)
Net deferred income taxes recognized in the accompanying balance sheets.	$ 0	$ 0

As of March 31, 2007, the Company had federal net operating loss carryforwards of approximately $85,557,000 which expire from 2008 through 2027. The Company also has approximately $83,559,000 of state net operating loss carryforwards as of March 31, 2007, which expire from 2009 through 2027, available to offset future taxable income for state (primarily Illinois) income tax purposes. Because of "change of ownership" provisions of the Tax Reform Act of 1986, approximately $250,000 of the Company's net operating loss carryforwards for federal income tax purposes are subject to an annual limitation regarding utilization against taxable income in future periods. As of March 31, 2007, the Company had federal income tax credit carryforwards of approximately $1,885,000 which expire from 2008 through 2027.

A reconciliation of the provision for income taxes (benefit) at the federal statutory income tax rate to the effective income tax rate follows:

	Years Ended March 31,		
	2005	2006	2007
Federal statutory income tax rate	(34.0)%	(34.0)%	(34.0)%
State income taxes	(4.8)	(4.8)	(4.8)
Benefit of federal and state net operating loss and tax credit carryforwards and other deferred income tax assets not recognized	38.8	38.8	38.8
Effective income tax rate	0.0%	0.0%	0.0%

8. STOCKHOLDERS' EQUITY

On January 7, 2004, the stockholders of the Company approved an increase in the number of authorized common stock from 30 million to 100 million shares. On June 14, 2004, the Company filed with the Secretary of State of the State of Delaware an Amended and Restated Certificate of Incorporation implementing, among other things, the approved authorized 70 million share common stock increase from 30 million to 100 million shares of common stock.

Series A Convertible Preferred Stock – On February 14, 2002, the Company filed a Certificate of Designation with the Secretary of State of the State of Delaware designating 320,000 shares of the Company's 5,000,000 authorized shares of preferred stock as Series A Convertible Preferred Stock, $0.01 par value, with a stated value of $25.00 per share. Dividends accrue at a rate of 6.0% per annum on the $25.00 stated value per share and are payable semi-annually on April 15, and October 15 of each year while the shares are outstanding. The Company has the option to pay the dividend either in cash or in equivalent shares of common stock, as defined. Included in the carrying value of the Series A Convertible Preferred Stock in the accompanying consolidated balance sheets are $37,783 and $39,785 of accrued preferred stock dividends at March 31, 2007 and 2006, respectively. Each share of Series A Convertible Preferred Stock may be converted by the holder at any time into shares of common stock at a conversion rate determined by dividing the $25.00 stated value, plus any accrued and unpaid dividends (the "Liquidation Price"), by a $4.42 conversion price (the "Conversion Price A"), subject to certain adjustments, as defined in the Series A Certificate of Designation. During the year ended March 31, 2002, the Company issued 160,100 shares of Series A Convertible Preferred Stock for net proceeds of $3,849,000 (less cash offering costs of approximately $154,000). On October 15, 2006, the Company issued 7,929 shares of common stock and paid $84 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2006, the Company issued 5,547 shares of common stock and paid $47 in lieu of fractional common shares as dividends on the preferred shares. On October 15, 2005, the Company issued

4,213 shares of common stock and paid $206 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2005, the Company issued 3,469 shares of common stock and paid $117 in lieu of fractional common shares as dividends on the preferred shares. On October 15, 2004, the Company issued 6,026 shares of common stock and paid $136 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2004, the Company issued 2,961 shares of common stock and paid $352 in lieu of fractional common shares as dividends on the preferred shares. During the years ended March 31, 2007, 2006 and 2005 certain preferred stockholders converted 2,900, 2,000, and 20,400 shares of Series A Convertible Preferred Stock, including accrued dividends, for 16,541, 11,409 and 116,364 shares of common stock, respectively.

The Company may at any time require that any or all outstanding shares of Series A Convertible Preferred Stock be converted into shares of the Company's common stock, provided that the shares of common stock into which the Series A Convertible Preferred Stock are convertible are registered pursuant to an effective registration statement, as defined. The number of shares of common stock to be received by the holders of the Series A Convertible Preferred Stock upon a mandatory conversion by the Company is determined by (i) dividing the Liquidation Price by the Conversion Price A, provided that the closing bid price for the Company's common stock exceeds $9.00 for 20 consecutive trading days within 180 days prior to notice of conversion, as defined, or (ii) if the requirements of (i) are not met, the number of shares of common stock is determined by dividing 110% of the Liquidation Price by the Conversion Price A. The Conversion Price A is subject to certain adjustments, as defined in the Series A Certificate of Designation.

The Company may at any time, upon 30 days' notice, redeem any or all outstanding shares of the Series A Convertible Preferred Stock by payment of the Liquidation Price to the holder of such shares, provided that the holder does not convert the Series A Convertible Preferred Stock into shares of common stock during the 30 day period. The Series A Convertible Preferred Stock has a preference in liquidation equal to $25.00 per share, plus any accrued and unpaid dividends, over the common stock and is pari passu with all other outstanding series of preferred stock. Each issued and outstanding share of Series A Convertible Preferred Stock shall be entitled to 5.6561 votes (subject to adjustment) with respect to any and all matters presented to the Company's stockholders for their action or consideration. Except as provided by law or by the provisions establishing any other series of preferred stock, Series A Convertible Preferred stockholders and holders of any other outstanding preferred stock shall vote together with the holders of common stock as a single class.

Series B Convertible Preferred Stock – On September 25, 2002, the Company filed a Certificate of Designation with the Secretary of State of the State of Delaware designating 240,000 shares of the Company's 5,000,000 authorized shares of preferred stock as Series B Convertible Preferred Stock, $0.01 par value, with a stated value of $25.00 per share. Dividends accrue at a rate of 8.0% per annum on the $25.00 stated value per share and are payable semi-annually on April 15 and October 15 of each year while the shares are outstanding. The Company has the option to pay the dividend either in cash or in equivalent shares of common stock, as defined. Included in the carrying value of the Series B Convertible Preferred Stock in the accompanying consolidated balance sheets are $12,021 and $12,021 of accrued preferred stock dividends as of March 31, 2007 and 2006, respectively. Each share of Series B

Convertible Preferred Stock may be converted by the holder at any time into shares of common stock at a conversion rate determined by dividing the $25.00 stated value, plus any accrued and unpaid dividends (the "Liquidation Price"), by a $4.00 conversion price (the "Conversion Price B"), subject to certain adjustments, as defined in the Series B Certificate of Designation. During the year ended March 31, 2003, the Company issued 76,725 shares of Series B Convertible Preferred Stock for net proceeds of $1,859,000 (net of cash offering costs of approximately $59,000). On October 15, 2006, the Company issued 2,542 shares of common stock and paid $26 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2006, the Company issued 1,703 shares of common stock and paid $31 in lieu of fractional common shares as dividends on the preferred shares. On October 15, 2005, the Company issued 1,805 shares of common stock and paid $48 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2005, the Company issued 1,526 shares of common stock and paid $49 in lieu of fractional common shares as dividends on the preferred shares. On October 15, 2004, the Company issued 2,213 shares of common stock and paid $34 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2004, the Company issued 974 shares of common stock and paid $17 in lieu of fractional common shares as dividends on the preferred shares. During the years ended March 31, 2007, 2006, and 2005 certain preferred stockholders converted 0, 6,461, and 0 shares of Series B Convertible Preferred stock, including accrued dividends, for 0, 40,569, and 0 shares of common stock, respectively.

The Company may at any time require that any or all outstanding shares of Series B Convertible Preferred Stock be converted into shares of the Company's common stock, provided that the shares of common stock into which the Series B Convertible Preferred Stock are convertible are registered pursuant to an effective registration statement, as defined. The number of shares of common stock to be received by the holders of the Series B Convertible Preferred Stock upon a mandatory conversion by the Company is determined by (i) dividing the Liquidation Price by the Conversion Price B, provided that the closing bid price for the Company's common stock exceeds $9.00 for 20 consecutive trading days within 180 days prior to notice of conversion, as defined, or (ii) if the requirements of (i) are not met, the number of shares of common stock is determined by dividing 110% of the Liquidation Price by the Conversion Price B. The Conversion Price B is subject to certain adjustments, as defined in the Series B Certificate of Designation.

The Company may at any time, upon 30 days' notice, redeem any or all outstanding shares of the Series B Convertible Preferred Stock by payment of the Liquidation Price to the holder of such shares, provided that the holder does not convert the Series B Convertible Preferred Stock into shares of common stock during the 30 day period. The Series B Convertible Preferred Stock has a preference in liquidation equal to $25.00 per share, plus any accrued and unpaid dividends over the common stock and is pari passu with all other outstanding series of preferred stock. Each issued and outstanding share of Series B Convertible Preferred Stock shall be entitled to 6.25 votes (subject to adjustment) with respect to any and all matters presented to the Company's stockholders for their action or consideration. Except as provided by law or by the provisions establishing any other series of preferred stock, Series B Convertible Preferred stockholders and holders of any other outstanding preferred stock shall vote together with the holders of common stock as a single class.

Series C Convertible Preferred Stock – On June 6, 2003, the Company filed a Certificate of Designation with the Secretary of State of the State of Delaware designating 160,000 shares of the Company's 5,000,000 authorized shares of preferred stock as Series C Convertible Preferred Stock, $0.01 par value, with a stated value of $25.00 per share. Dividends accrue at a rate of 8.0% per annum on the $25.00 stated value per share and are payable semi-annually on April 15 and October 15 of each year while the shares are outstanding. The Company has the option to pay the dividend either in cash or in equivalent shares of common stock, as defined. Included in the carrying value of the Series C Convertible Preferred Stock in the accompanying consolidated balance sheets are $41,945 and $41,945 of accrued preferred stock dividends as of March 31, 2007 and 2006, respectively. Each share of Series C Convertible Preferred Stock may be converted by the holder at any time into shares of common stock at a conversion rate determined by dividing the $25.00 stated value, plus any accrued and unpaid dividends (the "Liquidation Price"), by a $4.42 conversion price (the "Conversion Price C"), subject to certain adjustments, as defined in the Series C Certificate of Designation. During the year ended March 31, 2004, the Company issued 125,352 shares of Series C Convertible Preferred Stock for net proceeds of $2,845,000 (net of approximately $289,000 of cash offering costs). Total cash and non-cash offering costs with respect to the issuance of the Series C Convertible Preferred Stock were approximately $1,685,000. The preferred shares issued have an embedded beneficial conversion feature based on the market value on the day of issuance and the price of conversion. The beneficial conversion was equal to approximately $1,120,000 and was accounted for as a deemed dividend during the year ended March 31, 2004. On October 15, 2006, the company issued 8,602 shares of common stock and paid $62 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2006, the Company issued 5,761 shares of common stock and paid $95 in lieu of fractional common shares as dividends on the preferred shares. On October 15, 2005, the Company issued 4,483 shares of common stock and paid $148 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2005, the Company issued 4,625 shares of common stock and paid $212 in lieu of fractional common shares as dividends on the preferred shares. On October 15, 2004, the Company issued 7,161 shares of common stock and paid $86 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2004, the Company issued 3,534 shares of common stock and paid $397 in lieu of fractional common shares as dividends on the preferred shares. During the years ended March 31, 2007, 2006, and 2005 certain preferred stockholders converted 0, 14,916, and 11,852 shares of Series C Convertible Preferred Stock, including accrued dividends, for 0, 84,708, and 67,454 shares of common stock, respectively.

The Company may at any time require that any or all outstanding shares of Series C Convertible Preferred Stock be converted into shares of the Company's common stock, provided that the shares of common stock into which the Series C Convertible Preferred Stock are convertible are registered pursuant to an effective registration statement, as defined. The number of shares of common stock to be received by the holders of the Series C Convertible Preferred Stock upon a mandatory conversion by the Company is determined by (i) dividing the Liquidation Price by the Conversion Price C provided that the closing bid price for the Company's common stock exceeds $9.00 for 20 consecutive trading days within 180 days prior to notice of conversion, as defined, or (ii) if the requirements of (i) are not met, the number of shares of common stock is determined by dividing 110% of the Liquidation Price by the Conversion Price C. The Conversion Price C is subject to certain adjustments, as defined in the Series C Certificate of Designation.

The Company may at any time, upon 30 days' notice, redeem any or all outstanding shares of the Series C Convertible Preferred Stock by payment of the Liquidation Price to the holder of such shares, provided that the holder does not convert the Series C Convertible Preferred Stock into shares of common stock during the 30 day period. The Series C Convertible Preferred Stock has a preference in liquidation equal to $25.00 per share, plus any accrued and unpaid dividends, over the common stock and is pari passu with all other outstanding series of preferred stock. Each issued and outstanding share of Series C Convertible Preferred Stock shall be entitled to 5.6561 votes (subject to adjustment) with respect to any and all matters presented to the Company's stockholders for their action or consideration. Except as provided by law or by the provisions establishing any other series of preferred stock, Series C Convertible Preferred stockholders and holders of any other outstanding preferred stock shall vote together with the holders of common stock as a single class.

Series D Convertible Preferred Stock – On January 15, 2004, the Company filed a Certificate of Designation with the Secretary of State of the State of Delaware designating 200,000 shares of the Company's 5,000,000 authorized shares of preferred stock as Series D Convertible Preferred Stock, $0.01 par value, with a stated value of $25.00 per share. Dividends accrue at a rate of 6.0% per annum on the $25.00 stated value per share and are payable semi-annually on April 15 and October 15 of each year while the shares are outstanding. The Company has the option to pay the dividend either in cash or in equivalent shares of common stock, as defined. Included in the carrying value of the Series D Convertible Preferred Stock in the accompanying consolidated balance sheets are $80,914 and $80,914 of accrued preferred stock dividends as of March 31, 2007 and 2006, respectively. Each share of Series D Convertible Preferred Stock may be converted by the holder at any time into shares of common stock at a conversion rate determined by dividing the $25.00 stated value, plus any accrued and unpaid dividends (the "Liquidation Price"), by a $9.00 conversion price (the "Conversion Price D"), subject to certain adjustments, as defined in the Series D Certificate of Designation. During the year ended March 31, 2004, the Company issued 200,000 shares of Series D Convertible Preferred Stock for net proceeds of approximately $4,571,000 (net of approximately $429,000 of cash offering costs). On October 15, 2006, the Company issued 16,611 shares of common stock and paid $86 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2006, the company issued 11,134 shares of common stock and paid $79 in lieu of fractional common shares as dividends on the preferred shares. On October 15, 2005, the Company issued 8,472 shares of common stock and paid $235 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2005, the Company issued 9,219 shares of common stock and paid $135 in lieu of fractional common shares as dividends on the preferred shares. On October 15, 2004, the Company issued 16,669 shares of common stock and paid $173 in lieu of fractional common shares as dividends on the preferred shares and on April 15, 2004, the Company issued 3,340 shares of common stock and paid $447 in lieu of fractional common shares as dividends on the preferred shares. During the years ended March 31, 2007, 2006, and 2005 certain preferred stockholders converted 0, 43,080, and 39,720 shares of Series D Convertible Preferred Stock, including accrued dividends, for 0, 114,581, and 111,995 shares of common stock, respectively.

The Company may at any time require that any or all outstanding shares of Series D Convertible Preferred Stock be converted into shares of common stock, provided that the shares of common stock into which the Series D Convertible Preferred Stock are convertible are registered pursuant to an effective registration statement, as defined. The number of shares of common stock to be received by the holders of the Series D Convertible Preferred Stock upon a mandatory conversion by the Company is determined by (i) dividing the Liquidation Price by the Conversion Price D provided that the closing bid price for the Company's common stock exceeds $18.00 for 20 consecutive trading days within 180 days prior to notice of conversion, as defined, or (ii) if the requirements of (i) are not met, the number of shares of common stock is determined by dividing 110% of the Liquidation Price by the Conversion Price D. The Conversion Price D is subject to certain adjustments, as defined in the Certificate of Designation.

The Series D Convertible Preferred Stock has a preference in liquidation equal to $25.00 per share, plus any accrued and unpaid dividends, over the common stock and is pari passu with all other series of preferred stock. Each issued and outstanding share of Series D Convertible Preferred Stock shall be entitled to 2.7778 votes (subject to adjustment) with respect to any and all matters presented to the Company's stockholders for their action or consideration. Except as provided by law or by the provisions establishing any other series of preferred stock, Series D Convertible Preferred stockholders and holders of any other outstanding preferred stock shall vote together with the holders of common stock as a single class.

Series E Convertible Preferred Stock – On December 13, 2005, the Company completed a private placement of 133,600 shares its Series E Convertible Preferred Stock, $0.01 par value ("Series E Stock") at $25.00 per share, which resulted in gross proceeds to the Company of approximately, $3,340,000, or $3,286,000 of additional equity capital (net of approximately $54,000 of cash offering costs). Each purchaser of the Series E Stock was granted (i) an option to purchase, at $25.00 per share, up to an additional 25% of the number of shares of Series E Stock purchased on December 13, 2005 (the option period terminated on March 10, 2006) and (ii) a warrant to purchase one share of common stock for each $40 of Series E Stock purchased on December 13, 2005. The Warrants are exercisable during the three-year period commencing on December 13, 2005, at an exercise price of $10.00, subject to adjustment for stock splits, dividends and similar events. On March 10, 2006, the Company completed a private placement of 27,000 shares of its Series E Stock at $25.00 per share, which resulted in gross proceeds to the Company of approximately $675,000 of additional equity capital as a result of Series E holders exercising their options.

On December 13, 2005, the Company filed a Certificate of Designation with the Secretary of State of the State of Delaware designating 167,000 shares of the Company's 5,000,000 authorized shares of preferred stock as Series E Convertible Preferred Stock, $0.01 par value, with a stated value of $25.00 per share. Dividends accrue at a rate of 6.0% per annum on the $25.00 stated value per share and are payable semi-annually on April 15 and October 15 of each year while the shares are outstanding. The Company has the option to pay the dividend either in cash or in equivalent shares of common stock, as defined. Included in the carrying value of the Series E Convertible Preferred Stock in the accompanying consolidated balance sheets are $76,116 and $60,528 of accrued preferred stock dividends as of March 31, 2007 and 2006, respectively. Each share of Series E Convertible Preferred Stock may be converted by the holder at any time into shares of common stock at a conversion rate determined by dividing the $25.00 stated value, plus any accrued and unpaid dividends (the "Liquidation Price"), by a $7.04 conversion price (the "Conversion Price E"), subject to certain adjustments, as defined in the Series E Certificate of Designation. On October 15, 2006, the Company issued 15,670 shares of common stock and paid $111 in lieu of fractional common shares as dividends on the preferred shares. On April 15, 2006, the Company issued 8,819 shares of common stock and paid $134 in lieu of fractional common shares as dividends on the preferred shares. During the years ended March 31, 2007 and 2006 certain preferred stockholders converted 46,400 and 4,000 shares of Series E Convertible Preferred Stock, including accrued dividends, for 165,271 and 14,418 shares of common stock, respectively.

The Company may at any time after December 1, 2006, require that any or all outstanding shares of Series E Convertible Preferred Stock be converted into shares of our common stock, provided that the shares of common stock into which the Series E Convertible Preferred Stock are convertible are registered pursuant to an effective registration statement, as defined. The number of shares of common stock to be received by the holders of the Series E Convertible Preferred Stock upon a mandatory conversion by us is determined by (i) dividing the Liquidation Price by the Conversion Price E provided that the closing bid price for the Company's common stock exceeds $10.56 for 20 out of 30 consecutive trading days within 180 days prior to notice of conversion, as defined, or (ii) if the requirements of (i) are not met, the number of shares of common stock is determined by dividing 110% of the Liquidation Price by the Conversion Price E. The Conversion Price E is subject to certain adjustments, as defined in the Certificate of Designation.

The Series E Convertible Preferred Stock has a preference in liquidation equal to $25.00 per share, plus any accrued and unpaid dividends, over the common stock and is parri passu with all other outstanding series of preferred stock. Each issued and outstanding share of Series E Convertible Preferred Stock is entitled to 3.5511 votes (subject to adjustment) with respect to any and all matters presented to the Company's stockholders for their action or consideration. Except as provided by law or by the provisions establishing any other series of preferred stock, Series E Convertible Preferred stockholders and holders of any other outstanding preferred stock shall vote together with the holders of common stock as a single class.

The Company will, on December 13, 2008, at the Company's election, (i) redeem the Series E Convertible Preferred Stock plus any accrued and unpaid interest for cash, (ii) convert the Series E Convertible Preferred Stock and any accrued and unpaid interest into common stock, or (iii) redeem and convert the Series E Convertible Preferred Stock in any combination of (i) or (ii).

Common Stock –On July 30, 2004, the Company completed a secondary public offering of its common stock wherein the Company sold 899,999 shares of common stock resulting in net proceeds to the Company of approximately $8,334,000. The shares were sold to the public at $10.25 per share. Jeffries & Company, Inc. acted as the sole book-running manager and underwriter of this offering.

In February 2006, the Company completed a secondary public offering of its common stock which raised approximately $14,880,000 of additional equity (net of approximately $167,000 of cash offering costs) through the issuance of 2,000,000 shares of the Company's common stock which were sold to the public at $7.44 per share. Ferris, Baker Watts, Incorporated acted as the sole book-running manager and underwriter of this offering.

On May 26, 2006, restricted shares in the amount of 5,000 shares of common stock were issued and expensed with a grant date value of approximately $36,000 to Tulane University as part of the Tulane License Agreement granting to us an exclusive license to develop, manufacture and commercialize a group of 4-aminoquinoline drugs for treatment, prophylaxis and diagnosis of infectious diseases.

On May 26, 2006, restricted shares in the amount of 5,000 shares of common stock were issued and expensed with a grant date value of approximately $36,000 to T. Stephen Thompson *as part of his retirement and consulting agreement dated* May 1, 2006.

On November 28, 2006, restricted shares in the amount of 80,000 shares of common stock were expensed and issued to China Pharmaceutical Investments Limited ("China Pharmaceutical") with a grant date fair value of approximately $564,000 as part of the agreement signed August 28, 2006 between Immtech Pharmaceuticals, Inc. and China Pharmaceutical. China Pharmaceutical achieved milestone payments of common stock for identification of a site deemed suitable by the Company for building a pharmaceutical plant and for completing the feasibility study to be submitted to the appropriate governmental agencies.

In February 2007, the Company completed a secondary public offering of its common stock which raised approximately $6,750,000 of additional equity (net of approximately $636,000 of cash offering costs) through the issuance of 1,000,000 shares of the Company's common stock which were sold to the public at $6.75 per share. Ferris, Baker Watts, Incorporated acted as the placement agent.

Incentive Stock Programs – At the stockholders' meeting held November 12, 2004, the stockholders approved the second amendment to the 2000 Stock Incentive Plan which increased the number of shares of common stock reserved for issuance from 1,100,000 shares to 2,200,000 shares. Options granted under the 2000 Stock Incentive Plan that expire are available to be reissued. During the year ended March 31, 2007, 103,430 options previously granted under the 2000 Stock Incentive Plan expired and were available to be reissued.

The Company has granted options to purchase common stock to individuals who have contributed to the Company in various capacities. The options contain various provisions regarding vesting periods and expiration dates. The purchase price of shares must be at least equal to the fair market value of the common stock on the date of grant, and the maximum term of an option is 10 years. The options generally vest over periods ranging from zero to four years. As of March 31, 2007, there were a total of 439,513 shares available for grant.

During the year ended March 31, 2005, the Company issued options to purchase 20,000 shares of common stock to non-employees and recognized expense of approximately $335,000 related to such options and certain other options issued in prior years which vest over a four-year service period. During the year ended March 31, 2006, the Company issued options to purchase 40,000 shares of common stock to non-employees and recognized expense of approximately $53,000 related to such options and certain other options issued in prior years which vest over a two or four-year service period. During the year ended March 31, 2007, the Company issued options to purchase 76,000 shares of common stock to non-employees and recognized expense of approximately $315,000 related to such options and certain other options issued in prior years which vest over a one to four-year service period. The expense was determined based on the estimated fair value of the options using the Black-Scholes option valuation model and assumptions regarding volatility of the Company's common stock, risk-free interest rates, and life of the option of the Company's common stock all at the date such options were issued. Additionally, the Company granted 5,000 restricted stock awards during the year ended March 31, 2007 and recognized expense of approximately $36,000.

During the year ended March 31, 2005, the Company issued options to purchase 371,000 shares of common stock to employees and directors which vest over two years. During the year ended March 31, 2006, the company issued options to purchase 324,001 shares of common stock to employees and directors which vest over two years. During the year ended March 31, 2007, the Company issued options to purchase 345,000 shares of common stock to employees and directors which vest over two years and recognized expense of approximately $2,001,000 related to such options and certain other options issued in prior years which vest over a two to four-year service period. The expense was determined based on the estimated fair value of the options using the Black-Scholes option valuation model.

The activity during the years ended March 31, 2005, 2006 and 2007 for the Company's stock options is summarized as follows:

	Number of Shares	Stock Options Price Range	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life-Years
Outstanding as of March 31, 2004	962,574	0.34 - 21.66	8.63	
Granted	391,000	8.15 - 14.24	10.34	
Exercised	(23,517)	0.46 - 4.42	1.30	
Expired				
Outstanding as of March 31, 2005	1,330,057	0.34 - 21.66	9.26	6.77
Granted	364,001	7.29-12.38	8.02	
Exercised	(62,844)	0.46 - 2.55	1.63	
Expired	(76,834)	2.55-21.66	9.86	
Outstanding as of March 31, 2006	1,554,380	0.34 - 21.66	9.25	5.75
Granted	421,000	5.60- 7.35	5.97	
Exercised	(87,605)	0.46 - 4.75	2.05	
Expired	(87,166)	4.75 -12.33	5.27	
Outstanding as of March 31, 2007	1,800,609	$0.34 – 21.66	$8.92	6.90
Exercisable as of March 31, 2005	874,360	0.34 - 21.66	8.42	5.56
Exercisable as of March 31, 2006	1,115,167	0.34 - 21.66	9.56	5.75
Exercisable as of March 31, 2007	1,307,610	0.34 - 21.66	9.76	6.19

On April 1, 2006, the company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") no. 123 (revised 2004), "Share-Based Payment," which requires that the fair value of share-based awards be recorded in the results of operations. Under the revised standard, awards issued prior to April 1, 2006 are charged to expense under the prior rules, and awards issued after that date are charged to expense under the revised rules. Total non-cash compensation expense charged against income for the year ended March 31, 2007 for share-based plans totaled approximately $2,316,000. Through March 31, 2006, the Company measured compensation cost using the intrinsic value-based method of accounting for stock options granted to employees and directors. The Company used the modified prospective method of adoption. Under this method, prior years' financial results do not include the impact of recording stock options using fair value. Had compensation cost been determined using the fair value-based accounting method in the years ended March 31, 2005 and 2006, pro forma net income and earnings per share ("EPS") amounts would have been as follows:

	2005	2006
Net loss attributable to common shareholders - as reported	$ (14,012,980)	$ (16,289,710)
Deduct: total stock-based compensation expense determined under fair value method for awards to employees and directors	(3,414,407)	(3,575,570)
Net loss attributable to common stockholders - pro forma	$ (17,427,387)	$ (19,865,280)
Basic and diluted net loss per share attributable to common stockholders - as reported	$ (1.32)	$ (1.37)
Basic and diluted net loss per share attributable to common stockholders - pro forma	$ (1.64)	$ (1.68)

The weighted-average grant-date fair value of options granted during the years ended March 31, 2005, 2006 and 2007 was $10.34, $8.02 and $5.97, respectively. The intrinsic value of options exercised during the years ended March 31, 2005, 2006 and 2007 was approximately $299,000, $553,000 and $492,000, respectively. The intrinsic value of stock options vested during the years ended March 31, 2005, 2006 and 2007 was approximately $4,740,000, $2,197,000 and $1,038,000, respectively. The intrinsic value of stock options outstanding during the years ended March 31, 2005, 2006 and 2007 was approximately $6,013,000, $2,286,000 and $1,043,000, respectively. As of the year ended March 31, 2007, there is approximately $2,451,000 of unrecognized compensation cost related to non-vested stock option compensation arrangements granted under the 2000 Plan that is expected to be recognized as a charge to earnings over a weighted-average period of 1.2 years. As of the year ended March 31, 2007, 1,737,717 options have vested or are expected to vest with a weighted average exercise price of $11.88, a weighted average remaining life of 6.9 years, and with an aggregate intrinsic value of approximately $1,022,000. The fair value of an option grant was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005	2006	2007
Risk free interest rate	4.47%	4.59%	4.80%
Average life of options (years)	9.7	10.0	9.5
Volatility	112%	70%	78%
Dividend yield	-0-	-0-	-0-

The average risk-free interest rate is based on the U.S. Treasury security rate in effect over the estimated life at the grant date. The average life of the options is based upon historical data. The Company determined expected volatility in the Black-Scholes model based upon two year historical data at the year ended March 31, 2005, and implied volatility based upon exchange traded options for the Company's common stock for the years ended March 31, 2006 and 2007. Implied volatility better reflects future market conditions and better indicates expected volatility than purely historical volatility. There is no dividend yield.

Warrants – On January 31, 2002, the Company entered into a one year consulting agreement with Yorkshire Capital Limited ("Yorkshire") for services related to identifying investors and raising funds in connection with the February 2002 private placement and assistance to be provided by Yorkshire to the Company with respect to financial consulting, planning, structuring, business strategy, public relations and promotions, among other items. In connection with the closing of the private placement, the Company granted Yorkshire warrants to purchase 360,000 shares of the Company's common stock at prices ranging from $6.00 to $12.00 per share. The warrant to purchase 100,000 shares of the Company's common stock at an exercise price of $6.00 per share vested upon the closing of the private placement. The remaining warrants did not vest and were cancelled. The vested warrant expired on February 14, 2007.

In February 2002, the Company, in connection with the Series A Convertible Preferred Stock private placement, issued warrants to purchase 400,250 shares of the Company's common stock at an exercise price of $6.00 per share of common stock to the purchasers of the Series A Convertible Preferred Stock. The warrants expired in February 2007.

On February 1, 2002, the Company entered into an introductory brokerage agreement with Ace Champion, Ltd. ("Ace") and Pacific Dragon Group, Ltd. ("Pacific Dragon") (collectively, the "Introductory Brokers") for assistance to be provided by the Introductory Brokers to the Company with respect to obtaining funds in connection with the aforementioned February 2002 private placement to the purchaser of the Series B Convertible Preferred Stock (see Note 3). As compensation for such services, Ace and Pacific Dragon received warrants to purchase 100,000 shares and 300,000 shares, respectively, of the Company's common stock at an exercise price of $6.00 per share, subject to certain conditions. The warrants expired on February 22, 2007.

In September 2002, in connection with the Series B Convertible Preferred Stock private placement offering, the Company issued to the purchaser of the Series B Convertible Preferred Stock warrants to purchase 191,812 shares of the Company's common stock at an exercise price of $6.125 per share of common stock. The warrants expire at various dates in September 2007. The warrant exercise period commenced immediately upon issuance of the warrant. The

Company may, upon 20 days' notice, redeem any unexercised portion of any warrants for a redemption fee of $0.10 per share of common stock underlying the warrants. During the 20-day notice period, if the warrants are then exercisable as a result of the conversion or redemption of the Series B Convertible Preferred Stock, such warrant holder may then exercise all or a portion of the warrants by tendering the appropriate exercise price.

On July 16, 2003, the Company entered into an agreement with China Harvest International Ltd. ("China Harvest") for services to be provided to assist the Company in obtaining regulatory approval to conduct clinical trials in the PRC. As consideration for these services, the Company granted China Harvest an immediately exercisable five year warrant to purchase 600,000 shares of common stock from the Company at $6.08 per share. During the year ended March 31, 2004, approximately $2,744,000 was recorded as general and administrative expenses, based on the estimated value of the warrants using the Black-Scholes option valuation model.

In January 2004, in connection with the Series D Convertible Preferred Stock private placement, the Company issued to the purchasers of Series D Convertible Preferred Stock warrants to purchase 200,000 shares of the Company's common stock at an exercise price of $16.00 per share of common stock. The warrants expire at various dates in January 2009. The warrant exercise period commenced immediately upon issuance of the warrant. The Company may, upon 20 days' notice, redeem any unexercised portion of any warrants for a redemption fee of $0.10 per share of common stock underlying the warrants provided that the closing bid price of the Company's common stock exceeds $18.00 for 20 consecutive trading days within 180 days prior to the notice of conversion. During the 20-day notice period, if the warrants are then exercisable as a result of the conversion or redemption of the Series D Convertible Preferred Stock, such warrant holder may then exercise all or a portion of the warrants by tendering the appropriate exercise price.

The warrants issued in January 2004 to the holders of the Series D Convertible Preferred Stock were valued using the Black-Scholes option valuation model and the amount recorded of $1,973,287 was determined by applying the relative fair value method in relation to the estimated fair value of Series D Convertible Preferred Stock resulting in a $1,973,287 preferred stock deemed dividend calculated in accordance with EITF Issue No. 00-27. The deemed dividend on the Series D Convertible Preferred Stock was charged to deficit accumulated during the development stage immediately upon issuance, as the preferred stock is immediately convertible. The preferred stock deemed dividend of $1,973,287 was reported as a dividend in determining the net loss attributable to common stockholders in the accompanying statement of operations for the year ended March 31, 2004.

On July 20, 2004, the Company's board of directors approved a four-year exercise extension to warrants to purchase 225,000 shares of the Company's common stock which were originally issued to RADE Management Corporation ("RADE") on July 24, 1998. The expiration date for these warrants, which have an exercise price of $6.47 per share, was extended from July 24, 2004 to July 24, 2008; the Company therefore recorded a non-cash charge during the year ended March 31, 2005 of $1,032,000, determined using the Black-Scholes option pricing model. Additionally, the Company's board of directors approved a four-year exercise extension to warrants to purchase 750,000 shares of the Company's common stock which were originally issued to RADE on October 12, 1998; the Company therefore recorded a non-cash charge during the year ended March 31, 2005 of $3,498,000, determined using the Black-Scholes option pricing model. The expiration date for these warrants, which have an exercise price of $6.47 per share, was extended from October 12, 2004 to October 12, 2008.

In connection with secondary public offering completed on July 30, 2004, the underwriter (Jeffries & Company, Inc.) was granted a warrant to purchase 80,100 shares of common stock at an exercise price of $12.81 per share. The warrant is exercisable for five years from the date of grant and has anti-dilution protection for stock splits, dividends and similar events.

On March 18, 2005, the Company's board of directors approved an exercise extension from March 21, 2005 to December 23, 2005 on warrants to purchase 125,000 shares of the Company's common stock at $15.00 per share which were originally issued to Fulcrum on March 21, 2003; the Company therefore recorded a non-cash charge during the year ended March 31, 2005 of $300,000, determined using the Black-Scholes option pricing model. On November 2, 2005, the Company's board of directors approved a reduction in the exercise price of these warrants from $15.00 to $8.80 while shortening the expiry date from December 23, 2005 to November 5, 2005. The Company recorded a non-cash charge of $125,000, determined using the Black-Scholes option pricing model. Fulcrum exercised 35,000 warrants resulting in proceeds to the Company of $308,000. The remaining 90,000 warrants expired.

In connection with services rendered to us by Ferris, Baker Watts, Incorporated, effective July 13, 2005, the Company issued warrants to purchase 100,000 shares of our common stock. The warrants are exercisable at $13.11 per share (the exercise price was set by calculating a 15% premium over the Company's common stock volume weighted average price for the 10 day period immediately preceding July 12, 2005). The warrants are exercisable beginning on July 13, 2006 through July 12, 2010. The Company may redeem any outstanding warrants, at $0.01 per share underlying each warrant, upon 30 day prior notice if at any time prior to the expiration of the warrant the market closing price of the Company's common stock meets or exceeds $26.22 for 20 consecutive trading days. The warrant holder may exercise the warrant, pursuant to its terms, during the 30 day notice period.

In December 2005, in connection with the Series E Convertible Preferred Stock private placement, the Company issued to the purchasers of Series E Convertible Preferred Stock warrants to purchase 83,500 shares of the Company's common stock at an exercise price of $10.00 per share of common stock. The warrants expire on December 13, 2008. The warrant exercise period commenced immediately upon issuance of the warrant. The Company may, upon 20 days' notice after the first anniversary of the date of grant, redeem any unexercised portion of any warrants for a redemption fee of $0.10 per share of common stock underlying the warrants provided that the closing bid price of the Company's common stock exceeds $15.00 for 20 of 30 consecutive trading days. During the 20-day notice period, if the warrants are then exercisable as a result of the conversion or redemption of the Series E Convertible Preferred Stock, such warrant holder may then exercise all or a portion of the warrants by tendering the appropriate exercise price.

In connection with the Series E Convertible Preferred Stock offering of December 13, 2005, the Company entered into an Introductory Agreement with Ableguard Investment Limited

("Ableguard") pursuant to which Ableguard assisted the Company to identify qualified investors. For its services, the Company granted to Ableguard a warrant to purchase 68,000 shares of common stock. The warrant is exercisable during the three-year period commencing on December 13, 2005, at an exercise price of $10.00, subject to adjustment for stock splits, dividends and similar events.

In connection with services rendered to us by Ferris, Baker Watts, Incorporated, effective January 16, 2007, the Company issued warrants to purchase 100,000 shares of our common stock. The warrants are exercisable at $9.18 per share (the exercise price was set by calculating a 15% premium over the Company's common stock volume weighted average price for the 10 day period immediately preceding January 15, 2007). The warrants are exercisable beginning on January 16, 2008 through January 16, 2012. The Company may redeem any outstanding warrants, at $0.01 per share underlying each warrant, upon 30 day prior notice if at any time prior to the expiration of the warrant the market closing price of the Company's common stock meets or exceeds $18.36 for 20 consecutive trading days. The warrant holder may exercise the warrant, pursuant to its terms, during the 30 day notice period.

The activity during the years ended March 31, 2005, 2006 and 2007 for the Company's warrants to purchase shares of common stock is summarized as follows:

	Number of Shares	Warrants Price Range	Weighted Average Exercise Price
Outstanding as of March 31, 2004	2,987,710	6.00-16.00	7.70
Granted	80,100	6.00-16.00	12.81
Cancelled	(75,000)	16.00	16.00
Exercised	(252,400)	6.00-16.00	8.87
Outstanding as of March 31, 2005	2,740,410	6.00-16.00	7.51
Granted	251,500	10.00-13.11	11.24
Cancelled	(90,000)	8.80	8.80
Exercised	(51,800)	6.47-8.80	8.04
Outstanding as of March 31, 2006	2,850,110	6.00-16.00	7.52
Granted	100,000	9.18	9.18
Cancelled	(496,000)	6.00	6.00
Exercised	(150,500)	6.00	6.00
Outstanding as of March 31, 2007	2,303,600	$6.00-16.00	$8.02
Exercisable as of March 31, 2005	2,730,410	6.00-16.00	7.53
Exercisable as of March 31, 2006	2,740,110	6.00-16.00	7.34
Exercisable as of March 31, 2007	2,293,610	6.00-16.00	8.05

The following table summarizes information about outstanding warrants to purchase shares of the Company's common stock as of March 31, 2007:

Exercise Price Per Share	Warrants Outstanding	Expiration Date
6.00	10,000	7/31/07
6.08	600,000	7/16/08
6.13	101,310	9/25/07
6.13	2,500	10/28/07
6.47	208,200	7/24/08
6.47	750,000	10/12/08
9.18	100,000	1/16/12
10.00	151,500	12/13/08
12.81	80,100	7/30/09
13.11	100,000	7/13/10
16.00	200,000	1/22/09
Total Warrants Outstanding	2,303,610	

9. COLLABORATIVE RESEARCH AND DEVELOPMENT ACTIVITIES

The Company earns revenue under various collaborative research agreements. Under the terms of these arrangements, the Company has generally agreed to perform best efforts research and development and, in exchange, the Company may receive advance cash funding, an allowance for management overhead, and may also earn additional fees for the attainment of certain milestones.

The Company initially acquired its rights to the aromatic cation technology platform developed by a consortium of universities consisting of UNC-CH, Georgia State University, Duke University and Auburn University pursuant to an agreement, dated January 15, 1997 (as amended, the "Consortium Agreement") among the Company, UNC-CH and a third-party (to which each of the other members of the scientific consortium shortly thereafter joined) (the "original licensee"). The Consortium Agreement commits the parties to collectively research, develop, finance the research and development of, manufacture and market both the technology and compounds owned by the scientific consortium and previously licensed or optioned to the original licensee and licensed to the Company in accordance with the Consortium Agreement (the "Current Compounds"), and all technology and compounds developed by the scientific consortium after January 15, 1997, through use of Company-sponsored research funding or National Cooperative Drug Development grant funding made available to the scientific consortium (the "Future Compounds" and, collectively with the Current Compounds, the "Compounds").

The Consortium Agreement contemplated that upon the completion of the Company's initial public offering ("IPO") of shares of its common stock with gross proceeds of at least $10,000,000 by April 30, 1999, the Company, with respect to the Current Compounds, and UNC-CH, (on behalf of the Scientific Consortium), with respect to Current Compounds and Future Compounds, would enter into license agreements for the intellectual property rights relating to the Compounds pursuant to which the Company would pay royalties and other payments based on revenues received for the sale of products based on the Compounds.

The Company completed its IPO on April 26, 1999, with gross proceeds in excess of $10,000,000 thereby earning a worldwide license and exclusive rights to commercially use, manufacture, have manufactured, promote, sell, distribute, or otherwise dispose of any products based directly or indirectly on all of the Current Compounds and Future Compounds.

As a result of the closing of the IPO, the Company issued an aggregate of 611,250 shares of common stock, of which 162,500 shares were issued to the Scientific Consortium and 448,750 shares were issued to the original licensee or persons designated by the original licensee.

As contemplated by the Consortium Agreement, on January 28, 2002, the Company entered into a License Agreement with the Scientific Consortium whereby the Company received the exclusive license to commercialize the aromatic cation technology platform and compounds developed or invented by one or more of the Consortium Scientists after January 15, 1997, and which also incorporated into such License Agreement the Company's existing license with the Scientific Consortium with regard to the Current Compounds. Also pursuant to the Consortium Agreement, the original licensee transferred to the Company the worldwide license and exclusive right to commercially use, manufacture, have manufactured, promote, sell, distribute or otherwise dispose of any and all products based directly or indirectly on aromatic cations developed by the Scientific Consortium on or prior to January 15, 1997 and previously licensed (together with related technology and patents) to the third-party.

The Consortium Agreement provides that the Company is required to pay to UNC-CH on behalf of the Scientific Consortium reimbursement of patent and patent-related fees, certain milestone payments and royalty payments based on revenue derived from the Scientific Consortium's aromatic cation technology platform. Each month on behalf of the inventor scientist or university, as the case may be, UNC-CH submits an invoice to the Company for payment of patent-related fees related to current compounds or future compounds incurred prior to the invoice date. The Company is also required to make milestone payments in the form of the issuance of 100,000 shares of its common stock to the Consortium when it files its first initial New Drug Application ("NDA") or an Abbreviated New Drug Application ("ANDA") based on Consortium technology. We are also required to pay to UNC-CH on behalf of the Scientific Consortium (other than Duke University) (i) royalty payments of up to 5% of our net worldwide sales of "current products" and "future products" (products based directly or indirectly on current compounds and future compounds, respectively) and (ii) a percentage of any fees we receive under sublicensing arrangements. With respect to products or licensing arrangements emanating from Duke University technology, the Company is required to negotiate in good faith with UNC-CH (on behalf of Duke University) royalty, milestone or other fees at the time of such event, consistent with the terms of the Consortium Agreement.

Under the License Agreement, the Company must also reimburse the cost of obtaining patents and assume liability for future costs to maintain and defend patents so long as the Company chooses to retain the license to such patents.

In July 2004, the Company was awarded a Small Business Innovation Research ("SBIR") grant from the National Institutes of Health ("NIH") of $107,000 as a grant to research on "Aromatic Dication Prodrugs for CNS Trypanosomiasis." During the year ended March 31, 2005, the Company recognized revenues and expenses of approximately $63,000 from this grant.

Approximately $33,000 of these expenses were paid to UNC-CH and other Scientific Consortium universities for contracted research related to this grant.

During the years ended March 31, 2005, 2006 and 2007, the Company expensed approximately $730,000, $978,000 and $1,012,000 respectively, of other payments to UNC-CH and certain other Scientific Consortium universities for patent related costs and other contracted research. Total payments expensed to UNC-CH and certain other Scientific Consortium universities were approximately $763,000, $978,000 and $1,012,000 during the years ended March 31, 2005, 2006 and 2007, respectively. Included in accounts payable as of March 31, 2006 and 2007, was approximately $44,000 and $174,000 respectively, due to UNC-CH and certain other Scientific Consortium universities.

In November 2000, The Bill & Melinda Gates Foundation ("Foundation") awarded a $15,114,000 grant to UNC-CH to develop new drugs to treat human Trypanosomiasis (African sleeping sickness) and leishmaniasis. On March 29, 2001, UNC-CH entered into a clinical research subcontract agreement with the Company, whereby the Company was to receive up to $9,800,000, subject to certain terms and conditions, over a five year period to conduct certain clinical and research studies related to the Foundation award.

In April 2003, the Foundation awarded a supplemental grant of approximately $2,700,000 to UNC-CH for the expansion of Phase IIB/III clinical trials to treat human Trypanosomiasis (African sleeping sickness) and improved manufacturing processes. The Company has received, pursuant to the clinical research subcontract with UNC-CH, inclusive of its portion of the supplemental grant, a total amount of funding of approximately $11,700,000. Grant funds paid in advance of the Company's delivery of services are treated as restricted funds and must be segregated from other funds and used only for the purposes specified. As of March 31, 2006, approximately $11,700,000, relating to the clinical research subcontract, had been received by the Company. In March 2006, the Company amended and restated the clinical research subcontract with UNC-CH and UNC-CH in turn obtained an expanded funding commitment for the Company of approximately $13,601,000 from the Foundation. Under the amended and restated agreement, the Company received on May 24, 2006 the first payment of approximately $5,649,000 of the five year approximately $13,601,000 contract.

During the years ended March 31, 2005, 2006 and 2007, the Company received installment payments under the November 2000, April 2003 and March 2006 grants of approximately $2,995,000, 0 and $5,649,000, respectively, and approximately $3,592,000, $2,758,819 and $2,795,000 was utilized for clinical and research purposes conducted and expensed during the years ended March 31, 2005, 2006 and 2007, respectively. The Company recognized revenues of approximately $3,592,000, $869,000 and $3,922,000 during the years ended March 31, 2005, 2006 and 2007, respectively, for services performed under the agreement. The remaining amount (approximately $1,727,000 as of March 31, 2007) has been deferred and will be recognized as revenue over the term of the agreement as services are performed.

On November 26, 2003, the Company entered into a testing agreement ("Testing Agreement") with Medicines for Malaria Venture ("MMV"), a foundation established in Switzerland, and UNC-CH, pursuant to which the Company, with the support of MMV and

UNC-CH, conducted a proof of concept study of the dicationic first drug candidate pafuramidine for the treatment of malaria.

Under the terms of the Testing Agreement, MMV committed to pay for human clinical trials and, subject to certain milestones, regulatory preparation and filing costs for the approvals to market pafuramidine to treat malaria. In return for MMV's funding, the Company is required, when selling malaria drugs derived from this research into "malaria-endemic countries," as defined, to sell such drugs at affordable prices. An affordable price is defined in the Testing Agreement to mean a price not to be less than the cost to manufacture and deliver the drugs plus administrative overhead costs (not to exceed 10% of the cost to manufacture) and a modest profit. There are no price constraints on product sales into non-malaria-endemic countries. The Company must, however, pay to MMV a royalty not to exceed 7% of net sales, as defined, on product sales into non-malaria-endemic countries, until the amount funded under the Testing Agreement and amounts funded under a related discovery agreement between MMV and UNC-CH is refunded to MMV at face value. The Company and MMV agreed to terminate the Testing Agreement effective as of February 10, 2006. The Company has received approximately $5,636,000 under this contract.

The Company recognized revenues of approximately $2,275,000, $2,663,000 and $396,000 during the years ended March 31, 2005, 2006, and 2007, respectively, for expenses incurred related to activities within the scope of the Testing Agreement. At March 31, 2006 and 2007, the Company has approximately $396,000 and $0, respectively, recorded as deferred revenue with respect to this agreement.

10. OTHER COMMITMENTS AND CONTINGENCIES

Operating Leases – In October 2004, the Company entered into an amendment to the lease of its main office and research facility under an operating lease that requires lease payments starting in March 2005 of approximately $8,200 per month through March 2008 and $8,600 from April 2008 through March 2010. The Company is required to pay certain real estate and occupancy costs. In July 1999, the Company began leasing an additional office facility from RADE, a consultant who previously provided services to the Company, on a month-to-month basis, for approximately $10,100 per month. Total rent expense was approximately $305,000, $252,000 and $256,000 for all leases during the years ended March 31, 2005, 2006, and 2007, respectively.

As of March 31, 2007, future minimum lease payments required under the aforementioned noncancellable operating leases approximated the following:

Year Ending March 31,	Lease Payments
2008	98,000
2009	103,000
2010	99,000
Total	$300,000

Other Contingencies – On August 12, 2003, the Company filed a lawsuit against Neurochem, Inc. ("Neurochem") alleging that Neurochem misappropriated the Company's trade secrets by filing a series of patent applications relating to compounds synthesized and developed by the Consortium, with whom Immtech has an exclusive licensing agreement. The misappropriated intellectual property was provided to Neurochem pursuant to a testing agreement under which Neurochem agreed to test the compounds to determine if they could be successfully used to treat Alzheimer's disease (the "Neurochem Testing Agreement"). Pursuant to the terms of the Neurochem Testing Agreement, Neurochem agreed to keep all information confidential, not to disclose or exploit the information without Immtech's prior written consent, to immediately advise Immtech if any invention was discovered and to cooperate with Immtech and its counsel in filing any patent applications.

In its complaint, the Company also alleged, among other things, that Neurochem fraudulently induced the Company into signing the Neurochem Testing Agreement, and breached numerous provisions of the Neurochem Testing Agreement, thereby blocking the development of the Consortium's compounds for the treatment of Alzheimer's disease. By engaging in these acts, the Company alleged that Neurochem has prevented the public from obtaining the potential benefit of new drugs for the treatment of Alzheimer's disease, which would compete with Neurochem's Alzhemed drug.

Since the filing of the complaint, Neurochem had aggressively sought to have an International Chamber of Commerce ("ICC") arbitration panel hear this dispute, as opposed to the federal district court in which the action was originally filed. The Company agreed to have a three member ICC arbitration panel (the "Arbitration Panel") hear and rule on the dispute on the expectation that the Arbitration Panel would reach a more timely and economical resolution.

The ICC hearing was held September 7 to September 20, 2005. Final papers were filed by both parties on November 2, 2005. The ICC tribunal closed the hearing on April 17, 2006.

On June 9, 2006, the International Court of Arbitration of the ICC notified the parties that (i) the Arbitral Tribunal found that Neurochem breached the Neurochem Testing Agreement and awarded Immtech approximately $1.9 million in damages and attorneys' fees and costs, which was received, and (ii) denied all of Neurochem's claims against Immtech.

In October 2003, Gerhard Von der Ruhr et al (the "Von der Ruhr Plaintiffs") filed a complaint in the United States District Court for the Northern District of Illinois against the Company and certain officers and directors alleging breaches of a stock lock-up agreement, option agreements and a technology license agreement by the Company, as well as interference with the Von der Ruhr Plaintiffs' contracts with the Company by its officers. The complaint sought unspecified monetary damages and punitive damages, in addition to equitable relief and costs. In 2005, one of the counts in the case was dismissed upon the Company's motion for summary judgment. A preliminary pre-trial conference was held on October 26, 2006 and the court granted the Company's motions in limine to exclude plaintiffs' claim for lost profits damages and to prohibit plaintiff Gerhard Von der Ruhr from offering expert testimony at trial. The court subsequently granted a motion to sever the trial on Count V, regarding a technology license agreement, from the trial on the remaining counts. A pretrial order was submitted to the court in April 2007, however, the date for trial of the four counts remaining in the Amended Complaint has not yet been set.

11. SUPPLEMENTAL CASH FLOW INFORMATION

The Company did not pay any income taxes or interest during the years ended March 31, 2005, 2006 and 2007.

Non-Cash Transactions

During the years ended March 31, 2005, 2006 and 2007, the Company issued common stock, common stock options and warrants or modified existing arrangements as compensation for services and also engaged in certain other non-cash investing and financing activities. The amounts of these transactions are summarized as follows:

	Year Ended March 31,		
	2005	2006	2007
Convertible preferred stock dividends recorded	579,816	478,275	550,574
Issuance of common stock as payment of convertible preferred stock dividends	508,362	441,565	531,522
Issuance of common stock for conversions of convertible preferred stock	1,839,971	1,787,159	1,237,188

12. SUBSEQUENT EVENT

On June 8, 2007, the Company entered into an exclusive licensing agreement pursuant to which we have licensed to Par Pharmaceutical Companies, Inc. ("Par") commercialization rights in the United States to pafuramidine for the treatment of PCP in AIDS patients.

In return, we received an initial payment of $3 million. Par will also pay us as much as $29 million in development milestones if pafuramidine advances through ongoing Phase III clinical trials and FDA regulatory review and approval. In addition to royalties on sales, we may receive up to $115 million in additional milestone payments on future sales and will retain the right to co-market pafuramidine in the United States. We have also granted Par a right of first offer to negotiate a license agreement with us if we determine that pafuramidine can be used for the treatment and/or prophylaxis of malaria.

* * * * * *

Corporate Information

Eric L. Sorkin
Chairman, President and
Chief Executive Officer

Cecilia Chan
Board Member, Executive Director

Gary C. Parks
Treasurer, Secretary and
Chief Financial Officer

Carol A. Olson, MD, PhD
Senior Vice President, Chief Medical Officer

Norman A. Abood, PhD
Vice President, Discovery Programs

Lawrence A. Potempa, PhD
Vice President

Daniel M. Schmitt
Vice President, Licensing and
Commercial Development

David M. Fleet
Board Member, Principal
David Fleet Pharmaceutical Industry
Consultancy Services
Sunningdale, Berkshire UK

Judy Lau
Board Member, Chairperson
Convergent Business Group
Hong Kong, PRC

Levi H. K. Lee, MD
Board Member, Physician
Queen Mary Hospital
Hong Kong, PRC

Donald F. Sinex
Board Member, Partner
Devonwood Investors, LLC
New York, NY

Stockholder Information

Annual Meeting

The annual meeting of stockholders will be held at 2:00 p.m. Eastern Standard Time on Thursday, November 29, 2007 at the Grand Hyatt New York, 109 East 42nd Street, New York, NY 10017

Auditors

Deloitte & Touche LLP
555 East Wells Street, Suite 1400
Milwaukee, WI 53202

Registrar & Transfer Agent

Computershare Investor Services LLC
250 Royall Street
Canton, MA 02021
(312) 360-5408

Common Stock Listing

American Stock Exchange
Symbol: **IMM**



IMMTECH Pharmaceuticals, Inc
One North End Avenue
New York, NY 10282
Tel: (877) 898-8038
www.immtechpharma.com

IMMTECH
PHARMACEUTICALS

END